As filed with the Securities and Exchange Commission on April 29, 2026
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE BRINK’S COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Virginia	4731	54-1317776
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1801 Bayberry Court
P. O. Box 18100
Richmond, VA 23226
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Kristen W. Cook
Executive Vice President, Chief Legal Officer
The Brink’s Company
1801 Bayberry Court
P. O. Box 18100
Richmond, VA 23226
(804) 289-9600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:

Keith M. Townsend, Esq. Rahul Patel, Esq. Robert J. Leclerc, Esq. Trevor G. Pinkerton, Esq. King & Spalding LLP 1180 Peachtree Street NE Atlanta, GA 30309 (404) 572-4600	Ricardo Nuñez Executive Vice President, General Counsel, Secretary and Chief Compliance Officer NCR Atleos Corporation 864 Spring Street NW Atlanta, GA 30308 (832) 308-4999	David Grubman, Esq. George M. Hunter, Esq. Adam Cromie, Esq. Sidley Austin LLP 787 7th Avenue New York, NY 10019 (212) 839-5300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the mergers described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY - SUBJECT TO COMPLETION - DATED APRIL 29, 2026

To the Shareholders of The Brink’s Company and the Stockholders of NCR Atleos Corporation
MERGERS PROPOSED - YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of The Brink’s Company (“Brink’s”) and NCR Atleos Corporation (“NCR Atleos”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed Mergers (as defined below). We are requesting that you take certain actions as a holder of Brink’s common stock, par value $1.00 per share (“Brink’s Common Stock”), or as a holder of NCR Atleos common stock, par value $0.01 per share (“NCR Atleos Common Stock”).
The boards of directors of The Brink’s Company and NCR Atleos have each approved, by the unanimous vote of the directors, an agreement for Brink’s to acquire NCR Atleos. Pursuant to the Agreement and Plan of Merger, dated as of February 26, 2026, by and among Brink’s, NCR Atleos, Novus Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Brink’s (“Merger Sub I”), and Novus Merger Sub II, LLC, a Maryland limited liability company and wholly owned subsidiary of Brink’s (“Merger Sub II”) (as amended from time to time, the “Merger Agreement”), (i) Merger Sub I will merge with and into NCR Atleos (the “First Merger”), with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s.
In connection with the Mergers, holders of NCR Atleos Common Stock will receive (i) an amount in cash equal to $30.00, without interest (the “Cash Consideration”), and (ii) 0.1574 shares of Brink’s Common Stock (the “Exchange Ratio,” such shares, the “Stock Consideration” and the Stock Consideration, together with the Cash Consideration, the “Merger Consideration”) for each share of NCR Atleos Common Stock they own. Brink’s shareholders will continue to own their existing shares of Brink’s Common Stock. Based on the $129.58 per share closing price of Brink’s Common Stock on the New York Stock Exchange (the “NYSE”) on February 25, 2026, the last trading day before public announcement of the Mergers, the Merger Consideration represented approximately $50.40 in value for each share of NCR Atleos Common Stock. Based on the $[ ] per share closing price of Brink’s Common Stock on the NYSE on [ ], 2026, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the Merger Consideration represented approximately $[ ] in value for each share of NCR Atleos Common Stock. The value of Brink’s Common Stock at the time of completion of the First Merger could be greater than, less than or the same as the value of Brink’s Common Stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Brink’s Common Stock (trading symbol “BCO”) and NCR Atleos Common Stock (trading symbol “NATL”).
We expect the Mergers will qualify as a reorganization for federal income tax purposes. Assuming the Mergers so qualify, a U.S. holder (as defined in the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Mergers”) of NCR Atleos Common Stock that receives shares of Brink’s Common Stock and cash in exchange for shares of NCR Atleos Common Stock in connection with the First Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Brink’s Common Stock received by such U.S. holder in connection with the First Merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s NCR Atleos Common Stock exchanged therefor and (ii) the amount of cash received by such U.S. holder (in each case, excluding any cash received in lieu of a fractional share of Brink’s Common Stock, which is addressed in “Certain Material U.S. Federal Income Tax Consequences of the Mergers—Cash Instead of Fractional Shares”).
Based on the current number of shares of NCR Atleos Common Stock outstanding and reserved for issuance, Brink’s expects to issue approximately [ ] million shares of Brink’s Common Stock in connection with the Mergers. Following the completion of the Mergers, we estimate that former holders of NCR Atleos Common Stock will own approximately 22% and existing holders of Brink’s Common Stock as of the record date will own approximately 78% of the common stock of the combined company.
The special meeting of Brink’s shareholders will be held virtually on [ ], 2026 at [ ], Eastern Time. The special meeting of NCR Atleos stockholders will be held virtually on [ ], 2026 at [ ], Eastern Time. At the Brink’s special meeting, in addition to other business, Brink’s will ask its shareholders to approve the issuance of shares of Brink’s Common Stock pursuant to the Merger Agreement (the “Share Issuance”). At the NCR Atleos special meeting, in addition to other business, NCR Atleos will ask its stockholders to approve the transactions contemplated by the Merger Agreement, including the Mergers (the “NCR Atleos Merger Proposal”). Information about these meetings, the Share Issuance and the Mergers is contained in the accompanying joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 22. We urge you to read the accompanying joint proxy statement/prospectus carefully and in its entirety.
Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at that meeting. If you are an NCR Atleos stockholder and you do not vote, it will have the same effect as voting “AGAINST” the NCR Atleos Merger Proposal.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at their respective meetings. We strongly support this acquisition and join our boards of directors in their recommendations.

[Signature to be inserted]	[Signature to be inserted]

Mark Eubanks Director and President and Chief Executive Officer The Brink’s Company	Timothy C. Oliver Director and President and Chief Executive Officer NCR Atleos Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/prospectus is dated [ ], 2026, and is first being mailed to Brink’s shareholders and NCR Atleos stockholders on or about [ ], 2026.

The Brink’s Company
1801 Bayberry Court
P. O. Box 18100
Richmond, VA 23226-8100
Notice of Special Meeting of Shareholders
To the Shareholders of The Brink’s Company:
On February 26, 2026, The Brink’s Company (“Brink’s”), NCR Atleos Corporation (“NCR Atleos”), Novus Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Brink’s (“Merger Sub I”), and Novus Merger Sub II, LLC, a Maryland limited liability company and wholly owned subsidiary of Brink’s (“Merger Sub II”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus. Pursuant to the Merger Agreement (i) Merger Sub I will merge with and into NCR Atleos (the “First Merger”), with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s.
NOTICE IS HEREBY GIVEN that a special meeting of Brink’s shareholders (the “Brink’s Special Meeting”) will be held virtually on [ ], 2026 at [ ], Eastern Time (unless it is adjourned or postponed to a later date). The Brink’s Special Meeting will be held exclusively online via webcast. You will be able to attend the Brink’s Special Meeting by visiting www.virtualshareholdermeeting.com/BCO2026SM (the “Brink’s Special Meeting Website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of common stock of Brink’s, par value $1.00 per share (“Brink’s Common Stock”), in “street name.” You will be able to vote your shares electronically over the internet during the meeting by logging into the Brink’s Special Meeting Website and using the control number. We are pleased to notify you of, and invite you to virtually attend, the Brink’s Special Meeting.
At the Brink’s Special Meeting, you will be asked to consider and vote on the following matters:
•
Proposal to approve the issuance of Brink’s Common Stock to holders of NCR Atleos Common Stock pursuant to the Merger Agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of Brink’s Common Stock in an amount that exceeds 20% of the currently outstanding shares of Brink’s Common Stock) (the “Brink’s Share Issuance Proposal”).

•
Proposal to adjourn the Brink’s Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the Brink’s Share Issuance Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Brink’s Common Stock (the “Brink’s Adjournment Proposal”).

The Brink’s board of directors (the “Brink’s Board”) has fixed the close of business on [ ], 2026 as the record date for the Brink’s Special Meeting (the “Brink’s Record Date”). Only holders of record of Brink’s Common Stock as of the close of business on the Brink’s Record Date are entitled to notice of, and to vote at, the Brink’s Special Meeting or any adjournment or postponement thereof.
The Brink’s Board unanimously recommends that holders of Brink’s Common Stock vote “FOR” the Brink’s Share Issuance Proposal and “FOR” the Brink’s Adjournment Proposal.
Your vote is important, regardless of the number of shares you own. We cannot complete the transactions contemplated by the Merger Agreement unless Brink’s shareholders approve the Brink’s Share Issuance Proposal. The affirmative vote of at least a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon at the Brink’s Special Meeting is required to approve the Brink’s Share Issuance Proposal.
Each copy of the joint proxy statement/prospectus mailed to Brink’s shareholders is accompanied by a form of proxy card with instructions for voting.
Whether or not you plan to attend the Brink’s Special Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
The joint proxy statement/prospectus of which this notice is a part provides a detailed description of the Merger Agreement, the transactions contemplated thereby, including the Share Issuance and the Mergers, and the other matters to be considered at the Brink’s Special Meeting. A summary of the Merger Agreement is included in the joint proxy statement/prospectus in the sections entitled “The Mergers” and “The Merger Agreement,” and a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus, each of which is incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the accompanying joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus or need assistance with voting, you may contact MacKenzie Partners, Inc., Brink’s proxy solicitor, by calling toll-free at (800) 322-2885.

By Order of the Brink’s Board

[Signature to be inserted]

Mark Eubanks
Director and President and Chief Executive Officer
The Brink’s Company

[ ], 2026

NCR Atleos Corporation
864 Spring Street NW
Atlanta, GA 30308
Notice of Special Meeting of Stockholders
To the Stockholders of NCR Atleos Corporation:
On February 26, 2026, NCR Atleos Corporation (“NCR Atleos”) and The Brink’s Company (“Brink’s”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), by and among NCR Atleos, Brink’s, Novus Merger Sub, Inc. (“Merger Sub I”) and Novus Merger Sub II, LLC (“Merger Sub II”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus of which this notice is a part. Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into NCR Atleos (the “First Merger”), with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s.
NOTICE IS HEREBY GIVEN that a special meeting of NCR Atleos stockholders (the “NCR Atleos Special Meeting”) will be held virtually on [ ], 2026, at [ ], Eastern Time (unless it is adjourned or postponed to a later date). The NCR Atleos Special Meeting will be held exclusively online via webcast. You will be able to attend the NCR Atleos Special Meeting by visiting www.virtualshareholdermeeting.com/NATL2026SM (the “NCR Atleos Special Meeting Website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of NCR Atleos Common Stock in “street name.” You will be able to vote your shares electronically over the internet during the meeting by logging into the NCR Atleos Special Meeting Website and using the control number. We are pleased to notify you of, and invite you to, the NCR Atleos Special Meeting.
At the NCR Atleos Special Meeting, you will be asked to consider and vote on the following matters:
•	Proposal to approve the transactions contemplated by the Merger Agreement (the “Transactions”), including the Mergers (the “NCR Atleos Merger Proposal”);
•
Proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to NCR Atleos’ named executive officers that is based on or otherwise relates to the Mergers (the “NCR Atleos Compensation Proposal”); and

•
Proposal to adjourn the NCR Atleos Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the NCR Atleos Merger Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to NCR Atleos stockholders (the “NCR Atleos Adjournment Proposal”).

The NCR Atleos board of directors (the “NCR Atleos Board”) has fixed the close of business on [ ], 2026 as the record date for the NCR Atleos Special Meeting (the “NCR Atleos Record Date”). Only holders of record of NCR Atleos Common Stock as of the close of business on the NCR Atleos Record Date are entitled to notice of, and to vote at, the NCR Atleos Special Meeting or any adjournment or postponement thereof.
The NCR Atleos Board unanimously recommends that NCR Atleos stockholders vote “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.
In accordance with Section 3-202(c) of the Maryland General Corporation Law, no appraisal rights will be available to NCR Atleos stockholders in connection with the Transactions.
Your vote is important, regardless of the number of shares you own. We cannot complete the transactions contemplated by the Merger Agreement unless NCR Atleos stockholders approve the NCR Atleos Merger Proposal. Approval of the NCR Atleos Merger Proposal requires the affirmative vote of NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast thereon at the NCR Atleos Special Meeting.
Each copy of the joint proxy statement/prospectus mailed to NCR Atleos stockholders is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the NCR Atleos Special Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
The joint proxy statement/prospectus of which this notice is a part provides a detailed description of the Merger Agreement, the Transactions, including the Mergers, and the other matters to be considered at the NCR Atleos Special Meeting. A summary of the Merger Agreement is included in the joint proxy statement/prospectus in the sections entitled “The Mergers” and “The Merger Agreement,” and a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus, each of which is incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the accompanying joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus or need assistance with voting, you may contact Innisfree M&A Incorporated, NCR Atleos’ proxy solicitor, by calling toll-free at (877) 750-8197, or for banks and brokers, collect at (212) 750-5833.

By Order of the NCR Atleos Board,

[Signature to be inserted]

Ricardo Nuñez
Executive Vice President, General Counsel, Secretary and Chief Compliance Officer
NCR Atleos Corporation

[ ], 2026

ADDITIONAL INFORMATION
As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this joint proxy statement/prospectus incorporates by reference important business and financial information about Brink’s and NCR Atleos from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at www.sec.gov.
Copies of documents filed by Brink’s with the SEC are available at the investor relations page of Brink’s website, investors.brinks.com, and are also available to you free of charge upon your request in writing or by telephone to Brink’s at the address and telephone number below. Copies of documents filed by NCR Atleos with the SEC are available at the investor relations page of NCR Atleos’ website, investor.ncratleos.com, and are also available to you free of charge upon your request in writing or by telephone to NCR Atleos at the address and telephone number below.

if you are a Brink’s shareholder:	if you are an NCR Atleos stockholder:

The Brink’s Company 1801 Bayberry Court P. O. Box 18100 Richmond, VA 23226 (804) 289-9600 Attention: Corporate Secretary	NCR Atleos Corporation 864 Spring Street NW Atlanta, GA 30308 (832) 308-4999 Attention: Corporate Secretary

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must make your request no later than five business days before the date of the applicable special meeting. This means that Brink’s shareholders requesting documents must do so by [ ], 2026 in order to receive them before the Brink’s Special Meeting, and NCR Atleos stockholders requesting documents must do so by [ ], 2026 in order to receive them before the NCR Atleos Special Meeting.
See the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus for further information. The contents of the websites of the SEC, Brink’s and NCR Atleos are not being incorporated by reference into this joint proxy statement/prospectus. This information about how you can obtain certain documents that are being incorporated by reference into this joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Brink’s, constitutes a prospectus of Brink’s under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Brink’s Common Stock to be issued to holders of NCR Atleos Common Stock pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of Brink’s and NCR Atleos under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Brink’s Special Meeting and a notice of meeting with respect to the NCR Atleos Special Meeting.
Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding NCR Atleos has been provided by NCR Atleos and information contained in, or incorporated by reference into, this document regarding Brink’s has been provided by Brink’s.
You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [ ], 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither Brink’s nor NCR Atleos assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. Neither the mailing of this joint proxy statement/prospectus to Brink’s shareholders or NCR Atleos stockholders nor the issuance by Brink’s of shares of Brink’s Common Stock in connection with the Merger Agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars. In this joint proxy statement/prospectus, except as otherwise indicated or the context otherwise requires, references to:
“Brink’s” refers to The Brink’s Company, a Virginia corporation;
“Brink’s Board” refers to the board of directors of Brink’s;
“Brink’s Common Stock” refers to the common stock, par value $1.00 per share, of Brink’s;
“NCR Atleos” refers to NCR Atleos Corporation, a Maryland corporation;
“NCR Atleos Board” refers to the board of directors of NCR Atleos; and
“NCR Atleos Common Stock” refers to the common stock, par value $0.01 per share, of NCR Atleos.

i

ii

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QUESTIONS AND ANSWERS
The following are some questions that you may have about the Mergers and the Brink’s Special Meeting or the NCR Atleos Special Meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the Mergers and the Brink’s Special Meeting or the NCR Atleos Special Meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Brink’s has agreed to acquire NCR Atleos through (i) the merger of Novus Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Brink’s (“Merger Sub I”), with and into NCR Atleos (the “First Merger”), with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, the merger of NCR Atleos with and into Novus Merger Sub II, LLC, a Maryland limited liability company and wholly owned subsidiary of Brink’s (“Merger Sub II” and, such merger, the “Second Merger” and the Second Merger, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s. A copy of the Agreement and Plan of Merger, dated as of February 26, 2026, by and among Brink’s, NCR Atleos, Merger Sub I and Merger Sub II (as amended from time to time, the “Merger Agreement”), is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

To complete the Mergers, among other things:
•
Brink’s shareholders must approve the issuance of Brink’s Common Stock to holders of NCR Atleos Common Stock pursuant to the Merger Agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of Brink’s Common Stock in an amount that exceeds 20% of the currently outstanding shares of Brink’s Common Stock) (the “Brink’s Share Issuance Proposal”); and

•	NCR Atleos stockholders must approve the transactions contemplated by the Merger Agreement (the “Transactions”), including the Mergers (the “NCR Atleos Merger Proposal”).
Brink’s is holding a special meeting of Brink’s shareholders (the “Brink’s Special Meeting”) to obtain approval of the Brink’s Share Issuance Proposal. Brink’s shareholders will also be asked to approve the proposal to adjourn the Brink’s Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the Brink’s Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Brink’s Common Stock (the “Brink’s Adjournment Proposal”).
Holders of Brink’s Common Stock are not entitled to appraisal or dissenters’ rights in connection with the Mergers.
NCR Atleos is holding a special meeting of NCR Atleos stockholders (the “NCR Atleos Special Meeting”) to obtain approval of the NCR Atleos Merger Proposal. NCR Atleos stockholders will also be asked (1) to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to NCR Atleos’ named executive officers that is based on or otherwise relates to the Mergers (the “NCR Atleos Compensation Proposal”) and (2) to approve the proposal to adjourn the NCR Atleos Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the NCR Atleos Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to NCR Atleos stockholders (the “NCR Atleos Adjournment Proposal”).
Holders of NCR Atleos Common Stock are not entitled to appraisal or dissenters’ rights in connection with the Mergers.
This document is also a prospectus that is being delivered to NCR Atleos stockholders because, in connection with the Mergers, Brink’s is offering shares of Brink’s Common Stock to holders of NCR Atleos Common Stock.
This joint proxy statement/prospectus contains important information about the Mergers and the other proposals being voted on at the Brink’s Special Meeting and the NCR Atleos Special Meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy card as soon as possible.
Q:	What will happen in the Mergers?
A:	In the Mergers, (i) Merger Sub I will merge with and into NCR Atleos, with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s. Each share of NCR Atleos Common Stock issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) (other than certain shares of NCR Atleos Common Stock held by Brink’s, Merger Sub I and Merger Sub II) will be converted automatically into the right to receive (i) an amount in cash equal to $30.00, without interest (the “Cash Consideration”), and (ii) 0.1574 shares of Brink’s Common Stock (the “Exchange Ratio,” such shares, the “Stock Consideration” and the Stock Consideration, together with the Cash Consideration, the “Merger Consideration”). After completion of the Mergers, NCR Atleos will cease to exist, will no longer be a public company, and NCR Atleos Common Stock will be delisted from the New York Stock Exchange (the “NYSE”), will be deregistered under the Exchange Act, and will cease to be publicly traded. Brink’s shareholders will continue to own their existing shares of Brink’s Common Stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Transactions” and the Merger Agreement for more information about the Mergers.
Q:	When and where will each of the special meetings take place?
A:
The Brink’s Special Meeting will be held virtually on [ ], 2026 at [ ], Eastern Time. You will be able to attend the Brink’s Special Meeting by visiting www.virtualshareholdermeeting.com/BCO2026SM (the “Brink’s Special Meeting Website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Brink’s Common Stock in “street name.” You will be able to vote your shares electronically over the internet during the meeting by logging into the Brink’s Special Meeting Website and using the control number.

The NCR Atleos Special Meeting will be held virtually on [ ], 2026 at [ ], Eastern Time. You will be able to attend the NCR Atleos Special Meeting by visiting www.virtualshareholdermeeting.com/NATL2026SM (the “NCR Atleos Special Meeting Website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of NCR Atleos Common Stock in “street name.” You will be able to vote your shares electronically over the internet during the meeting by logging into the NCR Atleos Special Meeting Website and using the control number.
Even if you plan to attend your respective company’s special meeting, Brink’s and NCR Atleos recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted at the special meeting by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares.
Q:	What matters will be considered at each of the special meetings?
A:	At the Brink’s Special Meeting, Brink’s shareholders will be asked to consider and vote on the following proposals:
•
The Brink’s Share Issuance Proposal. Approval of the issuance of Brink’s Common Stock to holders of NCR Atleos Common Stock pursuant to the Merger Agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of Brink’s Common Stock in an amount that exceeds 20% of the currently outstanding shares of Brink’s Common Stock).

•
The Brink’s Adjournment Proposal. Approval of the adjournment of the Brink’s Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the Brink’s Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Brink’s Common Stock.

In order to complete the Mergers, Brink’s shareholders must approve the Brink’s Share Issuance Proposal. The Brink’s Adjournment Proposal is not a condition to Brink’s obligation to complete the Mergers.
At the NCR Atleos Special Meeting, NCR Atleos stockholders will be asked to consider and vote on the following proposals:
•	The NCR Atleos Merger Proposal. Approval of the Transactions, including the Mergers.
•
The NCR Atleos Compensation Proposal. Approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to NCR Atleos’ named executive officers that is based on or otherwise relates to the Mergers.

•
The NCR Atleos Adjournment Proposal. Approval of the adjournment of the NCR Atleos Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the NCR Atleos Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of NCR Atleos Common Stock.

In order to complete the Mergers, NCR Atleos stockholders must approve the NCR Atleos Merger Proposal. Neither the NCR Atleos Compensation Proposal nor the NCR Atleos Adjournment Proposal is a condition to NCR Atleos’ obligation to complete the Mergers.
Q:	What will holders of NCR Atleos Common Stock receive in the Mergers?
A:
If the First Merger is completed, holders of NCR Atleos Common Stock will receive (i) an amount in cash equal to $30.00, without interest, and (ii) 0.1574 shares of Brink’s Common Stock for each share of NCR Atleos Common Stock they held immediately prior to the completion of the First Merger (other than certain shares held by Brink’s, Merger Sub I and Merger Sub II). Brink’s will not issue any fractional shares of Brink’s Common Stock in the Mergers. Holders of NCR Atleos Common Stock who would otherwise be entitled to a fractional share of Brink’s Common Stock in the Mergers will instead receive an amount in cash (rounded down to the nearest cent) equal to the product of (i) such fractional part of a share of Brink’s Common Stock and (ii) the closing price on the NYSE for a share of Brink’s Common Stock on the last trading day immediately preceding the First Effective Time.

Based on the $129.58 per share closing price of Brink’s Common Stock on the NYSE on February 25, 2026, the last trading day before public announcement of the Mergers, the Merger Consideration represented approximately $50.40 in value for each share of NCR Atleos Common Stock. Based on the $[ ] per share closing price of Brink’s Common Stock on the NYSE on [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus, the Merger Consideration represented approximately $[ ] in value for each share of NCR Atleos Common Stock. The value of Brink’s Common Stock at the time of completion of the First Merger could be greater than, less than or the same as the value of Brink’s Common Stock on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations of Brink’s Common Stock (trading symbol “BCO”) and NCR Atleos Common Stock (trading symbol “NATL”).
Q:	What will holders of Brink’s Common Stock receive in the Mergers?
A:
In the Mergers, holders of Brink’s Common Stock will not receive any consideration, and their shares of Brink’s Common Stock will remain outstanding. Following the Mergers, shares of Brink’s Common Stock will continue to be listed on the NYSE.

Q:	Will the value of the Merger Consideration change between the date of this joint proxy statement/prospectus and the time the Mergers are completed?
A:
Yes. Although the Cash Consideration and the number of shares of Brink’s Common Stock that holders of NCR Atleos Common Stock will receive per share of NCR Atleos Common Stock is fixed, the value of the Stock Consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the Mergers based upon the market value for Brink’s Common Stock. Any fluctuation in the market price of Brink’s Common Stock after the date of this joint proxy statement/prospectus will change the value of the Stock Consideration that holders of NCR Atleos Common Stock will receive. Neither Brink’s nor NCR Atleos is permitted to terminate the Merger Agreement as a result, in and of itself, of any increase or decrease in the market price of Brink’s Common Stock or NCR Atleos Common Stock.

Q:	How will the Mergers affect NCR Atleos’ equity awards?
A:	Pursuant to the Merger Agreement and among other items set forth therein, at the First Effective Time, subject to certain exceptions:
(i)
except as specified in (ii) below, each NCR Atleos restricted stock unit that is subject to service-based vesting (“NCR Atleos RSU”) that is outstanding immediately prior to the First Effective Time will be assumed and converted into a restricted stock unit denominated in shares of Brink’s Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU as of immediately prior to the First Effective Time by (y) the sum of the Exchange Ratio and the quotient obtained by dividing the Cash Consideration by the average closing price for a share of Brink’s Common Stock on the NYSE for the ten consecutive trading days ending on and including the last trading day immediately preceding the First Effective Time (such sum, the “Equity Award Conversion Ratio” and each, a “Converted Brink’s RSU”);

(ii)
each NCR Atleos RSU granted to a non-employee director of NCR Atleos that is deferred under the NCR Atleos director compensation program (“NCR Atleos Deferred Director RSU”) and that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the Merger Consideration multiplied by the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU;

(iii)
each NCR Atleos RSU that is subject to performance-based vesting (“NCR Atleos PSU”) that is outstanding immediately prior to the First Effective Time will be assumed and converted into a restricted stock unit denominated in shares of Brink’s Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of NCR Atleos Common Stock subject to such NCR Atleos PSU as of immediately prior to the First Effective Time with performance deemed to be achieved based on actual performance or, if greater and required by the terms of the NCR Atleos PSU, at a payout percentage of 100% by (y) the Equity Award Conversion Ratio (each, a “Converted Brink’s PSU”); and

(iv)
each option to purchase NCR Atleos Common Stock (“NCR Atleos Option”) that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the product of (x) the number of shares of NCR Atleos Common Stock for which such NCR Atleos Option is exercisable and (y) the excess of the Merger Consideration over the per share exercise price of such NCR Atleos Option (reducing the Cash Consideration portion of the Merger Consideration first); provided that, if an NCR Atleos Option has a per share exercise price equal to or greater than the Merger Consideration it will be canceled without consideration and will be of no further force and effect.

Each Converted Brink’s RSU and Converted Brink’s PSU will have the same vesting and settlement schedule as the NCR Atleos RSU or NCR Atleos PSU, respectively, from which it was converted and will be subject to similar material terms and conditions of the equity plan under which it was originally granted, to the extent administratively practicable; provided that each Converted Brink’s PSU will only be subject to time-based vesting through the applicable original vesting date.
Q:	How does the Brink’s Board recommend that I vote at the Brink’s Special Meeting?
A:	The Brink’s Board unanimously recommends that you vote “FOR” the Brink’s Share Issuance Proposal and “FOR” the Brink’s Adjournment Proposal.
In considering the recommendation of the Brink’s Board, holders of Brink’s Common Stock should be aware that Brink’s directors and executive officers may have interests in the Mergers that are different from, or in addition to, the interests of Brink’s shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of Brink’s Directors and Executive Officers in the Mergers.”
Q:	How does the NCR Atleos Board recommend that I vote at the NCR Atleos Special Meeting?
A:	The NCR Atleos Board unanimously recommends that you vote “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.
In considering the recommendation of the NCR Atleos Board, holders of NCR Atleos Common Stock should be aware that the directors and executive officers of NCR Atleos may have interests in the Mergers that are different from, or in addition to, the interests of NCR Atleos stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers.”
Q:	Who is entitled to vote at the Brink’s Special Meeting?
A:
The record date for the Brink’s Special Meeting is [ ], 2026 (the “Brink’s Record Date”). All holders of Brink’s Common Stock who held shares at the close of business on the Brink’s Record Date are entitled to receive notice of, and to vote at, the Brink’s Special Meeting.

Each holder of Brink’s Common Stock is entitled to cast one vote on each matter properly brought before the Brink’s Special Meeting for each share of Brink’s Common Stock that such holder owned of record as of the Brink’s Record Date. As of the close of business on the Brink’s Record Date, there were [ ] outstanding shares of Brink’s Common Stock. Virtual attendance at the Brink’s Special Meeting is not required to vote. See below and the section entitled “The Brink’s Special Meeting—Proxies” for instructions on how to vote your shares without attending the Brink’s Special Meeting.
Q:	Who is entitled to vote at the NCR Atleos Special Meeting?
A:
The record date for the NCR Atleos Special Meeting is [ ], 2026 (the “NCR Atleos Record Date”). All holders of NCR Atleos Common Stock who held shares at the close of business on the NCR Atleos Record Date are entitled to receive notice of, and to vote at, the NCR Atleos Special Meeting.

Each holder of NCR Atleos Common Stock is entitled to cast one vote on each matter properly brought before the NCR Atleos Special Meeting for each share of NCR Atleos Common Stock that such holder owned of record as of the NCR Atleos Record

Date. As of the close of business on the NCR Atleos Record Date, there were [ ] outstanding shares of NCR Atleos Common Stock. Virtual attendance at the NCR Atleos Special Meeting is not required to vote. See below and the section entitled “The NCR Atleos Special Meeting—Proxies” for instructions on how to vote your shares without attending the NCR Atleos Special Meeting.
Q:	What constitutes a quorum for the Brink’s Special Meeting?
A:
Holders of a majority of the votes entitled to be cast by the outstanding shares of Brink’s Common Stock as of the Brink’s Record Date present (virtually) or represented by proxy will be necessary to constitute a quorum for the transaction of business at the Brink’s Special Meeting. In the event that a quorum is not present at the Brink’s Special Meeting, the holders of shares of Brink’s Common Stock entitled to vote at the Brink’s Special Meeting, present (virtually) or represented by proxy, shall have the power to adjourn the Brink’s Special Meeting to a later date and time if the votes cast in favor exceed the votes cast opposing such adjournment and, under Brink’s Amended and Restated Bylaws (the “Brink’s Bylaws”), the chairman of the Brink’s Special Meeting may adjourn or postpone the Brink’s Special Meeting from time to time, whether or not a quorum is present (in each case, subject to applicable law, the terms of the Merger Agreement and compliance with the terms of the Brink’s Bylaws).

If you fail to submit a proxy or to vote at the Brink’s Special Meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of Brink’s Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Q:	What constitutes a quorum for the NCR Atleos Special Meeting?
A:
NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast at the NCR Atleos Special Meeting must be present (virtually) or represented by proxy at the NCR Atleos Special Meeting to constitute a quorum for the transaction of business at the NCR Atleos Special Meeting. Abstentions are considered present for purposes of establishing a quorum. In the event that a quorum is not present at the NCR Atleos Special Meeting, the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting may adjourn the NCR Atleos Special Meeting to a later date and time and, in accordance with the Second Amended and Restated Bylaws of NCR Atleos (the “NCR Atleos Bylaws”), the NCR Atleos Special Meeting may also be adjourned or postponed from time to time by the chair of the NCR Atleos Special Meeting (in each case, subject to applicable law, the terms of the Merger Agreement and compliance with the terms of the Articles of Incorporation of NCR Atleos (including all charter filings related thereto, the “NCR Atleos Articles”) and NCR Atleos Bylaws). The date, time and place of the NCR Atleos Special Meeting, as reconvened, shall be either (i) announced at the NCR Atleos Special Meeting or (ii) provided at a future time through means announced at the NCR Atleos Special Meeting. If you fail to submit a proxy or to vote at the NCR Atleos Special Meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of NCR Atleos Common Stock will not be counted towards a quorum.

Q:	If my shares of common stock are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”) and fail to give voting instructions, your bank, broker, trustee or other nominee will not vote those shares. This applies to shares of both Brink’s Common Stock and NCR Atleos Common Stock.

Please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Brink’s or NCR Atleos or by voting at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of Brink’s Common Stock or NCR Atleos Common Stock may not give a proxy to Brink’s or NCR Atleos to vote those shares on any of the Brink’s proposals or any of the NCR Atleos proposals without specific instructions from their customers.
Q:	What vote is required for the approval of each proposal at the Brink’s Special Meeting?
A:
Brink’s Share Issuance Proposal: Approval of the Brink’s Share Issuance Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Brink’s Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Brink’s Share Issuance Proposal, it will have no effect on the Brink’s Share Issuance Proposal.

Brink’s Adjournment Proposal: Approval of the Brink’s Adjournment Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Brink’s Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Brink’s Adjournment Proposal, it will have no effect on the Brink’s Adjournment Proposal.
Q:	What vote is required for the approval of each proposal at the NCR Atleos Special Meeting?
A:
NCR Atleos Merger Proposal: Approval of the NCR Atleos Merger Proposal requires the affirmative vote of NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast thereon at the NCR Atleos Special Meeting. Shares of NCR Atleos Common Stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the NCR Atleos Merger Proposal.

NCR Atleos Compensation Proposal: Approval of the NCR Atleos Compensation Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Compensation Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Compensation Proposal and it will have no effect on the NCR Atleos Compensation Proposal.
NCR Atleos Adjournment Proposal: Approval of the NCR Atleos Adjournment Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Adjournment Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Adjournment Proposal and it will have no effect on the NCR Atleos Adjournment Proposal.
Q:	What if I hold shares in both Brink’s and NCR Atleos?
A:
If you hold shares of both Brink’s Common Stock and NCR Atleos Common Stock, you will receive two separate packages of proxy materials. A vote cast as a holder of Brink’s Common Stock will not count as a vote cast as a holder of NCR Atleos Common Stock, and a vote cast as a holder of NCR Atleos Common Stock will not count as a vote cast as a holder of Brink’s Common Stock. Therefore, please submit separate proxy cards for your shares of Brink’s Common Stock and your shares of NCR Atleos Common Stock.

Q:	Why am I being asked to consider and vote on the NCR Atleos Compensation Proposal?
A:
Under SEC rules, NCR Atleos is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to NCR Atleos’ named executive officers that is based on or otherwise relates to the Mergers.

Q:	What happens if NCR Atleos stockholders do not approve, by non-binding, advisory vote, the NCR Atleos Compensation Proposal?
A:
The vote on the NCR Atleos Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the NCR Atleos Special Meeting. Because the vote on the NCR Atleos Compensation Proposal is advisory only, it will not be binding upon NCR Atleos, Brink’s, or the combined company or affect the Mergers or the obligation to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, the Merger-related compensation will be paid to NCR Atleos’ named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, even if NCR Atleos stockholders do not approve the NCR Atleos Compensation Proposal.

Q:	How can I vote my shares at my respective special meeting?
A:
Record holders. Shares held directly in your name as the holder of record of Brink’s Common Stock may be voted virtually at the Brink’s Special Meeting. You will be able to attend the Brink’s Special Meeting by visiting the Brink’s Special Meeting Website at www.virtualshareholdermeeting.com/BCO2026SM and using the 16-digit control number included in your proxy card. Shares held directly in your name as the holder of record of NCR Atleos Common Stock may be voted virtually at the NCR Atleos Special Meeting. You will be able to attend the NCR Atleos Special Meeting by visiting the NCR Atleos Special Meeting Website at www.virtualshareholdermeeting.com/NATL2026SM and using the 16-digit control number included in your proxy card.

Shares in “street name.” Shares held in a brokerage or other account in “street name” may be voted virtually during the Brink’s Special Meeting by visiting the Brink’s Special Meeting Website and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record. Shares held in a brokerage or other account in “street name” may be voted virtually during the NCR Atleos Special Meeting by visiting the NCR Atleos Special Meeting Website and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record.
Even if you plan to attend the Brink’s Special Meeting or the NCR Atleos Special Meeting, as applicable, Brink’s and NCR Atleos recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The Brink’s Special Meeting” and under the section entitled “The NCR Atleos Special Meeting.”
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold your shares directly as the holder of record of Brink’s Common Stock or NCR Atleos Common Stock or beneficially in “street name,” you may direct your vote by proxy without attending the Brink’s Special Meeting or the NCR Atleos Special Meeting, as applicable.

If you are a record holder of Brink’s Common Stock or NCR Atleos Common Stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The Brink’s Special Meeting” and under the section entitled “The NCR Atleos Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of Brink’s Common Stock or NCR Atleos Common Stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your special meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for Brink’s or NCR Atleos (as applicable) to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote at the NCR Atleos Special Meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote thereat, will have the same effect as a vote “AGAINST” the NCR Atleos Merger Proposal and an abstention will have the same effect as a vote “AGAINST” the NCR Atleos Merger Proposal.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at your respective special meeting. You can do this by:
(i)	timely delivery of a written notice of revocation of your proxy to the Corporate Secretary of Brink’s or NCR Atleos, as applicable;
(ii)	signing and returning a subsequently dated proxy card by 11:59 p.m., Eastern Time, on the day before the applicable special meeting;
(iii)	for holders of Brink’s Common Stock, attending and voting virtually at the Brink’s Special Meeting;
(iv)	for holders of NCR Atleos Common Stock, attending and voting virtually at the NCR Atleos Special Meeting; or
(v)	voting by telephone or internet at a later time.

If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.
Q:	What happens if I sell my shares of Brink’s Common Stock or NCR Atleos Common Stock after the record date but before the date of the Brink’s Special Meeting or the NCR Atleos Special Meeting?
A:
The record dates for the Brink’s Special Meeting and the NCR Atleos Special Meeting are earlier than the dates of the Brink’s Special Meeting and the NCR Atleos Special Meeting, respectively, and earlier than the date that the Mergers are expected to be completed. If you transfer your shares of Brink’s Common Stock or NCR Atleos Common Stock after the applicable record date but before the date of the Brink’s Special Meeting or the NCR Atleos Special Meeting, as applicable, you will retain your right to vote at the Brink’s Special Meeting or the NCR Atleos Special Meeting, as applicable. Holders of NCR Atleos Common Stock as of the NCR Atleos Record Date will not have the right, however, to receive the Merger Consideration to be received by the holders of NCR Atleos Common Stock in the Mergers with respect to any shares of NCR Atleos Common Stock transferred after the NCR Atleos Record Date but prior to the NCR Atleos Special Meeting. In order to receive the Merger Consideration, you must hold your shares of NCR Atleos Common Stock through the First Effective Time.

Q:	Are holders of Brink’s Common Stock entitled to appraisal or dissenters’ rights?
A:
No. Holders of Brink’s Common Stock are not entitled to appraisal or dissenters’ rights under the Virginia Stock Corporation Act, as amended (the “VSCA”). For more information, see the section entitled “The Mergers—No Appraisal or Dissenters’ Rights in the Mergers.”

Q:	Are holders of NCR Atleos Common Stock entitled to appraisal or dissenters’ rights?
A:
No. Holders of NCR Atleos Common Stock are not entitled to appraisal or dissenters’ rights under the Maryland General Corporation Law, as amended (“MGCL”). For more information, see the section entitled “The Mergers—No Appraisal or Dissenters’ Rights in the Mergers.”

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Brink’s Share Issuance Proposal or the NCR Atleos Merger Proposal, or the other proposals to be considered at the Brink’s Special Meeting or the NCR Atleos Special Meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You should also read and carefully consider the risk factors with respect to Brink’s and NCR Atleos’ businesses that are contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the Mergers to holders of NCR Atleos Common Stock?
A:
Brink’s and NCR Atleos intend for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes, and Brink’s and NCR Atleos intend to report the Mergers consistent with such qualification. Assuming the Mergers so qualify, a U.S. holder (as defined in the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Mergers”) of NCR Atleos Common Stock that receives shares of Brink’s Common Stock and cash in exchange for shares of NCR Atleos Common Stock in connection with the First Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Brink’s Common Stock received by such U.S. holder in connection with the First Merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s NCR Atleos Common Stock exchanged therefor and (ii) the amount of cash received by such U.S. holder (in each case, excluding any cash received in lieu of a fractional share of Brink’s Common Stock, which is addressed in “Certain Material U.S. Federal Income Tax Consequences of the Mergers—Cash Instead of Fractional Shares”). However, it is not a condition to Brink’s obligation or NCR Atleos’ obligation to complete the Mergers that the Mergers, taken together, qualify as a “reorganization” or that Brink’s or NCR Atleos receive an opinion from counsel to that effect.

Neither Brink’s nor NCR Atleos has sought or will seek any ruling from the U.S. Internal Revenue Service regarding any matters relating to the Mergers and, as a result, there can be no assurance that the U.S. Internal Revenue Service would not assert that the Mergers, taken together, do not qualify as a “reorganization,” or that a court would not sustain such a position.
If the U.S. Internal Revenue Service or a court were to determine that the Mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of NCR Atleos Common Stock that exchanges such shares of NCR Atleos Common Stock for Brink’s Common Stock and cash in connection with the

First Merger generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash and the fair market value of the Brink’s Common Stock received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the NCR Atleos Common Stock exchanged therefor.
Holders of NCR Atleos Common Stock should consult with their tax advisors to determine the particular U.S. federal, state, local, or non-U.S. income or other tax consequences of the Mergers to them. For a more complete description of the U.S. federal income tax consequences of the Mergers, see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Mergers.”
Q:	When are the Mergers expected to be completed?
A:
Brink’s and NCR Atleos expect that the Mergers will close by the end of the first quarter of 2027. However, neither Brink’s nor NCR Atleos can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Brink’s must first obtain the approval of its shareholders for the Brink’s Share Issuance Proposal and NCR Atleos must first obtain the approval of its stockholders for the NCR Atleos Merger Proposal, and the two companies must also obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the Mergers?
A:
The obligations of Brink’s and NCR Atleos to complete the Mergers are subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the receipt of required regulatory approvals and the expiration of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), approval by Brink’s shareholders of the Brink’s Share Issuance Proposal and approval by NCR Atleos stockholders of the NCR Atleos Merger Proposal. For more information, see the section entitled “The Merger Agreement—Covenants and Agreements—Regulatory Matters.”

Q:	What happens if the Mergers are not completed?
A:
If the Mergers are not completed, holders of NCR Atleos Common Stock will not receive any consideration for their shares of NCR Atleos Common Stock in connection with the Mergers. Instead, NCR Atleos will remain an independent public company, NCR Atleos Common Stock will continue to be listed on the NYSE, and Brink’s will not complete the issuance of shares of Brink’s Common Stock pursuant to the Merger Agreement. In addition, if the Merger Agreement is terminated in certain circumstances, a termination fee of $175,000,000 may be payable by Brink’s to NCR Atleos or a termination fee of $145,000,000 may be payable by NCR Atleos to Brink’s, as applicable. See the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” for a more detailed discussion of the circumstances under which a termination fee would be required to be paid.

Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certificates with your proxy card. After the Mergers are completed, an exchange agent mutually agreed upon by Brink’s and NCR Atleos (the “Exchange Agent”) will send you instructions for exchanging NCR Atleos Common Stock certificates for the consideration to be received in the Mergers. See the section entitled “The Merger Agreement—Exchange of Shares and Payment Procedures.”

Q:	If I am a holder of NCR Atleos Common Stock and the First Merger is completed, how will I receive the Merger Consideration to which I am entitled?
A:
If the First Merger is completed and your shares of NCR Atleos Common Stock are held in book-entry through the Depositary Trust Company (“DTC”) or in “street name” by a broker or other nominee, NCR Atleos and Brink’s will cooperate to establish procedures to transmit the applicable Merger Consideration to you. If you are an NCR Atleos stockholder of record with your shares held in certificated form or held directly in your name in book-entry form other than through DTC, you will receive a letter of transmittal with instructions for returning such letter of transmittal, and, in the case of holders of share certificates, how to send your share certificates to the Exchange Agent, in connection with the Mergers. The Exchange Agent will issue and deliver to you the applicable Merger Consideration after you comply with these instructions.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you hold shares of Brink’s Common Stock or NCR Atleos Common Stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Brink’s Common Stock or NCR Atleos Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Brink’s Common Stock or NCR Atleos Common Stock are voted.
Shares in “street name.” For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
Q:	Who can help answer my questions?
A:
Brink’s shareholders: If you have any questions about the Mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Brink’s Corporate Secretary at the mailing address of the principal executive offices of Brink’s at 1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia 23226 or by phone at (804) 289-9600 or MacKenzie Partners, Inc., Brink’s proxy solicitor, by calling toll-free at (800) 322-2885.

NCR Atleos stockholders: If you have any questions about the Mergers or need assistance in completing your proxy or voting instruction card, have questions regarding the NCR Atleos Special Meeting or would like additional copies of this joint proxy statement/prospectus, please contact NCR Atleos’ Corporate Secretary at 864 Spring Street NW, Atlanta, GA 30308, or NCR Atleos’ proxy solicitor, Innisfree M&A Incorporated (“Innisfree”), by calling toll-free at (877) 750-8197, or for banks and brokers, collect at (212) 750-5833.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Brink’s and NCR Atleos into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus.
The Parties to the Merger Agreement
The Brink’s Company
Brink’s is a leading global provider of cash and valuables management, digital retail solutions and ATM managed services. Its customers include financial institutions, retailers, government agencies, mints, jewelers and other commercial operations around the world, and its global network serves customers in more than 100 countries. Brink’s has controlling ownership interests in companies in 51 countries and agency relationships with companies in additional countries. It employs approximately 65,400 people and its operations include approximately 1,200 facilities and 15,900 vehicles.
Brink’s Common Stock is traded on the NYSE under the symbol “BCO.” Brink’s principal executive offices are located at 1801 Bayberry Court, Richmond, Virginia 23226 and its telephone number is (804) 289-9600.
NCR Atleos Corporation
NCR Atleos is an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, merchants, manufacturers, retailers and consumers. It employs approximately 20,000 people and operates in approximately 140 countries worldwide.
NCR Atleos Common Stock is traded on the NYSE under the symbol “NATL.” NCR Atleos’ principal executive offices are located at 864 Spring Street NW, Atlanta, Georgia 30308 and its telephone number is (832) 308-4999.
Novus Merger Sub, Inc.
Novus Merger Sub, Inc. is a direct wholly owned subsidiary of Brink’s and was incorporated on February 20, 2026, solely for the purpose of engaging in the Transactions.
Novus Merger Sub II, LLC
Novus Merger Sub II, LLC is a direct wholly owned subsidiary of Brink’s and was formed on February 23, 2026, solely for the purpose of engaging in the Transactions.
The Mergers and the Merger Agreement (pages 59 and 110)
The terms and conditions of the Mergers are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Mergers.
Structure of the Mergers
Subject to the terms and conditions of the Merger Agreement, at the completion of the Mergers, (i) Merger Sub I will merge with and into NCR Atleos, with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s. After completion of the Mergers, NCR Atleos will cease to exist, will no longer be a public company, and NCR Atleos Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act, and will cease to be publicly traded. Holders of Brink’s Common Stock will continue to own their existing shares of Brink’s Common Stock.
Merger Consideration
If the First Merger is completed, holders of NCR Atleos Common Stock (other than certain shares held by Brink’s, Merger Sub I or Merger Sub II) will receive (i) the Cash Consideration of an amount in cash equal to $30.00, without interest, and (ii) the Stock Consideration of 0.1574 shares of Brink’s Common Stock for each share of NCR Atleos Common Stock they hold immediately prior to the First Effective Time. Brink’s will not issue any fractional shares of Brink’s Common Stock upon the cancellation and conversion of NCR Atleos Common Stock in the First Merger. Holders of NCR Atleos Common Stock who would otherwise be entitled to a fractional share of Brink’s Common Stock will instead receive an amount in cash (without interest and rounded down to the nearest cent) equal to the product of (i) such fractional part of a share of Brink’s Common Stock and (ii) the closing price on the NYSE for a share of Brink’s Common Stock on the last trading day immediately preceding the First Effective Time.
Brink’s Common Stock is listed on the NYSE under the symbol “BCO,” and NCR Atleos Common Stock is listed on the NYSE under the symbol “NATL.” The following table shows the closing sale prices of Brink’s Common Stock and NCR Atleos Common Stock, each as reported on the NYSE on February 25, 2026, the last full trading day before the public announcement of the Merger Agreement, and on [ ], 2026, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the Merger Consideration to be issued in exchange for each share of NCR Atleos Common Stock, which was calculated by adding (i) the per share Cash Consideration of $30.00 and (ii) the product obtained by multiplying the closing price of Brink’s Common Stock on those dates by the Exchange Ratio of 0.1574.

	Brink’s Common Stock	NCR Atleos Common Stock	Implied Value of One Share of NCR Atleos Common Stock
February 25, 2026	$129.58	$40.57	$50.40
[ ], 2026	$[ ]	$[ ]	$[ ]

For more information on the Merger Consideration, see the sections entitled “The Mergers—Terms of the Mergers” and “The Merger Agreement—Merger Consideration.”
Treatment of NCR Atleos’ Equity Awards (page 111)
Pursuant to the Merger Agreement and among other items set forth therein, at the First Effective Time, subject to certain exceptions:
(i)
except as specified in (ii) below, each NCR Atleos RSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a Converted Brink’s RSU, denominated in shares of Brink’s Common Stock, rounded down to the nearest whole share (based on the Equity Award Conversion Ratio) to the number of shares of Brink’s Common Stock subject to such award;

(ii)
each NCR Atleos RSU granted to a non-employee director of NCR Atleos that is deferred under the NCR Atleos director compensation program and that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the Merger Consideration multiplied by the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU;

(iii)
each NCR Atleos PSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a Converted Brink’s PSU, denominated in shares of Brink’s Common Stock, rounded down to the nearest whole share (based on the Equity Award Conversion Ratio), with performance deemed achieved based on actual performance through the First Effective Time or, if greater, and required by the terms of the NCR Atleos PSU, at a payout percentage of 100%; and

(iv)
each NCR Atleos Option that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the product of (x) the number of shares of NCR Atleos Common Stock for which such NCR Atleos Option is exercisable and (y) the excess of the Merger Consideration over the per share exercise price of such NCR Atleos Option (reducing the Cash Consideration portion of the Merger Consideration first); provided that, if an NCR Atleos Option has a per share exercise price equal to or greater than the Merger Consideration it will be canceled without consideration and will be of no further force and effect.

Each Converted Brink’s RSU and Converted Brink’s PSU will have the same vesting and settlement schedule as the NCR Atleos RSU or NCR Atleos PSU, respectively, from which it was converted and will be subject to similar material terms and conditions of the equity plan under which it was originally granted, to the extent administratively practicable; provided that each Converted Brink’s PSU will only be subject to time-based vesting through the original vesting date.
Brink’s will not issue any fractional shares of Brink’s Common Stock upon the settlement of NCR Atleos RSUs granted to non-employee directors of NCR Atleos that are deferred under the NCR Atleos director compensation program or the settlement of NCR Atleos Options in the First Merger. Holders of such NCR Atleos RSUs and NCR Atleos Options who would otherwise be entitled to a fractional share of Brink’s Common Stock will instead receive an amount in cash (without interest and rounded down to the nearest cent) equal to the product of (i) such fractional part of a share of Brink’s Common Stock and (ii) the closing price on the NYSE for a share of Brink’s Common Stock on the last trading day immediately preceding the First Effective Time.

Certain Material U.S. Federal Income Tax Consequences of the Mergers (page 144)
Brink’s and NCR Atleos intend for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and Brink’s and NCR Atleos intend to report the Mergers consistent with such qualification. Assuming the Mergers so qualify, a U.S. holder of NCR Atleos Common Stock that receives shares of Brink’s Common Stock and cash in exchange for shares of NCR Atleos Common Stock in connection with the First Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Brink’s Common Stock received by such U.S. holder in connection with the First Merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s NCR Atleos Common Stock exchanged therefor and (ii) the amount of cash received by such U.S. holder (in each case, excluding any cash received in lieu of a fractional share of Brink’s Common Stock, which is addressed in “Certain Material U.S. Federal Income Tax Consequences of the Mergers—Cash Instead of Fractional Shares”). However, it is not a condition to Brink’s obligation or NCR Atleos’ obligation to complete the Mergers that the Mergers, taken together, qualify as a “reorganization” or that Brink’s or NCR Atleos receive an opinion from counsel to that effect.
Neither Brink’s nor NCR Atleos has sought or will seek any ruling from the U.S. Internal Revenue Service regarding any matters relating to the Mergers and, as a result, there can be no assurance that the U.S. Internal Revenue Service would not assert that the Mergers, taken together, do not qualify as a “reorganization,” or that a court would not sustain such a position.
If the U.S. Internal Revenue Service or a court were to determine that the Mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of NCR Atleos Common Stock that exchanges such shares of NCR Atleos Common Stock for Brink’s Common Stock and cash in connection with the First Merger generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash and the fair market value of the Brink’s Common Stock received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the NCR Atleos Common Stock exchanged therefor.
Holders of NCR Atleos Common Stock should consult with their tax advisors to determine the particular U.S. federal, state, local, or non-U.S. income or other tax consequences of the Mergers to them. For a more complete description of the U.S. federal income tax consequences of the Mergers, see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Mergers.”
You should be aware that the tax consequences to you of the Mergers may depend upon your own situation. In addition, you may be subject to state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the Mergers.
Brink’s Reasons for the Mergers; Recommendation of the Brink’s Board (page 73)
The Brink’s Board has, by the unanimous vote at a meeting held on February 26, 2026, (i) determined that it is advisable and in the best interests of Brink’s and its shareholders that Brink’s enter into the Merger Agreement and consummate the Transactions, (ii) adopted the Merger Agreement and authorized and approved the consummation of the Transactions, including the Mergers and the Share Issuance, (iii) authorized and approved the execution, delivery and performance of the Merger Agreement, (iv) directed that the Share Issuance be submitted for consideration at a special meeting of Brink’s shareholders and (v) recommended approval of the Share Issuance by holders of Brink’s Common Stock. See the section entitled “The Mergers—Brink’s Reasons for the Mergers; Recommendation of the Brink’s Board” for a more detailed discussion of the Brink’s Board’s recommendation. The Brink’s Board unanimously recommends that Brink’s shareholders vote “FOR” the Brink’s Share Issuance Proposal and “FOR” the Brink’s Adjournment Proposal.
In reaching its decision to adopt the Merger Agreement and authorize and approve the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions, including the Mergers and the Share Issuance, and to recommend that Brink’s shareholders approve the Share Issuance, the Brink’s Board evaluated the Merger Agreement and the Transactions in consultation with Brink’s management, as well as Brink’s financial and legal advisors, and considered a number of factors. For a more detailed discussion of the recommendation of the Brink’s Board and the factors considered by the Brink’s Board, see the section entitled “The Mergers—Brink’s Reasons for the Mergers; Recommendation of the Brink’s Board.”
In considering the recommendation of the Brink’s Board, you should be aware that certain directors and executive officers of Brink’s may have interests in the Mergers that are different from, or in addition to, interests of Brink’s shareholders generally and may create potential conflicts of interest. The Brink’s Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the Transactions, and in recommending to Brink’s shareholders that they vote in favor of the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal. See the section entitled “The Mergers—Interests of Brink’s Directors and Executive Officers in the Mergers.”

NCR Atleos’ Reasons for the Mergers; Recommendation of the NCR Atleos Board (page 84)
The NCR Atleos Board has, by unanimous vote at a meeting held on February 26, 2026, (i) determined that it is in the best interests of NCR Atleos and NCR Atleos stockholders, and declared it advisable, that NCR Atleos enter into the Merger Agreement and consummate the Transactions, including the Mergers, (ii) declared that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in the Merger Agreement, (iii) recommended that NCR Atleos stockholders approve the Transactions, including the Mergers, and (iv) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of NCR Atleos stockholders. The NCR Atleos Board unanimously recommends that NCR Atleos stockholders vote “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.
In the course of reaching its determination and recommendation, the NCR Atleos Board met numerous times to consider a potential transaction with Brink’s and consulted with the transaction committee of the NCR Atleos Board (the “NCR Atleos Transaction Committee”), NCR Atleos’ management and its legal counsel and financial advisor. In recommending that NCR Atleos stockholders vote their shares of NCR Atleos Common Stock in favor of the NCR Atleos Merger Proposal, the NCR Atleos Board also considered a number of factors. For a more detailed discussion of the recommendation of the NCR Atleos Board and the factors considered by the NCR Atleos Board, see the section entitled “The Mergers—NCR Atleos’ Reasons for the Mergers; Recommendation of the NCR Atleos Board.”
In considering the recommendation of the NCR Atleos Board, you should be aware that certain directors and executive officers of NCR Atleos may have interests in the Mergers that are different from, or in addition to, interests of NCR Atleos stockholders generally and may create potential conflicts of interest. The NCR Atleos Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the Transactions, and in recommending to NCR Atleos stockholders that they vote in favor of the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal. See the section entitled “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers.”
Opinion of Brink’s Financial Advisor (page 77)
The Brink’s Board retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide it with financial advisory services in connection with a possible acquisition, merger, or similar business combination, and, if requested by the Brink’s Board, a financial opinion with respect thereto. Brink’s selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise, and reputation and its knowledge of the financial technology infrastructure industry, market, and regulatory environment and business and affairs of Brink’s. Morgan Stanley rendered to the Brink’s Board, at its special meeting on February 26, 2026, its oral opinion, subsequently confirmed by delivery of a written opinion dated February 26, 2026, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Merger Consideration was fair, from a financial point of view, to Brink’s.
The full text of the written opinion of Morgan Stanley, dated February 26, 2026, is attached as Annex B and incorporated by reference into this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. You are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Brink’s Board and addresses only the fairness, from a financial point of view, to Brink’s of the Merger Consideration as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the Transactions and does not constitute a recommendation to shareholders of Brink’s or stockholders of NCR Atleos as to how to act or vote in connection with the Mergers or any other matter or whether to take any other action with respect to the Mergers. The summary of Morgan Stanley’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. In addition, the opinion does not in any manner address the price at which Brink’s Common Stock will trade following the consummation of the Mergers or at any time.
For additional information, see the section entitled “The Mergers—Opinion of Brink’s Financial Advisor” and Annex B to this joint proxy statement/prospectus.
Opinion of NCR Atleos’ Financial Advisor (page 88)
At the meeting of the NCR Atleos Board on February 26, 2026, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the NCR Atleos Board that, as of such date and based upon and subject to the assumptions, qualifications, and limitations and other matters set forth in its opinion, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its February 26, 2026 oral opinion by delivering its written opinion to the NCR Atleos Board, dated as of February 26, 2026, that, as of such date, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders.
The full text of the written opinion of J.P. Morgan, dated as of February 26, 2026, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of NCR Atleos Common Stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the NCR Atleos Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Mergers, and was limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of NCR Atleos Common Stock in the Mergers and did not address any other aspect of the Transactions. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of NCR Atleos or as to the underlying decision by NCR Atleos to engage in the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of NCR Atleos as to how such stockholder should vote with respect to the proposed Transactions or any other matter.
For a description of the opinion that the NCR Atleos Board received from J.P. Morgan, see the section entitled “The Mergers—Opinion of NCR Atleos’ Financial Advisor” and Annex C to this joint proxy statement/prospectus.
No Appraisal or Dissenters’ Rights (page 108)
In connection with the Mergers, holders of Brink’s Common Stock are not entitled to appraisal or dissenters’ rights under the VSCA, and holders of NCR Atleos Common Stock are not entitled to appraisal or dissenters’ rights under the MGCL. For more information, see the section entitled “The Mergers—No Appraisal or Dissenters’ Rights in the Mergers.”
Interests of Brink’s Directors and Executive Officers in the Mergers (page 99)
In considering the recommendation of the Brink’s Board to vote for the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal, holders of Brink’s Common Stock should be aware that the directors and executive officers of Brink’s may have interests in the Mergers that are different from, or in addition to, the interests of Brink’s shareholders generally. The Brink’s Board was aware of these interests and considered them, among other matters, in making its recommendation that Brink’s shareholders vote to approve the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal.
These interests include that Brink’s directors and executive officers as of immediately prior to the First Effective Time will continue to serve as directors or executive officers, as applicable, of the combined company following the closing of the Mergers and that Brink’s directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with Brink’s.
The Brink’s Board was aware of and considered these respective interests when evaluating and negotiating the Merger Agreement and the Transactions, and in recommending to Brink’s shareholders that they vote to approve the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal. For more information, see the section entitled “The Mergers—Interests of Brink’s Directors and Executive Officers in the Mergers.”
Interests of NCR Atleos’ Directors and Executive Officers in the Mergers (page 99)
In considering the recommendation of the NCR Atleos Board to vote “FOR” the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal, NCR Atleos’ stockholders should be aware that the directors and executive officers of NCR Atleos may have interests in the Mergers that are different from, or in addition to, the interests of NCR Atleos’ stockholders generally. The NCR Atleos Board was aware of these interests and considered them, among other matters, in making its recommendation that NCR Atleos’ stockholders vote to approve the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal. These interests may include that:
•
NCR Atleos’ directors and executive officers hold NCR Atleos RSUs, NCR Atleos PSUs and NCR Atleos Options, which NCR Atleos equity awards will be treated in the same manner as the NCR Atleos equity awards held by other NCR Atleos service providers; provided that each NCR Atleos Deferred Director RSU that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the Merger Consideration multiplied by the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU;

•
each of NCR Atleos’ executive officers participates in the NCR Atleos Corporation Change in Control Severance Plan (the “NCR Atleos CIC Plan”), which provides severance and other benefits in the case of a qualifying termination on or following a change of control, which will include the completion of the Mergers (as further described in the section entitled “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers—NCR Atleos Corporation Change in Control Severance Plan”);

•
NCR Atleos’ executive officers who become officers or employees or who otherwise are retained to provide services to Brink’s may, prior to, on, or following the First Effective Time, enter into new individualized compensation arrangements with Brink’s and, following the First Effective Time, may participate in cash or equity incentive or other benefit plans maintained by Brink’s. As of the date of this joint proxy statement/prospectus, no new individualized compensation arrangements between NCR Atleos’ executive officers and Brink’s have been established;

•
pursuant to the terms of the Merger Agreement, NCR Atleos’ directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies and directors’ indemnification agreements following the Mergers; and

•
the NCR Atleos directors on the NCR Atleos Transaction Committee, Joseph E. Reece, Frank Natoli and Duncan L. Niederauer, received a one-time fee for their service on the NCR Atleos Transaction Committee. Mr. Reece received a one-time fee of $75,000 for his service as chair of the NCR Atleos Transaction Committee, and Messrs. Natoli and Niederauer each received a one-time fee of $50,000, which fees are not repayable if the closing of the Mergers does not occur. For more information, see the section entitled “The Mergers—Background of the Mergers.”

The NCR Atleos Board was aware of and considered these respective interests when deciding to recommend that NCR Atleos’ stockholders approve the Transactions, including the Mergers. For more information, see the section entitled “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers.”
Governance of the Combined Company After the Mergers (page 105)
Brink’s
Articles of Incorporation and Bylaws
The Brink’s Articles and the Brink’s Bylaws as in effect prior to the Mergers will remain in effect following the Closing (as defined below).
Officers and Board of Directors
Mark Eubanks and Kurt McMaken will continue to serve as Chief Executive Officer and Chief Financial Officer, respectively, of Brink’s.
The Merger Agreement provides that, as of the First Effective Time, one NCR Atleos director who meets Brink’s independence criteria and is jointly designated by Brink’s and NCR Atleos will be appointed to the Brink’s Board, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal.
Merger II Surviving Company
Articles of Organization
Upon the consummation of the Second Merger, the articles of organization of Merger Sub II as in effect immediately prior to the Second Effective Time will be the articles of organization of Merger II Surviving Company (as defined below) from and after the Second Effective Time until thereafter changed or amended as provided therein or by applicable law.
Limited Liability Company Agreement
Effective as of the Second Effective Time, the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Effective Time will be amended and restated to read in its entirety in the form of the limited liability company agreement set forth on Exhibit A to the Merger Agreement and, as so amended and restated, will be the limited liability company agreement of Merger II Surviving Company until thereafter changed or amended as provided therein and by applicable law.
Officers and Board of Directors
The officers of Merger I Surviving Corporation (as defined below) immediately prior to the Second Effective Time will become the officers of Merger II Surviving Company, each to hold office, from and after the Second Effective Time, in accordance with the limited liability company agreement of Merger II Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of Merger II Surviving Company.
Prior to the First Effective Time, NCR Atleos will use reasonable best efforts to cause each director of NCR Atleos to execute and deliver a letter effectuating his or her resignation as a member of the NCR Atleos Board, to be effective as of immediately prior to, and contingent upon the occurrence of, the Second Effective Time. Following the Second Effective Time, Merger II Surviving Company will be a member-managed LLC and will not have any directors or managers.
Regulatory Approvals (page 107)
The completion of the Mergers is subject to, among other conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Mergers,” (i) the expiration or termination of the statutory waiting period (and any extensions thereof) required by the HSR Act; (ii) the absence of any Restraints (as defined below); and (iii) the receipt of applicable governmental consents, approvals, or other clearances required to be obtained under the Merger Agreement, including with respect to certain money transmitter licenses of NCR Atleos and its subsidiaries. For more information, please see the sections entitled “The Mergers—Regulatory Approvals” and “The Merger Agreement—Covenants and Agreements—Regulatory Matters.”
Under the Merger Agreement, and subject to the paragraph immediately below, Brink’s, Merger Sub I, Merger Sub II and NCR Atleos have agreed to cooperate with the other parties and use their reasonable best efforts to consummate and make effective, as promptly as reasonably practicable, the Transactions, so as to enable the closing of the Mergers to occur as promptly as reasonably practicable (and in any event no later than the Outside Date (as defined below)).
Brink’s and its affiliates are not required under the Merger Agreement to contest or defend against any actual, anticipated or threatened judgment or action seeking to prevent, delay, or impair the consummation of the Transactions. NCR Atleos and its subsidiaries will not take any such actions without the prior written consent of Brink’s.
Brink’s will, and will cause its controlled affiliates to, use their reasonable best efforts to take certain steps to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers that may be necessary or required by any governmental authority, including by entering into a consent decree, undertaking, or order (i) requiring the divestiture, sale, disposition, licensing, or holding separate of any businesses, assets, or voting securities of NCR Atleos or Brink’s or any of their respective subsidiaries and agreeing to any customary transition services to facilitate the divestiture or (ii) agreeing to, accepting, and effecting (as applicable) conduct-related undertakings, commitments, or other conditions to be taken after the closing of the Mergers; provided that, for the avoidance of doubt, the actions contemplated by clauses (i) and (ii) are mutually exclusive, and Brink’s is only obligated to effectuate one or the other.
Notwithstanding anything to the contrary in the Merger Agreement, Brink’s and its controlled affiliates will not be required to (i) commit to any divestiture of any businesses, assets or securities of Brink’s, NCR Atleos, or any of their respective subsidiaries that directly or indirectly generated in the aggregate revenue in excess of $185,000,000 during the twelve calendar months ended December 31, 2025; (ii) agree to, accept, or effect any such conduct-related undertakings, commitments, or other conditions to be taken after the closing of the Mergers that would reasonably be expected to result in (x) an aggregate reduction of EBITDA of Brink’s or NCR Atleos of greater than $5,000,000 or (y) an aggregate one-time direct implementation cost to Brink’s or the Merger II Surviving Company in excess of $10,000,000; or (iii) commit to take any action that is not conditioned on the closing of the Mergers.
Expected Timing of the Mergers
Brink’s and NCR Atleos expect the Mergers to close by the end of the first quarter of 2027. However, neither Brink’s nor NCR Atleos can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Prior to closing, Brink’s must first obtain the approval of its shareholders with respect to the Share Issuance and NCR Atleos must first obtain the approval of its stockholders with respect to the Transactions. Brink’s and NCR Atleos must also obtain necessary regulatory approvals and satisfy certain other closing conditions.
The Merger Agreement (page 110)
Conditions to the Closing of the Mergers
As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the closing of the Mergers depends on a number of conditions being satisfied or (if permissible under applicable law) waived. These conditions include:

•
no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction or any applicable law will be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions;

•
the waiting period (and any extension thereof, whether by agreement or operation of law) applicable to the consummation of the Transactions under the HSR Act will have expired or early termination thereof will have been granted or affirmative clearance to close will have been provided by the applicable governmental authority, which waiting period will expire at 11:59 p.m., Eastern Time on May 18, 2026, unless such period is terminated earlier or extended by the issuance of a Second Request;

•	the consents, approvals or other clearances set forth in the NCR Atleos Disclosure Letter (as defined below) will have been obtained and be in full force and effect;
•	the NCR Atleos Stockholder Approval (as defined below) will have been obtained;
•	the Brink’s Shareholder Approval (as defined below) will have been obtained;
•
the registration statement of which this joint proxy statement/prospectus forms a part will have become effective under the Securities Act, and no stop order or proceedings seeking a stop order will have been initiated by the SEC and not rescinded;

•	the shares of Brink’s Common Stock to be issued to NCR Atleos stockholders pursuant to the Merger Agreement will have been authorized for listing on the NYSE upon official notice of issuance;
•
the applicable Money Transmitter Requirement Approvals (as defined below) with respect to the NCR Atleos Money Transmitter Licenses (as defined below) and pending applications for NCR Atleos Money Transmitter Licenses will have been received and will remain in full force and effect (provided that, except in the case of certain specified jurisdictions, after August 26, 2026, the requisite approval will be deemed to have been received and remain in full force and effect if NCR Atleos has implemented or caused its subsidiaries to implement alternative arrangements reasonably acceptable to Brink’s with respect to all applicable operations in such jurisdiction and required the appropriate subsidiary to submit a surrender request with respect to each NCR Atleos Money Transmitter License in such jurisdiction);

•
certain representations and warranties of NCR Atleos contained in the Merger Agreement will be true and correct as of the closing of the Mergers as though made as of the closing of the Mergers (except to the extent expressly made as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the Merger Agreement;

•
NCR Atleos will have complied with or performed in all material respects any agreement or covenant to be performed, or complied with, by it under the Merger Agreement at or prior to the closing of the Mergers;

•	since the date of the Merger Agreement, there will not have occurred any NCR Atleos Material Adverse Effect (as defined below);
•
NCR Atleos will have delivered to Brink’s a certificate, validly executed on behalf of NCR Atleos by a duly authorized executive officer of NCR Atleos, certifying that the conditions set forth in the three bullet points immediately above have been satisfied;

•
certain representations and warranties of Brink’s, Merger Sub I and Merger Sub II contained in the Merger Agreement will be true and correct as of the closing of the Mergers as though made as of the closing of the Mergers (except to the extent expressly made as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the Merger Agreement;

•
Brink’s will have complied with or performed in all respects its covenant to take all actions necessary to cause the NCR Atleos Designee (as defined below) to be appointed to the Brink’s Board as of the First Effective Time to serve as a director on the Brink’s Board until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal;

•
Brink’s, Merger Sub I and Merger Sub II will have complied with or performed in all material respects any agreement or covenant to be performed, or complied with, by them under the Merger Agreement at or prior to the closing of the Mergers (other than the obligation described in the immediately preceding bullet);

•	since the date of the Merger Agreement, there will not have occurred any Brink’s Material Adverse Effect (as defined below); and

•
Brink’s will have delivered to NCR Atleos a certificate, validly executed on behalf of Brink’s, Merger Sub I and Merger Sub II by a duly authorized executive officer of Brink’s, certifying that the conditions set forth in the four bullet points immediately above have been satisfied;

Termination of the Merger Agreement
Termination by Mutual Agreement
The Merger Agreement may be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by mutual written agreement of Brink’s and NCR Atleos.
Termination by Either Brink’s or NCR Atleos
The Merger Agreement may also be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by either Brink’s or NCR Atleos under the following circumstances:
•
if the First Effective Time does not occur on or prior to February 26, 2027, subject to an automatic extension (i) until August 26, 2027, under certain circumstances for the purpose of obtaining certain regulatory approvals, and (ii) under certain circumstances for the completion of a customary marketing period; provided that the right to so terminate the Merger Agreement will not be available to any party whose breach of its representations, warranties or obligations under the Merger Agreement has been the proximate cause of or resulted in the events or conditions specified in this item;

•
if there exists any Restraint which has become final and non-appealable; provided that the right to so terminate the Merger Agreement will not be available to any party whose breach of its representations, warranties or obligations under the Merger Agreement has been the proximate cause of or resulted in the existence of such Restraint;

•	if the NCR Atleos Special Meeting (including any adjournments or postponements thereof) has concluded and the NCR Atleos Stockholder Approval is not obtained; or
•	if the Brink’s Special Meeting (including any adjournments or postponements thereof) has concluded and the Brink’s Shareholder Approval is not obtained.
Termination by Brink’s
The Merger Agreement may also be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by Brink’s under the following circumstances:
•
if NCR Atleos breaches any of its representations or warranties (or such representations or warranties become untrue or inaccurate) or fails to perform under any covenants or agreements set forth in the Merger Agreement, which breach, untruth, inaccuracy or failure to perform (a) would give rise to a failure of certain conditions to close and (b) is incapable of being cured by the Outside Date or, if capable, is not cured within 30 calendar days following receipt by NCR Atleos of written notice from Brink’s of such breach, untruth, inaccuracy or failure to perform; provided that the right to so terminate will not be available if Brink’s, Merger Sub I or Merger Sub II is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•
prior to receipt of the Brink’s Shareholder Approval, to enter into a Brink’s Acquisition Agreement (as defined below) that provides for a Brink’s Superior Proposal (as defined below); provided that prior to or concurrently with such termination Brink’s must pay a termination fee so long as NCR Atleos has timely provided Brink’s with wire instructions for such payment; provided further that the right to so terminate will not be available if (a) such Brink’s Superior Proposal resulted from a breach of the non-solicitation provisions of the Merger Agreement or (b) Brink’s has not complied in all material respects, in relation to such Brink’s Superior Proposal, with all other provisions of the Merger Agreement that relate to Brink’s Takeover Proposals (as defined below) and the recommendation by the Brink’s Board that Brink’s shareholders approve the Share Issuance; or

•	if the NCR Atleos Board has made an NCR Atleos Adverse Recommendation Change (as defined below).
Termination by NCR Atleos
The Merger Agreement may also be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by NCR Atleos under the following circumstances:
•
if any of Brink’s, Merger Sub I or Merger Sub II breaches any of its representations or warranties (or such representations or warranties become untrue or inaccurate) or fails to perform under any covenants or agreements set forth in the Merger

Agreement, which breach, untruth, inaccuracy or failure to perform (a) would give rise to a failure of certain conditions to close and (b) is incapable of being cured by the Outside Date or, if capable, is not cured within 30 calendar days following receipt by Brink’s of written notice from NCR Atleos of such breach, untruth, inaccuracy or failure to perform; provided that the right to so terminate will not be available if NCR Atleos is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;
•
prior to receipt of the NCR Atleos Stockholder Approval, to enter into an NCR Atleos Acquisition Agreement (as defined below) that provides for an NCR Atleos Superior Proposal (as defined below); provided that prior to or concurrently with such termination NCR Atleos must pay a termination fee so long as Brink’s has timely provided NCR Atleos with wire instructions for such payment; provided further that the right to so terminate will not be available if (a) such NCR Atleos Superior Proposal resulted from a breach of the non-solicitation provisions of the Merger Agreement or (b) NCR Atleos has not complied in all material respects, in relation to such NCR Atleos Superior Proposal, with all other provisions of the Merger Agreement related to NCR Atleos Takeover Proposals (as defined below) and the recommendation by the NCR Atleos Board that NCR Atleos stockholders approve the Transactions, including the Mergers; or

•	if the Brink’s Board has made a Brink’s Adverse Recommendation Change (as defined below).
Termination Fees
If the Merger Agreement is terminated by either Brink’s or NCR Atleos under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation by the Brink’s Board or the NCR Atleos Board, Brink’s may be required to pay a termination fee of $175,000,000 to NCR Atleos or NCR Atleos may be required to pay a termination fee of $145,000,000 to Brink’s.
Accounting Treatment (page 106)
The Mergers will be accounted for as a business combination using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Brink’s as the accounting acquirer.
The Rights of Holders of NCR Atleos Common Stock Will Change as a Result of the Mergers (page 151)
The rights of holders of NCR Atleos Common Stock are governed by Maryland law and by the NCR Atleos Articles and the NCR Atleos Bylaws. If the Mergers are completed, holders of NCR Atleos Common Stock will become holders of Brink’s Common Stock, they will cease to be stockholders of NCR Atleos, and their rights will be governed by Virginia law and by the Brink’s Articles and the Brink’s Bylaws. Holders of NCR Atleos Common Stock will have different rights after they become holders of Brink’s Common Stock due to differences between the NCR Atleos governing documents and Maryland law, on the one hand, and the Brink’s governing documents and Virginia law, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights.”
Listing of Brink’s Common Stock; Delisting and Deregistration of NCR Atleos Common Stock
The shares of Brink’s Common Stock to be issued in connection with the First Merger will be listed for trading on the NYSE. Following the Mergers, shares of Brink’s Common Stock will continue to be listed on the NYSE. In addition, following the Mergers, NCR Atleos Common Stock, currently listed for trading on the NYSE, will be delisted from the NYSE and deregistered under the Exchange Act.
The Brink’s Special Meeting (page 45)
The Brink’s Special Meeting will be held virtually on [ ], 2026 at [ ], Eastern Time. At the Brink’s Special Meeting, holders of Brink’s Common Stock will be asked to consider and vote on the following proposals:
•	the Brink’s Share Issuance Proposal; and
•	the Brink’s Adjournment Proposal.
You may vote at the Brink’s Special Meeting if you owned shares of Brink’s Common Stock at the close of business on [ ], 2026. As of the Brink’s Record Date, Brink’s directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of Brink’s Common Stock, representing approximately [ ]% of the outstanding shares of Brink’s Common Stock. We currently expect that Brink’s directors and executive officers will vote their shares in favor of the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal.

Approval of the Brink’s Share Issuance Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Brink’s Special Meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Brink’s Share Issuance Proposal, it will have no effect on the Brink’s Share Issuance Proposal.
Approval of the Brink’s Adjournment Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Brink’s Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Brink’s Adjournment Proposal, it will have no effect on the Brink’s Adjournment Proposal.
The NCR Atleos Special Meeting (page 51)
The NCR Atleos Special Meeting will be held virtually on [ ], 2026 at [ ], Eastern Time. At the NCR Atleos Special Meeting, NCR Atleos stockholders will be asked to consider and vote on the following proposals:
•	the NCR Atleos Merger Proposal;
•	the NCR Atleos Compensation Proposal; and
•	the NCR Atleos Adjournment Proposal.
You may vote at the NCR Atleos Special Meeting if you owned shares of NCR Atleos Common Stock at the close of business on [ ], 2026. As of the NCR Atleos Record Date, NCR Atleos’ directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of NCR Atleos Common Stock, representing approximately [ ]% of the outstanding shares of NCR Atleos Common Stock. NCR Atleos currently expects that all of its directors and executive officers will vote their shares in favor of the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal.
Approval of the NCR Atleos Merger Proposal requires the affirmative vote of NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast thereon at the NCR Atleos Special Meeting. Shares of NCR Atleos Common Stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the NCR Atleos Merger Proposal.
Approval of the NCR Atleos Compensation Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Compensation Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Compensation Proposal and it will have no effect on the NCR Atleos Compensation Proposal.
Approval of the NCR Atleos Adjournment Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Adjournment Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Adjournment Proposal and it will have no effect on the NCR Atleos Adjournment Proposal.
Risk Factors (page 22)
In evaluating the Merger Agreement and the Mergers, including the Share Issuance, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” and in Brink’s Annual Report on Form 10-K for the year ended December 31, 2025 and NCR Atleos’ Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS
An investment by NCR Atleos stockholders in Brink’s Common Stock as a result of the exchange of shares of Brink’s Common Stock for shares of NCR Atleos’ Common Stock pursuant to the Merger Agreement involves certain risks. Similarly, a decision on the part of Brink’s shareholders to approve the Share Issuance also involves risks for Brink’s shareholders, who will continue to hold their shares of Brink’s Common Stock after the Mergers. Certain material risks and uncertainties connected with the Merger Agreement, including the Mergers, and ownership of Brink’s Common Stock are discussed below. In addition, Brink’s and NCR Atleos discuss certain other material risks connected with the ownership of Brink’s Common Stock and with Brink’s business, and with the ownership of NCR Atleos Common Stock and NCR Atleos’ business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC or may be filed with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus. In addition to the risks set forth below or referenced above, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Brink’s or NCR Atleos assess the impact of all factors on the Mergers and the combined company following the Mergers or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.
Holders of NCR Atleos Common Stock and Brink’s Common Stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the NCR Atleos Special Meeting or the Brink’s Special Meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of Brink’s Common Stock that you, as an existing Brink’s shareholder, currently hold or that you, as an existing NCR Atleos stockholder, will hold upon the completion of the First Merger, and could result in a significant decline in the value of Brink’s Common Stock and cause the current holders of Brink’s Common Stock or the holders of NCR Atleos Common Stock to lose all or part of their respective investments.
Risks Relating to the Mergers
The Exchange Ratio is fixed and will not be adjusted. Because the market price of Brink’s Common Stock may fluctuate, holders of NCR Atleos Common Stock cannot be certain of the market value of the Stock Consideration they will receive in connection with the Mergers.
In the First Merger, each share of NCR Atleos Common Stock issued and outstanding immediately prior to the First Effective Time (other than certain shares held by Brink’s, Merger Sub I or Merger Sub II) will be converted into (i) an amount in cash equal to $30.00, without interest, and (ii) 0.1574 shares of Brink’s Common Stock. The Exchange Ratio is fixed and will not be adjusted for changes in the market price of either Brink’s Common Stock or NCR Atleos Common Stock. Changes in the price of Brink’s Common Stock prior to the First Merger will affect the value of the Stock Consideration that holders of NCR Atleos Common Stock will receive in connection with the Mergers. Neither Brink’s nor NCR Atleos is permitted to terminate the Merger Agreement as a result, in and of itself, of any increase or decrease in the market price of Brink’s Common Stock or NCR Atleos Common Stock.
The market price of Brink’s Common Stock has fluctuated since the date on which Brink’s and NCR Atleos announced they had entered into the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus through the date the Mergers are completed. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in U.S. monetary policy and its effect on global financial markets and on interest rates, changes in Brink’s or NCR Atleos’ businesses, operations and prospects and the impact that any of the foregoing may have on Brink’s or NCR Atleos and its customers and other constituencies, and regulatory considerations, many of which factors are beyond Brink’s or NCR Atleos’ control. Therefore, at the time of the Brink’s Special Meeting and the NCR Atleos Special Meeting, holders of Brink’s Common Stock and holders of NCR Atleos Common Stock will not know the market value of the Stock Consideration to be received by holders of NCR Atleos Common Stock in connection with the Mergers. You should obtain current market quotations for shares of Brink’s Common Stock and for shares of NCR Atleos Common Stock.

Brink’s and NCR Atleos are expected to incur significant costs related to the Mergers.
Brink’s and NCR Atleos have incurred and expect to continue to incur certain non-recurring costs associated with the Mergers. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financing and debt restructuring costs, printing and mailing costs and other related costs. Some of these costs are payable by either Brink’s or NCR Atleos regardless of whether or not the Mergers are completed.
The Mergers will not be completed unless a number of conditions are satisfied or waived, including approval by NCR Atleos stockholders of the NCR Atleos Merger Proposal and approval by Brink’s shareholders of the Brink’s Share Issuance Proposal.
Specified conditions set forth in the Merger Agreement must be satisfied or waived to complete the Mergers. If the conditions are not satisfied or, subject to applicable law, waived, the Mergers will not occur or will be delayed and each of NCR Atleos and Brink’s may lose some or all of the intended benefits of the Mergers. The following conditions, among others, must be satisfied or waived, if permissible, before NCR Atleos and Brink’s are obligated to complete the Mergers: (i) approval of the Transactions by the stockholders of NCR Atleos; (ii) approval of the Share Issuance by the shareholders of Brink’s; (iii) the absence of any judgment by any governmental authority of competent jurisdiction or any applicable law that enjoins, restrains or otherwise makes illegal, prevents or prohibits consummation of the Transactions; (iv) the expiration or termination of the applicable waiting period (including any extension thereof) under the HSR Act; (v) the receipt of certain other governmental consents, approvals or other clearances required to be obtained under the Merger Agreement, including under certain applicable foreign antitrust and regulatory laws and certain money transmitter licenses; (vi) the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part; (vii) the authorization for listing on the NYSE of the shares of Brink’s Common Stock to be issued in connection with the First Merger, subject to official notice of issuance; and (viii) other customary closing conditions, including (a) each party’s representations and warranties being true and correct, subject to certain customary qualifications, (b) each party’s compliance with or performance of, in all material respects, its obligations under the Merger Agreement and (c) the absence of a material adverse effect with respect to either of Brink’s or NCR Atleos.
Brink’s or NCR Atleos may waive one or more of the closing conditions without re-soliciting shareholder or stockholder approval, as applicable.
Brink’s or NCR Atleos may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Mergers. Each of Brink’s and NCR Atleos currently expects to evaluate the materiality of any waiver and its effect on Brink’s or NCR Atleos shareholders or stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the Mergers or as to re-soliciting shareholder or stockholder approval or amending this joint proxy statement/prospectus as a result of a waiver will be made by Brink’s or NCR Atleos, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Mergers.
Before the Mergers may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Mergers—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment, including as a result of changes in regulatory agency leadership.
Pursuant to the Merger Agreement, Brink’s and NCR Atleos agreed to use reasonable best efforts to consummate the Mergers and obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any governmental authority or third party necessary to consummate and make effective the Transactions. These approvals may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of Brink’s business or require changes to the terms of the Transactions. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the Transactions, imposing additional material costs on or materially limiting the revenues of Brink’s following the Mergers or otherwise reduce the anticipated benefits of the Mergers if the Mergers were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the Mergers. Additionally, the completion of the Mergers is conditioned on the absence of any judgment by any governmental authority of competent jurisdiction or any applicable law that enjoins, restrains or otherwise makes illegal, prevents or prohibits consummation of the Transactions. For more information, see the section entitled “The Mergers—Regulatory Approvals.”
Neither of the opinions regarding the fairness, from a financial point of view, of the Merger Consideration reflects any changes in circumstances since the date on which such opinions were delivered.
The opinions rendered by J.P. Morgan Securities LLC, financial advisor to NCR Atleos, to the NCR Atleos Board on, and dated, February 26, 2026, and by Morgan Stanley & Co. LLC, financial advisor to Brink’s, to the Brink’s Board on, and dated, February 26, 2026, were based upon information available to such financial advisors as of the date of each respective opinion. Neither opinion reflects any changes that may occur or may have occurred after the date on which that opinion was delivered, including changes to the operations and prospects of NCR Atleos or Brink’s, changes in general market and economic conditions, or other changes which may be beyond the control of NCR Atleos and Brink’s, as applicable. Any such changes may alter the relative value of NCR Atleos or Brink’s or the prices of shares of NCR Atleos Common Stock or Brink’s Common Stock by the time the Mergers are completed. The opinions do not speak as of the date the Mergers will be completed or as of any date other than the date of each respective opinion. For a description of the opinion that the NCR Atleos Board received from NCR Atleos’ financial advisor, please see the section entitled “The Mergers—Opinion of NCR Atleos’ Financial Advisor.” For a description of the opinion that the Brink’s Board received from Brink’s financial advisor, please see the section entitled “The Mergers—Opinion of Brink’s Financial Advisor.”
Certain of Brink’s and NCR Atleos’ directors and executive officers may have interests in the Mergers that may differ from the interests of Brink’s shareholders and NCR Atleos stockholders.
Holders of Brink’s Common Stock and holders of NCR Atleos Common Stock should be aware that some of Brink’s and NCR Atleos’ directors and executive officers may have interests in the Mergers and have arrangements that are different from, or in addition to, those of Brink’s shareholders and NCR Atleos stockholders generally. These interests and arrangements may create potential conflicts of interest. The Brink’s Board and the NCR Atleos Board were aware of these respective interests and considered these interests, among other matters, when overseeing the negotiation of and evaluating the terms of the Merger Agreement and structure of the Mergers and when making their decisions to adopt the Merger Agreement, and in recommending that Brink’s shareholders vote to approve the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal, and NCR Atleos stockholders vote to approve the NCR Atleos Merger Proposal and the other NCR Atleos proposals, as applicable.
For a more complete description of these interests, please see the sections entitled “The Mergers—Interests of Brink’s Directors and Executive Officers in the Mergers” and “—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers.”
Termination of the Merger Agreement could negatively affect Brink’s or NCR Atleos.
If the Mergers are not completed for any reason, including as a result of Brink’s shareholders failing to approve the Brink’s Share Issuance Proposal or NCR Atleos stockholders failing to approve the NCR Atleos Merger Proposal, there may be various adverse consequences and Brink’s and/or NCR Atleos may experience negative reactions from the financial markets and from their respective customers and employees. For example, Brink’s or NCR Atleos’ businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the Mergers, without realizing any of the anticipated benefits of completing the Mergers. Additionally, if the Merger Agreement is terminated, the market price of Brink’s Common Stock or NCR Atleos Common Stock could decline to the extent that the current market prices reflect a market assumption that the Mergers will be completed. If the Merger Agreement is terminated under certain circumstances, Brink’s may be required to pay a termination fee of $175,000,000 to NCR Atleos or NCR Atleos may be required to pay a termination fee of $145,000,000 to Brink’s.
Additionally, each of Brink’s and NCR Atleos has incurred and will incur substantial expenses in connection with the negotiation and completion of the Transactions, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the Mergers. If the Mergers are not completed, Brink’s and NCR Atleos would have to pay these expenses without realizing the expected benefits of the Mergers.
Brink’s and NCR Atleos will be subject to business uncertainties and contractual restrictions while the Mergers are pending.
Uncertainty about the effect of the Mergers on employees and customers may have an adverse effect on Brink’s and NCR Atleos. These uncertainties may impair Brink’s or NCR Atleos’ ability to attract, retain and motivate key personnel until the Mergers are completed, and could cause customers and others that deal with Brink’s or NCR Atleos to seek to change existing business relationships with Brink’s or NCR Atleos. In addition, subject to certain exceptions, NCR Atleos has agreed to operate its business in the ordinary course in all material respects prior to closing, and both Brink’s and NCR Atleos have agreed not to take certain specified actions, which could cause Brink’s or NCR Atleos to be unable to pursue other beneficial opportunities that may arise prior to the completion of the Mergers. See the section entitled “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Brink’s and NCR Atleos.
Holders of Brink’s Common Stock and holders of NCR Atleos Common Stock will not have appraisal rights or dissenters’ rights in the Mergers.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Neither Brink’s shareholders nor NCR Atleos stockholders will be entitled to appraisal or dissenters’ rights in connection with the Mergers.
The Merger Agreement limits Brink’s and NCR Atleos’ respective ability to pursue alternatives to the Mergers and may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require either Brink’s or NCR Atleos to pay a termination fee.
The Merger Agreement contains “no shop” covenants that restrict the ability of each of Brink’s and NCR Atleos to, directly or indirectly, (i) initiate, solicit, knowingly assist, knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Brink’s Takeover Proposal, an NCR Atleos Takeover Proposal, a Potential Brink’s Takeover Proposal (as defined below) or a Potential NCR Atleos Takeover Proposal (as defined below), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning (except solely to notify any person of the non-solicitation provisions of the Merger Agreement), or make available or furnish or provide access to its properties, employees, officers, assets, books, contracts and records or any confidential information or data to any person in connection with, or for the purposes of encouraging, any Brink’s Takeover Proposal, NCR Atleos Takeover Proposal, Potential Brink’s Takeover Proposal or Potential NCR Atleos Takeover Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Brink’s Takeover Proposal or NCR Atleos Takeover Proposal, (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, or other similar agreement for, relating to or in connection with any Brink’s Takeover Proposal, NCR Atleos Takeover Proposal, Potential Brink’s Takeover Proposal or Potential NCR Atleos Takeover Proposal, or (v) resolve, agree or publicly propose to do any of the foregoing.
The Merger Agreement further provides that, during the twelve-month period following the termination of the Merger Agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to a Brink’s Takeover Proposal or NCR Atleos Takeover Proposal, Brink’s may be required to pay NCR Atleos a termination fee of $175,000,000 or NCR Atleos may be required to pay Brink’s a termination fee of $145,000,000, respectively. See the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fees.”
These provisions could discourage a potential third-party acquirer or merger partner that might have an interest in pursuing an alternative acquisition transaction from considering or proposing such a transaction.
In specified circumstances, Brink’s or NCR Atleos could terminate the Merger Agreement to accept an alternative proposal.
Each of Brink’s and NCR Atleos may, in certain circumstances, terminate the Merger Agreement to enter into an agreement providing for a Brink’s Superior Proposal or NCR Atleos Superior Proposal, respectively, prior to obtaining the Brink’s Shareholder Approval or NCR Atleos Stockholder Approval, respectively. In such event, Brink’s would be obligated to pay to NCR Atleos a termination fee of $175,000,000 or NCR Atleos would be obligated to pay to Brink’s a termination fee of $145,000,000, as applicable. Subject to payment of the applicable termination fee, there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers and affiliates, except that no party will be relieved from any liability or damage resulting from any fraud or willful breach of the Merger Agreement. Such termination would deny the other party and its stockholders or shareholders (as applicable) any benefits from the Mergers and could materially and negatively impact the other party’s share price. See the sections entitled “The Merger Agreement—Covenants and Agreements—NCR Atleos Takeover Proposals,” “—Covenants and Agreements—Brink’s Takeover Proposals,” “—Covenants and Agreements—NCR Atleos Board Recommendation; NCR Atleos Adverse Recommendation Change,” “—Covenants and Agreements—Brink’s Board Recommendation; Brink’s Adverse Recommendation Change” and “—Termination of the Merger Agreement.”

Shareholder litigation could prevent or delay the closing of the Mergers or otherwise negatively affect the business and operations of Brink’s and NCR Atleos.
Securities and fiduciary lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Brink’s and NCR Atleos may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the Mergers. An adverse judgment in such a suit could result in monetary damages, which could have a negative impact on Brink’s and NCR Atleos’ respective liquidity and financial conditions. Lawsuits that may be brought against Brink’s, NCR Atleos or their respective directors and officers could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Mergers. One of the conditions to the consummation of the Mergers is the absence of any judgment by any governmental authority of competent jurisdiction or any applicable law that enjoins, restrains or otherwise makes illegal, prevents or prohibits consummation of the Transactions. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting the closing of the Mergers, that injunction may delay or prevent the Mergers from being completed within the expected timeframe, or at all, which may adversely affect Brink’s and NCR Atleos’ respective businesses, financial conditions, cash flows or results of operations. In addition, either Brink’s or NCR Atleos may terminate the Merger Agreement if any legal restraint that enjoins or otherwise prohibits closing of the Mergers has become final and non-appealable, so long as a breach by the terminating party of any of its representations and warranties or obligations under the Merger Agreement was not the proximate cause of, and did not result in, such restraint. There can be no assurance that Brink’s or NCR Atleos would be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Mergers are completed may adversely affect Brink’s or NCR Atleos’ businesses, financial conditions, cash flows or results of operations.
The shares of Brink’s Common Stock to be received by holders of NCR Atleos Common Stock as a result of the Mergers will have different rights from the shares of NCR Atleos Common Stock.
In connection with the Mergers, holders of NCR Atleos Common Stock will receive Brink’s Common Stock as Stock Consideration and will accordingly become holders of Brink’s Common Stock and their rights as shareholders will be governed by Virginia law and the governing documents of Brink’s. The rights associated with Brink’s Common Stock are different from the rights associated with NCR Atleos Common Stock. See the section entitled “Comparison of Shareholders’ Rights” for a discussion of the rights associated with Brink’s Common Stock.
Risks Relating to the Combined Company
Brink’s may be unable to successfully integrate NCR Atleos’ operations and may not realize the anticipated benefits of acquiring NCR Atleos.
Until the consummation of the Mergers, Brink’s and NCR Atleos will continue to operate as independent publicly traded companies. The success of the Mergers will depend, in part, on Brink’s ability to successfully integrate NCR Atleos’ operations. This integration will be complex and time consuming. The failure to successfully integrate and manage the challenges presented by the integration process may result in the combined company not fully achieving the anticipated benefits of the Mergers. Potential difficulties that Brink’s may encounter as part of the integration process, many of which may be beyond the control of management, include the following:
•
the inability of Brink’s to successfully integrate NCR Atleos’ business in a manner that permits Brink’s to achieve the full anticipated cost and revenue synergies and other benefits anticipated to result from the Mergers, including as a result of NCR Atleos’ lines of business in which Brink’s has less experience operating, and the combined company’s success will depend, in part, on the effectiveness of the integration strategy pertaining to those lines of business;

•	the loss of key employees that may be difficult to replace;
•	the disruption of each company’s ongoing business, which may adversely affect each company’s ability to maintain relationships with suppliers, creditors, partners or customers;
•	coordinating geographically disparate organizations, systems and facilities;
•	unanticipated changes in applicable laws and regulations;
•	integrating the workforces and systems of the two companies while maintaining focus on achieving the combined company’s operating and strategic goals;
•	the possibility of faulty assumptions underlying expectations about NCR Atleos’ prospects as part of the combined company;

•	geopolitical, macroeconomic and industry factors, including, among other things, political instability, insurrection, war or other armed conflict, inflation and tariffs; and
•	potential unknown liabilities and unforeseen increased or new expenses, delays or regulatory conditions associated with the Mergers.
Among the factors considered by the Brink’s Board in connection with its adoption of the Merger Agreement were the synergistic and other benefits that could result from the Mergers. Brink’s cannot provide assurance that such benefits will be realized within the time periods contemplated or at all.
Brink’s is also expected to incur substantial costs in connection with the integration of Brink’s and NCR Atleos. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated. While Brink’s and NCR Atleos have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. Although Brink’s and NCR Atleos expect that the realization of benefits related to the Mergers will offset such costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition, cash flows and operating results of Brink’s following the closing of the Mergers.
The Mergers may be less accretive than expected, or dilutive, to Brink’s earnings per share, which may negatively affect the market value of Brink’s Common Stock.
The Mergers may be less accretive than expected, or may be dilutive, to Brink’s earnings per share. Future events and conditions could decrease or delay any accretion, result in dilution, or cause greater dilution than is currently expected, including adverse changes in market conditions, operating results, competitive conditions, laws and regulations affecting Brink’s or NCR Atleos’ businesses, capital expenditure obligations, higher than expected integration costs, lower than expected synergies and general economic conditions.
In connection with the Mergers, Brink’s expects to either refinance or leave outstanding certain of NCR Atleos’ outstanding senior secured notes and expects to incur additional indebtedness to both finance a portion of the Cash Consideration and repay certain of NCR Atleos’ existing outstanding indebtedness and other obligations, and the combined company’s level of indebtedness following the completion of the Mergers could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the Mergers, Brink’s expects to either refinance or leave outstanding certain of NCR Atleos’ outstanding senior secured notes and expects to incur additional indebtedness to both finance a portion of the Cash Consideration and repay certain of NCR Atleos’ existing outstanding indebtedness and other obligations. This additional indebtedness that is permitted to remain outstanding and/or incurred could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures; restrict the combined company from paying dividends to its shareholders; increase the combined company’s vulnerability to general economic and industry conditions; and require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities. See the section entitled “The Mergers—Financing.”
The combined company cannot assure you that it will be able to continue paying dividends at or above the rates currently paid by Brink’s, or at all.
The shareholders of the combined company may not receive dividends at all or at the same rate they received dividends as Brink’s shareholders following the Mergers for various reasons, including the following:
•	the combined company may not have enough cash to pay such dividends due to changes in the combined company’s indebtedness, cash requirements, capital spending plans, cash flow or financial position;
•
decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Brink’s Board, which reserves the right to change Brink’s current dividend practices at any time and for any reason; and

•	the combined company may desire to retain cash to maintain or improve its credit ratings.
Shareholders of the combined company will have no contractual or other legal right to dividends that have not been declared by the Brink’s Board.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the Mergers may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the NCR Atleos identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of NCR Atleos as of the date of the completion of the Mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The forecasted financial information relating to Brink’s and NCR Atleos prepared in connection with the Mergers is based on various estimates and assumptions that may not be realized, which may adversely affect the market price of Brink’s Common Stock following the closing of the Mergers.
This joint proxy statement/prospectus includes certain financial information considered by Brink’s and NCR Atleos in connection with their respective businesses. The forecasted financial information prepared by Brink’s and NCR Atleos was not prepared with a view towards public disclosure or with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants, or any other regulatory or professional body for preparation or presentation of prospective financial information. The forecasted financial information is inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Brink’s and NCR Atleos. Important factors that may affect the actual results of Brink’s and NCR Atleos and cause the forecasted financial information to not be achieved include risks and uncertainties relating to Brink’s and NCR Atleos’ respective businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus. In light of these uncertainties, the inclusion of forecasted financial information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
The forecasted financial information has been prepared by, and is the responsibility of, Brink’s management and NCR Atleos’ management, as applicable. The independent accountants of Brink’s and NCR Atleos have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the forecasted financial information and, accordingly, the independent accountants of Brink’s and NCR Atleos do not express an opinion or any other form of assurance with respect thereto. The reports of the independent accountants of Brink’s and NCR Atleos incorporated by reference herein relate to the respective company’s previously issued audited financial statements. They do not extend to the forecasted financial information and should not be read to do so. In addition, the forecasted financial information reflects estimates and assumptions based on the experience of Brink’s and NCR Atleos’ management as of the date on which they were made, which are subject to change and do not reflect revised prospects for Brink’s and NCR Atleos’ respective businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasted financial information was prepared. Furthermore, any forward-looking statement speaks only as of the date on which it is made, and neither Brink’s nor NCR Atleos undertakes any obligation, other than as required by applicable law, to update the forecasted financial information to reflect events or circumstances after the dates as of which the forecasted financial information were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. In addition, because such forecasted financial information covers multiple years, and the underlying information by its nature becomes less predictive with each successive year, there can be no assurance that Brink’s, NCR Atleos or the combined company’s financial condition or results of operations will be consistent with those set forth in such forecasted financial information.
The future results of the combined company following the Mergers may suffer if the combined company does not effectively manage its expanded operations.
Following the Mergers, the size of the business of the combined company will increase significantly beyond the current size of either Brink’s or NCR Atleos’ business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Mergers.
The market price of Brink’s Common Stock after the Mergers may be affected by factors different from those affecting the shares of Brink’s Common Stock or NCR Atleos Common Stock currently.
Upon consummation of the Mergers, holders of NCR Atleos Common Stock who receive Merger Consideration will become holders of Brink’s Common Stock. Brink’s business differs from that of NCR Atleos. Brink’s financial position after the completion of the Mergers may differ from its financial position before the completion of the Mergers, and the results of operations of Brink’s and the market price of Brink’s Common Stock after the completion of the Mergers may be affected by factors different from those currently affecting the independent results of operations of each of Brink’s and NCR Atleos. For a discussion of the businesses of Brink’s and NCR Atleos and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information.”
The combined company may be unable to retain Brink’s or NCR Atleos personnel successfully while the Mergers are pending or after the Mergers are completed.
Each of Brink’s and NCR Atleos depends on the experience and industry knowledge of its management personnel and other key employees to execute its business plans. The success of the Mergers will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Brink’s and NCR Atleos. It is possible that these employees may decide not to remain with Brink’s or NCR Atleos, as applicable, while the Mergers are pending or with the combined company after the Mergers are consummated. If Brink’s and NCR Atleos are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Brink’s and NCR Atleos could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Brink’s and NCR Atleos to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Brink’s and NCR Atleos may not be able to attract or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “The Mergers—Governance of the Combined Company After the Mergers.”
Consummation of the Mergers may trigger change in control, assignment or other provisions in certain agreements to which NCR Atleos is a party, which may have an adverse impact on the combined company’s business and results of operations.
The consummation of the Mergers may trigger change in control, assignment and other provisions in certain agreements to which NCR Atleos is a party. If NCR Atleos is unable to negotiate waivers of or consents under those provisions, the counterparties may exercise their rights and remedies under the agreements, which may include potentially terminating the agreements or seeking monetary damages or other remedies. Even if NCR Atleos is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations following the consummation of the Mergers or the ability of Brink’s and NCR Atleos to successfully integrate their respective businesses.
Holders of Brink’s Common Stock and NCR Atleos Common Stock will have a reduced ownership and voting interest in Brink’s after the Mergers and will exercise less influence over management.
Holders of Brink’s Common Stock and NCR Atleos Common Stock currently have the right to vote in the election of the board of directors and on other matters affecting Brink’s and NCR Atleos, respectively. When the Mergers are completed, each holder of NCR Atleos Common Stock will become a holder of Brink’s Common Stock, with a percentage ownership of Brink’s that is smaller than the holder’s percentage ownership of NCR Atleos. Based on the number of shares of Brink’s Common Stock and NCR Atleos Common Stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Brink’s Common Stock expected to be issued in connection with the First Merger, the former holders of NCR Atleos Common Stock, as a group, are expected to own approximately 22% of the Brink’s Common Stock immediately after the Mergers and current holders of Brink’s Common Stock, as a group, are expected to own approximately 78% of Brink’s Common Stock immediately after the Mergers. Because of this, holders of NCR Atleos Common Stock may have less influence on the management and policies of Brink’s than they now have on the management and policies of NCR Atleos, and holders of Brink’s Common Stock may have less influence on the management and policies of Brink’s than they have currently.

Issuance of shares of Brink’s Common Stock in connection with the Mergers may adversely affect the market price of Brink’s Common Stock.
In connection with the Mergers, based on the number of shares of NCR Atleos Common Stock outstanding and reserved for issuance as of the NCR Atleos Record Date, Brink’s expects to issue approximately [ ] million shares of Brink’s Common Stock to NCR Atleos stockholders. The issuance of these new shares of Brink’s Common Stock may result in fluctuations in the market price of Brink’s Common Stock, including a stock price decrease.
As a result of the Spin-Off, NCR Atleos is subject to certain liabilities, obligations and restrictions pursuant to the Spin-Off Agreements—including certain shared environmental and litigation liabilities, pension funding costs and tax indemnifications—to which the combined company would be exposed after the Mergers.
On October 16, 2023, NCR Atleos completed its separation from NCR Corporation (the “Spin-Off”). In connection with the Spin-Off, NCR Atleos entered into a number of agreements with NCR Voyix Corporation (“Voyix”), including a separation and distribution agreement (the “Separation and Distribution Agreement”), a tax matters agreement (the “Tax Matters Agreement”), an employee matters agreement (the “Employee Matters Agreement”), and other agreements regarding patent and technology cross-licensing and trademark licensing and use (collectively, the “Spin-Off Agreements”).
Under the Separation and Distribution Agreement, NCR Atleos is obligated to indemnify Voyix for certain investigatory and remedial activities, and related litigation at facilities formerly owned or operated by Voyix, to comply, or to determine compliance, with environmental laws (“Shared Environmental Matters”). NCR Atleos is responsible for 50% of these costs and liabilities to the extent Voyix’s annual costs, net of any insurance proceeds and third-party payments actually received, exceed $15 million. One of the Shared Environmental Matters is the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site remediation and related litigations. Under the Separation and Distribution Agreement, NCR Atleos also shares costs and liability equally with Voyix for certain pre-existing litigation matters known as of the date of the Spin-Off (“Shared Litigation Matters”). One of the Shared Litigation Matters is Hoak, et al. v. Plan Administrator of the Plans of NCR Corporation. The Shared Environmental Matters and the Shared Litigation Matters are managed solely by Voyix, and NCR Atleos relies on information provided to it by Voyix to determine the amount of potential liability. Accordingly, it may be difficult to predict the actual future exposure of the combined company to the Shared Environmental Matters and the Shared Litigation Matters.
Under the Separation and Distribution Agreement, the combined company would also be bound by certain restrictive covenants that would, until October 16, 2028, prevent it from competing in installations, break-fix or maintenance work on any new or existing category of product produced, provided or supported by Voyix’s business as of the Spin-Off, subject to certain exceptions. Although Brink’s and NCR Atleos do not currently have material operations in these restricted categories, the restrictive covenants described above could prevent the combined company from pursuing opportunities or taking strategic steps that it might otherwise find attractive.
Pursuant to the Employee Matters Agreement, NCR Atleos assumed sponsorship of certain pension plans which are not fully funded. In connection with NCR Atleos’ assumption or retention of these pension plans, as applicable, NCR Atleos is responsible for the funding of all benefit obligations under the plans, including the obligation to make any cash contributions required by law. As of December 31, 2025, the funded status of the U.S. pension plan was an underfunded position of $248 million, and the funded status of the non-U.S. pension plans was a funded position of $211 million. This underfunded pension obligation continues to require ongoing cash contributions, which would become the responsibility of the combined company.
The Tax Matters Agreement governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. Under the Tax Matters Agreement, NCR Atleos is obligated to indemnify Voyix and its affiliates against any and all tax-related liabilities incurred by them relating to the Spin-Off and certain related transactions, to the extent caused by any representation by NCR Atleos being incorrect or an acquisition of NCR Atleos’ stock or assets or by any other action undertaken or failure to act by NCR Atleos. This indemnity obligation would also become the combined company’s after the Mergers. For example, if the Spin-Off were determined retroactively to be taxable as a result of and attributable to the Mergers, then, under the Tax Matters Agreement, NCR Atleos (which, following the consummation of the Mergers, will be a wholly owned subsidiary of Brink’s) would be required to indemnify Voyix for any taxes and other losses arising out of the determination that the intended tax treatment of the Spin-Off is invalid, which could be material.
Risks Relating to Brink’s Business
You should read and consider risk factors specific to Brink’s business that will also affect the combined company after the Mergers. These risks are described in the sections titled “Risk Factors” in Brink’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to NCR Atleos’ Business
You should read and consider risk factors specific to NCR Atleos’ business that will also affect the combined company after the Mergers. These risks are described in the sections titled “Risk Factors” in NCR Atleos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Brink’s and NCR Atleos operate and beliefs of and assumptions made by Brink’s management and NCR Atleos’ management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of Brink’s, NCR Atleos or the combined company.
Words such as “aim,” “anticipate,” “approximately,” “assume,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “possible,” “potential,” “predict,” “projected,” “projection,” “seek,” “should,” “target,” “trend,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” “might” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the Transactions, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to projections of revenue, Adjusted EBITDA, Unlevered Free Cash Flow and synergies, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of Brink’s or NCR Atleos or their management or board of directors, including those relating to products or services, and statements of future economic performance—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
In addition to the factors relating to the Transactions discussed in the section entitled “Risk Factors” and the factors previously disclosed in Brink’s and NCR Atleos’ reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements or historical performance: Brink’s ability to consummate the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the Merger Agreement; the possibility that competing offers or transaction proposals may be made; Brink’s ability to finance the Transactions; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transactions and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transactions; failure to realize the anticipated benefits and synergies of the Transactions in the expected timeframe or at all, including as a result of a delay in consummating the Transactions; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transactions and other potential disruptions arising from the Transactions; the effects of the announcement of the Transactions on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transactions; the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transactions; the potential for litigation related to the Transactions; Brink’s or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the dilution caused by Brink’s issuance of additional shares of Brink’s Common Stock in the Mergers; the impact of the Transactions on the market price of Brink’s Common Stock or NCR Atleos Common Stock and/or operating results; and general economic conditions that are less favorable than expected. These factors are not necessarily all of the factors that could cause Brink’s, NCR Atleos or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any forward-looking statements.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Brink’s and NCR Atleos claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference into this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Brink’s nor NCR Atleos undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Brink’s and NCR Atleos have filed with the SEC as described in the section entitled “Where You Can Find More Information.”
Brink’s and NCR Atleos expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On February 26, 2026, Brink’s entered into the Merger Agreement. Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into NCR Atleos, with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s.
NCR Atleos is an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, merchants, manufacturers, retailers and consumers. It employs approximately 20,000 people and operates in approximately 140 countries worldwide.
Merger Consideration
On the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each share of NCR Atleos Common Stock issued and outstanding immediately prior to the First Effective Time (subject to limited exceptions) will be converted automatically into the right to receive the Cash Consideration equal to $30.00, without interest, and the Stock Consideration of 0.1574 shares of Brink’s Common Stock. Holders of NCR Atleos Common Stock will receive cash in lieu of fractional shares of Brink’s Common Stock.
Treatment of NCR Atleos Equity Awards
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NCR Atleos RSUs. At the First Effective Time, except as specified in the section entitled “The Merger Agreement— Merger Consideration—Treatment of NCR Atleos’ Equity Awards—NCR Atleos Deferred Director RSUs,” each NCR Atleos RSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a Converted Brink’s RSU, denominated in shares of Brink’s Common Stock, rounded down to the nearest whole share (based on the Equity Award Conversion Ratio) to the number of shares of Brink’s Common Stock subject to such award.

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NCR Atleos Deferred Director RSUs. At the First Effective Time, each NCR Atleos RSU granted to a non-employee director of NCR Atleos that is deferred under the NCR Atleos director compensation program and that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the Merger Consideration multiplied by the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU.

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NCR Atleos PSUs. At the First Effective Time, each NCR Atleos PSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a Converted Brink’s PSU, denominated in shares of Brink’s Common Stock, rounded down to the nearest whole share (based on the Equity Award Conversion Ratio), with performance deemed achieved based on actual performance through the First Effective Time or, if greater, and required by the terms of the NCR Atleos PSU, at a payout percentage of 100%.

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NCR Atleos Options. At the First Effective Time, each NCR Atleos Option that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the product of (x) the number of shares of NCR Atleos Common Stock for which such NCR Atleos Option is exercisable and (y) the excess of the Merger Consideration over the per share exercise price of such NCR Atleos Option (reducing the Cash Consideration portion of the Merger Consideration first); provided that, if an NCR Atleos Option has a per share exercise price equal to or greater than the Merger Consideration it will be canceled without consideration and will be of no further force and effect.

Financing
In connection with the Transactions, on February 26, 2026, Brink’s entered into a debt commitment letter (the “Initial Commitment Letter”) and related fee letters (together with the Initial Commitment Letter, the “Initial Debt Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“MSSF” and, together with any other financial institution that becomes a commitment party as set forth in the Initial Commitment Letter, the A&R Debt Commitment Letter (as defined below) and/or the Debt Commitment Letter (as defined below), the “Debt Financing Sources”), pursuant to which, and subject to the terms and conditions set forth therein, MSSF committed to provide each of the following (collectively, the “Debt Financing”): (i) up to $2,276 million in aggregate principal amount of senior unsecured bridge term loans under a senior unsecured bridge term loan credit facility (the “Base Bridge Facility”), (ii) in the event that Brink’s did not obtain commitments to refinance the term “A” loans of NCR Atleos outstanding under that certain Senior Secured Credit Agreement, dated as of September 27, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “NCR Atleos Credit Agreement”), among NCR Atleos, certain of its subsidiaries as guarantors, the lenders party thereto from time to time and Bank of America, N.A., with incremental term “A” loans under that certain Credit Agreement, dated as of October 17, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to March 31, 2026, the “Existing Brink’s Credit Agreement”), among Brink’s, certain of its subsidiaries as guarantors, the lenders party thereto from time to time and Bank of America, N.A., up to $873 million in aggregate principal amount of senior secured bridge term loans (the “NCR Atleos Term A Loan Backstop Bridge Loans”) under a senior secured bridge term loan credit facility, and (iii) in the event that Brink’s and NCR Atleos did not obtain consents from the holders of NCR Atleos’ $1,350 million aggregate principal amount of 9.500% senior secured notes due 2029 (the “2029 Notes”) issued under that certain Indenture, dated as of September 27, 2023, by and among NCR Atleos and Citibank, N.A., as trustee and notes collateral agent (the “2029 Notes Indenture”), to amend the 2029 Notes Indenture to permit the Transactions, and do not obtain a related amendment to the Brink’s Credit Agreement to permit the 2029 Notes to remain outstanding after the consummation of the Transactions on the Closing Date and/or permit, should Brink’s elect to do so, the refinancing of the 2029 Notes on or after the consummation of the Transactions on the Closing Date, up to $1,350 million in aggregate principal amount of senior secured bridge term loans (the “NCR Atleos Notes Backstop Bridge Loans”) under a senior secured bridge term loan credit facility (the commitments set forth in clauses (ii) and (iii) collectively, the “Backstop Bridge Commitments”). The proceeds of the loans under the Base Bridge Facility, the loans incurred under the Backstop Bridge Commitments, together with cash available to Brink’s, would be available to be used to finance the Mergers and to pay related transaction costs incurred in connection with the Transactions.
On March 5, 2026, the Initial Debt Commitment Letter was amended and restated (such amended and restated Initial Debt Commitment Letter, the “A&R Debt Commitment Letter”) by and among Brink’s, MSSF, Bank of America, N.A. (“BANA”), BofA Securities, Inc. (including its designated affiliates, “BofA Securities” and, together with BANA, “BofA”), Truist Bank (“Truist Bank”) and Truist Securities, Inc. (“Truist Securities” and, together with Truist Bank, “Truist”) to include BofA and Truist as joint bookrunners and joint lead arrangers thereunder and pursuant to which BofA and Truist became Debt Financing Sources under the A&R Debt Commitment Letter and committed to provide a portion of the Debt Financing.
On March 11, 2026, NCR Atleos received the requisite consents from the holders of the 2029 Notes and entered into a supplemental indenture (the “Supplemental Indenture”) to the 2029 Notes Indenture to amend the defined term “Change of Control” to provide that the Mergers will not constitute a Change of Control under the 2029 Notes Indenture and to add or amend certain other defined terms related to the Change of Control put provisions set forth in the 2029 Notes Indenture (collectively, the “CofC Put Waiver”). As a result of the CofC Put Waiver, NCR Atleos is not required to repurchase any portion of the 2029 Notes as a result of the consummation of the Mergers. The Supplemental Indenture became effective immediately upon execution, but the CofC Put Waiver will not become operative until immediately prior to the First Effective Time and will cease to be operative if the First Merger is not consummated or NCR Atleos does not pay the consent fee to the paying agent on behalf of the holders.
On March 31, 2026, the Existing Brink’s Credit Agreement was amended and restated (such amended and restated Existing Brink’s Credit Agreement, as it may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Brink’s Credit Agreement”) to, among other things, (v) provide a senior secured term loan facility in an aggregate principal amount of $1.225 billion, which replaces, on a cashless basis, Brink’s outstanding existing initial term loans of $1.225 billion; (w) provide delayed draw term loan commitments (the “Delayed Draw Term Loan Facility”) in an amount equal to $1.025 billion (the “DDTL Commitments”), which DDTL Commitments are available to be drawn on the Closing Date subject to certain conditions as set forth in the Brink’s Credit Agreement and which replace the NCR Atleos Term A Loan Backstop Bridge Loans; (x) a revolving credit facility in an aggregate principal amount of $1.0 billion, which replaces Brink’s existing revolving credit commitments; and (y) up to $600 million of additional “upsize” revolving commitments available for use in connection with (and after the occurrence of) the Transactions (the “Upsized Revolver”); and (z) permit the 2029 Notes to remain outstanding after the consummation of the Transactions on the Closing Date and/or permit, should Brink’s elect to do so, the refinancing of the 2029 Notes on or after the consummation of the Transactions on the Closing Date. The proceeds of the loans provided under the Delayed Draw Term Loan Facility and the Upsized Revolver are intended to be used in connection with the Transactions and to fund general corporate purposes.
Concurrently with the closing of the Brink’s Credit Agreement, the A&R Debt Commitment Letter was further amended and restated by and among Brink’s, MSSF, BofA, Truist and the other financial institutions parties thereto (collectively, such additional financial institutions, the “Additional Financing Sources”) (such amended and restated A&R Debt Commitment Letter, as it may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”) to, among other things, reflect the automatic termination of the Backstop Bridge Commitments in accordance with the A&R Debt Commitment Letter as a result of (a) receipt by Brink’s of the DDTL Commitments in the Brink’s Credit Agreement and (b) receipt of the CofC Put Waiver and the Brink’s Credit Agreement permitting the 2029 Notes to remain outstanding.

Brink’s intends to finance the Transactions through a combination of proceeds from long-term permanent debt financing and cash on hand. For purposes of the unaudited pro forma condensed combined financial information, Brink’s assumes that it will draw $2,276 million from the Base Bridge Facility at the Closing Date to fund the Cash Consideration and pay associated transaction costs. In addition, for purposes of the unaudited pro forma condensed combined financial information, Brink’s assumes that, immediately after the Mergers, Brink’s will refinance all of NCR Atleos’ term loans and revolving facility debt through the Base Bridge Facility, the Delayed Draw Term Loan Facility and the Upsized Revolver. The outstanding principal balance of the NCR Atleos term loans and revolving facility debt was approximately $1,440 million as of December 31, 2025.
Acquisition Accounting
The Mergers will be accounted for as a business combination using the acquisition method of accounting in accordance with Financial Accounting Standards Board ASC Topic 805, Business Combinations, with Brink’s as the accounting acquirer. Under this method of accounting, all assets acquired and liabilities assumed are recognized and measured at their estimated fair values as of the acquisition date. The excess of purchase consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.
Pro Forma Financial Statements
The unaudited pro forma condensed combined financial information presents the pro forma effects of the accounting for the Transactions. This includes pro forma adjustments intended to illustrate the estimated effects of the Mergers and other related Transactions.
In the accompanying unaudited pro forma condensed combined financial information, the historical consolidated financial statements of Brink’s and NCR Atleos have been adjusted to depict the accounting for the Transactions in accordance with U.S. generally accepted accounting principles. The pro forma adjustments are based upon available information and certain assumptions that Brink’s management believes are reasonable under the circumstances. All adjustments are preliminary and subject to change.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Transactions had occurred on December 31, 2025, and the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025 is presented to give effect to the Transactions as if they occurred on January 1, 2025.
The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the Transactions been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. Brink’s has not completed the detailed valuations required to estimate the fair value of the assets acquired and the liabilities assumed in the Mergers and the related purchase price allocation. Brink’s also has not identified all adjustments necessary to conform NCR Atleos’ accounting policies to Brink’s accounting policies, as Brink’s has not completed the full analysis that may be required to do so. The final determination of the fair value of assets acquired and liabilities assumed in the Mergers will be based on the actual net tangible and intangible assets and liabilities of NCR Atleos existing at the Closing Date. Accordingly, the pro forma purchase price adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Transactions will differ from the pro forma adjustments, and it is possible the differences may be material.

THE BRINK’S COMPANY
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2025

	Historical
(In millions, except for per share amounts)	The Brink’s Company	NCR Atleos Corporation	Reclassification transaction accounting adjustments		Merger transaction accounting adjustments		Financing transaction accounting adjustments		Pro Forma Combined
Product revenue		1,029.7	123.7	4a					1,153.4
Service revenue		3,323.8	5,137.5	4a					8,461.3
Revenues	$5,261.2	4,353.5	—		—		—		$9,614.7

Costs and expenses:
Cost of revenues	3,903.2	—	3,286.9	4b	201.5	5a,5b	—		7,391.6
Cost of products		825.7	(825.7)	4b,4d					—
Cost of services		2,466.9	(2,466.9)	4b					—
Research and development expenses		69.9	(69.9)	4c					—
Selling, general and administrative expenses	778.0	513.4	90.6	4c,4d,4e	(12.1)	5b,5c,5d	—		1,369.9
Total costs and expenses	4,681.2	3,875.9	15.0		189.4		—		8,761.5
Other operating income (expense)	5.5	—	(26.7)	4f	—		—		(21.2)
Operating profit	585.5	477.6	(41.7)		(189.4)		—		832.0
Interest expense	(245.5)	(269.6)	—		—		(87.5)	6a	(602.6)
Interest and other nonoperating income (expense)	13.9	(19.2)	41.7	4e,4f	(6.0)	5b	—		30.4
Income from continuing operations before tax	353.9	188.8	—		(195.4)		(87.5)		259.8
Provision for income taxes	143.3	26.7	—		(48.9)	5e	(21.9)	6b	99.2
Income from continuing operations	210.6	162.1	—		(146.5)		(65.6)		160.6
Income (loss) from discontinued operations, net of tax	(0.4)	—	—		—		—		(0.4)
Net income	210.2	162.1	—		(146.5)		(65.6)		160.2
Less net income attributable to noncontrolling interests	10.5	—	—		—		—		10.5
Net income attributable to Brink’s	199.7	162.1	—		(146.5)		(65.6)		149.7
Amounts attributable to Brink’s
Continuing operations	200.1	162.1	—		(146.5)		(65.6)		150.1
Discontinued operations	(0.4)	—	—		—		—		(0.4)
Net income attributable to Brink’s	$199.7	162.1	—		(146.5)		(65.6)		$149.7

Earnings per share:
Basic	$4.73								$2.80
Diluted	$4.69								$2.75
Weighted-average shares:
Basic	42.2				11.2				53.4
Diluted	42.5				12.0				54.5

See accompanying notes to unaudited pro forma condensed combined financial statements.

THE BRINK’S COMPANY
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2025

	Historical
(In millions)	The Brink’s Company	NCR Atleos Corporation	Reclassification transaction accounting adjustments		Merger transaction accounting adjustments		Financing transaction accounting adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	1,725.9	456.2	—		(2,210.0)	5f	2,234.1	6c	2,206.2
Restricted cash	541.0	174.6	—		—		—		715.6
Accounts receivable, net	766.0	550.3	—		—		—		1,316.3
Inventories	—	342.3			—		—		342.3
Prepaid expenses and other	296.1	300.5			(9.6)	5g	—		587.0
Total current assets	3,329.0	1,823.9	—		(2,219.6)		2,234.1		5,167.4
Right-of-use assets, net	388.7	177.0	—		—		—		565.7
Property and equipment, net	1,130.5	511.3	12.6	4g	—		—		1,654.4
Goodwill	1,515.3	1,958.2	—		1,390.9	5h	—		4,864.4
Other intangibles, net	385.2	498.0	—		2,395.0	5i	—		3,278.2
Deferred tax assets	237.3	288.2	—		—		—		525.5
Prepaid pension cost	—	259.3	(259.3)	4h	—		—		—
Other	353.2	152.5	246.7	4g,4h	(15.8)	5g	4.2	6c	740.8
Total assets	7,339.2	5,668.4	—		1,550.5		2,238.3		16,796.4
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	241.1	85.9	(80.2)	4i	—		—		246.8
Current maturities of long-term debt	163.1	—	86.5	4i,4j	—		(148.0)	6c	101.6
Accounts payable	319.3	616.5	(20.1)	4k	—		—		915.7
Accrued liabilities	1,180.2	—	628.1	4j,4k,4l,4m	10.9	5c,5k	—		1,819.2
Payroll and benefits liabilities	—	139.0	(139.0)	4l	—		—		—
Contract liabilities	—	382.8	15.0	4m	—		—		397.8
Settlement liabilities	—	184.4	—		—		—		184.4
Other current liabilities	—	490.3	(490.3)	4l	—		—		—
Restricted cash held for customers	294.2	—	—		—		—		294.2
Total current liabilities	2,197.9	1,898.9	—		10.9		(148.0)		3,959.7
Long-term debt	3,810.1	2,671.9	8.0	4n	95.9	5j	2,386.3	6c	8,972.2
Accrued pension costs	147.8	312.6	—		—		—		460.4
Retirement benefits other than pensions	120.4	42.9	—		(39.2)	5k	—		124.1
Income tax accruals	—	24.4	(24.4)	4o	—		—		—
Lease liabilities	310.2	138.8	—		—		—		449.0
Deferred tax liabilities	66.5	41.1	—		604.3	5l	—		711.9
Other	279.0	135.6	16.4	4n,4o	—		—		431.0
Total liabilities	6,931.9	5,266.2	—		671.9		2,238.3		15,108.3
Commitments and contingent liabilities
Equity:
Common stock	41.1	0.7	—		10.9	5f,5m	—		52.7
Capital in excess of par value	632.1	65.4	—		1,223.2	5f,5m	—		1,920.7
Retained earnings	270.1	299.0	—		(318.4)	5m	—		250.7
Accumulated other comprehensive income (loss)	(665.6)	37.7	—		(37.7)	5m	—		(665.6)
Brink’s shareholders	277.7	402.8	—		878.0		—		1,558.5
Noncontrolling interests	129.6	(0.6)	—		0.6	5m	—		129.6
Total equity	407.3	402.2	—		878.6		—		1,688.1
Total liabilities and equity	7,339.2	5,668.4	—		1,550.5		2,238.3		16,796.4

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Basis of presentation
The accompanying unaudited pro forma condensed combined financial information presents the Unaudited Pro Forma Condensed Combined Statement of Operations of Brink’s and the Unaudited Pro Forma Condensed Combined Balance Sheet of Brink’s, each based on the historical financial statements of Brink’s and NCR Atleos and after giving effect to the Transactions and pro forma adjustments as described in these notes. Pro forma adjustments are included only to the extent they are directly attributable to the Transactions. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of Brink’s acquisition of NCR Atleos. These adjustments are preliminary and based upon the estimated fair value of the Merger Consideration, hereafter referred to as “purchase consideration” within the context of the unaudited pro forma condensed combined financial information, and Brink’s management’s estimates of fair value of the assets acquired and liabilities assumed.
The unaudited pro forma condensed combined financial statements were prepared from and should be read in conjunction with:
•	the consolidated financial statements of Brink’s, as included in Brink’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and
•	the consolidated financial statements of NCR Atleos, as included in NCR Atleos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
The Unaudited Pro Forma Condensed Combined Statement of Operations reflects non-recurring expenses directly attributable to the Transactions, including fees to attorneys, accountants and other professional advisors, and other transaction-related costs. Additionally, the impact of such expenses incurred subsequent to the balance sheet date are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as accrued liabilities. This amount does not include estimates for fees that are not readily determinable or factually supportable.
2. Significant Accounting Policies
At the date of this joint proxy statement/prospectus, Brink’s is not aware of any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial statements. The known differences in classifications are described in Note 4 under the heading “Reclassification Transaction Accounting Adjustments.” Following the Mergers, Brink’s will perform a detailed review of NCR Atleos’ accounting policies in an effort to determine if there are any material differences that require reclassification or adjustments to NCR Atleos’ revenues, expenses, assets, or liabilities to conform with Brink’s accounting policies and classifications. As a result of that review, Brink’s may identify differences between the accounting policies and classifications of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements.
3. Acquisition Adjustments
Estimate of Consideration Transferred
The Mergers are anticipated to result in the following estimated merger consideration (in millions):

Consideration transferred
Estimated cash consideration(a)	$2,210.0
Estimated fair value of Brink’s Common Stock to be issued(b)	1,236.7
Estimated fair value of converted equity awards attributable to pre-acquisition services(c)	63.5
Total estimated purchase consideration	$3,510.2
(a)
Represents the estimated cash consideration to be paid, primarily consisting of approximately $2.2 billion calculated as a product of 73.7 million outstanding shares of NCR Atleos Common Stock and cash consideration of $30.00 per share. The number of shares of NCR Atleos Common Stock is as of February 24, 2026, the amount within the Merger Agreement. In addition, the holders of certain NCR Atleos equity awards will receive cash in return for the cancellation of such equity awards. See the section entitled “The Merger Agreement—Merger Consideration—Treatment of NCR Atleos’ Equity Awards.”

(b)
Represents the estimated fair value of approximately 11.6 million shares of Brink’s Common Stock estimated to be issued, calculated using the $106.66 per share closing price of Brink’s Common Stock as of April 14, 2026. As outlined in the Merger Agreement, each share of NCR Atleos Common Stock issued and outstanding immediately prior to the First Effective Time will be exchanged for 0.1574 shares of Brink’s Common Stock. In addition, the holders of certain NCR Atleos equity awards will receive shares of Brink’s Common Stock in return for the cancellation of such equity awards. See the section entitled “The Merger Agreement—Merger Consideration—Treatment of NCR Atleos’ Equity Awards.”

(c)	Represents the estimated aggregate fair value of converted NCR Atleos’ equity awards attributable to pre-acquisition services.

The actual value of Brink’s Common Stock to be issued on the Closing Date will depend on the per share price of Brink’s Common Stock on the Closing Date, and therefore, the value of the purchase consideration will fluctuate with the market price of Brink’s Common Stock until the Mergers are completed. The following table shows the effect of changes in the price for Brink’s Common Stock and the resulting impact on the estimated purchase consideration, with the same impact to goodwill:

Change in Stock Price	Stock Price	Change in Purchase Consideration	Estimated Purchase Consideration
(In millions, except stock price)
Increase 10%	$117.33	$123.7	$3,633.9
Decrease 10%	$95.99	$123.7	$3,386.5

Preliminary Purchase Price Allocation
Under the acquisition method of accounting, NCR Atleos’ identifiable assets acquired and liabilities assumed by Brink’s will be recorded at the estimated acquisition date fair values. The excess purchase price over the estimated fair value of identifiable assets and liabilities, if any, is recorded as goodwill. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the Mergers. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the Mergers and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date.
The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.
The table below summarizes the preliminary allocation of purchase price to the assets acquired and liabilities assumed for purposes of the unaudited pro forma condensed combined financial information as if the Mergers had closed on December 31, 2025:

(In millions)	Fair Value
Cash and cash equivalents	$456.2
Restricted cash	174.6
Accounts receivable, net	550.3
Inventories	342.3
Prepaid expenses and other	290.9
Right-of-use assets, net	177.0
Property and equipment, net	523.9
Other intangibles, net	2,893.0
Deferred tax assets	288.2
Other	383.4
Total assets	6,079.8
Short-term borrowings	5.7
Current maturities of long-term debt	86.5
Accounts payable	596.4
Accrued liabilities	634.6
Contract liabilities	382.8
Settlement liabilities	184.4
Long-term debt	2,775.8
Accrued pension costs	312.6
Retirement benefits other than pension	3.7
Lease liabilities	138.8
Deferred tax liabilities	645.4
Other	152.0
Total liabilities	5,918.7
Net assets (liabilities) acquired (a)	161.1
Estimated purchase consideration (b)	$ 3,510.2
Estimated goodwill (b) - (a)	$ 3,349.1

Goodwill represents the excess of the preliminary estimated purchase consideration over the estimated fair value of the underlying net assets acquired. Goodwill will not be amortized but instead will be reviewed for impairment annually, or more frequently if facts and circumstances warrant a review. Goodwill is attributable to the assembled workforce of NCR Atleos, planned growth in certain markets and services, and synergies expected to be achieved from the combined operations of Brink’s and NCR Atleos.
Preliminary Fair Value of Identifiable Intangible Assets
Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information are provided in the table below. The identifiable intangible assets and related amortization are based on management’s estimates after consideration of similar transactions.

(In millions)	Fair Value	Estimated Useful Life (in years)
Customer relationships	$1,530.0	13
Developed technology	1,252.0	8
Trade name	111.0	5
Total identifiable intangible assets	2,893.0

4. Reclassification Transaction Accounting Adjustments
Certain reclassification adjustments were made to the unaudited pro forma condensed combined financial information to make NCR Atleos’ presentation conform to the presentation adopted by Brink’s.
The adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025, are as follows:
(4a) Allocated Brink’s historical Revenues to Product revenue ($123.7 million) and Service revenue ($5,137.5 million) as each category is individually significant for the pro forma combined Revenues line item.
(4b) Reclassified $2,466.9 million of Cost of services and $820.0 million of Cost of products to the Cost of revenues line item to conform with Brink’s presentation.
(4c) Reclassified $69.9 million of Research and development expenses to the Selling, general and administrative expenses line item to conform with Brink’s presentation.
(4d) Reclassified $5.7 million of share-based compensation expense from Cost of products to the Selling, general and administrative expenses line item to conform with Brink's presentation.
(4e) Reclassified $15.0 million of expenses (primarily trade receivables facility fees and bank fees) from Interest and other nonoperating income (expense) to the Selling, general and administrative expenses line item to conform with Brink’s presentation.
(4f) Reclassified a net amount of $26.7 million in expenses from Interest and other nonoperating income (expense) to the Other operating income (expense) line item to conform with Brink’s presentation. The net amount includes approximately $10 million in losses on foreign currency derivative contracts, and approximately $34 million of miscellaneous expenses, with the majority related to environmental remediation costs. These expenses were partially offset by approximately $17 million in miscellaneous gains, primarily related to the sale of businesses.
The adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025, are as follows:
(4g) Reclassified $12.6 million of capitalized internally developed software from the Other noncurrent assets line item to the Property and equipment, net line item to conform with Brink’s presentation.
(4h) Reclassified $259.3 million from Prepaid pension cost to the Other noncurrent assets line item to conform with Brink’s presentation.
(4i) Reclassified $80.2 million from Short-term borrowings to the Current maturities of long-term debt line item to conform with Brink’s presentation.
(4j) Reclassified $6.3 million related to financing lease liabilities from Accrued liabilities to the Current maturities of long-term debt line item to conform with Brink’s presentation.

(4k) Reclassified $20.1 million of various accrued expenses from Accounts payable to the Accrued liabilities line item to conform with Brink’s presentation.
(4l) Reclassified $490.3 million of Other current liabilities and $139.0 million of Payroll and benefits liabilities to the Accrued liabilities line item to conform with Brink’s presentation.
(4m) Allocated Brink’s historical Contract liabilities ($15.0 million) from Accrued liabilities as the Contract liabilities line item is individually significant for the Unaudited Pro Forma Condensed Combined Balance Sheet.
(4n) Reclassified $8.0 million related to financing lease liabilities from Other noncurrent liabilities to the Long-term debt line item to conform with Brink’s presentation.
(4o) Reclassified $24.4 million from Income tax accruals to the Other noncurrent liabilities line item to conform with Brink’s presentation.
5. Merger Transaction Accounting Adjustments
Certain transaction accounting adjustments were made to the unaudited pro forma condensed combined financial information to present the pro forma effects of the Transactions as if the Mergers had closed on specific dates as noted below.
Transaction accounting adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025 give effect to the acquisition as if it had occurred on January 1, 2025. These transaction accounting adjustments are as follows:
(5a) Amortization expense — represents the adjustment to record the elimination of historical NCR Atleos intangible asset amortization expense of $95.0 million and the recognition of new amortization expense of $296.4 million related to identifiable intangible assets based on the estimated fair value. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful lives.
(5b) Represents a net adjustment to reduce severance costs by $5.4 million. See also purchase accounting adjustment to eliminate related employee severance liability, as discussed in (5k) below.
(5c) Represents accrual of $19.4 million of non-recurring expenses directly attributable to the Transactions, including fees to attorneys, accountants and other professional advisors, and other transaction-related costs.
(5d) Represents reversal of $32.0 million in amortization of capitalized costs to obtain and fulfill contracts with customers. See also purchase accounting adjustment to remove the related capitalized costs, as discussed in (5g) below.
(5e) Represents the estimated income tax impact ($48.9 million) on the pre-tax income (loss) adjustments in the unaudited pro forma condensed combined financial statements based upon an estimated blended statutory income tax rate of 25%. The estimated blended statutory tax rate used for the unaudited pro forma condensed combined financial statements will likely vary from the actual effective tax rates as a result of, among other things, post-transaction integration activities, potential legal entity restructuring, tax planning and changes in the geographic mix of earnings.
Transaction accounting adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025 give effect to the acquisition as if it had occurred on December 31, 2025. These transaction accounting adjustments are as follows:
(5f) Represents the total estimated purchase consideration of $3.5 billion, consisting of (i) cash consideration comprising approximately $2.2 billion, and (ii) equity consideration comprising (a) the issuance of approximately 11.6 million shares of Brink’s Common Stock with an estimated fair value of approximately $1.2 billion, and (b) the estimated fair value of converted NCR Atleos equity awards attributable to pre-combination services of approximately $64 million.
(5g) Represents a purchase accounting adjustment to eliminate capitalized costs to obtain and fulfill contracts with customers ($9.6 million in Prepaid expenses and other and $15.8 million in in Other assets). The fair value attributed to acquired customer contracts is included in customer-related intangible assets.
(5h) Represents the elimination of $1,958.2 million of historical goodwill of NCR Atleos and the recognition of $3,349.1 million of goodwill pertaining to the Mergers, which is inclusive of the tax effects discussed in note (5l) below.
(5i) Represents the elimination of historical values of the NCR Atleos’ intangible assets of $498.0 million and recognition of $2,893.0 million of the fair value of identifiable intangible assets attributable to the Mergers. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions.
(5j) Represents the $95.9 million fair value adjustment to the 2029 Notes.

(5k) Represents a purchase accounting adjustment to eliminate an employee severance liability to conform with Brink’s accounting policies ($8.5 million in Accrued liabilities and $39.2 million in Retirement benefits other than pensions).
(5l) Represents an estimated increase of $604.3 million in net deferred tax liabilities primarily related to fair value adjustments associated with acquired intangible assets. Deferred taxes have been calculated using statutory tax rates applicable in the jurisdictions in which Brink’s and NCR Atleos operate. The realizability of deferred tax assets have not currently been adjusted. The estimated deferred tax adjustments are preliminary and subject to material change. Such changes may result from, among other things, the final determination of the geographic allocation of fair value adjustments, changes in the assessment of the realizability of deferred tax assets, the deductibility of transaction-related costs, and other assumptions that will be finalized upon consummation of the Mergers.
(5m) Historical equity — the historical equity of NCR Atleos will be eliminated as part of the Mergers.
6. Financing Transaction Accounting Adjustments
For purposes of the unaudited pro forma condensed combined financial information, Brink’s has assumed that it will draw $2,276 million from the Base Bridge Facility on the Closing Date to fund cash payments to NCR Atleos’ stockholders and pay associated debt financing costs estimated at approximately $32 million. In addition, Brink’s assumes for purposes of the unaudited pro forma condensed combined financial information that, immediately after the Mergers, Brink’s will refinance NCR Atleos’ $1.4 billion in term loans and revolving facility debt through the Base Bridge Facility, the Delayed Draw Term Loan Facility and the Upsized Revolver. As a result of the planned financing transactions, adjustments were made to the unaudited pro forma condensed combined financial information to present the pro forma effects of the impact to debt balances and interest expense as a result of the Transactions, as if the Mergers had closed on specific dates as noted below.
(6a) Interest expense — the adjustments to interest expense assume the Mergers and the associated financing transactions occurred on January 1, 2025.
We have estimated one year of incremental interest expense and amortization of debt financing costs of approximately $159 million related to the draw from the Base Bridge Facility.
For the Delayed Draw Term Loan Facility and the Upsized Revolver, we have estimated one year of incremental interest expense and debt financing costs amortization of approximately $81 million. Because the proceeds from the Base Bridge Facility, the Delayed Draw Term Loan Facility and the Upsized Revolver will be used to pay off NCR Atleos term loans and revolving facility debt, we have estimated a reduction to interest expense and debt financing costs amortization of approximately $143 million for the costs incurred by NCR Atleos in 2025 for these debt facilities. We also assumed the write off of approximately $16 million in NCR Atleos’ unamortized debt financing costs related to these debt facilities.
The table below provides a sensitivity analysis on interest expense for the year ended December 31, 2025 to estimate the effect of a hypothetical change of 12.5 basis points on the interest rate. The impact below shows the total hypothetical change in interest expense for the borrowings under the Base Bridge Facility, the Delayed Draw Term Loan Facility and the Upsized Revolver:

(In millions)	For the year ended December 31, 2025
Increase of 0.125%	$4.7
Decrease of 0.125%	(4.7)

Finally, we have estimated a fair value adjustment to the 2029 Notes as part of acquisition accounting. The estimated fair value adjustment increases the debt by approximately $96 million. The impact to interest expense is a reduction of approximately $26 million in the first year after acquisition.
The net adjustment to interest expense for the financing items described above is approximately $76 million.
(6b) Provision for income taxes — the adjustment to provision for income taxes assumes the Mergers and the associated financing transactions occurred on January 1, 2025. The adjustment represents the estimated income tax benefit associated with the decrease in income from continuing operations before tax resulting from the financing transaction accounting adjustments based upon an estimated blended statutory income tax rate of 25%. The estimated blended statutory tax rate used for the unaudited pro forma condensed combined financial statements will likely vary from the actual effective tax rates as a result of, among other things, post-transaction integration activities, tax planning and changes in the geographic mix of earnings.

(6c) Debt — the adjustments to debt balances assume the Mergers occurred on December 31, 2025.
For the Base Bridge Facility, we estimated an increase to Cash and cash equivalents and Long-term debt of $2,244 million for the net proceeds of the term loan after adjusting for estimated debt financing costs.
For the Delayed Draw Term Loan Facility and the Upsized Revolver, we assumed a net reduction to Cash and cash equivalents of approximately $10 million, equal to estimated debt financing costs, as we have assumed that all proceeds will be used to immediately pay off NCR Atleos term loans and revolving facility debt. We assumed a net increase to Long-term debt of approximately $142 million and a net reduction to Current maturities of long-term debt of approximately $148 million. We also assumed a net increase to Other assets of $4 million for the debt financing costs related to the revolving facility debt.
7. Earnings Per Share
The following tables set forth the computation of pro forma basic and diluted earnings per share for the year ended December 31, 2025.

(In millions, except per share amounts)	For the year ended December 31, 2025
Numerator (basic and diluted):
Pro forma net income attributable to common shares	149.7
Denominator:
Weighted-average number of common shares outstanding - basic	53.4
Weighted-average number of common shares outstanding - diluted	54.5
Pro forma earnings per share:
Basic	$2.80
Diluted	$2.75
Denominator for Basic:
Historical weighted-average number of common shares outstanding	42.2
Impact of issuance of shares of Brink’s common stock as consideration transferred	11.2
Total pro forma weighted average common shares outstanding (basic)	53.4
Denominator for Diluted:
Historical weighted-average number of common shares outstanding	42.5
Impact of issuance of shares of Brink’s common stock as consideration transferred	11.2
Impact of replacement awards for NCR Atleos equity awards	0.8
Total pro forma weighted average common shares outstanding (diluted)	54.5

THE BRINK’S SPECIAL MEETING
This section contains information for holders of Brink’s Common Stock about the special meeting that Brink’s has called to allow Brink’s shareholders to consider and vote on the Share Issuance and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Brink’s shareholders and a form of proxy card that the Brink’s Board is soliciting for use by holders of Brink’s Common Stock at the Brink’s Special Meeting and at any adjournments or postponements of the Brink’s Special Meeting.
Date, Time and Place of the Meeting
The Brink’s Special Meeting will be held virtually on [ ], 2026 at [ ], Eastern Time. You will be able to attend the Brink’s Special Meeting by visiting the Brink’s Special Meeting Website at www.virtualshareholdermeeting.com/BCO2026SM and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Brink’s Common Stock in “street name.”
Matters to Be Considered
At the Brink’s Special Meeting, Brink’s shareholders will be asked to consider and vote on the following proposals:
•	the Brink’s Share Issuance Proposal; and
•	the Brink’s Adjournment Proposal.
Recommendation of the Brink’s Board
The Brink’s Board unanimously recommends that you vote “FOR” the Brink’s Share Issuance Proposal and “FOR” the Brink’s Adjournment Proposal. See the section entitled “The Mergers—Brink’s Reasons for the Mergers; Recommendation of the Brink’s Board” for a more detailed discussion of the Brink’s Board’s recommendation.
Record Date and Quorum
The Brink’s Board has fixed the close of business on [ ], 2026 as the record date for determination of holders of Brink’s Common Stock entitled to notice of and to vote at the Brink’s Special Meeting. On the Brink’s Record Date, there were [ ] shares of Brink’s Common Stock outstanding.
Holders of a majority of the votes entitled to be cast by the outstanding shares of Brink’s Common Stock as of the Brink’s Record Date present (virtually) or represented by proxy will be necessary to constitute a quorum for the transaction of business at the Brink’s Special Meeting. In the event that a quorum is not present at the Brink’s Special Meeting, the holders of shares of Brink’s Common Stock entitled to vote at the Brink’s Special Meeting, present (virtually) or represented by proxy, shall have the power to adjourn the Brink’s Special Meeting to a later date and time if the votes cast in favor exceed the votes cast opposing such adjournment. Under the Brink’s Bylaws, the chairman of the Brink’s Special Meeting may adjourn or postpone the Brink’s Special Meeting from time to time, whether or not a quorum is present. If you fail to submit a proxy or to vote at the Brink’s Special Meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of Brink’s Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
After a share of Brink’s Common Stock is represented at the Brink’s Special Meeting, it will be counted for the purpose of determining a quorum not only at the Brink’s Special Meeting but also at any adjournment or postponement of the Brink’s Special Meeting. In the event that a quorum is not present at the Brink’s Special Meeting, it is expected that the Brink’s Special Meeting will be adjourned or postponed.
At the Brink’s Special Meeting, each share of Brink’s Common Stock is entitled to one vote on all matters properly submitted to holders of Brink’s Common Stock.
As of the Brink’s Record Date, Brink’s directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of Brink’s Common Stock, representing approximately [ ]% of the outstanding shares of Brink’s Common Stock. We currently expect that Brink’s directors and executive officers will vote their shares in favor of the Brink’s Share Issuance Proposal and the other proposals to be considered at the Brink’s Special Meeting.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Brink’s Special Meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Brink’s Special Meeting. If your bank, broker, trustee or other nominee holds your shares of Brink’s Common Stock in “street name,” such entity will vote your shares of Brink’s Common Stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Brink’s Share Issuance Proposal:
•	Vote required: Approval of the Brink’s Share Issuance Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon.
•
Effect of abstentions, broker non-votes and failures to vote: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Brink’s Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Brink’s Share Issuance Proposal, it will have no effect on the Brink’s Share Issuance Proposal.

Brink’s Adjournment Proposal:
•	Vote required: Approval of the Brink’s Adjournment Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon.
•
Effect of abstentions, broker non-votes and failures to vote: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Brink’s Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Brink’s Adjournment Proposal, it will have no effect on the Brink’s Adjournment Proposal.

Attending the Brink’s Special Meeting
The Brink’s Special Meeting may be accessed by visiting the Brink’s Special Meeting Website at www.virtualshareholdermeeting.com/BCO2026SM, where holders of Brink’s Common Stock will be able to listen to the Brink’s Special Meeting and vote online.
You are entitled to attend the Brink’s Special Meeting via the Brink’s Special Meeting Website only if you were a shareholder of record as of the close of business on the Brink’s Record Date, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the Brink’s Record Date, or you hold a valid proxy for the Brink’s Special Meeting. If you were a shareholder of record at the close of business on the Brink’s Record Date and wish to attend the Brink’s Special Meeting via the Brink’s Special Meeting Website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Brink’s Common Stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
If you have technical difficulties on the day of the Brink’s Special Meeting, you may request assistance immediately prior to the meeting by going to the Brink’s Special Meeting Website and following the instructions for obtaining technical assistance.
Proxies
A holder of Brink’s Common Stock may vote by proxy or at the Brink’s Special Meeting via the Brink’s Special Meeting Website. If you hold your shares of Brink’s Common Stock in your name as a holder of record, to submit a proxy, you, as a holder of Brink’s Common Stock, may use one of the following methods:
•	By telephone: By calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the internet: By visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before the Brink’s Special Meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Brink’s Special Meeting.

Brink’s requests that holders of Brink’s Common Stock vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Brink’s as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Brink’s Common Stock represented by it will be voted at the Brink’s Special Meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, the shares represented by your proxy will be voted “FOR” the Brink’s Share Issuance Proposal and “FOR” the Brink’s Adjournment Proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Brink’s Special Meeting via the Brink’s Special Meeting Website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares via the Brink’s Special Meeting Website at the meeting because you may subsequently revoke your proxy.
Brink’s Common Stock Held in Street Name
If your shares of Brink’s Common Stock are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares of Brink’s Common Stock only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to Brink’s.
Further, banks, brokers, trustees or other nominees who hold shares of Brink’s Common Stock on behalf of their customers may not give a proxy to Brink’s to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Brink’s Special Meeting, including the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal.
Revocability of Proxies
If you are a holder of record of Brink’s Common Stock, you may revoke your proxy at any time before it is exercised by:
•	timely delivery of a written notice of revocation to Brink’s Corporate Secretary at the address indicated on the cover page of this proxy statement/prospectus before the Brink’s Special Meeting;
•	signing and returning a subsequently dated proxy by 11:59 p.m., Eastern Time, on the day before the Brink’s Special Meeting;
•	voting by telephone or the internet at a later time, before 11:59 p.m., Eastern Time, on the day before the Brink’s Special Meeting; or
•	attending virtually and voting at the Brink’s Special Meeting via the Brink’s Special Meeting Website.
If you hold your shares of Brink’s Common Stock through a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending and voting your shares at the Brink’s Special Meeting virtually via the Brink’s Special Meeting Website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the Brink’s Special Meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Brink’s after the vote will not affect the vote. Brink’s Corporate Secretary’s mailing address is: 1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia 23226. If the Brink’s Special Meeting is postponed or adjourned, it will not affect the ability of holders of Brink’s Common Stock of record as of the Brink’s Record Date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to holders of Brink’s Common Stock residing at the same address, unless such holders of Brink’s Common Stock have notified Brink’s of their desire to receive multiple copies of the joint proxy statement/prospectus.

If you hold shares of both Brink’s Common Stock and NCR Atleos Common Stock, you will receive two separate packages of proxy materials.
Brink’s will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Brink’s Common Stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Brink’s Corporate Secretary at the mailing address of the principal executive offices of Brink’s at 1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia 23226 or by phone at (804) 289-9600, or MacKenzie Partners, Inc., Brink’s proxy solicitor, by calling toll-free at (800) 322-2885.
Solicitation of Proxies
Brink’s and NCR Atleos will each bear their own expenses incurred in connection with the Mergers, including the retention of any information agent or other service provider. To assist in the solicitation of proxies, Brink’s has retained MacKenzie Partners, Inc., for an initial retainer fee of $20,000 plus a final project management fee of $60,000, and reimbursement of out-of-pocket expenses for its services. Brink’s and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Brink’s Common Stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Brink’s. No additional compensation will be paid to Brink’s directors, officers or employees for solicitation.
Other Matters to Come Before the Brink’s Special Meeting
Brink’s management knows of no other business to be presented at the Brink’s Special Meeting, but if any other matters are properly presented to the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote on them in accordance with the Brink’s Board’s recommendation.
Assistance
If you have any questions about the Mergers or need assistance in completing your proxy card or voting instruction card, have questions regarding the Brink’s Special Meeting or would like additional copies of this joint proxy statement/prospectus, please contact Brink’s Corporate Secretary at the mailing address of the principal executive offices of Brink’s at 1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia 23226 or by phone at (804) 289-9600, or MacKenzie Partners, Inc., Brink’s proxy solicitor, by calling toll-free at (800) 322-2885.

BRINK’S PROPOSALS
Brink’s Share Issuance Proposal
Brink’s is asking its shareholders to approve the issuance of Brink’s Common Stock to holders of NCR Atleos Common Stock pursuant to the Merger Agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of Brink’s Common Stock in an amount that exceeds 20% of the currently outstanding shares of Brink’s Common Stock). Brink’s shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement, the Share Issuance and the Mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.
Under the NYSE rules, a company is required to obtain shareholder approval prior to the issuance of shares of its common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the Mergers are completed pursuant to the Merger Agreement, Brink’s expects to issue up to approximately [ ] million shares of Brink’s Common Stock in connection with the Mergers (based on the number of shares of NCR Atleos Common Stock outstanding as of the NCR Atleos Record Date). Accordingly, the aggregate number of shares of Brink’s Common Stock that Brink’s will issue in connection with the Mergers is expected to exceed 20% of the shares of Brink’s Common Stock outstanding before such issuance, and for this reason, Brink’s is seeking the approval of Brink’s shareholders for the issuance of shares of Brink’s Common Stock pursuant to the Merger Agreement. Approval of the Brink’s Share Issuance Proposal will constitute the required approval of the issuance of Brink’s Common Stock required by the NYSE rules.
The Brink’s Board has, by the unanimous vote of directors at the applicable meeting, (i) determined that it is advisable and in the best interests of Brink’s and its shareholders that Brink’s enter into the Merger Agreement and consummate the Transactions, (ii) adopted the Merger Agreement and authorized and approved the consummation of the Transactions, including the Mergers and the Share Issuance, (iii) authorized and approved the execution, delivery and performance of the Merger Agreement, (iv) directed that the Share Issuance be submitted for consideration at a special meeting of Brink’s shareholders and (v) recommended approval of the Share Issuance by holders of Brink’s Common Stock. See the section entitled “The Mergers—Brink’s Reasons for the Mergers; Recommendation of the Brink’s Board” for a more detailed discussion of the Brink’s Board’s recommendation.
Vote Required for Approval
Approval of the Brink’s Share Issuance Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon.
Recommendation of the Brink’s Board
THE BRINK’S BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE BRINK’S SHARE ISSUANCE PROPOSAL.
Brink’s Adjournment Proposal
The Brink’s Special Meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the Brink’s Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Brink’s Common Stock.
If, at the Brink’s Special Meeting, the number of shares of Brink’s Common Stock present or represented and voting in favor of the Brink’s Share Issuance Proposal is insufficient to approve the Brink’s Share Issuance Proposal, Brink’s intends to move to adjourn the Brink’s Special Meeting to enable the Brink’s Board to solicit additional proxies for approval of the Brink’s Share Issuance Proposal. In that event, Brink’s will ask holders of Brink’s Common Stock to vote on the Brink’s Adjournment Proposal, but not the Brink’s Share Issuance Proposal.
In this proposal, Brink’s is asking its shareholders to authorize the holder of any proxy solicited by the Brink’s Board on a discretionary basis to vote in favor of adjourning the Brink’s Special Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Brink’s Common Stock who have previously voted. Pursuant to the Brink’s Bylaws, the shareholders entitled to vote at the Brink’s Special Meeting, present (virtually) or by proxy, or the chairman of the Brink’s Special Meeting has the power to adjourn or postpone the Brink’s Special Meeting without notice other than announcement at the meeting before adjournment and without notice before postponement (except as otherwise provided by statute).

The approval of the Brink’s Adjournment Proposal by holders of Brink’s Common Stock is not a condition to the completion of the Mergers.
Vote Required for Approval
Approval of the Brink’s Adjournment Proposal requires a majority of the votes cast by the holders of outstanding shares of Brink’s Common Stock entitled to vote thereon.
Recommendation of the Brink’s Board
THE BRINK’S BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE BRINK’S ADJOURNMENT PROPOSAL.

THE NCR ATLEOS SPECIAL MEETING
This section contains information for holders of NCR Atleos Common Stock about the special meeting that NCR Atleos has called to allow NCR Atleos stockholders to consider and vote on the Transactions, including the Mergers, and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of NCR Atleos stockholders and a form of proxy card that the NCR Atleos Board is soliciting for use by holders of NCR Atleos Common Stock at the NCR Atleos Special Meeting and at any adjournments or postponements of the NCR Atleos Special Meeting.
Date, Time and Place of the Meeting
The NCR Atleos Special Meeting will be held virtually at [ ], Eastern Time, on [ ], 2026. You will be able to attend the NCR Atleos Special Meeting by visiting the NCR Atleos Special Meeting Website at www.virtualshareholdermeeting.com/NATL2026SM and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of NCR Atleos Common Stock in “street name.”
Matters to Be Considered
At the NCR Atleos Special Meeting, NCR Atleos stockholders will be asked to consider and vote on the following proposals:
•	the NCR Atleos Merger Proposal;
•	the NCR Atleos Compensation Proposal; and
•	the NCR Atleos Adjournment Proposal.
Recommendation of the NCR Atleos Board
The NCR Atleos Board unanimously recommends that you vote “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal. See the section entitled “The Mergers—NCR Atleos’ Reasons for the Mergers; Recommendation of the NCR Atleos Board” for a more detailed discussion of the NCR Atleos Board’s recommendation.
Record Date and Quorum
The NCR Atleos Board has fixed the close of business on [ ], 2026 as the record date for determination of NCR Atleos stockholders entitled to notice of and to vote at the NCR Atleos Special Meeting. On the NCR Atleos Record Date, there were [ ] shares of NCR Atleos Common Stock outstanding.
NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast at the NCR Atleos Special Meeting must be represented, virtually or by proxy, at the NCR Atleos Special Meeting to constitute a quorum for the transaction of business at the NCR Atleos Special Meeting. Abstentions are considered present for purposes of establishing a quorum. In the event that a quorum is not present at the NCR Atleos Special Meeting, the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting may adjourn the NCR Atleos Special Meeting to a later date and time and, in accordance with the NCR Atleos Bylaws, the NCR Atleos Special Meeting may also be adjourned or postponed from time to time by the chair of the NCR Atleos Special Meeting (in each case, subject to applicable law, the terms of the Merger Agreement and compliance with the terms of the NCR Atleos Articles and NCR Atleos Bylaws). The date, time and place of the NCR Atleos Special Meeting, as reconvened, shall be either (i) announced at the NCR Atleos Special Meeting or (ii) provided at a future time through means announced at the NCR Atleos Special Meeting. If you fail to submit a proxy or to vote at the NCR Atleos Special Meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of NCR Atleos Common Stock will not be counted towards a quorum.
In the event that a quorum is not present at the NCR Atleos Special Meeting, it is expected that the NCR Atleos Special Meeting will be adjourned or postponed. If the NCR Atleos Special Meeting is postponed or adjourned, it will not affect the ability of NCR Atleos stockholders of record as of the NCR Atleos Record Date to exercise their voting rights or to revoke any previously granted proxy using the methods described below.
At the NCR Atleos Special Meeting, each share of NCR Atleos Common Stock is entitled to one vote on all matters properly submitted to NCR Atleos stockholders.
As of the NCR Atleos Record Date, NCR Atleos’ directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of NCR Atleos Common Stock, representing approximately [ ]% of the outstanding shares of NCR Atleos Common Stock. NCR Atleos currently expects that all of its directors and executive officers will vote their shares “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Because it is expected that all proposals to be voted on at the NCR Atleos Special Meeting will be “non-routine” matters, we do not expect that there will be any broker non-votes.
If your bank, broker, trustee or other nominee holds your shares of NCR Atleos Common Stock in “street name,” such entity will vote your shares of NCR Atleos Common Stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
NCR Atleos Merger Proposal:
•
Vote required: Approval of the NCR Atleos Merger Proposal requires the affirmative vote of NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast thereon at the NCR Atleos Special Meeting.

•
Effect of abstentions, broker non-votes and failures to vote: Shares of NCR Atleos Common Stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the NCR Atleos Merger Proposal.

NCR Atleos Compensation Proposal:
•
Vote required: Approval of the NCR Atleos Compensation Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter.

•
Effect of abstentions, broker non-votes and failures to vote: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Compensation Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Compensation Proposal and it will have no effect on the NCR Atleos Compensation Proposal.

NCR Atleos Adjournment Proposal:
•
Vote required: Approval of the NCR Atleos Adjournment Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter.

•
Effect of abstentions, broker non-votes and failures to vote: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Adjournment Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Adjournment Proposal and it will have no effect on the NCR Atleos Adjournment Proposal.

Attending the NCR Atleos Special Meeting
The NCR Atleos Special Meeting may be accessed by visiting the NCR Atleos Special Meeting Website at www.virtualshareholdermeeting.com/NATL2026SM, where NCR Atleos stockholders will be able to listen to the NCR Atleos Special Meeting and vote online.
You are entitled to attend the NCR Atleos Special Meeting via the NCR Atleos Special Meeting Website only if you were a stockholder of record as of the close of business on the NCR Atleos Record Date, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the NCR Atleos Record Date, or you hold a valid proxy for the NCR Atleos Special Meeting. If you were a stockholder of record at the close of business on the NCR Atleos Record Date and wish to attend the NCR Atleos Special Meeting via the NCR Atleos Special Meeting Website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of NCR Atleos Common Stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
If you have technical difficulties on the day of the NCR Atleos Special Meeting, you may request assistance immediately prior to the meeting by going to the NCR Atleos Special Meeting Website and following the instructions for obtaining technical assistance.

Proxies
An NCR Atleos stockholder may vote by proxy or at the NCR Atleos Special Meeting via the NCR Atleos Special Meeting Website. If you hold your shares of NCR Atleos Common Stock in your name as a holder of record, to submit a proxy, you, as an NCR Atleos stockholder, may use one of the following methods:
•	By telephone: By calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the internet: By visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before the NCR Atleos Special Meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the NCR Atleos Special Meeting.
NCR Atleos requests that NCR Atleos stockholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to NCR Atleos as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of NCR Atleos Common Stock represented by it will be voted at the NCR Atleos Special Meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, the shares represented by your proxy will be voted “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the NCR Atleos Special Meeting via the NCR Atleos Special Meeting Website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares via the NCR Atleos Special Meeting Website at the meeting because you may subsequently revoke your proxy.
NCR Atleos Common Stock Held in Street Name
If your shares of NCR Atleos Common Stock are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares of NCR Atleos Common Stock. Your broker, bank or other nominee will vote your shares of NCR Atleos Common Stock only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to NCR Atleos.
Further, banks, brokers, trustees or other nominees who hold shares of NCR Atleos Common Stock on behalf of their customers may not give a proxy to NCR Atleos to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the NCR Atleos Special Meeting, including the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal.
Revocability of Proxies
If you are a holder of record of NCR Atleos Common Stock, you may revoke your proxy at any time before it is exercised by:
•
timely delivery of a written notice of revocation to NCR Atleos’ Corporate Secretary at the address indicated on the cover page of this proxy statement/prospectus before the NCR Atleos Special Meeting;

•	signing and returning a subsequently dated proxy by 11:59 p.m., Eastern Time, on the day before the NCR Atleos Special Meeting;
•	voting by telephone or the internet at a later time, before 11:59 p.m., Eastern Time, on the day before the NCR Atleos Special Meeting; or
•	attending virtually and voting at the NCR Atleos Special Meeting via the NCR Atleos Special Meeting Website.

If you hold your shares of NCR Atleos Common Stock through a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending and voting your shares at the NCR Atleos Special Meeting virtually via the NCR Atleos Special Meeting Website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the NCR Atleos Special Meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by NCR Atleos after the vote will not affect the vote. If the NCR Atleos Special Meeting is postponed or adjourned, it will not affect the ability of holders of record of NCR Atleos Common Stock to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to NCR Atleos stockholders residing at the same address, unless such NCR Atleos stockholders have notified NCR Atleos of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both NCR Atleos Common Stock and Brink’s Common Stock, you will receive two separate packages of proxy materials.
NCR Atleos will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any NCR Atleos stockholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to NCR Atleos’ Corporate Secretary at the address indicated on the cover page of this joint proxy statement/prospectus.
Solicitation of Proxies
Brink’s and NCR Atleos will each bear their own expenses incurred in connection with the Mergers, including the retention of any information agent or other service provider. To assist in the solicitation of proxies, NCR Atleos has retained Innisfree for a fee of up to $60,000 plus reimbursement of out-of-pocket expenses for its services. NCR Atleos may also request banks, brokers, trustees and other intermediaries holding shares of NCR Atleos Common Stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of NCR Atleos. No additional compensation will be paid to NCR Atleos’ directors, officers or employees for solicitation.
Other Matters to Come Before the NCR Atleos Special Meeting
In accordance with the NCR Atleos Bylaws, only the matters set forth in the notice with respect to the NCR Atleos Special Meeting may be brought before the NCR Atleos Special Meeting.
Assistance
If you have any questions about the Mergers or need assistance in completing your proxy card or voting instruction card, have questions regarding the NCR Atleos Special Meeting or would like additional copies of this joint proxy statement/prospectus, please contact NCR Atleos’ Corporate Secretary at the address indicated on the cover page of this joint proxy statement/prospectus, or NCR Atleos’ proxy solicitor, Innisfree, by calling toll-free at (877) 750-8197, or for banks and brokers, collect at (212) 750-5833.

NCR ATLEOS PROPOSALS
NCR Atleos Merger Proposal
NCR Atleos is asking NCR Atleos stockholders to approve the Transactions, including the Mergers. Holders of NCR Atleos Common Stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement, the Transactions and the Mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, by unanimous vote, the NCR Atleos Board (i) determined that it is in the best interests of NCR Atleos and NCR Atleos stockholders, and declared it advisable, that NCR Atleos enter into the Merger Agreement and consummate the Transactions, including the Mergers, (ii) declared that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in the Merger Agreement, (iii) recommended that NCR Atleos stockholders approve the Transactions, including the Mergers, and (iv) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of the NCR Atleos stockholders. See the section entitled “The Mergers—NCR Atleos’ Reasons for the Mergers; Recommendation of the NCR Atleos Board” for a more detailed discussion of the recommendation of the NCR Atleos Board.
Approval of the NCR Atleos Merger Proposal is a condition to the completion of the Mergers. If the NCR Atleos Merger Proposal is not approved by NCR Atleos stockholders, the Mergers will not occur. For a detailed discussion of the terms and conditions of the Mergers, see the section entitled “The Merger Agreement.”
Vote Required for Approval
Approval of the NCR Atleos Merger Proposal requires the affirmative vote of NCR Atleos stockholders entitled to cast a majority of all the votes entitled to be cast thereon at the NCR Atleos Special Meeting. Shares of NCR Atleos Common Stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the NCR Atleos Merger Proposal.
Recommendation of the NCR Atleos Board
THE NCR ATLEOS BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NCR ATLEOS MERGER PROPOSAL.
NCR Atleos Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, NCR Atleos is seeking a non-binding, advisory stockholder approval of the compensation of NCR Atleos’ named executive officers that is based on or otherwise relates to the Mergers as disclosed in the section entitled “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers.” The NCR Atleos Compensation Proposal gives NCR Atleos stockholders the opportunity to vote, on a non-binding, advisory basis, on the Merger-related compensation that may be paid or become payable to NCR Atleos’ named executive officers.
The NCR Atleos Board encourages you to review carefully the named executive officer Merger-related compensation information disclosed in this joint proxy statement/prospectus, and is asking NCR Atleos stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the NCR Atleos named executive officers, in connection with the Mergers and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section entitled “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to NCR Atleos’ Named Executive Officers in Connection with the Mergers” including the footnotes to the table and related narrative disclosures are hereby APPROVED.”
Vote Required for Approval
The vote on the NCR Atleos Compensation Proposal is a vote separate and apart from the votes on the NCR Atleos Merger Proposal and the NCR Atleos Adjournment Proposal. Accordingly, if you are a holder of NCR Atleos Common Stock, you may vote to approve the NCR Atleos Merger Proposal and/or the NCR Atleos Adjournment Proposal and vote not to approve the NCR Atleos Compensation Proposal, and vice versa. The approval of the NCR Atleos Compensation Proposal by NCR Atleos stockholders is not a condition to the completion of the Mergers. Because the vote on the NCR Atleos Compensation Proposal is advisory only, it will not be binding on NCR Atleos or Brink’s or otherwise affect the obligation of NCR Atleos or Brink’s to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the Mergers are completed, the Merger-related compensation will be paid to NCR Atleos’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if NCR Atleos stockholders fail to approve the advisory vote regarding Merger-related compensation.
Approval of the NCR Atleos Compensation Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Compensation Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Compensation Proposal and it will have no effect on the NCR Atleos Compensation Proposal.
Recommendation of the NCR Atleos Board
THE NCR ATLEOS BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NCR ATLEOS COMPENSATION PROPOSAL.
NCR Atleos Adjournment Proposal
The NCR Atleos Special Meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there is not a quorum or there are not sufficient votes to approve the NCR Atleos Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of NCR Atleos Common Stock.
If, at the NCR Atleos Special Meeting, the number of shares of NCR Atleos Common Stock present or represented and voting in favor of the NCR Atleos Merger Proposal is insufficient to approve the NCR Atleos Merger Proposal, NCR Atleos intends to move to adjourn the NCR Atleos Special Meeting to enable the NCR Atleos Board to solicit additional proxies for approval of the NCR Atleos Merger Proposal. In that event, NCR Atleos will ask NCR Atleos stockholders to vote on the NCR Atleos Adjournment Proposal, but not the NCR Atleos Merger Proposal or the NCR Atleos Compensation Proposal.
In this proposal, NCR Atleos is asking NCR Atleos stockholders to authorize the holder of any proxy solicited by the NCR Atleos Board on a discretionary basis to vote in favor of adjourning the NCR Atleos Special Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from NCR Atleos stockholders who have previously voted. If a quorum is not present at the NCR Atleos Special Meeting, the holders of a majority of the votes entitled to be cast by the NCR Atleos stockholders, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting may adjourn the NCR Atleos Special Meeting until a quorum is present or represented. The approval of the NCR Atleos Adjournment Proposal by NCR Atleos stockholders is not a condition to the completion of the Mergers. In accordance with the NCR Atleos Bylaws, the NCR Atleos Special Meeting may also be adjourned or postponed from time to time by the chair of the NCR Atleos Special Meeting.
Vote Required for Approval
The vote on the NCR Atleos Adjournment Proposal is a vote separate and apart from the votes on the NCR Atleos Merger Proposal and the NCR Atleos Compensation Proposal. Accordingly, if you are a holder of NCR Atleos Common Stock, you may vote to approve the NCR Atleos Merger Proposal and/or the NCR Atleos Compensation Proposal and vote not to approve the NCR Atleos Adjournment Proposal, and vice versa. The approval of the NCR Atleos Adjournment Proposal by NCR Atleos stockholders is not a condition to the completion of the Mergers.
Approval of the NCR Atleos Adjournment Proposal requires the affirmative vote of a majority of all the votes cast by the holders of NCR Atleos Common Stock, present (virtually) or represented by proxy, at the NCR Atleos Special Meeting. For these purposes, a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the NCR Atleos Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the NCR Atleos Adjournment Proposal, you will not be deemed to have cast a vote with respect to the NCR Atleos Adjournment Proposal and it will have no effect on the NCR Atleos Adjournment Proposal.
Recommendation of the NCR Atleos Board
THE NCR ATLEOS BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NCR ATLEOS ADJOURNMENT PROPOSAL.

INFORMATION ABOUT BRINK’S
Brink’s is a leading global provider of cash and valuables management, digital retail solutions and ATM managed services. Its customers include financial institutions, retailers, government agencies, mints, jewelers and other commercial operations around the world, and its global network serves customers in more than 100 countries. Brink’s has controlling ownership interests in companies in 51 countries and agency relationships with companies in additional countries. It employs approximately 65,400 people and its operations include approximately 1,200 facilities and 15,900 vehicles.
Brink’s was founded in 1859 and was first incorporated in 1930 under the laws of the State of Delaware (at that time, Brink’s was named “The Pittston Company”). It succeeded to the business of a Virginia corporation in 1986 and was renamed “The Brink’s Company” in 2003.
Brink’s Common Stock is traded on the NYSE under the symbol “BCO.” Brink’s principal executive offices are located at 1801 Bayberry Court, Richmond, Virginia 23226. Its telephone number is (804) 289-9600 and its website is www.brinks.com. The information on Brink’s website is not part of this joint proxy statement/prospectus, and the reference to Brink’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about Brink’s and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT NCR ATLEOS
NCR Atleos is an industry-leading financial technology company providing self-directed banking solutions to a global customer base including financial institutions, merchants, manufacturers, retailers and consumers. It employs approximately 20,000 people and operates in approximately 140 countries worldwide.
NCR Atleos was formed through a spin-off from NCR Corporation in October 2023. NCR Atleos is incorporated under the laws of the state of Maryland.
NCR Atleos Common Stock is traded on the NYSE under the symbol “NATL.” NCR Atleos’ principal executive offices are located at 864 Spring Street NW, Atlanta, Georgia 30308. Its telephone number is (832) 308-4999 and its website is www.ncratleos.com. The information on NCR Atleos’ website is not part of this joint proxy statement/prospectus, and the reference to NCR Atleos’ website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about NCR Atleos and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

THE MERGERS
This section of the joint proxy statement/prospectus describes material aspects of the Mergers, including the Share Issuance. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the Mergers and the Share Issuance. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Terms of the Mergers
Each of the Brink’s Board and the NCR Atleos Board has approved and adopted the Merger Agreement. The Merger Agreement provides that (i) Merger Sub I will merge with and into NCR Atleos, with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s, and (ii) immediately following the First Merger, NCR Atleos will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s.
In the Mergers, each share of NCR Atleos Common Stock issued and outstanding immediately prior to the First Effective Time (other than certain shares of NCR Atleos Common Stock held by Brink’s, Merger Sub I and Merger Sub II) will be converted automatically into the right to receive the Cash Consideration equal to $30.00, without interest, and the Stock Consideration of 0.1574 shares of Brink’s Common Stock, in each case, for each share of NCR Atleos Common Stock. Brink’s will not issue any fractional shares of Brink’s Common Stock in the Mergers. Holders of NCR Atleos Common Stock who would otherwise be entitled to a fractional share of Brink’s Common Stock in the Mergers will instead receive an amount in cash (rounded down to the nearest cent) equal to the product of (i) such fractional part of a share of Brink’s Common Stock and (ii) the closing price on the NYSE for a share of Brink’s Common Stock on the last trading day immediately preceding the First Effective Time.
Holders of Brink’s Common Stock are being asked to approve the issuance of shares of Brink’s Common Stock pursuant to the Merger Agreement, and holders of NCR Atleos Common Stock are being asked to approve the Transactions contemplated by the Merger Agreement, including the Mergers. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the Merger Agreement, including information about the conditions to the completion of the Mergers and the provisions for terminating or amending the Merger Agreement.
Background of the Mergers
On October 16, 2023, NCR Atleos completed its spin-off from NCR Corporation (now known as NCR Voyix Corporation), effected through a pro rata distribution of all then-outstanding shares of NCR Atleos Common Stock to holders of NCR Voyix Corporation’s common stock, with NCR Atleos retaining the Self-Service Banking, Payments & Network and Telecommunications and Technology businesses of the formerly combined company.
The NCR Atleos Board, together with the NCR Atleos management team, and the Brink’s Board, together with the Brink’s management team, each respectively and separately, regularly reviews and assesses, among other things, developments in their respective industries, future growth prospects, business plans and overall strategic direction of their respective businesses. These reviews have included consideration by each of the NCR Atleos Board and the Brink’s Board, from time to time, of a standalone plan for their respective businesses and a variety of strategic alternatives that may be available to them, including partnerships, investments, acquisitions, business combinations, divestments and other strategic transactions and inorganic growth opportunities, in each case, with the goal of enhancing shareholder value. In furtherance of its reviews, the NCR Atleos Board indicated to the NCR Atleos management team that it supported preliminary engagement by the NCR Atleos management team with third parties, including Brink’s, to discuss potential strategic transactions and other growth opportunities.
From October 1, 2023 until March 20, 2025, there were no contacts or discussions with respect to a potential strategic transaction between or among, on the one hand, the management team of Brink’s, the members of the Brink’s Board and Brink’s third party advisors acting at Brink’s direction or on Brink’s behalf, and, on the other hand, the management team of NCR Atleos (and, prior to October 16, 2023, the management team of the NCR Atleos’ former parent, NCR Corporation), the members of the NCR Atleos Board and NCR Atleos’ third party advisors acting at NCR Atleos’ direction or on NCR Atleos’ behalf.
In late 2024, as part of its regular review and assessment of strategic alternatives, the Brink’s Board determined it was appropriate to evaluate potential strategic transactions with NCR Atleos or a third party referred to as “Party A”. As part of this process, representatives of Morgan Stanley, financial advisor to Brink’s in connection with a potential strategic transaction, and members of the Brink’s management team met with the Brink’s Board from time to time to discuss the merits of a variety of strategic alternatives including potential transactions with NCR Atleos or Party A. As part of these discussions, the Brink’s Board indicated to the Brink’s management team that it supported engagement with NCR Atleos and Party A with respect to a potential strategic transaction. However, the Brink’s Board did not authorize, and Brink’s did not make, any proposal with respect to a potential strategic transaction with NCR Atleos or Party A prior to January 15, 2026.
On March 20, 2025, Stuart Mackinnon, Executive Vice President and Chief Operating Officer of NCR Atleos, contacted a former member of the Brink’s management team through email, requesting a dinner meeting between members of management of NCR Atleos and Brink’s.
On May 13, 2025, Timothy C. Oliver, President and Chief Executive Officer of NCR Atleos, and Mr. Mackinnon met over dinner with Mark Eubanks, President and Chief Executive Officer of Brink’s, Kurt McMaken, Executive Vice President and Chief Financial Officer of Brink’s, and a former member of the Brink’s management team to discuss the possibility of a strategic transaction. At the meeting, the parties determined to exchange limited diligence information to facilitate informed discussions of such a transaction. Each of Messrs. Oliver and Eubanks informed the NCR Atleos Board and the Brink’s Board, respectively, of this meeting.
From May 13, 2025 through May 29, 2025, members of the NCR Atleos management team and the Brink’s management team negotiated a mutual confidentiality agreement and discussed the process for sharing such information.
On May 29, 2025, NCR Atleos and Brink’s entered into a mutual confidentiality agreement (the “Confidentiality Agreement”). Among other things, the Confidentiality Agreement contained a mutual nine-month standstill provision that expired by its terms on February 28, 2026, nine months after the date of the Confidentiality Agreement, and that in any event fell away upon the parties’ entry into the Merger Agreement. In addition, on June 19, 2025, NCR Atleos and Brink’s entered into a customary clean team agreement to facilitate the exchange of commercially sensitive information in furtherance of discussing, among other things, a potential strategic transaction between the parties.
During the period from execution of the Confidentiality Agreement through August 2025, Brink’s and NCR Atleos exchanged information via a virtual data room and engaged in preliminary discussions regarding a potential strategic transaction.
On June 23, 2025, Ricardo Nuñez, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer of NCR Atleos, Mr. Mackinnon and other members of the NCR Atleos management team, Mr. McMaken, and other members of the Brink’s management team, representatives of McKinsey & Company, independent consultant to Brink’s (“McKinsey”), and representatives of Morgan Stanley held an in-person cost synergy workshop to discuss cost synergies that could result from a potential strategic transaction.
On July 9, 2025 and July 10, 2025, the Brink’s Board held a regularly scheduled meeting via videoconference and in-person, which was attended by certain members of the Brink’s management team. At the meeting, members of the Brink’s management team updated the Brink’s Board with respect to discussions with NCR Atleos and, in connection with Brink’s ordinary course annual strategic planning process, reviewed with the Brink’s Board a financial forecast for Brink’s. The Brink’s Board also reviewed Morgan Stanley’s preliminary financial analyses of a potential strategic transaction with NCR Atleos and a potential strategic transaction with Party A. The Brink’s Board and members of the Brink’s management team discussed, among other things, the expected value creation opportunities and cost synergies that could result from each potential transaction, the complementary nature of the respective businesses, and the impact that various transaction structures could have on the pro forma financial and leverage profiles of the combined company in each transaction. Following discussion, the Brink’s Board directed Brink’s management, with the assistance of Morgan Stanley, to continue to explore and focus on a potential strategic transaction with NCR Atleos.
On July 17, 2025, Andy Wamser, Executive Vice President and Chief Financial Officer of NCR Atleos, Mr. Nuñez, and other members of the NCR Atleos management team, Mr. McMaken and other members of the Brink’s management team met via videoconference. The parties discussed updates regarding their respective businesses since the June 23, 2025 in-person cost synergy workshop and agreed to speak again and share additional information after NCR Atleos’ announced earnings for the second quarter of 2025 in August.
On July 18, 2025, following discussions with the Chair of the NCR Atleos Board and members of the NCR Atleos management team, NCR Atleos engaged J.P. Morgan to serve as lead financial advisor to NCR Atleos in connection with a potential transaction between NCR Atleos and any third party. NCR Atleos selected J.P. Morgan to advise in connection with a potential strategic transaction based on, among other things, its qualifications, experience, expertise in the industries in which NCR Atleos and Brink’s operate and familiarity with NCR Atleos, Brink’s, and the landscape of other potential strategic counterparties for NCR Atleos.
On July 24, 2025 through July 25, 2025, the NCR Atleos Board held a regularly scheduled meeting, which was attended by members of the NCR Atleos management team. At the meeting, members of the NCR Atleos management team described to the

NCR Atleos Board the prior meetings between members of the NCR Atleos management team and members of the Brink’s management team, as well as an overview of the June 23, 2025 in-person cost synergy workshop. Following discussion, the NCR Atleos Board authorized the NCR Atleos management team, with the assistance of J.P. Morgan, to continue discussions with Brink’s regarding a potential strategic transaction.
Shares of NCR Atleos Common Stock closed trading on July 30, 2025 at a price of $26.98 per share. On July 31, 2025, an investor in NCR Atleos publicly released a research presentation (the “Investor Presentation”) in which the investor suggested, among other things, that NCR Atleos Common Stock was trading below its intrinsic value and that NCR Atleos represented an attractive acquisition target. On July 31, 2025, the date of the report, shares of NCR Atleos Common Stock closed trading at a price of $30.60 per share, an approximate 13.4% increase as compared to the prior day.
On August 1, 2025, Mr. Nuñez and Mr. McMaken spoke via telephone to discuss the Investor Presentation and its impact on the trading price of NCR Atleos Common Stock.
On August 14, 2025, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team. At the meeting, members of the NCR Atleos management team described the status of the discussions with Brink’s regarding a potential strategic transaction, including the impact of the Investor Presentation. Following discussion, the NCR Atleos Board authorized the NCR Atleos management team, with the assistance of J.P. Morgan, to continue discussions with Brink’s regarding a potential strategic transaction.
On August 22, 2025, in advance of an upcoming in-person management meeting between the parties, NCR Atleos and Brink’s exchanged unaudited prospective financial information as further discussed under the heading entitled “—Certain Unaudited Prospective Financial Information” (such unaudited financial information with respect to NCR Atleos, the “NCR Atleos August 2025 Standalone Projections”).
On August 25, 2025, Mr. Oliver, Mr. Wamser, Mr. Nuñez and other members of the NCR Atleos management team, and Mr. Eubanks, Mr. McMaken, and other members of the Brink’s management team held an in-person management meeting to discuss a potential strategic transaction and certain related matters, including the NCR Atleos August 2025 Standalone Projections.
On August 28, 2025, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team. At the meeting, members of the NCR Atleos management team described to the NCR Atleos Board the August 25, 2025 management meeting. Members of the NCR Atleos management team also presented to the NCR Atleos Board the NCR Atleos August 2025 Standalone Projections. Following discussion, the NCR Atleos Board authorized the NCR Atleos management team, with the assistance of J.P. Morgan, to continue discussions with Brink’s regarding a potential strategic transaction.
Also on August 28, 2025, representatives of J.P. Morgan and representatives of Morgan Stanley met via videoconference to discuss updates from the August 25, 2025 management meeting and the status of Brink’s and NCR Atleos’ evaluation of a potential strategic transaction. At the direction of NCR Atleos management, representatives of J.P. Morgan informed representatives of Morgan Stanley that members of NCR Atleos management did not expect to provide additional information or schedule additional meetings until Brink’s submitted a proposal for a transaction to NCR Atleos.
On September 5, 2025, Mr. Eubanks spoke via telephone with a member of the Party A management team to plan for a meeting between members of the Brink’s management team and members of the Party A management team. In the following days, members of the Brink’s management team and members of the Party A management team exchanged emails to set up a meeting on October 9, 2025.
From September 16, 2025 through September 18, 2025, the Brink’s Board held a regularly scheduled in-person meeting of the Brink’s Board, which was attended by certain members of the Brink’s management team. At the meeting, members of the Brink’s management team updated the Brink’s Board with respect to discussions with NCR Atleos and Party A. The Brink’s Board reviewed and discussed Morgan Stanley’s preliminary financial analyses and the implications of the Investor Presentation on the trading price of NCR Atleos Common Stock (which closed trading at a price of $39.65 per share on September 16, 2025, an approximate 47% increase as compared to the day before the release of the Investor Presentation), the likelihood that such trading price would remain elevated, and the attractiveness of a potential strategic transaction with NCR Atleos as compared with a potential strategic transaction with Party A. At the meeting, the Brink’s Board determined that a potential strategic transaction with Party A may be more favorable to Brink’s and its shareholders in light of, among other things, the elevated trading price of NCR Atleos Common Stock, the potential structure of a transaction with Party A as compared to a transaction with NCR Atleos, and the pro forma financial profile of the combined company resulting from a transaction with Party A, and directed Brink’s management to (a) inform NCR Atleos that, in light of the discussions to date and the increase in the trading price of NCR Atleos Common Stock, Brink’s would cease discussions of a potential strategic transaction with NCR Atleos, though it may be open to considering such a transaction at a later time and (b) contact Party A to gauge its interest in evaluating a potential strategic transaction.
On September 25, 2025, Mr. Eubanks contacted Mr. Oliver via telephone and informed Mr. Oliver that the Brink’s Board had determined that, in light of the discussions to date and the increase in the trading price of NCR Atleos Common Stock, it would cease discussions with NCR Atleos regarding a potential strategic transaction as of that time, though it may be open to considering such a transaction at a later time.
From September 25, 2025 until January 16, 2026, there were no contacts or discussions with respect to a potential strategic transaction between or among, on the one hand, the management team of Brink’s, the members of the Brink’s Board, or Brink’s third party advisors acting at Brink’s direction or on Brink’s behalf, and, on the other hand, the management team of NCR Atleos, the members of the NCR Atleos Board, or NCR Atleos’ third party advisors acting at NCR Atleos’ direction or on NCR Atleos’ behalf, except for a phone call on each of October 10, 2025 and October 20, 2025, between a member of the corporate development team of each of Brink’s and NCR Atleos, during which the closing of the virtual data room was discussed. The virtual data room was closed on October 20, 2025.
Also on September 25, 2025, Brink’s entered into a mutual confidentiality agreement with Party A, which was amended and restated by Brink’s and Party A on October 28, 2025 (the “Party A Confidentiality Agreement”). The Party A Confidentiality Agreement contained a mutual one-year standstill provision that permitted the parties to make confidential, non-public proposals directly to the board of directors of the other party and did not include a provision prohibiting either party from requesting an amendment or waiver of the standstill.
From September 25, 2025 through December 1, 2025, Brink’s and Party A exchanged information via a virtual data room and engaged in preliminary discussions regarding a potential strategic transaction.
On October 9, 2025, Mr. Eubanks and Mr. McMaken met with certain members of the Party A management team and discussed the potential future exchange of information in furtherance of a potential strategic transaction between Brink’s and Party A, as well as cost synergy analysis with respect to such a potential strategic transaction.
On November 5, 2025, NCR Atleos announced third quarter earnings for fiscal year 2025 following the close of trading on NYSE.
On November 6, 2025, NCR Atleos Common Stock closed trading at a price of $34.99 per share, an approximate 7.5% decrease from the prior day’s closing price but still well in excess of the trading price of NCR Atleos Common Stock prior to the release of the Investor Presentation.
On December 1, 2025, Mr. Eubanks spoke via telephone with a member of the management team of Party A, who informed Mr. Eubanks that, at the direction of Party A’s board of directors, Party A would not share additional information with Brink’s until Party A received a proposal for a transaction from Brink’s.
From December 9, 2025 through December 11, 2025, the Brink’s Board held a regularly scheduled meeting via videoconference and in-person, which was attended by certain members of the Brink’s management team. At the meeting, members of the Brink’s management team updated the Brink’s Board with respect to NCR Atleos’ performance since discussions with NCR Atleos of a potential strategic transaction were halted on September 25, 2025, and discussions with and information received from Party A since the September 16-18, 2025 Brink’s Board meeting. The Brink’s Board reviewed and discussed Morgan Stanley’s preliminary financial analyses, and also discussed, among other things, the then current trading price of Party A’s common stock, the fact that Party A was unwilling to provide further information to Brink’s, and the fact that the information provided by Party A as of that time was insufficient to conduct a detailed analysis. The Brink’s Board also reviewed and discussed the performance of NCR Atleos since cessation of discussions with NCR Atleos with respect to a potential strategic transaction on September 25, 2025, the trading price of NCR Atleos Common Stock since the release of the Investor Presentation, and in light of NCR Atleos’ earnings announcement on November 5, 2025, the expected value creation opportunities and cost synergies that could result from each potential transaction, the complementary nature of the Brink’s business with each of the potential strategic business partners, and the impact that various transaction structures could have on the pro forma financial and leverage profiles of a combined company. Following discussion regarding the relative merits of potential transactions with NCR Atleos or Party A and the trading price of NCR Atleos Common Stock, the Brink’s Board determined that engagement with and information provided by Party A did not warrant further engagement or analysis at that time and that the preliminary financial analyses of a potential strategic transaction with NCR Atleos justified revisiting a potential strategic transaction with NCR Atleos. The Brink’s Board then instructed members of Brink’s management to prepare, together with Morgan Stanley, an analysis of a potential strategic transaction with NCR Atleos for consideration by the Brink’s Board in early 2026.

On January 14, 2026, Morgan Stanley delivered to the Brink’s Board a customary relationship disclosure letter setting forth certain relationships between Morgan Stanley and each of Brink’s, NCR Atleos, and Party A.
On January 15, 2026, the Brink’s Board held a special meeting of the Brink’s Board via videoconference, which was attended by representatives of Sidley Austin LLP, outside legal counsel to Brink’s (“Sidley”), representatives of Morgan Stanley, and certain members of the Brink’s management team. At the meeting, representatives of Morgan Stanley and members of the Brink’s management team reviewed with the Brink’s Board Morgan Stanley’s preliminary financial analysis of a potential strategic transaction between NCR Atleos and Brink’s, based on the NCR Atleos August 2025 Standalone Projections and extrapolations thereof. The Brink’s Board further reviewed and discussed with Brink’s management the strategic rationale for a potential strategic transaction with NCR Atleos, the trading price of NCR Atleos Common Stock since discussions of a potential strategic transaction were halted in September 2025, the cost synergies that could result from such a transaction, the expected value creation opportunities that could result from such a transaction, the complementary nature of the parties’ businesses and cultures, the pro forma financial profile and leverage profile of the combined company, certain regulatory considerations and potential approaches thereto in connection with a potential strategic transaction, and certain terms and conditions of such a transaction. Following discussion, the Brink’s Board authorized Brink’s management to present to NCR Atleos a preliminary, non-binding proposal to acquire all of the outstanding shares of NCR Atleos Common Stock on terms consistent with those discussed at the meeting. Prior to the January 15, 2026 meeting, the Brink’s Board did not authorize, and Brink’s did not make, any proposal with respect to a potential strategic transaction between Brink’s and NCR Atleos. In addition, the Brink’s Board reviewed and discussed the relationship disclosure letter delivered to the Brink’s Board by Morgan Stanley on January 14, 2026, and the Brink’s Board confirmed that it was comfortable with Brink’s engagement of Morgan Stanley in light of such relationships, after which the Brink’s Board authorized Brink’s management to, in advance of a formal engagement, given the early-stage status of the process, enter into a customary indemnity letter with respect to the engagement of Morgan Stanley by Brink’s and, if warranted, later negotiate and enter into a formal engagement letter with Morgan Stanley. The Brink’s Board selected Morgan Stanley to advise Brink’s in connection with the potential strategic transaction based on, among other things, its qualifications, experience and expertise.
Also on January 15, 2026, in advance of formal engagement, Brink’s and Morgan Stanley entered into a customary indemnity letter with respect to Morgan Stanley’s work for Brink’s.
On January 16, 2026, Mr. Eubanks contacted Mr. Oliver via telephone. Mr. Eubanks proposed that he and Mr. Oliver have dinner together on the evening of January 21, 2026. Mr. Eubanks and Mr. Oliver did not discuss a potential strategic transaction between Brink’s and NCR Atleos during the phone call.
On January 21, 2026, Messrs. Oliver and Eubanks met over dinner, during which Mr. Eubanks raised the possibility of a strategic transaction between NCR Atleos and Brink’s, informing Mr. Oliver that Brink’s intended to submit a written preliminary, non-binding proposal to the NCR Atleos Board in the coming days. Messrs. Oliver and Eubanks did not discuss price or agree upon any terms for the possible transaction. Mr. Oliver indicated that he would review the written proposal with the NCR Atleos Board upon receipt from Mr. Eubanks.
On January 22, 2026, Mr. Eubanks sent to Mr. Oliver, via email, a letter containing a preliminary, non-binding proposal to acquire all of the outstanding shares of NCR Atleos Common Stock for consideration valued in the aggregate at $48.00 per share of NCR Atleos Common Stock (based on Brink’s January 21, 2026 closing share price of $125.69), consisting of $35.25 in cash and 0.1014 newly issued shares of Brink’s Common Stock (the “January 22 Proposal”), which represented a 27% premium to the NCR Atleos closing share price of $37.82 on January 21, 2026, the last trading day prior to the January 22 Proposal. Mr. Oliver informed Mr. Eubanks that he would share the January 22 Proposal with the NCR Atleos Board, certain members of the NCR Atleos management team, and representatives of J.P. Morgan, which Mr. Oliver did promptly thereafter.
Also on January 22, 2026, a member of the management team of Party A contacted Mr. Eubanks via telephone, during which discussion such member of the Party A management team inquired with Mr. Eubanks about the lack of activity in the virtual data room or further discussions regarding a potential strategic transaction between Brink’s and Party A. The member of the management team of Party A requested confirmation that Brink’s was no longer pursuing a strategic transaction due to Party A’s unwillingness to share any additional information until it had received a proposal for a transaction from Brink’s, and that Party A could close the virtual data room. Mr. Eubanks confirmed that the virtual data room could be closed. At the end of the discussion, such member of the Party A management team raised the possibility of a future strategic commercial relationship between Party A and Brink’s.
On January 23, 2026, a representative of Party A provided written notice to Brink’s management of closure of the virtual data room.

On January 26, 2026, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding LLP, outside legal counsel to NCR Atleos (“King & Spalding”), and discussed the January 22 Proposal submitted to NCR Atleos by Brink’s. At the meeting, Mr. Oliver described to the NCR Atleos Board his recent discussions with Mr. Eubanks and the dinner at which Mr. Eubanks previewed the January 22 Proposal. Representatives of J.P. Morgan reviewed with the NCR Atleos Board the terms of the January 22 Proposal, and then discussed with the NCR Atleos Board J.P. Morgan’s preliminary financial analysis of the January 22 Proposal. Also at the meeting, representatives of King & Spalding discussed with the members of the NCR Atleos Board the fiduciary duties applicable to directors of Maryland corporations, both generally and in the context of a potential transaction. The NCR Atleos Board determined that the January 22 Proposal was insufficient from a financial point of view, and the NCR Atleos Board authorized NCR Atleos management, with the assistance of J.P. Morgan, to inform Brink’s that its offer was insufficient from a financial point of view and to engage in discussions with Brink’s to determine whether the January 22 Proposal could be improved.
Also at the meeting of the NCR Atleos Board, in order to facilitate the NCR Atleos Board providing guidance to NCR Atleos management during the negotiations of the potential transaction, the NCR Atleos Board formed an ad-hoc transaction committee (the “NCR Atleos Transaction Committee”), consisting of Joseph E. Reece, Frank Natoli, and Duncan L. Niederauer, with Mr. Reece to serve as chair. The NCR Atleos Board appointed these directors to the NCR Atleos Transaction Committee based on their experience with respect to strategic transactions and their availability, the NCR Atleos Board did not delegate any decision-making authority to the NCR Atleos Transaction Committee, and the NCR Atleos Transaction Committee was not formed due to any existing conflicts of interest. For their service on the NCR Atleos Transaction Committee, each member of the NCR Atleos Transaction Committee (other than the chair) received a one-time fee of $50,000, and the chair received a one-time fee of $75,000, which fees were payable upon the formation of the NCR Atleos Transaction Committee. The NCR Atleos Transaction Committee scheduled a meeting for later the same day and invited J.P. Morgan and King & Spalding to such meeting.
Following the NCR Atleos Board meeting on January 26, 2026, the NCR Atleos Transaction Committee held a meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. After discussion amongst the NCR Atleos Transaction Committee, the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding regarding potential responses by NCR Atleos to the January 22 Proposal, the NCR Atleos Transaction Committee authorized NCR Atleos management, with the assistance of J.P. Morgan, to inform Brink’s that its price was insufficient from a financial point of view and to also reference the valuation perspectives of the NCR Atleos Board in such communication.
On January 27, 2026, Mr. Oliver contacted Mr. Eubanks via telephone and informed Mr. Eubanks that the NCR Atleos Board had determined that the January 22 Proposal was insufficient from a financial point of view, but that the NCR Atleos Board would be willing to consider an updated proposal from Brink’s. Mr. Eubanks informed Mr. Oliver that Brink’s would not provide an increased price without first receiving a counterproposal to the January 22 Proposal from NCR Atleos.
On January 29, 2026, Mr. Eubanks contacted Mr. Oliver via telephone, and Mr. Eubanks requested certain limited additional financial information regarding NCR Atleos, to allow Brink’s and its advisors to refine their estimate of cost synergies and improve Brink’s proposal. After speaking, Mr. Eubanks sent to Mr. Oliver, via email, a written list of requests for such financial information.
On January 30, 2026, Mr. Oliver sent to Mr. Eubanks, via email, the requested additional financial information, which financial information included fiscal year 2026 of the NCR Atleos January 2026 Standalone Projections (as further discussed under “—Certain Unaudited Prospective Financial Information—NCR Atleos Standalone Projections—NCR Atleos January 2026 Standalone Projections”, the NCR Atleos August 2025 Standalone Projections, as updated by such additional information, are referred to as the “NCR Atleos January 2026 Standalone Projections”). Later that day, Messrs. Oliver and Eubanks discussed NCR Atleos’ responses to Brink’s financial diligence requests via telephone.
Also on January 30, 2026, the NCR Atleos Transaction Committee held a meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. Mr. Oliver discussed with the NCR Atleos Transaction Committee his prior discussions with Mr. Eubanks, including that Mr. Eubanks had informed him that Brink’s would not provide an increased price without first receiving a counterproposal to the January 22 Proposal from NCR Atleos. Following discussion amongst the attendees at such meeting, the NCR Atleos Transaction Committee authorized NCR Atleos management to present a counterproposal to Brink’s with a total value equivalent to $54.95 per share of NCR Atleos Common Stock (the “January 30 Counterproposal”), which represented a 48% premium to the NCR Atleos closing share price of $37.23 on January 29, 2026, the last trading day prior to the January 30 Counterproposal, with the increase over the January 22 Proposal to be composed of additional shares of Brink’s stock and such counterproposal ultimately being subject to approval of the NCR Atleos Board.

On January 31, 2026, the Brink’s Board held a special meeting via videoconference, which was attended by representatives of Sidley, representatives of Morgan Stanley, and certain members of the Brink’s management team. At the meeting, representatives of Morgan Stanley and members of the Brink’s management team reviewed with the Brink’s Board Morgan Stanley’s updated preliminary financial analysis of a potential strategic transaction between NCR Atleos and Brink’s, based on the NCR Atleos August 2025 Standalone Projections and extrapolations thereof and the additional financial information provided by Mr. Oliver to Mr. Eubanks the previous day. The Brink’s Board further reviewed and discussed potential responses to NCR Atleos’ rejection of the January 22 Proposal, including different ratios of cash/stock consideration mix, preliminary leverage implications, and potential exchange-ratio approaches, and determined that the potential value creation opportunities that could result from such a transaction justified making an enhanced proposal. Following discussion, the Brink’s Board authorized Brink’s management to present to NCR Atleos an updated preliminary, non-binding proposal to acquire all of the outstanding shares of NCR Atleos Common Stock on terms consistent with those discussed at the meeting.
Later that day, Mr. Eubanks and Mr. Oliver spoke via telephone. Mr. Oliver presented the January 30 Counterproposal to Mr. Eubanks. Mr. Eubanks informed Mr. Oliver that Brink’s was unwilling to increase its offer to the level of the January 30 Counterproposal, and then verbally delivered an updated preliminary, non-binding proposal to acquire all of the outstanding shares of NCR Atleos Common Stock for consideration valued in the aggregate at $50.00 per share of NCR Atleos Common Stock (based on Brink’s January 30, 2026 closing share price of $127.04), consisting of $30.00 in cash and 0.1574 newly issued shares of Brink’s Common Stock (the “January 31 Proposal”), which represented a 34% premium to the NCR Atleos closing share price of $37.30 on January 30, 2026, the last trading day prior to the January 31 Proposal. Mr. Oliver inquired as to whether Brink’s had additional flexibility on the aggregate consideration in the January 31 Proposal, to which Mr. Eubanks responded that Brink’s did not.
Following receipt of the January 31 Proposal, on January 31, 2026, the NCR Atleos Transaction Committee held a meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of J.P. Morgan. The NCR Atleos Transaction Committee and the other attendees at the meeting discussed the January 31 Proposal. The NCR Atleos Transaction Committee determined that the January 31 Proposal potentially was favorable to NCR Atleos Stockholders from a financial point of view, subject to further review by the NCR Atleos Board and discussions with the NCR Atleos management team and NCR Atleos’ outside advisors, but that NCR Atleos should provide a counterproposal to the January 31 Proposal. Following discussion, the NCR Atleos Transaction Committee authorized NCR Atleos management to present a counterproposal to Brink’s of $51.00 per share, payable in cash (the “January 31 Counterproposal”), which represented a 37% premium to the NCR Atleos closing share price of $37.30 on January 30, 2026, the last trading day prior to the January 31 Counterproposal, with such counterproposal ultimately being subject to approval of the NCR Atleos Board.
Following Mr. Oliver’s meeting with the NCR Atleos Transaction Committee, Messrs. Oliver and Eubanks spoke again via telephone on January 31, 2026, and Mr. Oliver communicated to Mr. Eubanks the January 31 Counterproposal, which Mr. Oliver indicated was subject to further review by the NCR Atleos Board. Mr. Eubanks informed Mr. Oliver that the January 31 Proposal represented Brink’s best and final offer. Mr. Oliver then informed Mr. Eubanks that the NCR Atleos Transaction Committee had approved the January 31 Proposal, subject to the NCR Atleos Board’s approval and further discussions with NCR Atleos’ outside advisors.
On February 1, 2026, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of King & Spalding. At the meeting, the NCR Atleos Board discussed the January 31 Proposal, including that Brink’s had indicated that its January 31 Proposal was its best and final offer. The NCR Atleos Board then discussed the proposed per share merger consideration of $50.00 per share of NCR Atleos Common Stock (based on Brink’s January 30, 2026 closing share price of $127.04), comprised of $30.00 in cash and 0.1574 shares of Brink’s Common Stock. Following discussion, the NCR Atleos Board determined to continue negotiations with Brink’s, and authorized NCR Atleos management, with the assistance of J.P. Morgan and King & Spalding, to proceed with negotiating a potential strategic transaction at the price and on the terms outlined in the January 31 Proposal, including permitting Brink’s to continue to conduct due diligence of NCR Atleos.
Later on February 1, 2026, following the meeting of the NCR Atleos Board and at the direction of the NCR Atleos Board, representatives of J.P. Morgan spoke via telephone with representatives of Morgan Stanley to confirm Brink’s and NCR Atleos’ mutual understanding of the principal terms and conditions of the potential strategic transaction and to discuss the overall process with respect to finalizing the terms for the potential strategic transaction.
Also on February 1, 2026, Mr. Nuñez spoke via telephone with Mr. McMaken to discuss overall process with respect to the potential strategic transaction.

On February 2, 2026, Mr. Nuñez spoke with Mr. McMaken and Kristen Cook, Executive Vice President and Chief Legal Officer of Brink’s, regarding overall process with respect to the potential strategic transaction and due diligence.
On February 3, 2026, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. Representatives of J.P. Morgan reviewed with the NCR Atleos Board the terms of the January 31 Proposal and shared J.P. Morgan’s preliminary financial analysis of the January 31 Proposal. Representatives of J.P. Morgan discussed with the NCR Atleos Board and members of NCR Atleos’ senior management other potential acquirors of NCR Atleos and the likelihood that such potential acquirors might match or exceed the value of the January 31 Proposal, with representatives of J.P. Morgan and members of NCR Atleos’ senior management expressing their belief that it was unlikely that any other potential acquiror would be able to match or exceed the value of the January 31 Proposal at such time. Following discussion, and taking into consideration, among other things, (a) the belief of NCR Atleos management and J.P. Morgan that no other potential strategic or financial acquirors were likely to match or exceed the value of the January 31 Proposal at such time, (b) the fact that soliciting offers from other potential acquirors could delay the transaction process with Brink’s and the risk to the potential transaction with Brink’s that could result from such delay, (c) the risk of potential leaks of the proposed transaction with Brink’s that would result from soliciting offers from other potential acquirors, (d) the NCR Atleos Board’s discussions with King & Spalding of its fiduciary duties under Maryland law, and (e) the expectation that any merger agreement entered into with Brink’s would contain customary provisions (i) permitting NCR Atleos, in response to certain unsolicited acquisition proposals, to, under certain circumstances, furnish information or enter into discussions with third parties in connection with a competing proposal and (ii) allowing the NCR Atleos Board to change its recommendation to NCR Atleos stockholders, and potentially terminate the merger agreement, prior to obtaining stockholder approval of the proposed transactions in specified circumstances upon payment of a termination fee, the NCR Atleos Board determined not to solicit offers from other potential acquirors at that time. Representatives of J.P. Morgan and members of NCR Atleos management then reviewed with the NCR Atleos Board certain financial projections of NCR Atleos that had been prepared by NCR Atleos management (such projections, the “NCR Atleos February 2026 Standalone Projections”) and the NCR Atleos Synergy Projections (for more information, see “—Certain Unaudited Prospective Financial Information”). The NCR Atleos February 2026 Standalone Projections were prepared in connection with the transaction by the NCR Atleos management team to account for developments in NCR Atleos’ business and industry and the passage of time since the preparation of the NCR Atleos August 2025 Standalone Projections, and certain external risks that could adversely impact the business and operations of NCR Atleos, including, among other things, the NCR Atleos management team’s belief that changes in the timing of the hardware replenishment cycle of NCR Atleos’ customers could temporarily decrease demand in the near term for certain hardware products of NCR Atleos and continued and increasing competition in NCR Atleos’ services business and the growth of competitors in this business could reduce the market share of NCR Atleos’ services. Following discussion, the NCR Atleos Board authorized NCR Atleos management, with the assistance of J.P. Morgan and King & Spalding, to continue negotiating a potential strategic transaction with Brink’s at the price and on the terms outlined in the January 31 Proposal, including permitting Brink’s to continue to conduct due diligence of NCR Atleos.
Also on February 3, 2026, at the direction of the Brink’s management team, representatives of Morgan Stanley sent representatives of J.P. Morgan an initial due diligence request list with respect to NCR Atleos. Over the course of the next few weeks, Brink’s and its representatives conducted due diligence on NCR Atleos, including by way of diligence calls and in-person and virtual documentary review.
Also on February 3, 2026, representatives of King & Spalding and representatives of Sidley met via videoconference to discuss certain regulatory considerations and potential approaches thereto in connection with a potential strategic transaction. From this date through the execution of the Merger Agreement, representatives of King & Spalding and Sidley met telephonically and via videoconference, from time to time, to discuss and analyze certain regulatory matters related to a potential strategic transaction.
On February 5, 2026, at the direction of the NCR Atleos management team, representatives of J.P. Morgan provided Brink’s and its representatives with access to NCR Atleos’ virtual data room containing due diligence materials. From time to time, representatives of NCR Atleos uploaded additional documents to NCR Atleos’ virtual data room and representatives of Brink’s reviewed these documents in the course of their due diligence.
Also on February 5, 2026, at the direction of the NCR Atleos management team, representatives of J.P. Morgan sent representatives of Morgan Stanley an initial due diligence request list with respect to Brink’s. Over the course of the subsequent weeks, NCR Atleos and its representatives conducted due diligence on Brink’s, including by way of diligence calls and documentary review.

On February 6, 2026, at the direction of the Brink’s management team, representatives of Morgan Stanley provided NCR Atleos and its representatives with access to Brink’s virtual data room. From time to time, representatives of Brink’s uploaded additional documents to Brink’s virtual data room and representatives of NCR Atleos reviewed these documents in the course of their due diligence.
On February 8, 2026, King & Spalding and Sidley entered into a customary common interest agreement, on behalf of NCR Atleos and Brink’s, respectively, in connection with certain regulatory matters related to a potential strategic transaction.
Also on February 8, 2026, representatives of Sidley sent an initial draft of a proposed merger agreement to representatives of King & Spalding.
From February 8, 2026 through the execution of the Merger Agreement, representatives of NCR Atleos, representatives of King & Spalding, representatives of J.P. Morgan, representatives of Brink’s, representatives of Sidley and representatives of Morgan Stanley met, from time to time, to discuss and negotiate the merger agreement and other transaction materials, including discussions between Mr. Oliver and Mr. Eubanks about, among other things, regulatory and governance provisions. Key terms of the merger agreement negotiated by the parties included, without limitation: (a) the nature and scope of the parties’ obligations to secure necessary regulatory approvals for the transaction; (b) the circumstances under which the NCR Atleos Board would be required to recommend the Mergers to its stockholders or under which the Brink’s Board would be required to recommend the Share Issuance to its shareholders, if any; (c) the circumstances under which the NCR Atleos Board or the Brink’s Board could evaluate and accept a superior proposal; (d) the circumstances under which each party could terminate the merger agreement; (e) the circumstances under which such a termination would require a party to pay a termination fee and the amount of such fee, if any; (f) the conditions to each party’s obligations to consummate the Mergers; (g) NCR Atleos’ right to designate directors to the Brink’s Board effective after closing; (h) the nature and scope of the interim operating covenants applicable to NCR Atleos or Brink’s during the period prior to the closing of the Mergers; and (i) each of NCR Atleos’ and Brink’s respective representations, warranties, and covenants contained in the merger agreement.
On February 10, 2026, the NCR Atleos Transaction Committee held a meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of King & Spalding. The NCR Atleos Transaction Committee and representatives of King & Spalding discussed the draft merger agreement, including, among other things, the parties’ obligations to secure necessary regulatory approvals for the transaction; the termination fee payable by NCR Atleos if the merger agreement is terminated under certain circumstances; and the restrictions applicable to NCR Atleos in soliciting, and potentially responding to, alternative transaction proposals and the circumstances under which the NCR Atleos Board could evaluate and accept a superior proposal. Following discussion, the NCR Atleos Transaction Committee authorized NCR Atleos management, with the assistance of King & Spalding, to provide a revised draft of the merger agreement to representatives of Sidley consistent with the terms discussed at the meeting.
On February 11, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss certain transaction process matters and key open issues in the merger agreement, including, among other things, with respect to restrictions on Brink’s solicitation or acceptance of a “superior proposal,” its obligations to secure required regulatory approvals, its obligation to recommend the Share Issuance to Brink’s shareholders, its obligation to pay a termination fee in certain circumstances, and NCR Atleos’ right to designate directors to the Brink’s Board effective after closing.
Also on February 11, 2026, members of the NCR Atleos management team, representatives of King & Spalding, members of the Brink’s management team, and representatives of Sidley met via videoconference to discuss certain regulatory matters with respect to the potential strategic transaction.
Also on February 11, 2026, members of the NCR Atleos management team uploaded to the virtual data room the full NCR Atleos January 2026 Standalone Projections, which included the fiscal year 2026 projections that Mr. Oliver had provided to Mr. Eubanks on January 30, 2026.
On February 13, 2026, Mr. Eubanks contacted Mr. Oliver via telephone, during which conversation Messrs. Eubanks and Oliver discussed certain investor relations matters, NCR Atleos’ requested right to designate directors to the Brink’s Board effective after the closing, and certain other employment and employee benefits matters.
On February 14, 2026, members of the Brink’s management team uploaded to the virtual data room certain forecasted financial information for fiscal years 2026 through 2028, as further discussed under the heading entitled “—Certain Unaudited Prospective Financial Information—Brink’s Standalone Projections” (such forecasted financial information, the “Brink’s Standalone Projections”).

On February 16, 2026, the NCR Atleos Transaction Committee held a meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. The NCR Atleos Transaction Committee and representatives of King & Spalding discussed the draft merger agreement, including, among other things, the parties’ obligations to secure necessary regulatory approvals for the transaction; the termination fees payable by NCR Atleos and Brink’s if the merger agreement is terminated under certain circumstances; the restrictions applicable to Brink’s in soliciting, and potentially responding to, alternative transaction proposals and the circumstances under which the Brink’s Board could evaluate and accept a superior proposal; and the ability of NCR Atleos to designate directors to the Brink’s Board effective after closing. The NCR Atleos Transaction Committee instructed representatives of King & Spalding to discuss with representatives of Sidley the NCR Atleos Transaction Committee’s positions as discussed during the meeting. The NCR Atleos Transaction Committee authorized NCR Atleos management, with the assistance of King & Spalding, following the discussion between representatives of King & Spalding and Sidley, to provide a revised draft of the merger agreement to representatives of Sidley consistent with the terms discussed at the meeting.
On February 17, 2026, representatives of King & Spalding and representatives of Sidley met via videoconference to discuss certain transaction process matters and key open items in the draft merger agreement, including, among other things, the parties’ regulatory analysis; the appropriate level of parity regarding the parties’ solicitation of competing proposals or superior proposals, as applicable; the circumstances under which the NCR Atleos Board would be required to recommend the Mergers and the Brink’s Board would be required to recommend the Share Issuance; the circumstances under which the parties’ respective boards of directors could evaluate and accept a “superior proposal” and would be required to pay a termination fee and the amount of such termination fee; and the appropriate level of representation for NCR Atleos on the Brink’s Board after closing, if any.
Also on February 17, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss certain transaction process matters and Brink’s request for a closing condition for the receipt of change in control approval for NCR Atleos’ money transmitter licenses. The representative of King & Spalding indicated that NCR Atleos would be willing to accept such a closing condition so long as the merger agreement included a mechanism for surrendering licenses or winding down the associated businesses in order to fulfill the condition.
Also on February 17, 2026, the Finance and Business Development Committee of the Brink’s Board held a regularly scheduled in person meeting to discuss the financing of the potential strategic transaction with representatives of Brink’s management and representatives of Sidley.
Also on February 17, 2026, the Brink’s Board held a regularly scheduled meeting via videoconference and in-person, which was attended by representatives of Sidley, representatives of Morgan Stanley, and certain members of the Brink’s management team. At the meeting, members of the Brink’s management team and representatives of Sidley reviewed with the Brink’s Board a summary of certain key diligence findings, the key terms and conditions of the proposed merger agreement and key open items remaining to be negotiated, and a summary of certain regulatory considerations in connection with the potential strategic transaction. The Brink’s Board discussed with representatives of Morgan Stanley and Sidley the Brink’s Board’s view of certain negotiating positions proposed by Sidley, the status of due diligence with respect to the potential strategic transaction, and the financing of the potential strategic transaction. Morgan Stanley also presented a comparison of the NCR Atleos August 2025 Standalone Projections and the NCR Atleos January 2026 Standalone Projections, along with a review of Morgan Stanley’s preliminary financial analysis.
On February 18, 2026, members of the Brink’s management team and representatives of Morgan Stanley held a financial due diligence call with members of the NCR Atleos management team and representatives of J.P. Morgan during which the parties discussed the Brink’s Standalone Projections.
Also on February 18, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss certain transaction process matters and key open items in the merger agreement, including, among other things, that Brink’s would be willing to accept (a) certain regulatory obligations and potential limitations on those obligations; (b) restrictions on Brink’s ability to solicit proposals for the acquisition of Brink’s; (c) reciprocal termination fees in an amount equal to 4.0% of the deal-affected equity value of NCR Atleos; and (d) the joint designation of one independent director from the NCR Atleos Board to serve on the Brink’s Board effective at the closing of the transaction.
Also on February 18, 2026, representatives of King & Spalding sent an initial draft of the NCR Atleos disclosure letter to representatives of Sidley. Between February 18, 2026 and February 26, 2026, representatives of King & Spalding and representatives of Sidley met, from time to time, to discuss and negotiate the remaining open points in the NCR Atleos disclosure letter.

On February 19, 2026, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. Representatives of King & Spalding reviewed with the NCR Atleos Board the terms of the draft merger agreement, as well as an overview of certain regulatory matters. The NCR Atleos Board and representatives of King & Spalding discussed the primary material open issues in the draft merger agreement, including the scope of the Brink’s obligations to secure necessary regulatory approvals for the transaction; the termination fees payable by NCR Atleos and Brink’s if the merger agreement is terminated under certain circumstances; the closing condition for the receipt of change in control approval for NCR Atleos’ money transmitter licenses; the circumstances under which the Brink’s Board would be required to recommend the Share Issuance; and the joint designation of one independent director from the NCR Atleos Board to serve on the Brink’s Board effective at the closing of the transaction. The NCR Atleos Board discussed the terms included in the draft merger agreement and the potential timeline to announcing the transaction.
Also on February 19, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss the parties’ regulatory analysis and certain tax structuring matters in connection with the merger agreement.
Also on February 19, 2026, Morgan Stanley delivered to the Brink’s Board an updated customary relationship disclosure letter setting forth certain relationships between Morgan Stanley and each of Brink’s and NCR Atleos.
On February 20, 2026, Brink’s entered into an engagement letter with Morgan Stanley with respect to its role as Brink’s financial advisor in connection with the potential strategic transaction.
Also on February 20, 2026, representatives of Sidley sent an initial draft of the Brink’s disclosure letter to representatives of King & Spalding. Between February 20, 2026 and February 26, 2026, Sidley and King & Spalding exchanged drafts of the Brink’s disclosure letter.
On February 21, 2026, Mr. Eubanks contacted Mr. Oliver via telephone to discuss status and overall process for the potential strategic transaction.
Also on February 21, 2026, members of the NCR Atleos management team, representatives of King & Spalding, members of the Brink’s management team, and representatives of Sidley met via videoconference to discuss certain regulatory matters with respect to the potential strategic transaction.
Also on February 21, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss certain regulatory matters with respect to the potential strategic transaction.
On February 22, 2026, the NCR Atleos Transaction Committee held a meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of King & Spalding. Representatives of King & Spalding reviewed with the NCR Atleos Transaction Committee the terms of the draft merger agreement, including the scope of the Brink’s obligations to secure necessary regulatory approvals for the transaction; the termination fees payable by NCR Atleos and Brink’s if the merger agreement is terminated under certain circumstances; and the restrictions on Brink’s ability to solicit, and respond to, proposals for the acquisition of Brink’s. The NCR Atleos Transaction Committee authorized NCR Atleos management, with the assistance of King & Spalding, to provide a revised draft of the merger agreement to representatives of Sidley consistent with the terms discussed at the meeting.
Later on February 22, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss certain transaction process matters and key open items in the merger agreement, including, among other things, (a) certain regulatory obligations and (b) restrictions on Brink’s ability to solicit proposals for the acquisition of Brink’s. As part of this discussion, the parties agreed to termination fees equal to, in NCR Atleos’ case, 3.7% of its deal-affected equity value and, in Brink’s case, 3.2% of its equity value.
On February 23, 2026, Mr. Oliver contacted Mr. Eubanks via telephone regarding the expected timing for the exchange of the latest draft of the merger agreement and other documents between Sidley and King & Spalding. Messrs. Oliver and Eubanks also discussed key open points in the merger agreement, including, among other things, (a) certain regulatory matters and (b) restrictions on Brink’s ability to solicit proposals for a potential acquisition of Brink’s.
Also on February 23, 2026, a representative of King & Spalding and a representative of Sidley spoke via telephone to discuss certain transaction process matters and key open items in the merger agreement, including, among other things, (a) certain regulatory obligations and potential limitations on those obligations, and (b) restrictions on Brink’s ability to solicit proposals for the acquisition of Brink’s.
Also on February 23, 2026, representatives of J.P. Morgan and Morgan Stanley met via telephone to discuss certain due diligence matters. During this discussion, representatives of each of J.P. Morgan and Morgan Stanley discussed that NCR Atleos had prepared the NCR Atleos February 2026 Standalone Projections subsequent to the preparation of the NCR Atleos January 2026 Standalone Projections, which had not been previously provided to Brink’s. Following the discussion between representatives of J.P. Morgan and Morgan Stanley, Morgan Stanley promptly notified members of the Brink’s management team of the existence of the NCR Atleos February 2026 Standalone Projections.
Later that day, Mr. Eubanks contacted Mr. Oliver via telephone to discuss the NCR Atleos February 2026 Standalone Projections and the reasons for and assumptions underlying the NCR Atleos February 2026 Standalone Projections (as further described under the heading entitled “—Certain Unaudited Prospective Financial Information—NCR Atleos Standalone Projections—NCR Atleos February 2026 Standalone Projections”). Mr. Oliver explained to Mr. Eubanks that the February 2026 Standalone Projections were prepared by adjusting the NCR Atleos August 2025 Standalone Projections to account for developments in NCR Atleos’ business and industry and the passage of time since the preparation of the NCR Atleos August 2025 Standalone Projections, and to reflect certain external risks that could adversely impact the business and operations of NCR Atleos. Messrs. Oliver and Eubanks then coordinated a call for the next morning to further discuss the NCR Atleos February 2026 Standalone Projections with Mr. Wamser and Mr. McMaken present.
On February 24, 2026, Mr. Oliver, Mr. Wamser, Mr. Eubanks, and Mr. McMaken spoke via telephone regarding the NCR Atleos February 2026 Standalone Projections. During the call, Mr. Oliver verbally disclosed to Mr. Eubanks and Mr. McMaken the revenue and adjusted EBITDA figures for fiscal years 2026 through 2028 of the NCR Atleos February 2026 Standalone Projections and the assumptions underlying the NCR Atleos February 2026 Standalone Projections (as further described under the heading entitled “—Certain Unaudited Prospective Financial Information—NCR Atleos Standalone Projections—NCR Atleos February 2026 Standalone Projections”).
Also on February 24, 2026, Mr. Nuñez spoke with Mr. McMaken via telephone, during which Mr. McMaken requested a document showing the NCR Atleos February 2026 Standalone Projections and the differences between the NCR Atleos January 2026 Standalone Projections and the NCR Atleos February 2026 Standalone Projections.
Also on February 24, 2026, the Brink’s Board held a special meeting via videoconference, which was attended by representatives of Sidley, representatives of Morgan Stanley, and certain members of the Brink’s management team. Members of the Brink’s management team and representatives of Morgan Stanley reviewed with the Brink’s Board the NCR Atleos February 2026 Standalone Projections, their discussions with members of the NCR Atleos management team and representatives of J.P. Morgan with respect thereto to date (including the reasons for and assumptions underlying the NCR Atleos February 2026 Standalone Projections), and the differences between the NCR Atleos August 2025 Standalone Projections and the NCR Atleos February 2026 Standalone Projections. Members of the Brink’s management team and Morgan Stanley then reviewed with the Brink’s Board Morgan Stanley’s updated preliminary financial analysis of a potential strategic transaction between NCR Atleos and Brink’s, based on Brink’s management’s diligence adjusted version of the NCR Atleos February 2026 Standalone Projections, which were adjusted by members of Brink’s management to reflect Brink’s ongoing due diligence of NCR Atleos and the views of Brink’s management regarding the assumptions underlying the NCR Atleos February 2026 Standalone Projections, as further discussed under the heading entitled “—Certain Unaudited Prospective Financial Information” (such forecasted financial information, the “Brink’s Management Adjusted NCR Atleos Projections”) and extrapolations thereof. The Brink’s Board engaged in extensive discussion regarding the NCR Atleos February 2026 Standalone Projections with representatives of Morgan Stanley and representatives of Brink’s management and the impact of the NCR Atleos February 2026 Standalone Projections on Morgan Stanley’s financial analysis. Following discussion, the Brink’s Board directed members of the Brink’s management team, representatives of Morgan Stanley, and representatives of Sidley to gather more information regarding the NCR Atleos February 2026 Standalone Projections for review with the Brink’s Board at the following day’s meeting. Members of the Brink’s management team and representatives of Sidley reviewed with the Brink’s Board a summary of the key terms and conditions of the proposed merger agreement and key open items remaining to be negotiated. The Brink’s Board further discussed the benefit of the potential transaction to Brink’s, its shareholders, and other stakeholders, the Brink’s Board’s view of certain negotiating positions proposed by Sidley, the likely outcome with respect to the remaining open items, the proposed financing of the potential transaction, and Brink’s ongoing due diligence investigation of NCR Atleos. Following discussion, the Brink’s Board authorized Sidley to finalize the open items in the merger agreement consistent with the discussion during the meeting. In executive session, the Brink’s Board reviewed and discussed with representatives of Brink’s management and representatives of Sidley the relationship disclosure letter delivered to the Brink’s Board by Morgan Stanley on February 19, 2026 and the terms of the engagement letter entered into by Brink’s and Morgan Stanley with respect to Morgan Stanley’s role as Brink’s financial advisor in connection with the potential strategic transaction. Following discussion, the Brink’s Board confirmed that it was comfortable with Brink’s engagement of Morgan Stanley in light of such relationships and terms. In addition, the Brink’s Board reviewed and discussed with representatives of Brink’s management and representatives of Sidley the terms and conditions of the financing of the potential transaction.

Also on February 24, 2026, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. At the meeting, representatives of King & Spalding reviewed with the NCR Atleos Board the material terms of the draft merger agreement, including, among other things, the restrictions on Brink’s ability to solicit, and respond to, proposals for the acquisition of Brink’s. In addition, representatives of King & Spalding reviewed with the NCR Atleos Board, including the members of the Compensation and Human Resources Committee of the NCR Atleos Board, certain compensation matters related to the merger agreement, including the treatment of NCR Atleos’ equity awards in the proposed transaction. Representatives of J.P. Morgan described to the NCR Atleos Board the transaction process that resulted in the January 31 Proposal. Representatives of J.P. Morgan and members of NCR Atleos management then reviewed with the NCR Atleos Board the NCR Atleos February 2026 Standalone Projections, the NCR Atleos Management Adjusted Brink’s Projections, and the NCR Atleos Synergy Projections (each as further described in the section entitled “—Certain Unaudited Prospective Financial Information”). Following discussion, the NCR Atleos Board approved the NCR Atleos February 2026 Standalone Projections, the NCR Atleos Management Adjusted Brink’s Projections, and the NCR Atleos Synergy Projections for use by J.P. Morgan in connection with its financial analysis and opinion, as described in the section entitled “—Opinion of NCR Atleos’ Financial Advisor.” Representatives of J.P. Morgan then reviewed J.P. Morgan’s preliminary analysis of the Merger Consideration, based on the NCR Atleos February 2026 Standalone Projections, the NCR Atleos Management Adjusted Brink’s Projections, and the NCR Atleos Synergy Projections. Following such discussion, the NCR Atleos Board directed NCR Atleos management, with the assistance of King & Spalding, to finalize the transaction documents on the terms discussed at the meeting.
Also on February 24, 2026, at the direction of the NCR Atleos management team, representatives of J.P. Morgan sent to representatives of Morgan Stanley a document comparing the NCR Atleos February 2026 Standalone Projections to the NCR Atleos January 2026 Standalone Projections, which comparison was consistent with the substance of the discussions among the management teams and financial advisors earlier that day.
On February 24, 2026 and February 25, 2026, members of the NCR Atleos management team, members of the Brink’s management team, representatives of J.P. Morgan, representatives of Morgan Stanley, representatives of King & Spalding, and representatives of Sidley held several discussions regarding the development of and assumptions underlying the NCR Atleos February 2026 Standalone Projections.
Between February 24, 2026 and February 26, 2026, members of the management team of Brink’s, members of the management team of NCR Atleos, representatives of Sidley and representatives of King & Spalding worked to finalize the merger agreement with lists of key open items and near final drafts of the merger agreement were exchanged over this period.
Also on February 25, 2026, the Brink’s Board held a special meeting via videoconference, which was attended by representatives of Sidley, representatives of Morgan Stanley, and certain members of the Brink’s management team. At the meeting, representatives of Morgan Stanley and members of the Brink’s management team reviewed with the Brink’s Board the Brink’s Standalone Projections, the Brink’s Synergy Projections (for more information, see “—Certain Unaudited Prospective Financial Information”), and Morgan Stanley’s preliminary financial analysis of a potential strategic transaction between NCR Atleos and Brink’s, based on the Brink’s Management Adjusted NCR Atleos Projections and extrapolations thereof. Morgan Stanley and members of the Brink’s management team compared the NCR Atleos January 2026 Standalone Projections, the NCR Atleos February 2026 Standalone Projections, and the Brink’s Management Adjusted NCR Atleos Projections, and further described the manner in which the NCR Atleos February 2026 Standalone Projections were incorporated into the Brink’s Management Adjusted NCR Atleos Projections and Morgan Stanley’s financial analysis. The Brink’s Board engaged with members of the Brink’s management team and representatives of Morgan Stanley about the NCR Atleos February 2026 Standalone Projections, the Brink’s Management Adjusted NCR Atleos Projections, and Morgan Stanley’s financial analysis, including any potential revisions to the merger consideration to be paid pursuant to the merger agreement as a result of the NCR Atleos February 2026 Standalone Projections. At the conclusion of the discussion, the Brink’s Board determined that the disclosure of the NCR Atleos February 2026 Standalone Projections did not warrant a revision to the merger consideration to be paid pursuant to the merger agreement. The Board’s determination was based on the views of Brink’s management and Morgan Stanley; the fact that the Brink’s Management Adjusted NCR Atleos Projections already reflected Brink’s diligence-adjusted view of NCR Atleos’ future performance; Morgan Stanley’s updated financial analysis showing the Merger Consideration remained attractive at the negotiated price; and the risk to transaction certainty and timing of reopening price negotiations at the late stage of the process. In executive session, the Brink’s Board discussed with representatives of Brink’s management and representatives of Sidley the financing of the potential strategic transaction.
On February 26, 2026, representatives of Sidley and King & Spalding finalized the proposed merger agreement.

Also on February 26, 2026, the Brink’s Board held a special meeting via videoconference, which was attended by representatives of Sidley, representatives of Morgan Stanley, and certain members of the Brink’s management team, to review the proposed transaction with NCR Atleos. A representative of Morgan Stanley rendered Morgan Stanley’s opinion to the Brink’s Board that, as of February 26, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley, the Merger Consideration was fair, from a financial point of view, to Brink’s. For additional information regarding Morgan Stanley’s opinion, please see below under the heading entitled “—Opinion of Morgan Stanley.” The full text of the written opinion of Morgan Stanley, dated February 26, 2026, is attached as Annex B and incorporated by reference into this joint proxy statement/prospectus. Representatives of Sidley reviewed with the Brink’s Board the proposed merger agreement, including a bring-down presentation of the disclosure letters and other negotiated terms required under or included in the proposed merger agreement. Following additional discussion and consideration of the proposed merger agreement, the Brink’s Board unanimously (a) determined that it is advisable and in the best interests of Brink’s and its shareholders that Brink’s enter into the Merger Agreement and consummate the Transactions, (b) adopted the Merger Agreement and authorized and approved the consummation of the Transactions, including the Mergers and the Share Issuance, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, (d) directed that the Share Issuance be submitted for consideration at a special meeting of Brink’s shareholders, and (e) recommended approval of the Share Issuance by holders of Brink’s Common Stock.
On February 26, 2026, the NCR Atleos Board held a special meeting via videoconference, which was attended by members of the NCR Atleos management team and representatives of each of J.P. Morgan and King & Spalding. Prior to the meeting, the NCR Atleos Board received certain materials prepared by representatives of King & Spalding and J.P. Morgan. In addition, J.P. Morgan provided to the NCR Atleos Board a relationship disclosure letter, which provided disclosures regarding J.P. Morgan’s and its affiliates’ commercial relationships with each of NCR Atleos and Brink’s, which relationships the NCR Atleos Board determined not to be material. Representatives of King & Spalding informed the NCR Atleos Board of the updates to the material terms of the merger agreement since the prior NCR Atleos Board meeting on February 24, 2026. In addition, representatives of King & Spalding reviewed with the NCR Atleos Board, including the members of the Compensation and Human Resources Committee of the NCR Atleos Board, certain compensation matters related to the merger agreement, including certain retention, compensation, and benefits-related matters. J.P. Morgan reviewed its financial analyses of the merger consideration provided for in the merger agreement. Following its presentation, J.P. Morgan rendered its oral opinion to the NCR Atleos Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders, as more fully described below in the section of this proxy statement titled “—Opinion of NCR Atleos’ Financial Advisor”. J.P. Morgan confirmed its February 26, 2026 oral opinion by delivering its written opinion to the NCR Atleos Board, dated as of February 26, 2026, the full text of which is attached as Annex C and incorporated by reference into this joint proxy statement/prospectus. Following these discussions and the delivery of the presentations, and after careful review and discussion by the NCR Atleos Board, including consideration of the factors described below under the heading “—NCR Atleos’ Reasons for the Mergers; Recommendation of the NCR Atleos Board”, the NCR Atleos Board unanimously (a) determined that it is in the best interests of NCR Atleos and NCR Atleos’ stockholders, and declared it advisable, that NCR Atleos enter into the Merger Agreement and consummate the Transactions, including the Mergers, (b) declared that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in the Merger Agreement, (c) recommended that NCR Atleos’ stockholders approve the Transactions, including the Mergers, and (d) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of NCR Atleos’ stockholders.
Following the conclusion of the NCR Atleos Board meeting and the Brink’s Board meeting, the parties executed and delivered the Merger Agreement on February 26, 2026.
In connection with the execution and delivery of the Merger Agreement, Brink’s also delivered to NCR Atleos a copy of the Debt Commitment Letter, as further discussed under the heading entitled “The Mergers—Financing.”
On February 26, 2026, at 4:06 p.m., Eastern Time, after the closing of trading on the NYSE, the parties issued a joint press release announcing the transaction.
Following the announcement of the transaction, Brink’s received a letter from Party A terminating the Party A Confidentiality Agreement and noting, among other things, that “at no point did Brink’s disclose it was simultaneously pursuing a transaction with [NCR Atleos]” and that Party A was “profoundly disappointed” to learn that Brink’s entered into the Merger Agreement. In the letter, Party A requested that Brink’s return or destroy all confidential information provided to Brink’s or its representatives by Party A pursuant to the terms of the Party A Confidentiality Agreement. Brink’s promptly thereafter complied with Party A’s request and informed Party A of such compliance.

On March 31, 2026, Brink’s and certain of its subsidiaries as borrowers or guarantors entered into an Amended and Restated Credit Agreement (as amended, restated, amended and restated, modified or supplemented, the “Amended and Restated Credit Agreement”) with Bank of America, N.A., as administrative agent thereunder, and the lenders party thereto. The Amended and Restated Credit Agreement provides for, among other things, a delayed draw term loan facility that replaces certain bridge financing commitments provided under the Debt Commitment Letter, as well as additional “upsize” revolving commitments available for use in connection with the Transactions.
Brink’s Reasons for the Mergers; Recommendation of the Brink’s Board
In reaching its decision to (i) determine that it is advisable and in the best interests of Brink’s and its shareholders that Brink’s enter into the Merger Agreement and consummate the Transactions, (ii) adopt the Merger Agreement and authorize and approve the consummation of the Transactions, including the Mergers and the Share Issuance, (iii) authorize and approve the execution, delivery and performance of the Merger Agreement, (iv) direct that the Share Issuance be submitted for consideration at a special meeting of Brink’s shareholders and (v) recommend approval of the Share Issuance by holders of Brink’s Common Stock, the Brink’s Board evaluated the Merger Agreement and the Transactions in consultation with Brink’s management, as well as Brink’s financial and legal advisors, and considered a number of factors, including the following (which are presented below in no particular order):
•
the strategic rationale for the Mergers, including the potential to accelerate Brink’s growth in high-margin AMS and DRS businesses through expansion into large, under-penetrated AMS and DRS addressable markets and enhance Brink’s ability to deliver complementary customer solutions by incorporating NCR Atleos’ leading software, services, and large installed ATM base into Brink’s cash management and AMS and DRS businesses;

•	the belief that NCR Atleos’ business, operations and geographic footprint complement those of Brink’s, and that the Transactions would result in Brink’s having greater scale and geographic depth;
•
the belief that NCR Atleos’ potential earnings and prospects, and the cost synergies potentially available in the Mergers, could create the opportunity for the combined company to have superior future earnings, cash flows and prospects following the Mergers compared to Brink’s earnings, cash flows and prospects on a standalone basis;

•	the complementary nature of the two businesses, including the belief that:
○	NCR Atleos’ added network density and access to certain surcharge-free networks could allow the combined company to optimize its cost structure;
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the combined company could provide a compelling cash management value proposition to customers that previously did not consider an outsourced provider because of cost, expanding the combined company’s market opportunity; and

○
a vertically integrated company providing solutions across the components of the ATM ownership value chain would benefit banking customers by simplifying ATM ownership and management, streamlining costs and ultimately providing a more comprehensive and improved product;

•
the complementary nature of the cultures of the two companies, including with respect to their shared focus on customer success, continuous improvement and managing the interface between physical to digital payments to enable ease of cash acceptance and use, and the belief that the foregoing would facilitate the successful integration and implementation of the Mergers;

•	the anticipated pro forma financial impact of the Mergers on the combined company, including the potential positive impact on financial metrics, including revenue and profitability;
•	the expectation that the Mergers will be accretive to the combined company’s earnings per share, despite the issuance of shares of Brink’s Common Stock as Stock Consideration;
•	the expectation that the Transactions could result in increased free cash flow, ultimately allowing flexibility to deploy capital and deliver shareholder value;
•
the Debt Commitment Letter with Morgan Stanley Senior Funding, Inc. and the belief, following consultation with Brink’s management and Morgan Stanley, and based in part upon the Debt Commitment Letter with Morgan Stanley Senior Funding, Inc., that Brink’s will have the necessary financing to pay the Cash Consideration;

•
the belief that, following the Mergers, the combined company could generate free cash flow sufficient to potentially reach a targeted net leverage range of 2 times to 3 times Adjusted EBITDA by the end of 2027 (assuming the Mergers close in the first quarter of 2027) and could repay, service or refinance any indebtedness that is expected to form the interim or permanent financing for the Transactions and the combined company’s operations and, with respect to such indebtedness, to comply with applicable financial covenants, after its review and discussion of various factors, including the expected terms of the proposed interim and permanent financing for the Mergers (including covenants, fees and interest);
•	the belief, following consultation with Brink’s management, that the financing commitments obtained to finance the Cash Consideration were on attractive terms for the combined company;
•	the belief that Brink’s would maintain its credit rating after incurring the interim or permanent indebtedness necessary to finance the Cash Consideration;
•
the expectation of significant cost synergies resulting from the Transactions, including the belief that the Transactions could result in annual run-rate cost synergies for the combined company of $200 million within the first three years after closing;

•
the terms of the Merger Agreement and the fact that the Cash Consideration and the Exchange Ratio are fixed, with no adjustment in the Cash Consideration or the Stock Consideration to be received by NCR Atleos stockholders as a result of possible increases or decreases in the trading price of NCR Atleos Common Stock or Brink’s Common Stock following the announcement of the Mergers, which provides greater certainty to Brink’s as to the number of shares of Brink’s Common Stock to be issued as Stock Consideration and the aggregate value of the Merger Consideration to be paid;

•	that NCR Atleos could be required to pay Brink’s a termination fee if the Merger Agreement is terminated under certain circumstances;
•
that, under the terms of the Merger Agreement, Brink’s is entitled to pay regular quarterly cash dividends during the pendency of the Transactions, subject to certain limitations in the Merger Agreement;

•	the flexibility provided to the Brink’s Board to discharge its fiduciary obligations, on the terms and subject to the conditions of the Merger Agreement, by:
○	furnishing information with respect to Brink’s and engaging in or otherwise participating in discussions or negotiations with a third party that makes a Qualifying Brink’s Takeover Proposal;
○
making a Brink’s Adverse Recommendation Change in response to a Brink’s Intervening Event if, after consultation with its financial advisors and outside legal counsel, the Brink’s Board determines in good faith that failure to take such actions would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable law; and

○
if Brink’s has received a binding offer for a Brink’s Superior Proposal, making a Brink’s Adverse Recommendation Change, causing Brink’s to enter into a definitive agreement to effectuate such Brink’s Superior Proposal and terminating the Merger Agreement if, after consultation with its financial advisors and outside legal counsel, the Brink’s Board determines in good faith that failure to take such actions would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable law;

•
the fact that, while Brink’s is obligated to use its reasonable best efforts to complete the Mergers, Brink’s is not obligated to commit to any Divestiture of any businesses, assets or securities of Brink’s, NCR Atleos or any of their respective subsidiaries that directly or indirectly generated in the aggregate revenue in excess of $185,000,000 during the twelve calendar months ended December 31, 2025, or agree to, accept or effect any Behavioral Remedy that would reasonably be expected to result in (x) an aggregate reduction of EBITDA of Brink’s or NCR Atleos of greater than $5,000,000 or (y) an aggregate one-time direct implementation cost to Brink’s or the Merger II Surviving Company in excess of $10,000,000;

•	the limited ability of the NCR Atleos Board to change its recommendation that NCR Atleos stockholders approve the Transactions, including the Mergers;
•
the belief that the outside date under the Merger Agreement of February 26, 2027 (as it may be extended in accordance with the Merger Agreement) allows for sufficient time to complete the Transactions;

•
its understanding of the current and future competitive environment in which Brink’s operates, the potential for consolidation in the sector and the likely effect of these factors on the business, operations, management, financial condition, earnings and prospects of Brink’s;

•
its review and discussions with Brink’s management and advisors concerning Brink’s due diligence examination of NCR Atleos (including with respect to NCR Atleos’ historical financial results and NCR Atleos’ unaudited prospective financial information that was provided to Brink’s) and the reputation, business practices and industry experience of NCR Atleos and its management;

•
the opinion, dated February 26, 2026, of Morgan Stanley, to the Brink’s Board that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Merger Consideration was fair, from a financial point of view, to Brink’s, as more fully described below under “—Opinion of Brink’s Financial Advisor;”

•	its expectation that the required regulatory and other approvals for the Transactions could be obtained, and could be obtained in a timely fashion;
•
the potential strategic alternatives available to Brink’s, including a potential strategic transaction with Party A, and the assessment of the Brink’s Board that no other alternatives reasonably available to Brink’s were likely to create greater value for Brink’s shareholders than the Mergers;

•	the historical trading prices of Brink’s Common Stock and NCR Atleos Common Stock;
•
its review with Brink’s outside legal advisor, Sidley, of the terms of the Merger Agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions;

•	the fact that Brink’s shareholders would have an opportunity to approve the Share Issuance;
•
that, upon the closing, the board of directors of the combined company would be comprised of all the legacy Brink’s directors and one legacy NCR Atleos director, each of which the Brink’s Board believed would enhance the likelihood that the strategic benefits that Brink’s expects to achieve as a result of the Transactions would be realized;

•	the fact that Mark Eubanks, Brink’s President and Chief Executive Officer, and Kurt McMaken, Brink’s Chief Financial Officer, will continue to lead the combined company; and
•	the strength of Brink’s management and infrastructure to successfully complete the integration process following the completion of the Mergers.
The Brink’s Board also considered potential risks related to the Mergers, but concluded that the anticipated benefits of the Mergers were likely to substantially outweigh these risks. These potential risks include the following (which are presented below in no particular order):
•	the dilution associated with the issuance of Brink’s Common Stock as Stock Consideration;
•
the potential length of the regulatory approval process and the period of time during which Brink’s may be subject to the Merger Agreement and the potential impact on Brink’s and NCR Atleos’ ability to attract and retain employees and clients and maintain business relationships;

•	the possibility that regulatory or other approvals required in connection with the Transactions may not be received in a timely manner or at all;
•
the possibility that regulatory or governmental authorities may impose requirements, limitations or costs or place restrictions on the conduct of Brink’s business after completion of the Mergers, and that such conditions, terms, obligations or restrictions may have the effect of delaying closing of the Mergers or imposing additional material costs on or materially limiting the revenues of the combined company following the Mergers, or otherwise adversely affecting Brink’s businesses and results of operations after completion of the Mergers;

•	the possibility of Brink’s encountering difficulties with securing financing for the Cash Consideration;
•
Brink’s indebtedness, including the substantial indebtedness Brink’s will incur and assume in connection with the Mergers, and the need to generate sufficient cash flows to service and repay such debt and the risk of failure to consummate any anticipated repayment of the combined company’s indebtedness in the expected timeframe or at all;

•	the possibility of encountering difficulties in achieving anticipated synergies in the amounts estimated or in the time frame contemplated;
•
the challenges inherent in the combination of two businesses of the size, scope and complexity of Brink’s and NCR Atleos, including the potential for unforeseen difficulties in integrating operations and systems and difficulties and costs of integrating or retaining employees and clients, maintaining business relationships and merging Brink’s and NCR Atleos’ cultures;

•	the risk of losing key Brink’s or NCR Atleos employees during the pendency of the Mergers and thereafter;

•
the risk that the Mergers may not be completed and the fact that Brink’s expects to incur a number of non-recurring costs in connection with the Mergers, even if the Mergers are not ultimately completed;

•	the diversion of management attention and resources from the operation of Brink’s business towards the completion of the Mergers;
•	the potential effect of the Mergers on the regulatory framework applicable to Brink’s;
•
the fact that, as a result of the Spin-Off, NCR Atleos is subject to certain liabilities, obligations and restrictions pursuant to the Spin-Off Agreements—including certain shared environmental and litigation liabilities, pension funding costs and tax indemnifications—to which the combined company would be exposed after the Mergers;

•
the risk of potential undisclosed liabilities of NCR Atleos not identified during the due diligence process or that the scale or scope of disclosed liabilities or liabilities identified during the due diligence process may be greater in size or scope than anticipated;

•	the fact that shareholders of the combined company may not receive dividends at all or at the same rate they received dividends as Brink’s shareholders following the Mergers;
•
the risk that the shareholders of Brink’s do not approve the Brink’s Share Issuance Proposal or the stockholders of NCR Atleos do not approve the NCR Atleos Merger Proposal, each of which is a condition to closing;

•	that Brink’s could be required to pay NCR Atleos a termination fee if the Merger Agreement is terminated under certain circumstances;
•	the absence of a financing condition in the Merger Agreement and NCR Atleos’ ability to specifically enforce Brink’s obligations under the Merger Agreement;
•	the other numerous risks and uncertainties that could adversely affect Brink’s and NCR Atleos’ respective operating performance and financial results;
•	the potential for legal claims challenging the Mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the Brink’s Board is not intended to be exhaustive, but includes the material factors considered by the Brink’s Board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions, and the complexity of these matters, the Brink’s Board did not find it useful and did not attempt to rank, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt the Merger Agreement and approve the execution, delivery and performance by Brink’s of the Merger Agreement and the consummation by Brink’s of the Transactions, including the Mergers and the Share Issuance. Rather, in evaluating the Merger Agreement and the Transactions, the Brink’s Board considered all these factors as a whole, including through its discussions with Brink’s management and financial and legal advisors. In addition, individual members of the Brink’s Board may have given differing weights to different factors.
For the reasons set forth above, the Brink’s Board, by the unanimous vote of directors at the applicable meeting, (i) determined that it is advisable and in the best interests of Brink’s and its shareholders that Brink’s enter into the Merger Agreement and consummate the Transactions, (ii) adopted the Merger Agreement and authorized and approved the consummation of the Transactions, including the Mergers and the Share Issuance, (iii) authorized and approved the execution, delivery and performance of the Merger Agreement, (iv) directed that the Share Issuance be submitted for consideration at a special meeting of Brink’s shareholders and (v) recommended approval of the Share Issuance by holders of Brink’s Common Stock.
In considering the recommendation of the Brink’s Board, you should be aware that certain directors and executive officers of Brink’s may have interests in the Mergers that are different from, or in addition to, interests of shareholders of Brink’s generally and may create potential conflicts of interest. The Brink’s Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that Brink’s shareholders vote to approve the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal. See “—Interests of Brink’s Directors and Executive Officers in the Mergers.”
It should be noted that this explanation of the reasoning of the Brink’s Board and certain other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Brink’s Board unanimously recommends that the holders of Brink’s Common Stock vote “FOR” the Brink’s Share Issuance Proposal and “FOR” the Brink’s Adjournment Proposal.
Opinion of Brink’s Financial Advisor
Opinion of Morgan Stanley & Co. LLC
For purposes of rendering its opinion, Morgan Stanley, among other things:
•	reviewed certain publicly available financial statements and other business and financial information of NCR Atleos and Brink’s, respectively;
•	reviewed certain internal financial statements and other financial and operating data concerning NCR Atleos and Brink’s, respectively;
•
reviewed the Brink’s Standalone Projections and the Brink’s Management Adjusted NCR Atleos Projections, and extrapolations of both sets of projections prepared and approved for Morgan Stanley’s use by the management of Brink’s;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of Brink’s;
•	discussed the past and current operations and financial condition and the prospects of NCR Atleos with senior executives of NCR Atleos;
•
discussed the past and current operations and financial condition and the prospects of Brink’s, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Brink’s;

•	Reviewed the pro forma impact of the Mergers on Brink’s financial profile, consolidated capitalization and certain financial ratios;
•	reviewed the reported prices and trading activity for the NCR Atleos Common Stock and the Brink’s Common Stock;
•
compared the financial performance of NCR Atleos and the prices and trading activity of the NCR Atleos Common Stock with that of certain other publicly-traded companies comparable with NCR Atleos and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	participated in certain discussions and negotiations among representatives of NCR Atleos and Brink’s;
•
reviewed the Merger Agreement, the draft commitment letter from certain lenders substantially in the form of the drafts dated February 26, 2026 (the “Draft Commitment Letter”) and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by NCR Atleos and Brink’s, including the Brink’s Standalone Projections and Brink’s Management Adjusted NCR Atleos Projections, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers (and including the Brink’s Standalone Projections and Brink’s Management Adjusted NCR Atleos Projections), Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of Brink’s of the future financial performance of NCR Atleos and Brink’s. In addition, Morgan Stanley assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Mergers will be treated as a tax-free reorganization, pursuant to the Code and that Brink’s will obtain financing in accordance with the terms set forth in the Draft Commitment Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory, or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions, or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Brink’s and NCR Atleos and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of NCR Atleos’ officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be paid to the holders of shares of the NCR Atleos Common Stock in the transaction. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to Brink’s, nor did it address the underlying business decision of Brink’s to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley’s opinion was limited solely to the fairness of the Merger Consideration to be paid by Brink’s pursuant to the Merger Agreement, from a financial point of view, to Brink’s, and Morgan Stanley did not express any view on, and Morgan Stanley’s opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Brink’s or NCR Atleos, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Morgan Stanley as of February 26, 2026. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise, or reaffirm this opinion.
Summary of Financial Analyses
The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated February 26, 2026. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as of February 25, 2026. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.
Analyses Related to NCR Atleos
Public Trading Comparable Company Analysis
Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, Brink’s Management Adjusted NCR Atleos Projections and corresponding future financial information, ratios and public market multiples for publicly traded companies in the financial hardware and ATM-related services sectors that shared certain similar business and operating characteristics to NCR Atleos.
These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to NCR Atleos’ business. Although none of such companies are identical or directly comparable to NCR Atleos, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to NCR Atleos.
For purposes of this analysis, for each of the selected publicly traded companies, Morgan Stanley analyzed the ratio of the aggregate value (“AV”), which Morgan Stanley defined as fully diluted equity value plus net debt, unfunded pension liabilities, receivables factoring and non-controlling interest, less equity method investments, of such company to its estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each of calendar years 2026 and 2027, based on consensus research estimates.
The companies used in this comparison were the following:

Comparable Companies
Brink’s
Diebold Nixdorf, Incorporated
Euronet Worldwide, Inc.
Hyosung Corporation

The average AV / EBITDA multiples of the comparable companies for 2026E and 2027E were 6.9x and 6.2x, respectively, while the median AV / EBITDA multiples of the comparable companies for 2026E and 2027E were 7.4x and 6.7x, respectively. The high AV / EBITDA multiples of the comparable companies for 2026E and 2027E were 8.3x and 7.4x, respectively, while the low AV / EBITDA multiples of the comparable companies for 2026E and 2027E were 4.4x and 4.1x, respectively. Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of AV / 2026E EBITDA and AV / 2027E EBITDA multiples of 6.0x to 8.0x and 5.5x to 7.5x, respectively. Morgan Stanley applied these selected valuation ranges to NCR Atleos’ projected 2026E Adjusted EBITDA and 2027E Adjusted EBITDA, based on the Brink’s Management Adjusted NCR Atleos Projections. Morgan Stanley then calculated a range of implied equity values per share of NCR Atleos Common Stock as follows, in each case rounded to the nearest $1.00:

Calendar Year Financial Statistic	Selected Representative Range	Implied Equity Value Per Share of NCR Atleos Common Stock
AV / 2026E Adjusted EBITDA	6.0x - 8.0x	$36 - $59
AV / 2027E Adjusted EBITDA	5.5x - 7.5x	$35 - $60

Morgan Stanley compared the foregoing ranges of implied equity values per share of NCR Atleos Common Stock to the closing trading price of NCR Atleos Common Stock as of February 25, 2026, the last trading day prior to Morgan Stanley’s presentation to the Brink’s Board, of $40.57 per share and the implied value of the Merger Consideration, based on the closing trading price of Brink’s Common Stock as of February 25, 2026, of $50.40 per share.
No company included in the public trading comparable company analysis is identical to NCR Atleos. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions, and other matters, which are beyond the control of NCR Atleos. These include, among other things, the impact of competition on the business of NCR Atleos and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of NCR Atleos and the industry, and in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using comparable company data.
Discounted Equity Value Analysis
Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s common equity as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at the company’s cost of equity in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price.
As part of this analysis, Morgan Stanley calculated future ranges of implied equity values per share of NCR Atleos Common Stock as of December 31, 2027 and subsequently discounted each such theoretical future value range to arrive at an illustrative present value range of implied share prices for NCR Atleos Common Stock as of December 31, 2025.
To calculate the future ranges of implied equity values, Morgan Stanley applied a next twelve month (“NTM”) AV / EBITDA multiple of 6.0x to 8.0x, derived by Morgan Stanley using its experience and professional judgment and the representative range of AV / 2026E and AV / 2027E EBITDA multiples for the comparable companies, to NCR Atleos’ estimated NTM Adjusted EBITDA as of December 31, 2027 based on the Brink’s Management Adjusted NCR Atleos Projections for NCR Atleos’ 2028E Adjusted EBITDA, and then subtracted the amount of NCR Atleos’ estimated net debt, pensions and receivables factoring as of December 31, 2027, as provided by Brink’s management. Morgan Stanley then divided the resulting implied equity values by NCR Atleos’ fully diluted shares outstanding based on shares outstanding, also as of December 31, 2027, as provided by NCR Atleos’ management and projected in the future by the Brink’s Management Adjusted NCR Atleos Projections to derive ranges of future implied equity values per share. Morgan Stanley then discounted the resulting implied equity values per share to December 31, 2025, at a discount rate equal to 11.7%, which discount rate was selected by Morgan Stanley based upon its professional judgment and taking into account NCR Atleos’ assumed cost of equity of 11.7%.
Based on this analysis, Morgan Stanley derived a range of implied equity values per share of NCR Atleos Common Stock of $43 to $66, in each case rounded to the nearest whole $1.00.
Morgan Stanley compared the foregoing ranges of implied equity values per share of NCR Atleos Common Stock to the closing trading price of NCR Atleos Common Stock as of February 25, 2026, the last trading day prior to Morgan Stanley’s presentation to the Brink’s Board, of $40.57 per share and the implied value of the Merger Consideration, based on the closing trading price of Brink’s Common Stock as of February 25, 2026, of $50.40 per share.
Discounted Cash Flow Analysis
Morgan Stanley performed a discounted cash flow analysis (excluding synergies), which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of such company. Morgan Stanley calculated a range of implied equity values per share of NCR Atleos Common Stock as of December 31, 2025, based on estimates of future Unlevered Free Cash Flow for fiscal years 2026 through 2030 contained in the Brink’s

Management Adjusted NCR Atleos Projections, including net debt of NCR Atleos as of December 31, 2025, of $2,722 million. Morgan Stanley also calculated a range of terminal values of NCR Atleos based on an NTM Adjusted EBITDA terminal multiple range of 6.0x to 7.0x, which was selected based on Morgan Stanley’s professional judgment and experience. The estimated Unlevered Free Cash Flow and the range of terminal values were then discounted to December 31, 2025, by applying a discount rate range of 9.5% to 11.0%, which was selected based on Morgan Stanley’s professional judgment and experience, to reflect NCR Atleos’ estimated weighted average cost of capital (“WACC”).
This analysis indicated a range of implied equity values (implied equity values per share) of NCR Atleos Common Stock of $3,685 million ($47) to $4,840 million ($62), in each case rounded to the nearest $1.00.
Morgan Stanley compared the foregoing ranges of implied equity values per share of NCR Atleos Common Stock to the closing trading price of NCR Atleos Common Stock as of February 25, 2026, the last trading day prior to Morgan Stanley’s presentation to the Brink’s Board, of $40.57 per share and the implied value of the Merger Consideration, based on the closing trading price of Brink’s Common Stock as of February 25, 2026, of $50.40 per share.
Precedent Transactions Analysis
Morgan Stanley performed a selected precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley selected certain transactions in the Financial Hardware and ATM-Related Services sectors with an aggregate value greater than $100 million and for which relevant financial information was publicly available. For these transactions, Morgan Stanley reviewed the consideration paid and calculated the ratio of the AV of each transaction to the EBITDA of the target company for the last twelve months (“LTM EBITDA”), based on publicly available financial information. Morgan Stanley reviewed the following transactions in connection with this analysis:

Closing Date	Target	Acquiror
October 2022	NoteMachine UK Ltd	Brink’s
April 2021	PAI Inc	Brink’s
January 2021	Cardtronics Plc	NCR
April 2018	VeriFone Systems Inc.	VeriFone Consortium
October 2016	DirectCash Payments ULC	Cardtronics Inc
October 2015	Wincor Nixdorf International GmbH	Diebold

These transactions varied significantly based upon company scale, product mix, and geography. Based on its professional judgment and taking into consideration, among other things, (i) the observed multiples for the selected transactions listed above (which indicated a median AV / LTM EBITDA multiple of 8.7x), (ii) the different business, financial and operating characteristics of the companies in such transactions as compared to NCR Atleos and (iii) the prevailing market trends for the valuation and performance of financial hardware and ATM-related services companies at the time of each transaction as compared to the then-current market conditions, Morgan Stanley selected a representative range of AV / LTM EBITDA multiples from 8.0x to 10.0x and applied this range of financial multiples to NCR Atleos Adjusted EBITDA of $830 million for the last twelve months as of December 31, 2025.
This analysis indicated a range of implied equity values per share of NCR Atleos Common Stock of $50 to $72, in each case rounded to the nearest $1.00.
Morgan Stanley compared the foregoing ranges of implied equity values per share of NCR Atleos Common Stock to the closing trading price of NCR Atleos Common Stock as of February 25, 2026, the last trading day prior to Morgan Stanley’s presentation to the Brink’s Board, of $40.57 per share and the implied value of the Merger Consideration, based on the closing trading price of Brink’s Common Stock as of February 25, 2026, of $50.40 per share.
No company or transaction utilized in the precedent transactions analysis is identical to NCR Atleos or the Mergers. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, that are beyond the control of NCR Atleos, such as the impact of competition on the business of NCR Atleos or the industry generally, industry growth and the absence of any adverse material change in the financial condition of NCR Atleos or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.
Other Factors
Morgan Stanley observed certain additional factors that were not considered part of its financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•
Brokers’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for NCR Atleos Common Stock prepared and published by six equity research analysts as of February 25, 2026. These targets generally reflect each analyst’s estimate of the future public market trading price of NCR Atleos Common Stock. The range of broker price targets for NCR Atleos Common Stock was $37 to $60 per share. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for NCR Atleos Common Stock and these estimates are subject to uncertainties, including the future financial performance of NCR Atleos and future financial market conditions.

•
Historical Trading Range. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the closing low and high per share trading range for NCR Atleos Common Stock for the 52-week period ending on February 25, 2026. Morgan Stanley observed that, during such period, the trading range was $23 to $42 per share of NCR Atleos Common Stock, in each case rounded to the nearest $1.00.

Pro Forma Combined Company Analysis
Brink’s Discounted Cash Flow Analysis
Morgan Stanley performed a discounted cash flow analysis for Brink’s, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of such company. Morgan Stanley calculated a range of implied equity values per share of Brink’s Common Stock as of December 31, 2025, based on estimates of future Unlevered Free Cash Flow for fiscal years 2026 through 2030 contained in the Brink’s Standalone Projections, including net debt of Brink’s as of December 31, 2025, of $2,743 million. Morgan Stanley also calculated a range of terminal values of Brink’s based on an NTM Adjusted EBITDA terminal multiple range of 7.0x to 8.0x, which was selected based on Morgan Stanley’s professional judgment and experience. The estimated Unlevered Free Cash Flow and the range of terminal values were then discounted to December 31, 2025, by applying a discount rate range of 7.2% to 8.7%, which was selected based on Morgan Stanley’s professional judgment and experience, to reflect Brink’s estimated WACC.
This analysis indicated a range of implied equity values (implied equity values per share) of Brink’s Common Stock of $6,512 million ($154) to $8,079 million ($191), in each case rounded to the nearest $1.00.
Pro Forma Discounted Cash Flow Accretion Analysis
Morgan Stanley performed a discounted cash flow accretion analysis, which is designed to compare the implied equity value to current shareholders of Brink’s on a standalone basis based on a discounted cash flow analysis for Brink’s with the implied equity value to current shareholders of Brink’s pro forma for the Mergers based on discounted cash flow analyses for Brink’s and NCR Atleos. In this analysis, Morgan Stanley utilized the midpoint implied aggregate values derived from the discounted cash flow analysis for Brink’s as described above under “—Pro Forma Combined Company Analysis—Brink’s Discounted Cash Flow Analysis” and the discounted cash flow analysis for NCR Atleos as described above under “—Analyses Relating to NCR Atleos—Discounted Cash Flow Analysis,” in order to assess the implied change in equity value on a fully diluted basis to the current Brink’s shareholders pro forma for the Mergers.
Synergies were valued using a 5-year discounted free cash flow valuation based on a mid-point perpetual growth rate of 1.0% and mid-point blended weighted average cost of capital of 8.9%, discounted to December 31, 2025, with such synergies taxed at a blended tax rate weighted by earnings before interest and tax contributions of each of Brink’s and NCR Atleos.
Morgan Stanley adjusted the total pro forma implied aggregate value based on discounted cash flow analyses for Brink’s and NCR Atleos by the estimated pro forma net debt of Brink’s and NCR Atleos to arrive at a total implied pro forma equity value. Morgan Stanley then calculated the pro forma equity ownership of the current Brink’s shareholders based on the pro forma fully diluted shares outstanding (as adjusted for the Mergers) and applied this to the total implied pro forma equity value, which yielded a result of $8.056 billion. This equity value, compared with an equity value on a standalone basis to the current shareholders of Brink’s of $7.273 billion, represents a 10.8% uplift.
Subsequent to the delivery of Morgan Stanley’s opinion, Morgan Stanley and Brink’s identified a correction to the tax assumption in the cost to achieve the synergies in the Pro Forma Discounted Cash Flow Accretion Analysis. This change resulted in the implied equity value from the Pro Forma Discounted Cash Flow Accretion Analysis moving from $8,056 million to $8,032 million and the implied uplift from 10.8% to 10.4%. Morgan Stanley confirmed that this change would not have impacted Morgan Stanley’s ability to render its fairness opinion.
Brink’s Discounted Equity Value Analysis
Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s common equity as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at the company’s cost of equity in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price.
As part of this analysis, Morgan Stanley calculated future ranges of implied equity values per share of Brink’s Common Stock as of each of December 31, 2027, December 31, 2028, December 31, 2029 and December 31, 2030, respectively, and subsequently discounted each such theoretical future value range to arrive at an illustrative present value range of implied share prices for Brink’s Common Stock as of December 31, 2025.
To calculate the future ranges of implied equity values, Morgan Stanley applied an NTM AV / Adjusted EBITDA multiple of 7.9x, derived by Morgan Stanley using its experience and professional judgment and representing Brink’s current NTM Adjusted EBITDA multiple, to Brink’s estimated NTM Adjusted EBITDA as of each of December 31, 2027, December 31, 2028, December 31, 2029 and December 31, 2030, in each case based on the Brink’s Standalone Projections, and then subtracted the amount of Brink’s estimated net debt and pensions and receivables factoring as of each date, respectively, as provided by Brink’s management. Morgan Stanley then divided the resulting implied equity values by Brink’s fully diluted shares outstanding, as provided by Brink’s management, to derive ranges of future implied equity values per share. Morgan Stanley then discounted the resulting implied equity values per share to December 31, 2025 at a discount rate equal to 9.2%, which discount rate was selected by Morgan Stanley based upon its professional judgment and taking into account Brink’s assumed cost of equity of 9.2%.
This analysis indicated a range of implied equity values of Brink’s Common Stock of $154 to $170, in each case rounded to the nearest $1.00.
Pro Forma Discounted Equity Value Analysis
Morgan Stanley also performed a discounted equity value analysis pro forma for the Mergers, which is designed to provide insight into a theoretical estimate of the future implied value of a combined company’s common equity as a function of such company’s estimated pro forma future earnings and a theoretical range of trading multiples. The resulting estimated pro forma future implied value is subsequently discounted back to the present day at the pro forma company’s cost of equity in order to arrive at an illustrative estimate of the present value for the pro forma company’s theoretical future implied stock price.
As part of this analysis, Morgan Stanley calculated future ranges of implied equity values per share of Brink’s Common Stock pro forma for the Mergers as of each of December 31, 2027, December 31, 2028, December 31, 2029 and December 31, 2030, respectively, and subsequently discounted each such theoretical future value range to arrive at an illustrative present value range of implied share prices for Brink’s Common Stock pro forma for the Mergers as of December 31, 2025.
To calculate the future ranges of implied equity values, Morgan Stanley applied a range of NTM AV / Adjusted EBITDA multiples of 7.2 to 7.9x, derived by Morgan Stanley using its experience and professional judgment, to Brink’s estimated NTM Adjusted EBITDA, pro forma for the Mergers, as of each of December 31, 2027, December 31, 2028, December 31, 2029 and December 31, 2030, in each case based on the Brink’s Standalone Projections and the Brink’s Management Adjusted NCR Atleos Projections, and then subtracted the amount of Brink’s estimated net debt pro forma for the Mergers as of each date, respectively, as provided by Brink’s management. Morgan Stanley then divided the resulting pro forma implied equity value by Brink’s fully diluted shares outstanding (as adjusted for newly issued shares in the Mergers), as provided by Brink’s management, to derive ranges of future pro forma implied equity values per share. Morgan Stanley then discounted the resulting implied pro forma equity values per share to December 31, 2025 at a discount rate equal to 10.4%, which discount rate was selected by Morgan Stanley based upon its professional judgment, representing a pro forma blended cost of equity based on both Brink’s (9.2%) and NCR Atleos (11.7%) current, respective costs of equity.
Morgan Stanley compared this pro forma implied equity value per share range to the stand-alone implied equity values per share of Brink’s Common Stock, as described above under “—Brink’s Discounted Equity Value Analysis,” and to the closing trading price of Brink’s Common Stock on February 25, 2026, the last trading day prior to the date of Morgan Stanley’s presentation to the Brink’s Board, of $129.58.
Using the pro forma blended AV / Adjusted EBITDA multiple of 7.2x, Morgan Stanley derived a range of pro forma implied equity values per share of Brink’s Common Stock of $159 to $186, in each case rounded to the nearest whole $1.00, representing a 4 to 10% uplift versus the stand-alone implied equity values per share of Brink’s Common Stock of $154 to $170, in each case rounded to the nearest whole $1.00.

Using the Brink’s AV / Adjusted EBITDA multiple of 7.9x, Morgan Stanley derived a range of pro forma implied equity values per share of Brink’s Common Stock of $186 to $212, in each case rounded to the nearest whole $1.00, representing a 21 to 26% uplift versus the stand-alone implied equity values per share of Brink’s Common Stock of $154 to $170, in each case rounded to the nearest whole $1.00.
Based on this analysis, the Mergers would be accretive to Brink’s discounted equity value per share at the value implied by the discounted equity value analysis.
General
In connection with the review of the Mergers by the Brink’s Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Brink’s or NCR Atleos. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Brink’s or NCR Atleos. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view to Brink’s of the Merger Consideration to be paid by Brink’s pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated February 26, 2026, to the Brink’s Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Brink’s Common Stock might actually trade.
The Merger Consideration to be paid by Brink’s pursuant to the Merger Agreement was determined through arm’s-length negotiations between Brink’s and NCR Atleos and was approved by the Brink’s Board. Morgan Stanley provided advice to the Brink’s Board during these negotiations but did not, however, recommend any specific consideration to Brink’s or the Brink’s Board or that any specific consideration constituted the only appropriate consideration for the Mergers.
Morgan Stanley’s opinion and its presentation to the Brink’s Board was one of many factors taken into consideration by the Brink’s Board in deciding to approve, adopt and authorize the Merger Agreement and the Mergers. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Brink’s Board with respect to the Merger Consideration pursuant to the Merger Agreement or of whether the Brink’s Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.
The Brink’s Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Brink’s, NCR Atleos, or any other company, or any currency or commodity, that may be involved in the Mergers, or any related derivative instrument.
Under the terms of its engagement letter, Morgan Stanley provided the Brink’s Board with financial advisory services and a fairness opinion, described in this section and attached to this joint proxy statement/prospectus as Annex B, in connection with the Mergers, and Brink’s has agreed to pay Morgan Stanley a fee for its services of up to $35 million, $1.5 million of which was payable as of Morgan Stanley’s delivery of its fairness opinion, $5 million of which Brink’s may decide, in its sole discretion, to pay to Morgan Stanley in recognition of the value contributed by Morgan Stanley as part of the Mergers, and the remainder of which is payable if the Mergers are consummated. As of the date of this joint proxy statement/prospectus, the Brink’s Board has made no determination with respect to the discretionary portion of such fee. Brink’s has also agreed to reimburse Morgan Stanley for certain of its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Brink’s has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.
During the two years preceding the date of delivery of Morgan Stanley’s written opinion, except for the engagement with Brink’s in connection with the Mergers, neither Morgan Stanley nor its affiliates have received any fees from Brink’s or NCR Atleos for the rendering of financial advisory and financing services. Morgan Stanley will receive customary fees from the arrangement of bridge facilities as further described in the Debt Commitment Letter and related documentation. Morgan Stanley may seek to provide financial advisory and financing services to Brink’s and NCR Atleos and their respective affiliates in the future and would expect to receive customary fees for the rendering of these services.
As of February 19, 2026, which was the most recent practicable date for such determination prior to the rendering of Morgan Stanley’s opinion, Morgan Stanley held, to its knowledge, an aggregate interest of less than 1% in Brink’s Common Stock and between 1% and 2% in NCR Atleos Common Stock, which interests are held in connection with one or more of Morgan Stanley’s (i) investment management business, (ii) wealth management business, including client discretionary accounts and (iii) ordinary course trading activities, including hedging activities.
NCR Atleos’ Reasons for the Mergers; Recommendation of the NCR Atleos Board
By unanimous vote, the NCR Atleos Board, at a meeting held on February 26, 2026, (i) determined that it is in the best interests of NCR Atleos and the NCR Atleos stockholders, and declared it advisable, that NCR Atleos enter into the Merger Agreement and consummate the Transactions, including the Mergers, (ii) declared that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in the Merger Agreement, (iii) recommended that the NCR Atleos stockholders approve the Transactions, including the Mergers, and (iv) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of the NCR Atleos stockholders. The NCR Atleos Board unanimously recommends that NCR Atleos stockholders vote “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.
In the course of reaching its determination and recommendation, the NCR Atleos Board met numerous times to consider a potential transaction with Brink’s and consulted with the NCR Atleos Transaction Committee, NCR Atleos’ management and its legal counsel and financial advisor. In recommending that NCR Atleos stockholders vote their shares of NCR Atleos Common Stock in favor of approval of the Transactions, including the Mergers, the NCR Atleos Board also considered a number of factors, including the following factors (which are presented below in no particular order) that the NCR Atleos Board viewed as being generally positive or favorable in coming to its determination and recommendation:
•
the Merger Consideration, consisting of $30.00 in cash and 0.1574 shares of Brink’s Common Stock for each share of NCR Atleos Common Stock, having an implied nominal value of $50.40 per share of NCR Atleos Common Stock based on the closing price of Brink’s Common Stock as of February 25, 2026 (the last trading day before public announcement of the Mergers), represented a premium of (A) approximately 24% over the $40.57 closing price of NCR Atleos Common Stock as of February 25, 2026 and (B) approximately 26% over the 30-day volume-weighted average price of NCR Atleos Common Stock of $40.06 as of February 25, 2026;

•
the cash and stock mix of consideration would deliver NCR Atleos stockholders a majority of the Merger Consideration in cash, which provides NCR Atleos stockholders with immediate and certain value in respect of their shares;

•
the stock portion of the Merger Consideration will provide NCR Atleos stockholders with an approximately 22% ownership stake in the combined company, which will allow NCR Atleos stockholders to participate in the synergies, operational efficiencies and potential for growth of the combined company, including the NCR Atleos Board’s beliefs with respect to:

○	the position of the combined company as a leading financial technology infrastructure provider, with enhanced exposure in the ATM managed services and digital retail solutions businesses;
○
the ability of the combined company to establish greater scale and geographic depth with an improved ability to serve financial institutions, governments, retailers, and independent ATM operators through an integrated set of expanded technology, logistics, and service capabilities across its global footprint;

○
the potential for NCR Atleos brands to benefit from the complementarity between the products, services and software of Brink’s and NCR Atleos, with the combined company having an opportunity to provide financial institutions and retail customers with a broad set of financial technology infrastructure solutions;

○
the opportunity to maximize both companies’ complementary strengths, including Brink’s global cash management expertise and route-based infrastructure and NCR Atleos’ end-to-end ATM management and services expertise as well as its owned-and-operated ATM network and fast-growing ATM as a Service outsourcing solutions, to accelerate global growth;

○	the potential for the combined company to achieve a meaningfully enhanced financial profile over time, with improved growth outlook and profitability;
○	Brink’s expectation that the combined company will reduce leverage following the closing of the Mergers to drive strategic capital investment for long-term growth; and
○	the $200 million in annual run-rate cost synergies expected to be available to the combined company, which are expected to be captured in the first three years following closing;
•
the stock portion of the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, which provides NCR Atleos stockholders the opportunity to benefit from any increase in the trading price of Brink’s Common Stock before the closing of the Mergers;

•
the potential risks and uncertainties associated with remaining a standalone company, including consideration of (i) NCR Atleos’ business, operations, financial condition, earnings, prospects, competitive position and the business, competitive, regulatory, financing and economic environment, developments in the industries in which NCR Atleos operates and recent market events surrounding NCR Atleos, and (ii) NCR Atleos’ long-term strategic plan and financial forecasts as a standalone company, and the inherent uncertainty of and risks associated with achieving and executing such long-term strategic plan;

•
at the meeting of the NCR Atleos Board on February 26, 2026, J.P. Morgan rendered an oral opinion to the NCR Atleos Board that, as of such date and based upon and subject to the assumptions, qualifications, and limitations and other matters set forth in its opinion, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its February 26, 2026 oral opinion by delivering its written opinion to the NCR Atleos Board, dated as of February 26, 2026, that, as of such date, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders, as more fully described below under “—Opinion of NCR Atleos’ Financial Advisor”;

•
the course of discussions and negotiations between NCR Atleos and Brink’s, improvements to the terms of Brink’s acquisition proposal in connection with those negotiations, including those ultimately resulting in a price per share of NCR Atleos Common Stock of $30.00 in cash and 0.1574 shares of Brink’s Common Stock, and the NCR Atleos Board’s belief based on these negotiations that Brink’s proposal represented the highest price that Brink’s was willing to pay and that these were the most favorable terms to NCR Atleos to which Brink’s was willing to agree, as more fully described above under “—Background of the Mergers”;

•	the combined company will be overseen by an experienced board, with one member of the NCR Atleos Board to join the Brink’s Board at closing of the Mergers;
•
the Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, with the result, if the Mergers so qualify, that a U.S. holder (as defined in the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Mergers”) of NCR Atleos Common Stock that receives shares of Brink’s Common Stock and cash in exchange for shares of NCR Atleos Common Stock in connection with the First Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount, if any, by which the sum of the cash and the fair market value of the Brink’s Common Stock received by such U.S. holder in connection with the First Merger exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s NCR Atleos Common Stock exchanged therefor and (ii) the amount of cash received by such U.S. holder (in each case, excluding any cash received in lieu of a fractional share of Brink’s Common Stock, which is addressed in “Certain Material U.S. Federal Income Tax Consequences of the Mergers—Cash Instead of Fractional Shares”);

•	the terms of the Merger Agreement, taken as a whole, which, after review and consultation with NCR Atleos’ management and legal counsel, the NCR Atleos Board concluded are reasonable, including:
○	the customary nature of the representations, warranties and covenants of Brink’s and NCR Atleos in the Merger Agreement;

○
the fact that the Merger Agreement provides NCR Atleos sufficient operating flexibility to conduct its business in the ordinary course until the consummation of the Mergers or termination of the Merger Agreement;

○
the parties’ covenants to use their respective reasonable best efforts to consummate and make effective, as promptly as reasonably practicable, the Transactions, so as to enable the closing of the Mergers to occur as promptly as reasonably practicable (and in any event no later than the Outside Date), including the commitment of the parties to agree to divestitures or other remedies, subject to certain thresholds;

○
the deal protection and termination provisions of the Merger Agreement, including NCR Atleos’ right to receive a termination fee of $175,000,000 if the Merger Agreement is terminated under certain circumstances;

○
the provisions of the Merger Agreement that permit NCR Atleos, in response to certain unsolicited acquisition proposals, to, under certain circumstances, furnish information or enter into discussions with third parties in connection with a competing proposal, as further described in the section entitled “The Merger Agreement—Covenants and Agreements—NCR Atleos Takeover Proposals”;

○
the provisions of the Merger Agreement allowing the NCR Atleos Board to change its recommendation to NCR Atleos stockholders prior to obtaining stockholder approval of the Transactions in specified circumstances relating to a superior proposal or intervening event, subject to Brink’s right to receive payment of the termination fee of $145,000,000, and that the amount of such termination fee is comparable to termination fees in transactions of a similar size, as further described in the section entitled “The Merger Agreement—Covenants and Agreements—NCR Atleos Board Recommendation; NCR Atleos Adverse Recommendation Change”;

○
the fact that the definition of “NCR Atleos Material Adverse Effect” has a number of customary exceptions, as further described in the section entitled “The Merger Agreement—Representations and Warranties,” and is generally a very high standard applied by courts; and

○
other terms and conditions of the Merger Agreement, and the proposed debt financing, which were reviewed by the NCR Atleos Board with NCR Atleos’ financial advisors and legal counsel, and the fact that such terms were the product of arm’s-length negotiations between the parties;

•
the likelihood that the Mergers would be completed, including after consideration of the risks related to the satisfaction of conditions to closing, which included consideration of, among other things:

○
the likelihood of obtaining regulatory and other approvals required in connection with the Mergers, including in light of the commitment of the parties to agree to divestitures or other remedies in connection with obtaining such approvals, subject to certain thresholds; and

○
the absence of a financing condition to Brink’s obligations under the Merger Agreement and Brink’s’ receipt of committed financing from Morgan Stanley Senior Funding, Inc. (“MSSF”), and existing cash on hand, to fund the Cash Consideration and refinance certain indebtedness of NCR Atleos; and

•	NCR Atleos stockholders would have an opportunity to approve the NCR Atleos Merger Proposal.
The NCR Atleos Board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (which are presented below in no particular order):
•	the challenges inherent in the combination of two independent businesses of the size, geographical diversity and scope of Brink’s and NCR Atleos’, including:
○	the possibility that the combined company might not achieve its projected financial results;
○
the possibility that the anticipated strategic and other anticipated benefits of the transaction, including the anticipated synergies and other anticipated cost savings, might not be achieved in the time frame contemplated or at all;

○	the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time; and
○	the other numerous risks and uncertainties that, if the Mergers are completed, could adversely affect the combined company’s business, operations, financial results and trading price;

•
the risk that, while the Merger Consideration represented a premium of (A) approximately 24% over the $40.57 closing price of NCR Atleos Common Stock as of February 25, 2026 and (B) approximately 26% over the 30-day volume-weighted average price of NCR Atleos Common Stock of $40.06 as of February 25, 2026, the Merger Consideration may not fully reflect NCR Atleos’ standalone value, business fundamentals or long-term prospects;

•
although a majority of the Merger Consideration consists of cash, because the stock portion of the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, NCR Atleos stockholders bear the risk of a decrease in the trading price of Brink’s Common Stock during the pendency of the Mergers;

•
the possibility that, notwithstanding the NCR Atleos Board’s belief that the Transactions are in the best interests of NCR Atleos and the NCR Atleos stockholders, another party might be willing to offer a more attractive proposal to NCR Atleos stockholders than the Transactions with Brink’s;

•
the potential negative effects of the announcement and pendency of the Mergers, including the length of time anticipated between the execution of the Merger Agreement and the consummation of the Mergers, and the adverse impact that such interim period could have on NCR Atleos and its business, including:

○	the potential distraction of its workforce and management team from day-to-day operations and from pursuing other strategic alternatives and other opportunities that could be beneficial to NCR Atleos;
○	the potential negative impact on NCR Atleos’ relationships with investors, customers, suppliers, business partners, other third parties and the communities in which NCR Atleos operates; and
○
the potential negative impact on NCR Atleos’ ability to attract, hire and retain key employees, as current and prospective employees may experience uncertainty about their future roles with NCR Atleos or the combined company following the Mergers;

•
the possibility that the Mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of NCR Atleos and Brink’s, including the failure to receive the necessary stockholder, shareholder or regulatory approvals, and the risks and costs to NCR Atleos from such failure to complete or delay in completing the Mergers, including:

○
the trading price of NCR Atleos Common Stock may decline to the extent that the market price of the NCR Atleos Common Stock currently reflects positive market assumptions that the Mergers will be consummated;

○
the costs associated with the consummation of the Mergers, including the potential disruption to NCR Atleos’ business and distraction of its workforce and management team from day-to-day operations and from pursuing other strategic alternatives and other opportunities that could be beneficial to NCR Atleos, in each case without realizing any of the benefits of having the Mergers completed; and

○
adverse impact and reputational harm to NCR Atleos’ relationships with investors, customers, suppliers, business partners, other third parties and the communities in which NCR Atleos operates due to the adverse perception of any failure to successfully complete the Mergers;

•
the risk that NCR Atleos or Brink’s may be subject to lawsuits or other challenges to the Mergers, and adverse effects of these challenges, including any adverse rulings in lawsuits, may delay or prevent the Mergers from being completed or that may require NCR Atleos or Brink’s to incur significant costs to address such challenges, including any costs to defend or settle any lawsuits;

•	only one member of the NCR Atleos Board is expected to join the Brink’s Board at the closing of the Mergers;
•
the restrictions on the conduct of NCR Atleos’ business during the period between the execution of the Merger Agreement and the consummation of the Mergers as set forth in the Merger Agreement, which could delay or prevent NCR Atleos from undertaking non-ordinary course business opportunities that may arise, or from undertaking any other non-ordinary course action it would otherwise take with respect to the operations of NCR Atleos absent the pending consummation of the Mergers;

•
the possibility that the $145,000,000 termination fee payable by NCR Atleos to Brink’s under certain circumstances involving the termination of the Merger Agreement could discourage other potential parties from making a competing offer;

•
NCR Atleos’ directors and executive officers may have interests in the Mergers that may be different from, or in addition to, those of NCR Atleos stockholders, as more fully described below under “—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers”;

•	NCR Atleos stockholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement or Maryland law;
•
the Brink’s Share Issuance Proposal is subject to approval of Brink’s shareholders, and if Brink’s shareholders fail to approve the Brink’s Share Issuance Proposal, the Merger Agreement may generally be terminated by NCR Atleos or Brink’s without payment of a termination fee to NCR Atleos; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The NCR Atleos Board believed that, overall, the potential benefits of the Transactions to NCR Atleos stockholders outweighed the risks and uncertainties of the Transactions.
The foregoing discussion of the information and factors considered by the NCR Atleos Board is not intended to be exhaustive, but includes the material factors considered by the NCR Atleos Board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions, and the complexity of these matters, the NCR Atleos Board did not find it useful and did not attempt to rank, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to recommend that the NCR Atleos stockholders approve the Transactions, including the Mergers. Rather, in evaluating the Merger Agreement and the Transactions, the NCR Atleos Board considered all these factors as a whole, including through its discussions with NCR Atleos’ management and financial and legal advisors. In addition, individual members of the NCR Atleos Board may have given differing weights to different factors.
For the reasons set forth above, the NCR Atleos Board, by the unanimous vote of directors present at the applicable meeting, (i) determined that it is in the best interests of NCR Atleos and the NCR Atleos stockholders, and declared it advisable, that NCR Atleos enter into the Merger Agreement and consummate the Transactions, including the Mergers, (ii) declared that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in the Merger Agreement, (iii) recommended that the NCR Atleos stockholders approve the Transactions, including the Mergers, and (iv) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of the NCR Atleos stockholders.
In considering the recommendation of the NCR Atleos Board, you should be aware that certain directors and executive officers of NCR Atleos may have interests in the Mergers that are different from, or in addition to, interests of stockholders of NCR Atleos generally and may create potential conflicts of interest. The NCR Atleos Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that NCR Atleos stockholders vote to approve the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal. See “The Mergers—Interests of NCR Atleos’ Directors and Executive Officers in the Mergers.”
It should be noted that this explanation of the reasoning of the NCR Atleos Board and certain other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the NCR Atleos Board unanimously recommends that NCR Atleos stockholders vote “FOR” the NCR Atleos Merger Proposal, “FOR” the NCR Atleos Compensation Proposal and “FOR” the NCR Atleos Adjournment Proposal.
Opinion of NCR Atleos’ Financial Advisor
Pursuant to an engagement letter, NCR Atleos retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.
At the meeting of the NCR Atleos Board on February 26, 2026, J.P. Morgan rendered its oral opinion to the NCR Atleos Board that, as of such date and based upon and subject to the assumptions, qualifications, and limitations and other matters set forth in its opinion, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its February 26, 2026 oral opinion by delivering its written opinion to the NCR Atleos Board, dated as of February 26, 2026, that, as of such date, the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers was fair, from a financial point of view, to such stockholders.
The full text of the written opinion of J.P. Morgan, dated as of February 26, 2026, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of NCR Atleos Common Stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the NCR Atleos Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Mergers, was directed only to the Merger Consideration to be paid in the Mergers and did not address any other aspect of the Transactions. J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of NCR Atleos or as to the underlying decision by NCR Atleos to engage in the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth below is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of NCR Atleos as to how such stockholder should vote with respect to the proposed Transactions or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed the Merger Agreement;
•	reviewed certain publicly available business and financial information concerning NCR Atleos and Brink’s and the industries in which they operate;
•
compared the proposed financial terms of the Mergers with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of NCR Atleos and Brink’s with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of NCR Atleos Common Stock and Brink’s Common Stock and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of NCR Atleos relating to the respective businesses of Brink’s and NCR Atleos, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the Mergers (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of the management of NCR Atleos and Brink’s with respect to certain aspects of the Mergers, and the past and current business operations of NCR Atleos and Brink’s, the financial condition and future prospects and operations of NCR Atleos and Brink’s, the effects of the Mergers on the financial condition and future prospects of NCR Atleos and Brink’s, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by NCR Atleos and Brink’s or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of NCR Atleos or Brink’s under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of NCR Atleos and Brink’s to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Mergers will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by NCR Atleos and Brink’s in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to NCR Atleos with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Mergers will be obtained without any adverse effect on NCR Atleos or Brink’s or on the contemplated benefits of the Mergers.
The projections furnished to J.P. Morgan were prepared by NCR Atleos’ management. NCR Atleos does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Mergers, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of NCR Atleos’ management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to “—Certain Unaudited Prospective Financial Information” below.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of NCR Atleos Common Stock in the proposed Mergers, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of NCR Atleos or the underlying decision by NCR Atleos to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Transactions, or any class of such persons relative to the Merger Consideration to be paid in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which NCR Atleos Common Stock or Brink’s Common Stock will trade at any future time.
J.P. Morgan was not authorized by NCR Atleos to, nor did J.P. Morgan, solicit any expressions of interest from any other parties with respect to the sale of all or any part of NCR Atleos or any other alternative transaction.
The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s-length negotiations between NCR Atleos and Brink’s, and the decision to enter into the Merger Agreement was solely that of the NCR Atleos Board and the Brink’s Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the NCR Atleos Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the NCR Atleos Board or NCR Atleos’ management with respect to the proposed Transactions or the Merger Consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the NCR Atleos Board on February 26, 2026 and in the presentation delivered to the NCR Atleos Board in connection with the rendering of such opinion and this summary does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of J.P. Morgan’s financial analyses include information presented in tabular format. These tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples.
Using publicly available information, J.P. Morgan compared selected financial data of each of NCR Atleos and Brink’s with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by NCR Atleos and Brink’s (or aspects thereof), as applicable.
The comparable companies selected by J.P. Morgan with respect to NCR Atleos were as follows:
•	Euronet Worldwide, Inc.
•	Diebold Nixdorf, Inc.
The comparable companies selected by J.P. Morgan with respect to Brink’s were as follows:
•	Securitas AB
•	Loomis AB
These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of NCR Atleos and Brink’s, as applicable. However, certain of these companies may have characteristics that are materially different from those of NCR Atleos and Brink’s, as applicable, and none of the selected companies are identical or directly comparable to NCR Atleos or Brink’s. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect NCR Atleos or Brink’s, as applicable.
Using publicly available information, J.P. Morgan calculated, for each selected company, the multiple of adjusted firm value (calculated as equity value, plus or minus, as applicable, net debt or net cash, tax-affected unfunded pension liabilities and receivables factoring, the “FV”) to analyst consensus estimates of calendar year 2026 Adjusted EBITDA (before stock-based compensation) (“Adjusted EBITDA” and, for calendar year 2026, the “CY2026E Adjusted EBITDA”) for the applicable company (the “FV / CY2026E Adj. EBITDA Multiple”).
For NCR Atleos, based on the results of this analysis, J.P. Morgan selected a FV / CY2026E Adj. EBITDA Multiple reference range of 5.0x to 7.0x and applied such reference range to NCR Atleos’ projected CY2026E Adjusted EBITDA, excluding interest income. This analysis derived a range of implied share prices of NCR Atleos Common Stock (rounded to the nearest $0.25) of $25.00 to $49.25. This range of implied equity value per share was compared to (i) the closing price per share of NCR Atleos Common Stock as of February 23, 2026 of $40.00 and (ii) the implied Brink’s offer price of $50.07 per share of NCR Atleos Common Stock, as of February 23, 2026.
For Brink’s, based on the results of this analysis, J.P. Morgan selected a FV / CY2026E Adj. EBITDA Multiple reference range of 6.5x to 8.0x and applied such reference range to Brink’s projected CY2026E Adjusted EBITDA, excluding interest income. This analysis derived a range of implied share prices of Brink’s Common Stock (rounded to the nearest $0.25) of $92.00 to $128.25. This range of implied equity values per share was compared to the closing price per share of Brink’s Common Stock of $127.51 as of February 23, 2026.
Selected Transaction Analysis.
Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar to the proposed Mergers (or aspects thereof). The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed Mergers:

Announcement Date	Acquiror	Target
October 2022	The Brink’s Company	NoteMachine
April 2021	The Brink’s Company	PAI, Inc.
January 2021	NCR Voyix Corporation (f/k/a NCR Corporation)	Cardtronics plc
February 2020	The Brink’s Company	G4S plc (cash operations in certain markets)
October 2016	Cardtronics plc	Digital Commerce Payments Inc.

None of the selected transactions reviewed was identical to the proposed Transactions. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Transactions.
Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV to last twelve month (“LTM”) Adjusted EBITDA as of the announcement date for the applicable transaction (the “FV / LTM EBITDA Multiple”). Based on the results of this analysis, J.P. Morgan selected a FV / LTM EBITDA Multiple reference range for NCR Atleos of 5.0x to 9.2x. J.P. Morgan then applied such reference range to the LTM Adjusted EBITDA of NCR Atleos (calculated as described above). This analysis indicated a range of implied equity values per share of NCR Atleos Common Stock (rounded to the nearest $0.25) of approximately $19.50 to $65.50 and a FV / CY2026E Adj. EBITDA Multiple reference range of 4.5x to 8.4x, which was compared to (i) the closing trading price of NCR Atleos Common Stock of $40.00 on February 23, 2026 and (ii) the implied Brink’s offer price of $50.07 per share of NCR Atleos Common Stock, as of February 23, 2026.
Discounted Cash Flow Analysis.
J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied stand-alone equity present value per share for NCR Atleos Common Stock and Brink’s Common Stock. J.P. Morgan conducted discounted cash flow analyses of NCR Atleos and Brink’s by calculating the estimated present value of the unlevered free cash flows expected to be generated by NCR Atleos and Brink’s during fiscal years 2026 through 2030 based on, in the case of NCR Atleos, the NCR Atleos February 2026 Standalone Projections and, in the case of Brink’s, the NCR Atleos Management Adjusted Brink’s Projections, as discussed more fully below under “—Certain Unaudited Prospective Financial Information.” J.P. Morgan then calculated a range of terminal values at the end of this period by assuming a range of terminal FV / next twelve month (“NTM”) Adjusted EBITDA multiples of 5.5x to 6.5x for NCR Atleos and 6.75x to 7.75x for Brink’s, which were then applied to the respective Adjusted EBITDA values of NCR Atleos and Brink’s during the terminal period. This resulted in implied perpetuity growth rates ranging from negative 1.4% to 0.8% for NCR Atleos and negative 1.8% to 0.1% for Brink’s. The unlevered free cash flows, the range of terminal values and net debt for each of NCR Atleos and Brink’s were discounted to present values (as of March 31, 2026), using discount rates ranging from 7.75% to 8.75% for NCR Atleos and 6.25% to 7.25% for Brink’s, respectively, which ranges J.P. Morgan chose based upon an analysis of the weighted average cost of capital of each of NCR Atleos and Brink’s.
This analysis indicated a range of implied per share equity values for NCR Atleos Common Stock (rounded to the nearest $0.25) of approximately $41.25 to $53.75 and a FV / CY2026E Adj. EBITDA Multiple reference range of 6.3x to 7.3x, which J.P. Morgan compared to (i) the closing price per share of NCR Atleos Common Stock of $40.00 as of February 23, 2026 and (ii) the implied Brink’s offer price of $50.07 per share of NCR Atleos Common Stock, as of February 23, 2026.
This analysis also indicated a range of implied per share equity values for Brink’s Common Stock (rounded to the nearest $0.25) of approximately $142.25 to $172.75 on a stand-alone basis (i.e., without Synergies) and a FV / CY2026E Adj. EBITDA Multiple reference range of 8.5x to 9.7x, which J.P. Morgan compared to the closing price per share of Brink’s Common Stock of $127.51 as of February 23, 2026.
Discounted Cash Flow-Based Value Creation Analysis.
J.P. Morgan prepared a value creation analysis that compared the estimated implied equity value of NCR Atleos on a stand-alone basis, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of NCR Atleos described above, to the estimated NCR Atleos’ stockholders’ portion of the pro forma combined company equity value. J.P. Morgan determined NCR Atleos’ stockholders’ portion of the pro forma combined equity value by (i) adding the sum of (a) the equity value of NCR Atleos, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of NCR Atleos described above, (b) the equity value of Brink’s derived using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Brink’s described above and (c) the net present value of the expected Synergies using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of the Synergies described below, (ii) subtracting the aggregate Cash Consideration and the estimated one-time transaction fees based on guidance provided by NCR Atleos’ management and (iii) multiplying such result by an estimated pro forma equity ownership of the combined company by the former NCR Atleos stockholders of 22.4%.
J.P. Morgan determined the projected terminal value of expected Synergies by conducting a discounted cash flow analysis. J.P. Morgan calculated the unlevered free cash flows that the projected net Synergies were expected to generate during calendar year 2027 through calendar year 2030 based on estimates by NCR Atleos’ management. J.P. Morgan then calculated a range of terminal values for the projected Synergies at the end of this period by assuming a range of terminal FV / NTM Adjusted EBITDA multiples of 5.5x to 6.5x, which were then applied to the estimated terminal Adjusted EBITDA value of the projected Synergies during the terminal period. This resulted in implied perpetuity growth rates ranging from negative 5.4% to negative 2.8%. The unlevered free cash flows and range of terminal values were then discounted to present values (as of March 31, 2026), using discount rates ranging from 7.75% to 8.75%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of NCR Atleos.
The value creation analysis indicated that the proposed Mergers represent an implied price of $55.68 per share of NCR Atleos Common Stock, representing an accretion in value of approximately 17% compared to the stand-alone equity value of NCR Atleos based on the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of NCR Atleos described above. There can be no assurances, however, that the expected Synergies and the estimated one-time transaction-related expenses and other impacts referred to above will not be substantially greater or less than the estimate described above.
Miscellaneous.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of J.P. Morgan’s analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of NCR Atleos or Brink’s. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to NCR Atleos or Brink’s, and none of the selected transactions reviewed was identical to the Mergers. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of NCR Atleos and Brink’s. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Mergers. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to NCR Atleos and Brink’s and the transactions compared to the Mergers.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise NCR Atleos with respect to the Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with NCR Atleos, Brink’s and the industries in which they operate.
NCR Atleos has agreed to pay J.P. Morgan an estimated aggregate fee of $43.0 million, $4.0 million of which was payable upon delivery by J.P. Morgan of its opinion and the remainder of which is contingent and payable upon the consummation of the Transactions, for services rendered in connection with the Transactions. In addition, NCR Atleos may, in its sole discretion, based on its assessment of J.P. Morgan’s performance of its services rendered in connection with the Transactions, pay J.P. Morgan an additional fee of $7.0 million upon the consummation of the Transactions. In addition, NCR Atleos has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with NCR Atleos, including acting as joint lead arranger on a syndicated credit facility in October 2024.
During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had and continue to have commercial or investment banking relationships with Brink’s, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on a notes offering for Brink’s in June 2024 and as joint lead arranger and joint bookrunner on a revolving credit facility for Brink’s Capital, a wholly owned subsidiary of Brink’s, in July 2024. J.P. Morgan’s commercial banking affiliate is a lender under outstanding credit facilities of Brink’s, for which it receives compensation or other financial benefits, and such affiliate will maintain its existing lending commitment amounts in any amendment to such credit facilities. During the two-year period preceding delivery of its opinion ending on February 26, 2026, the aggregate fees recognized by J.P. Morgan and its affiliates from Brink’s were approximately $3.0 million.
In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of NCR Atleos or Brink’s for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments. As of February 26, 2026, J.P. Morgan and its affiliates held, on a proprietary basis, less than 1% of the outstanding common stock of each of NCR Atleos and Brink’s.
Certain Unaudited Prospective Financial Information
Neither Brink’s nor NCR Atleos, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Transactions, the following unaudited prospective financial information was prepared: (i) certain unaudited prospective financial information with respect to Brink’s on a standalone basis for Brink’s fiscal years 2026 through 2028, prepared by Brink’s management, and extrapolated by Brink’s management for Brink’s fiscal years 2029 and 2030, which we refer to as the “Brink’s Standalone Projections;” (ii) certain unaudited prospective financial information with respect to NCR Atleos on a standalone basis for NCR Atleos’ fiscal years 2025 through 2028, prepared by NCR Atleos management, which we refer to as the “NCR Atleos August 2025 Standalone Projections,” certain unaudited prospective financial information with respect to NCR Atleos on a standalone basis for NCR Atleos’ fiscal years 2026 through 2028, prepared by NCR Atleos management, which we refer to as the “NCR Atleos January 2026 Standalone Projections,” and certain unaudited prospective financial information with respect to NCR Atleos on a standalone basis for NCR Atleos’ fiscal years 2026 through 2030, prepared by NCR Atleos management, which we refer to as the “NCR Atleos February 2026 Standalone Projections,” and which, together with the NCR Atleos August 2025 Standalone Projections and the NCR Atleos January 2026 Standalone Projections, we refer to collectively as the “NCR Atleos Standalone Projections;” (iii) certain unaudited prospective financial information with respect to NCR Atleos on a standalone basis for NCR Atleos’ fiscal years 2026 through 2028, based on the NCR Atleos August 2025 Standalone Projections and the NCR Atleos February 2026 Standalone Projections, as combined and adjusted by Brink’s management, and extrapolated by Brink’s management for NCR Atleos’ 2029 and 2030 fiscal years, which we refer to as the “Brink’s Management Adjusted NCR Atleos Projections;” (iv) certain unaudited prospective financial information with respect to Brink’s on a standalone basis for Brink’s fiscal years 2026 through 2028, based on the Brink’s Standalone Projections prepared by Brink’s management, as adjusted by NCR Atleos management, and extrapolated by NCR Atleos management for fiscal years 2029 and 2030, which we refer to as the “NCR Atleos Management Adjusted Brink’s Projections;” (v) certain estimates of cost synergies expected to be realized following the completion of the Transactions for fiscal years 2027 through 2030, prepared by NCR Atleos management, which we refer to as the “NCR Atleos Synergy Projections;” and (vi) certain estimates of cost synergies expected to be realized following the completion of the Transactions for fiscal years 2027 through 2030, prepared by Brink’s management, which we refer to as the “Brink’s Synergy Projections,” and which, together with the NCR Atleos Synergy Projections, we refer to collectively as the “Synergy Projections.”
We refer to the extrapolations discussed in the preceding paragraph as the “Internal Extrapolations,” or the “Brink’s Internal Extrapolations” and the “NCR Atleos Internal Extrapolations,” respectively. We refer to the Brink’s Standalone Projections, the NCR Atleos Standalone Projections, the Brink’s Management Adjusted NCR Atleos Projections, the NCR Atleos Management Adjusted Brink’s Projections, the Internal Extrapolations and the Synergy Projections as the “Forecasted Financial Information.”
The Brink’s Standalone Projections, the NCR Atleos Standalone Projections, the Brink’s Management Adjusted NCR Atleos Projections, the NCR Atleos Management Adjusted Brink’s Projections and the Internal Extrapolations were prepared treating Brink’s and NCR Atleos, respectively, on a standalone basis, without giving effect to the Transactions, and exclude, among other things: (i) any impact of the negotiation or execution of the Merger Agreement or the Transactions; (ii) the expenses that have already been and will be incurred in connection with completing the Transactions; (iii) the potential synergies that may be achieved by the combined company as a result of the Transactions; (iv) the effect of any restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals; (v) the effect of any business, operations or strategic decisions or actions that have been or will be taken as a result of the Merger Agreement having been executed or in anticipation of completing the Transactions; (vi) certain potential or actual litigation and regulatory actions to which Brink’s or NCR Atleos may be parties or may be subject; and (vii) the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed but that were instead altered, accelerated, postponed or not taken in anticipation of the Transactions.
The Forecasted Financial Information is not included in this joint proxy statement/prospectus to influence any decision on whether to vote for the NCR Atleos Merger Proposal or the Brink’s Share Issuance Proposal, as applicable, but rather is included in this joint proxy statement/prospectus to give Brink’s shareholders and NCR Atleos’ stockholders access to certain non-public information that was provided to the Brink’s Board and Brink’s financial advisor and to the NCR Atleos Board and NCR Atleos’ financial advisor, as applicable. The inclusion of the Forecasted Financial Information should not be regarded as an indication that the Brink’s Board, Brink’s, the NCR Atleos Board, NCR Atleos or their respective members of management or financial advisors or any other recipient of this information considered, or now considers, them to be necessarily predictive of actual future results, and they should not be relied on as such. There can be no assurance that the projected results will be realized or that actual results of Brink’s, NCR Atleos, or the combined company (the performance of which, other than for the limited purposes of the Synergy Projections, is not addressed by any of the Forecasted Financial Information) will not be materially lower or higher than estimated, whether or not the Transactions are completed. The Forecasted Financial Information is based solely on information available to Brink’s management and NCR Atleos management, as applicable, at the time of their preparation and have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this joint proxy statement/prospectus. Brink’s may in the future report results of operations for periods included in the Brink’s Standalone Projections that will be completed following the preparation of the Brink’s Standalone Projections. NCR Atleos may in the future report results of operations for periods included in the NCR Atleos Standalone Projections that will be completed following the preparation of the NCR Atleos Standalone Projections. Brink’s shareholders and NCR Atleos’ stockholders and Brink’s and NCR Atleos’ investors are urged to refer to Brink’s and NCR Atleos’ periodic filings with the SEC for information on Brink’s and NCR Atleos’ respective actual historical results.
The Forecasted Financial Information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, but, in the view of Brink’s management or NCR Atleos management, as applicable, was reasonably prepared in good faith on a basis reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of Brink’s management’s or NCR Atleos management’s, as applicable, knowledge and belief, the expected future financial performance of Brink’s and NCR Atleos, as applicable, and, in the case of the Synergy Projections, the combined company. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the Forecasted Financial Information. Although Brink’s management and NCR Atleos management believe there is a reasonable basis for their respective Forecasted Financial Information, Brink’s and NCR Atleos caution that actual future results could be materially different from the Forecasted Financial Information.
The Forecasted Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Brink’s management and NCR Atleos management, as applicable. Neither Brink’s nor NCR Atleos’ respective independent registered public accounting firms, nor any other independent accountants, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasted Financial Information and, accordingly, each of Brink’s and NCR Atleos’ respective independent registered public accounting firms do not express an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the Forecasted Financial Information. The report of Brink’s independent registered public accounting firm contained in the Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Brink’s, and such report does not extend to the Forecasted Financial Information and should not be read to do so. The report of NCR Atleos’ independent registered public accounting firm contained in the NCR Atleos Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of NCR Atleos, and such report does not extend to the Forecasted Financial Information and should not be read to do so.
The Forecasted Financial Information is subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Forecasted Financial Information is based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Brink’s management and NCR Atleos management, as applicable, as of the date of their preparation. These estimates and assumptions may prove to be affected by any number of factors, including the impact of the announcement, pendency and consummation of the Transactions, general economic conditions and political or regulatory conditions or developments globally or in the markets or industries in which Brink’s and NCR Atleos do business, the risk of litigation or government or regulatory action, disruptions in the capital and credit markets and other risks and uncertainties described or incorporated by reference in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Brink’s and NCR Atleos and will be beyond the control of the combined company following the completion of the Transactions. The Forecasted Financial Information also reflects assumptions as to certain business decisions that are subject to change. There can be no assurance that the Forecasted Financial Information will be realized, and actual results will likely differ, and may differ materially, from those shown. Generally, the further out the period to which the Forecasted Financial Information relate, the less predictive the information becomes.
The Forecasted Financial Information includes financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) for each of Brink’s and NCR Atleos. Please see the tables below for a description of how Brink’s and NCR Atleos define these non-GAAP financial measures for purposes of the Forecasted Financial Information in this section. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Brink’s and NCR Atleos may not be comparable to similarly titled measures used by other companies. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure of financial projections provided to a board of directors or a financial advisor in connection with a proposed business combination, such as the Transactions, if the disclosure is included in a document such as this joint proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures were not relied upon by the Brink’s Board, the NCR Atleos Board or their respective members of management or financial advisors in connection with their respective evaluation of the Transactions. Accordingly, no reconciliation of the non-GAAP financial measures included in the Forecasted Financial Information to the relevant GAAP financial measures is provided in this joint proxy statement/prospectus.
None of Brink’s, NCR Atleos, the combined company or their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ from the Forecasted Financial Information, and, except as required by applicable law, none of Brink’s, NCR Atleos, the combined company or their respective affiliates, officers, directors, advisors or other representatives undertake any obligation to update, or otherwise revise or reconcile, the Forecasted Financial Information to reflect circumstances existing after the date the Forecasted Financial Information was generated or to reflect the occurrence of future events after such generation even in the event that any or all of the assumptions underlying the Forecasted Financial Information are shown to be inappropriate. None of Brink’s, NCR Atleos, the combined company or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Brink’s shareholders, NCR Atleos stockholders or any other person regarding Brink’s or NCR

Atleos’ respective ultimate performance compared to the information contained in the Forecasted Financial Information or that forecasted results will be achieved. Brink’s has not made any, and makes no, representation to NCR Atleos, in the Merger Agreement or otherwise, concerning the Brink’s Standalone Projections, the Brink’s Management Adjusted NCR Atleos Projections or the Brink’s Synergy Projections. NCR Atleos has not made any, and makes no, representation to Brink’s, in the Merger Agreement or otherwise, concerning the NCR Atleos Standalone Projections, the NCR Atleos Management Adjusted Brink’s Projections or the NCR Atleos Synergy Projections.
Brink’s Standalone Projections
In July 2025, Brink’s management prepared and presented to the Brink’s Board a financial forecast for Brink’s in connection with Brink’s ordinary course annual strategic planning process, and, as described in the section entitled “—Background of the Mergers,” Brink’s provided such forecast to NCR Atleos in August 2025.
In early February 2026, Brink’s management updated such forecast to reflect, among other things, Brink’s actual year end performance, constituting the Brink’s Standalone Projections. The Brink’s Standalone Projections were provided to the Brink’s Board (including the Brink’s Internal Extrapolations for fiscal years 2029 and 2030) and to NCR Atleos in connection with its evaluation of a potential transaction with Brink’s (excluding the Brink’s Internal Extrapolations).
The Brink’s Standalone Projections were utilized by the Brink’s Board for the purposes of considering, analyzing and evaluating the Transactions, and by Morgan Stanley for purposes of providing financial analyses in connection therewith, and the Brink’s Board approved for Morgan Stanley’s use, and directed Morgan Stanley to use, the Brink’s Standalone Projections (including the Brink’s Internal Extrapolations) in connection with its financial analyses and opinion, as described in the section entitled “—Opinion of Brink’s Financial Advisor.” The following table presents a summary of the Brink’s Standalone Projections and the Brink’s Internal Extrapolations.

($ in millions)	2026E	2027E	2028E	2029E(4)	2030E(4)
Revenue	$5,675	$5,960	$6,260	$6,527	$6,756
Adjusted EBITDA(1)	$1,075	$1,155	$1,240	$1,326	$1,406
Unlevered Free Cash Flow(2)(3)	$581	$627	$670	$727	$791
(1)
Brink’s Standalone Projections Adjusted EBITDA as presented above is defined as operating profit excluding depreciation, share-based compensation and certain other non-operating or non-core items, including non-operating (income) expense, interest income, minority interest and other miscellaneous items, as applicable. Adjusted EBITDA also excludes the impact of certain unusual, non-recurring or non-core items, including certain retirement plan expenses/gains, taxes on return of capital, impairment of certain debt securities, unusual adjustments to deferred tax asset valuation allowances, income tax rate adjustments, share-based compensation and marketable securities (gain) loss. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(2)	Brink’s calculation of Unlevered Free Cash Flow for the Brink’s Standalone Projections was not provided to NCR Atleos in connection with its evaluation of the Transactions.
(3)
Brink’s Standalone Projections Unlevered Free Cash Flow is calculated as Adjusted EBITDA, less stock-based compensation, cash taxes (assuming tax rates between 27.9% and 28.5%), interest income, capital expenditures and change in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(4)	The Brink’s Internal Extrapolations were not provided to NCR Atleos in connection with its evaluation of the Transactions.
NCR Atleos Standalone Projections
NCR Atleos August 2025 Standalone Projections
In August 2025, NCR Atleos management prepared certain unaudited prospective financial information with respect to NCR Atleos on a standalone basis for NCR Atleos’ fiscal years 2025 through 2028, and NCR Atleos management provided the NCR Atleos August 2025 Standalone Projections to the NCR Atleos Board and to J.P. Morgan, as well as to Brink’s in connection with its evaluation of a potential transaction with NCR Atleos. The following table presents a summary of the NCR Atleos August 2025 Standalone Projections.

($ in millions)	2025E	2026E	2027E	2028E
Revenue	$4,379	$4,533	$4,721	$5,081
Adjusted EBITDA(1)	$840	$925	$1,066	$1,213
(1)
NCR Atleos August 2025 Standalone Projections Adjusted EBITDA as presented above is defined as earnings before interest, taxes, depreciation and amortization, as further adjusted by adding back other income and expense, stock-based compensation expense, acquisition-related costs, one-time pension-related costs and adjustments, separation-related costs, transformation and restructuring charges (which includes integration, severance, divestiture and other exit and disposal costs) and certain legal and environmental indemnification expenses, and excluding interest income. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

NCR Atleos January 2026 Standalone Projections
As discussed above under “—Background of the Mergers,” in January 2026, NCR Atleos management updated the NCR Atleos August 2025 Standalone Projections with respect to NCR Atleos’ fiscal year 2026 to reflect, among other things, revised expectations regarding the impact of tariffs. The NCR Atleos January 2026 Standalone Projections otherwise reflected the same key assumptions as the NCR Atleos August 2025 Standalone Projections. The NCR Atleos January 2026 Standalone Projections were provided to the NCR Atleos Board and to J.P. Morgan, as well as to Brink’s in connection with its evaluation of a potential transaction with NCR Atleos. The following table presents a summary of the NCR Atleos January 2026 Standalone Projections.

($ in millions)	2026E	2027E	2028E
Revenue	$4,510	$4,721	$5,081
Adjusted EBITDA(1)	$915	$1,066	$1,213

(1)
NCR Atleos January 2026 Standalone Projections Adjusted EBITDA as presented above is defined as earnings before interest, taxes, depreciation and amortization, as further adjusted by adding back other income and expense, stock-based compensation expense, acquisition-related costs, one-time pension-related costs and adjustments, separation-related costs, transformation and restructuring charges (which includes integration, severance, divestiture and other exit and disposal costs) and certain legal and environmental indemnification expenses, and excluding interest income. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

NCR Atleos February 2026 Standalone Projections
In late January 2026, NCR Atleos management determined that, due to developments in NCR Atleos’ business and industry and the passage of time since the preparation of the NCR Atleos August 2025 Standalone Projections, it was appropriate to revise NCR Atleos’ prospective financial performance to reflect certain external risks that could adversely impact the business and operations of NCR Atleos. We refer to these revised projections as the “NCR Atleos February 2026 Standalone Projections.”
As discussed above under “—Background of the Mergers,” the NCR Atleos February 2026 Standalone Projections were first provided to the NCR Atleos Board on February 3, 2026, and the revenue and Adjusted EBITDA figures for fiscal years 2026 through 2028 of the NCR Atleos February 2026 Standalone Projections were described verbally to Brink’s on February 24, 2026, in connection with its evaluation of a potential transaction with NCR Atleos, which descriptions and the rationales therefor were taken into account in Brink’s management’s preparation of the Brink’s Management Adjusted NCR Atleos Projections.
The NCR Atleos February 2026 Standalone Projections were provided by NCR Atleos management to the NCR Atleos Board for the purposes of considering, analyzing and evaluating the Transactions and to J.P. Morgan, and the NCR Atleos Board approved for J.P. Morgan’s use, and directed J.P. Morgan to use, the NCR Atleos February 2026 Standalone Projections in connection with its financial analysis and opinion, as described in the section entitled “—Opinion of NCR Atleos’ Financial Advisor.”
The following table presents a summary of the NCR Atleos February 2026 Standalone Projections.

($ in millions)	2026E	2027E	2028E	2029E(4)	2030E(4)
Revenue	$4,532	$4,607	$4,690	$4,720	$4,774
Adjusted EBITDA(1)	$925	$974	$1,008	$1,038	$1,050
Unlevered Free Cash Flow(2)(3)	$476	$464	$486	$508	$514

(1)
NCR Atleos February 2026 Standalone Projections Adjusted EBITDA as presented above is defined as earnings before interest, taxes, depreciation and amortization, as further adjusted by adding back other income and expense, stock-based compensation expense, acquisition-related costs, one-time pension-related costs and adjustments, separation-related costs, transformation and restructuring charges (which includes integration, severance, divestiture and other exit and disposal costs) and certain legal and environmental indemnification expenses, and excluding interest income. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(2)
NCR Atleos February 2026 Standalone Projections Unlevered Free Cash Flow is calculated as Adjusted EBITDA, less stock-based compensation, cash taxes (assuming a 24.0% tax rate), capital expenditures and change in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(3)	NCR Atleos’ calculation of Unlevered Free Cash Flow for the NCR Atleos February 2026 Standalone Projections was not provided to Brink’s in connection with its evaluation of the Transactions.
(4)	The NCR Atleos Internal Extrapolations were not provided to Brink’s in connection with its evaluation of the Transactions.
Brink’s Management Adjusted NCR Atleos Projections
Brink’s management was provided, in connection with its due diligence review of NCR Atleos, the NCR Atleos August 2025 Standalone Projections for fiscal years 2025 through 2028, as described above. Brink’s management was also provided, as discussed above and as further discussed above under “—Background of the Mergers,” a verbal description of the revenue and Adjusted EBITDA figures for fiscal years 2026 through 2028 of the NCR Atleos February 2026 Standalone Projections. Brink’s management made certain adjustments to the NCR Atleos Standalone Projections to reflect (i) Brink’s management’s independent assessment of NCR Atleos’ business, including revenue growth, profitability, and other key assumptions and (ii) an Internal Extrapolation for fiscal years 2029 and 2030. Such adjustments were made based on Brink’s management’s judgment and experience, its analysis of the NCR Atleos business, and discussions between Brink’s management and NCR Atleos management.
The Brink’s Management Adjusted NCR Atleos Projections were provided by Brink’s management to the Brink’s Board for the purposes of considering, analyzing and evaluating the Transactions and to Morgan Stanley for purposes of providing financial advice in connection therewith, and the Brink’s Board approved for Morgan Stanley’s use, and directed Morgan Stanley to use, the Brink’s Management Adjusted NCR Atleos Projections in connection with its financial analyses and opinion, as described in the section entitled “—Opinion of Brink’s Financial Advisor.” The following table presents a summary of the Brink’s Management Adjusted NCR Atleos Projections.

($ in millions)	2026E	2027E	2028E	2029E	2030E
Revenue	$4,510	$4,713	$4,925	$5,147	$5,301
Adjusted EBITDA(1)	$915	$990	$1,071	$1,145	$1,206
Unlevered Free Cash Flow(2)	$507	$434	$523	$574	$638
(1)
Brink’s Management Adjusted NCR Atleos Projections Adjusted EBITDA as presented above is defined as earnings before interest, taxes, depreciation and amortization, as further adjusted by adding back other income and expense, stock-based compensation expense, acquisition-related costs, one-time pension-related costs and adjustments, separation-related costs, transformation and restructuring charges (which includes integration, severance, divestiture and other exit and disposal costs) and certain legal and environmental indemnification expenses, and excluding interest income. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(2)
Brink’s Management Adjusted NCR Atleos Projections Unlevered Free Cash Flow is calculated as Adjusted EBITDA, less stock-based compensation, cash taxes (assuming tax rates between 21.5% and 25.1%), capital expenditures, change in net working capital, acquisition- and disposition-related payments, and certain costs arising from the spin-off. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

NCR Atleos Management Adjusted Brink’s Projections
NCR Atleos management was provided, in connection with its due diligence review of Brink’s, the Brink’s Standalone Projections for fiscal years 2026 through 2028, as described above. Based on its due diligence review of Brink’s and views of the industry, NCR Atleos prepared projections for Brink’s revenue, Adjusted EBITDA, Unlevered Free Cash Flow and certain other items for fiscal years 2029 and 2030. For the period of 2026 to 2030, NCR Atleos management made certain assumptions and adjustments including for, among other things, moderately lower growth and profitability compared to the Brink’s Standalone Projections. Such assumptions and adjustments were made based on NCR Atleos management’s judgment and experience, its analysis of the Brink’s business and discussions between Brink’s management and NCR Atleos management. NCR Atleos management provided the NCR Atleos Management Adjusted Brink’s Projections to the NCR Atleos Board on February 24, 2026.
The NCR Atleos Management Adjusted Brink’s Projections were provided by NCR Atleos management to the NCR Atleos Board for the purposes of considering, analyzing and evaluating the Transactions and to J.P. Morgan, and the NCR Atleos Board approved for J.P. Morgan’s use, and directed J.P. Morgan to use, the NCR Atleos Management Adjusted Brink’s Projections in connection with its financial analysis and opinion, as described in the section entitled “—Opinion of NCR Atleos’ Financial Advisor.” The following table presents a summary of the NCR Atleos Management Adjusted Brink’s Projections.

($ in millions)	2026E	2027E	2028E	2029E	2030E
Revenue	$5,500	$5,748	$6,006	$6,246	$6,434
Adjusted EBITDA(1)	$1,023	$1,083	$1,148	$1,212	$1,267
Unlevered Free Cash Flow(2)(3)	$558	$590	$607	$641	$671
(1)
NCR Atleos Management Adjusted Brink’s Projections Adjusted EBITDA as presented above is defined as operating profit excluding depreciation, share-based compensation and certain other non-operating or non-core items, including non-operating (income) expense, interest income, minority interest and other miscellaneous items, as applicable. Adjusted EBITDA also excludes the impact of certain unusual, non-recurring or non-core items, including certain retirement plan expenses/gains, taxes on return of capital, impairment of certain debt securities, unusual adjustments to deferred tax asset valuation allowances, income tax rate adjustments, share-based compensation and marketable securities (gain) loss. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(2)
NCR Atleos Management Adjusted Brink’s Projections Unlevered Free Cash Flow is calculated as Adjusted EBITDA, less stock-based compensation, cash taxes (assuming a 28% tax rate), cash interest, capital expenditures and change in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

(3)	NCR Atleos’ calculation of Unlevered Free Cash Flow for the NCR Atleos Management Adjusted Brink’s Projections was not provided to Brink’s in connection with its evaluation of the Transactions.

Synergy Projections
The Synergy Projections (i) assume the commencement of synergistic effects for the combined business on December 31, 2026, in the case of the NCR Atleos Synergy Projections, and on July 1, 2027, in the case of the Brink’s Synergy Projections, and are not necessarily indicative of current market conditions or values or future performance, and (ii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Synergy Projections can or will be achieved, and the dates used by Brink’s management and NCR Atleos management, respectively, should not be relied upon as a basis for the timing of the consummation of the Transactions.
NCR Atleos Synergy Projections
NCR Atleos management prepared certain estimates of cost synergies expected to be realized following the completion of the Transactions for fiscal years 2027 through 2030. The NCR Atleos Synergy Projections were derived in part from analysis of Brink’s and NCR Atleos’ respective businesses and discussions between the parties regarding potential cost synergies in the Transactions, and were further based on NCR Atleos management’s due diligence review.
The NCR Atleos Synergy Projections were provided by NCR Atleos management to the NCR Atleos Board for the purposes of considering, analyzing and evaluating the Transactions and to J.P. Morgan, and the NCR Atleos Board approved for J.P. Morgan’s use, and directed J.P. Morgan to use, the NCR Atleos Synergy Projections in connection with its financial analysis and opinion, as described in the section entitled “—Opinion of NCR Atleos’ Financial Advisor.” The following table presents the NCR Atleos Synergy Projections:

($ in millions)	2027E	2028E	2029E	2030E
OpEx Synergies	$100	$200	$200	$200
Cost to Achieve	$100	$100	$0	$0

Brink’s Synergy Projections
Brink’s management prepared certain estimates of cost synergies expected to be realized following the completion of the Transactions for the second half of fiscal year 2027 through fiscal year 2030. The Brink’s Synergy Projections were derived in part from analysis of Brink’s and NCR Atleos’ respective businesses and discussions between the parties regarding potential synergies in the Transactions, and were further based on Brink’s management’s due diligence review.
The Brink’s Synergy Projections were provided by Brink’s management to the Brink’s Board for the purposes of considering, analyzing and evaluating the Transactions and to Morgan Stanley, and the Brink’s Board approved for Morgan Stanley’s use, and directed Morgan Stanley to use, the Brink’s Synergy Projections in connection with its financial analyses and opinion, as described in the section entitled “—Opinion of Brink’s Financial Advisor.” The following table presents the Brink’s Synergy Projections:

($ in millions)	Q2-Q4 2027E	2028E	2029E	2030E
EBITDA Synergies	$30	$99	$170	$200
Cost to Achieve	$54	$91	$55	$0

Interests of Brink’s Directors and Executive Officers in the Mergers
In considering the recommendation of the Brink’s Board to vote for the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal, holders of Brink’s Common Stock should be aware that the directors and executive officers of Brink’s may have interests in the Mergers that are different from, or in addition to, the interests of Brink’s shareholders generally. The Brink’s Board was aware of these interests and considered them, among other matters, in making its recommendation that Brink’s shareholders vote to approve the Brink’s Share Issuance Proposal and the Brink’s Adjournment Proposal.
These interests include that Brink’s directors and executive officers as of immediately prior to the First Effective Time will continue to serve as directors or executive officers, as applicable, of the combined company following the closing of the Mergers and that Brink’s directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with Brink’s.
Interests of NCR Atleos’ Directors and Executive Officers in the Mergers
In considering the recommendation of the NCR Atleos Board to vote “FOR” the NCR Atleos Merger Proposal, the NCR Atleos Compensation Proposal and the NCR Atleos Adjournment Proposal, NCR Atleos’ stockholders should be aware that the directors and executive officers of NCR Atleos may have interests in the Mergers that are different from, or in addition to, the interests of NCR Atleos’ stockholders generally. The NCR Atleos Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in making its recommendation that NCR Atleos’ stockholders vote to approve the Transactions, including the Mergers. Such interests are described below. The Mergers will be a “change in control” for purposes of NCR Atleos’ executive compensation and benefit plans and agreements described below.
NCR Atleos’ executive officers who are “named executive officers” are Timothy Oliver (President and Chief Executive Officer), Andrew Wamser (Executive Vice President and Chief Financial Officer), Stuart Mackinnon (Executive Vice President and Chief Operating Officer), Ricardo Nuñez (Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer), Andrea Burson (Executive Vice President and Chief Human Resources Officer), and Paul J. Campbell (Former Executive Vice President and Chief Financial Officer) (the “NEOs”). NCR Atleos has only one executive officer who is not an NEO, Traci Hornfeck (Chief Accounting Officer). NCR Atleos’ non-employee directors are Joseph E. Reece, Odilon Almeida, Jr., Mary Ellen Baker, Michelle McKinney Frymire, Frank A. Natoli, Duncan L. Niederauer and Jeffry H. von Gillern.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
the relevant price per share of NCR Atleos Common Stock is $46.81 (the average closing price per share of NCR Atleos Common Stock as reported on the NYSE over the first five business days following the first public announcement of the Mergers on February 26, 2026);

•
the First Effective Time referenced in this section occurs on April 20, 2026, which is the assumed date of the First Effective Time solely for purposes of the disclosure in this section (the “Assumed Closing Date”);

•
the service of each NEO of NCR Atleos was terminated by Brink’s without “cause” or due to the NEO’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the Mergers and on the Assumed Closing Date;

•	each NEO’s base salary remains unchanged from that in effect as of the date of this joint proxy statement/prospectus; and
•	for purposes of the NCR Atleos PSUs set forth in the tables below, achievement is at the projected actual levels of performance (i.e., 200%).
The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect or attempt to forecast certain compensation actions that may occur before completion of the Mergers, including any additional equity award grants, issuances or forfeitures that may occur prior to the First Effective Time and following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by the NEOs may materially differ from the amounts set forth below.
Treatment of Outstanding NCR Atleos Equity Awards
The NCR Atleos equity awards held by NCR Atleos’ directors and executive officers immediately prior to the First Effective Time will be treated in the same manner as the NCR Atleos equity awards held by other NCR Atleos service providers. At the First Effective Time, outstanding NCR Atleos equity awards will be treated as follows, subject to all required withholding taxes:
•	NCR Atleos RSUs.
○
Each unvested NCR Atleos RSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a restricted stock unit denominated in a number of shares of Brink’s Common Stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU as of immediately prior to the First Effective Time by (ii) the Equity Award Conversion Ratio. Converted Brink’s RSUs will have the same vesting and settlement schedule as the corresponding NCR Atleos RSUs and be subject to similar material terms and conditions of the equity plan under which the corresponding NCR Atleos RSUs were granted, to the extent administratively practicable.

○
Each vested NCR Atleos RSU that is outstanding immediately prior to the First Effective Time will be automatically canceled and converted into the right to receive the product of (i) the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU and (ii) the Merger Consideration.

•
NCR Atleos Deferred Director RSUs. Each NCR Atleos Deferred Director RSU that is outstanding immediately prior to the First Effective Time will be automatically canceled and converted into the right to receive the product of (i) the Merger Consideration; and (ii) the number of shares of NCR Atleos Common Stock subject to such NCR Atleos Deferred Director RSU.

•
NCR Atleos PSUs. Each NCR Atleos PSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a restricted stock unit denominated in a number of shares of Brink’s Common Stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of NCR Atleos Common Stock subject to such NCR Atleos PSU as of immediately prior to the First Effective Time with performance deemed to be achieved based on actual performance or, if greater and required by the terms of the NCR Atleos PSU, at a payout percent of 100%, by (ii) the Equity Award Conversion Ratio. Converted Brink’s PSUs will have the same vesting and settlement schedule as the corresponding NCR Atleos PSUs and be subject to similar material terms and conditions of the equity plan under which the corresponding NCR Atleos PSUs were granted, to the extent administratively practicable; provided, however, that each Converted Brink’s PSU will only be subject to time-based vesting through the applicable original vesting date.

•
NCR Atleos Options. Each NCR Atleos Option that is outstanding immediately prior to the First Effective Time having a per share exercise price less than the Merger Consideration will be automatically canceled and converted into the right to receive the product of (i) the total number of shares of NCR Atleos Common Stock for which such NCR Atleos Option is exercisable; and (ii) the excess of the Merger Consideration over the per share exercise price of such NCR Atleos Option (reducing the Cash Consideration portion of the Merger Consideration first). Each NCR Atleos Option that is outstanding immediately prior to the First Effective Time having a per share exercise price equal to or greater than the Merger Consideration will be canceled without consideration and will be of no further force and effect.

Further, the terms and conditions of the award agreements for each NCR Atleos equity award that is outstanding immediately prior to the First Effective Time held by an executive officer or director (other than with respect to any 2027 Equity Awards, as described below) provides for full accelerated vesting of such award if the holder of such award (i) in the case of an executive officer, is terminated from employment by the continuing entity or successor without cause or resigns for good reason within twenty-four months following a change in control or (ii) in the case of a director, ceases to serve as a director of NCR Atleos within twenty-four months following a change in control for any reason other than engaging willfully in illegal conduct or gross misconduct.
The following table sets forth, by type of NCR Atleos equity award and for each director and each executive officer of NCR Atleos, an estimate of the aggregate value of such NCR Atleos equity awards that may be held by each such individual at the First Effective Time.

($)	Vested NCR Atleos RSUs(1)	Unvested NCR Atleos RSUs	Vested NCR Atleos PSUs	Unvested NCR Atleos PSUs(2)	Vested NCR Atleos Options	Unvested NCR Atleos Options	Total
Non-Employee Directors
Joseph E. Reece	2,669,012	—	—	—	—	—	2,669,012
Odilon Almeida, Jr.	333,334	—	—	—	—	—	333,334
Mary Ellen Baker	333,334	—	—	—	—	—	333,334
Michelle McKinney Frymire	333,334	—	—	—	—	—	333,334
Frank A. Natoli	918,599	—	—	—	—	—	918,599
Duncan L. Niederauer	333,334	—	—	—	—	—	333,334
Jeffry H. von Gillern	333,334	—	—	—	—	—	333,334
Executive Officers
Timothy Oliver	—	15,167,376	—	29,907,845	—	—	45,075,221
Andrew Wamser	—	6,442,647	—	3,100,039	—	—	9,542,686
Stuart Mackinnon	—	4,127,097	—	8,485,435	112,611	—	12,725,144
Ricardo Nuñez	—	5,556,815	—	5,174,751	—	—	10,731,566

($)	Vested NCR Atleos RSUs(1)	Unvested NCR Atleos RSUs	Vested NCR Atleos PSUs	Unvested NCR Atleos PSUs(2)	Vested NCR Atleos Options	Unvested NCR Atleos Options	Total
Andrea Burson	—	1,330,621	—	1,011,844	—	—	2,342,466
Traci Hornfeck	—	1,718,582	—	—	—	—	1,718,582

1)	For non-employee directors, represents NCR Atleos Deferred Director RSUs and NCR Atleos RSUs that have accelerated vesting upon a change in control.
2)	The PSUs are calculated at 200% based on projected actual performance.
NCR Atleos Corporation Change in Control Severance Plan
NCR Atleos maintains the NCR Atleos CIC Plan for its senior executive team. Each of the executive officers participates in the NCR Atleos CIC Plan, with (i) Mr. Oliver participating as a Tier I participant, (ii) Messrs. Wamser, Mackinnon, and Nuñez and Ms. Burson participating as Tier II participants, and (iii) Ms. Hornfeck participating as Tier III participant. Under the NCR Atleos CIC Plan, NCR Atleos would pay only “double-trigger” separation benefits, that is, benefits would pay out only if both a change in control occurs and employment ends due to a qualifying termination. The occurrence of the Mergers and the First Effective Time is expected to constitute a change in control under the NCR Atleos CIC Plan.
“Cause” generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures NCR Atleos.
“Good reason” generally means: (i) reduction in duties or authorities, responsibilities or position; (ii) reduction in salary; (iii) failure to pay incentive compensation when due; (iv) reduction in target or maximum incentive opportunities; (v) failure to continue substantially equivalent equity award or other employee benefit programs; (vi) relocation of an executive’s office over forty miles; or (vii) successor’s failure to assume the NCR Atleos CIC Plan.
Amounts payable are based on executive “Tier” level, and payment is conditioned on the executive signing a restrictive covenant and release agreement with confidentiality and 18 month non-competition and non-solicitation provisions (but each NEO is separately and currently subject to 24 month non-competition and non-solicitation covenants). Under the NCR Atleos CIC Plan, if NCR Atleos terminates the employment of an eligible executive for reasons other than cause, death or disability, or if the executive resigns for good reason within two years after a change in control (or within six months before a change in control, if the executive can show that the termination occurred in connection with a change in control), then NCR Atleos or its successor must provide these benefits:
•
a lump sum cash payment equal to 300% of annual salary and target bonus under the annual bonus plan for Tier I executives, 200% of annual salary and target bonus under the annual bonus plan for Tier II executives and 100% of annual salary and target bonus under the annual bonus plan for Tier III executives;

•
a lump sum cash payment equal to a pro rata portion of the current year target bonus under the annual bonus plan (prorated based on days of service in the performance period) and any earned but unpaid annual bonus from the year prior to termination;

•
three years of medical, dental and life insurance benefits for the executive and dependents at the level in effect upon a change in control (or, if greater, as provided to peer executives following a change in control) for Tier I executives, and two years of these benefits for Tier II executives and one year of these benefits for Tier III executives; and

•	one year of outplacement assistance and certain grandfathered financial planning benefits.
There are no tax gross-ups under the NCR Atleos CIC Plan for any executive officers. However, the NCR Atleos CIC Plan also contains a “better of” cutback, such that the executive may retain the greater, on an after-tax basis, of the amount resulting from (i) payment of the full amount of payments and benefits (taking into account the 20% excise tax imposed under Section 4999 of the Code) and (ii) application of a cutback to the amount that would not trigger Section 280G of the Code.
Salary, Wage, Retainer, and Committee Increases
Between February 26, 2026 and the First Effective Time, NCR Atleos may modify the salary and wage rates of employees in the ordinary course of business consistent with past practice; provided that (i) for 2026, such increases may be no greater than 3% in the aggregate (excluding for purposes of such calculation the base salaries of the executive leadership team) and the 2026 base salary amounts for the executive leadership team cannot be greater than the amounts approved on February 16, 2026, and (ii) if the First Effective Time does not occur before March 1, 2027, for 2027, such increases may be no greater than 3% in the aggregate and any increases for the executive leadership team will require consent from Brink’s.

Between February 26, 2026 and the First Effective Time, NCR Atleos may continue to pay cash retainer, and committee compensation to non-employee directors in the ordinary course of business consistent with past practice with respect to amounts and timing.
Annual Cash Incentives
Under the Merger Agreement, NCR Atleos was permitted to pay each eligible employee, including each executive officer, his or her fiscal year 2025 annual cash incentive awards in the ordinary course of business consistent with past practice based on the actual level of performance attained. Such amounts were paid on March 13, 2026 for U.S. employees and between March 13, 2026 and April 16, 2026 for employees outside the U.S.
NCR Atleos approved the grant of 2026 annual cash incentive awards (“2026 Incentives”) for the executive leadership team on February 16, 2026. NCR Atleos approved 2026 Incentives for all other employees in March 2026 in the ordinary course of business consistent with past practice and consistent with the terms and conditions of the 2025 annual cash incentives. Other than the 2026 Incentives for the executive leadership team, no material increases were made to any individual’s 2026 Incentives target, threshold/minimum and/or maximum except for increases that were a result of a promotion in the ordinary course of business consistent with past practice. The 2026 Incentives will be determined in accordance with the terms of the applicable incentive plan, based on actual performance, and may be paid in March 2027 in the ordinary course consistent with past practice.
If the closing of the Mergers does not occur before March 1, 2027, NCR Atleos may award 2027 annual cash incentive awards (“2027 Incentives”) in the ordinary course of business consistent with past practice; provided, however, that (i) the 2027 Incentives must be materially consistent with the terms and conditions of the 2025 annual cash incentives and no material increases may be made to an individual’s 2027 Incentives target, threshold/minimum and/or maximum annual cash incentive award amount as compared to such amounts for 2026 except for increases that were a result of a promotion.
Annual Equity Awards
Under the Merger Agreement, NCR Atleos was permitted to issue the NCR Atleos RSUs approved on February 16, 2026 by the Compensation and Human Resource Committee of the NCR Atleos Board (the “Compensation Committee”) to certain employees (“February 16 Equity Awards”). The February 16 Equity Awards vest over a three-year service-based vesting schedule, with 25% vesting on each of the first and second anniversaries of grant and 50% vesting on the third anniversary of the grant. The February 16 Equity Awards do not provide for any accelerated vesting (on a “single-trigger” (i.e., automatic) basis or otherwise) in connection with the closing of the Mergers. Further, NCR Atleos may grant equity awards to non-employee directors in the ordinary course of business consistent with past practice for 2026 and any such awards will be subject to the same terms and conditions of the form NCR Atleos RSU award agreement for non-employee directors provided to Brinks with respect to 2025 NCR Atleos RSUs.
If the closing of the Mergers and the First Effective Time does not occur before March 1, 2027, NCR Atleos may grant 2027 NCR Atleos RSUs in the ordinary course of business consistent with past practice (“2027 Equity Awards”). The 2027 Equity Awards may not have a grant date fair value greater than that of the February 16 Equity Awards on both an individual or aggregate basis and will have the same terms and conditions as the February 16 Equity Awards, except that any vesting on termination of employment on or following the closing of the Mergers shall be limited to no more than the prorated award amount, based on a fraction the numerator of which is the number of days from January 1, 2027 through the First Effective Time and the denominator of which is 1,095.
Potential Employment Arrangements with Brink’s
NCR Atleos’ executive officers who become officers or employees or who otherwise are retained to provide services to Brink’s may, prior to, on, or following the First Effective Time, enter into new individualized compensation arrangements with Brink’s and, following the First Effective Time, may participate in cash or equity incentive or other benefit plans maintained by Brink’s. As of the date of this joint proxy statement/prospectus, no new individualized compensation arrangements between NCR Atleos’ executive officers and Brink’s have been established.
Tax Planning Strategies
Between February 26, 2026 and the First Effective Time, following consultation with Brink’s, NCR Atleos may implement the following tax planning strategies to the extent NCR Atleos reasonably determines that such strategies are reasonably necessary to avoid or reduce the impact of Sections 280G and 4999 of the Code: (i) engaging an accounting and/or valuation firm to perform calculations regarding Sections 280G and 4999 of the Code; and (ii) accelerating vesting and/or payment of compensation or equity-based awards that would have vested or been paid during 2027 to December 2026, subject to NCR Atleos and an employee entering into an agreement providing for a clawback of such amounts if such employee does not remain in continuous employment until the date that such compensation or equity-based awards would have otherwise vested or been paid. The Merger Agreement prohibits NCR Atleos and its subsidiaries from entering into any agreement or arrangement providing for any gross-up, indemnification or reimbursement to any current or former director, officer, employee or other individual service provider of NCR Atleos or any of its subsidiaries for any such tax incurred by such individual.
Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, NCR Atleos’ non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies and directors’ indemnification agreements following the Mergers. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance.”
Quantification of Potential Payments and Benefits to NCR Atleos’ Named Executive Officers in Connection with the Mergers
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each NEO of NCR Atleos that is based on, or otherwise relates to, the Mergers. For the purposes of this disclosure, the NEOs are Timothy Oliver, Andrew Wamser, Stuart Mackinnon, Ricardo Nuñez, Andrea Burson, and Paul J. Campbell. For additional details regarding the terms of the payments and benefits described below, see the discussion above.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under “—Certain Assumptions” and in the footnotes to the table, do not reflect certain compensation actions that may occur before completion of the Mergers and assume no reduction in payments or benefits for purposes of the excise tax under Section 4999 of the Code.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisite/ Benefits ($)(4)	Total ($)
Timothy Oliver	$7,952,054	$45,075,221	$93,829	$53,121,106
Andrew Wamser	$2,580,821	$9,542,686	$76,248	$12,199,757
Stuart Mackinnon	$2,795,890	$12,612,533	$65,022	$15,473,446
Ricardo Nuñez	$2,365,753	$10,731,566	$76,176	$13,173,497
Andrea Burson	$1,935,616	$2,342,466	$75,744	$4,353,827

1)	Mr. Campbell’s employment terminated on April 1, 2025 and he will not receive any compensation in connection with the Mergers.
2)	Cash. The cash amount payable to each NEO consists of the following (rounded down to the nearest whole dollar):
a)
Cash Severance under the NCR Atleos CIC Plan. For Mr. Oliver, a lump sum cash payment equal to 300% of his annual salary and 2026 target bonus under the annual bonus plan. For Messrs. Wamser, Mackinnon, and Nuñez and Ms. Burson, a lump sum cash payment equal to 200% of their annual salary and 2026 target bonus under the annual bonus plan. This payment is “double trigger” (e.g., conditioned upon a termination by NCR Atleos without cause or a resignation by the NEO with good reason within the two-year period following (or, in certain cases, six-month period preceding) a change in control).

b)
Prorated 2026 Target Bonus under the NCR Atleos CIC Plan. A lump sum cash payment equal to a portion of the 2026 target bonus under the annual bonus plan prorated based on the days of service in the performance period (i.e., calendar year 2026). This payment is “double trigger” (e.g., conditioned upon a termination by NCR Atleos without cause or a resignation by the NEO with good reason within the two-year period following (or, in certain cases, six-month period preceding) a change in control).

Named Executive Officer	Cash Severance ($)	Prorated 2026 Target Bonus ($)	Total ($)
Timothy Oliver	$7,500,000	$452,054	$7,952,054
Andrew Wamser	$2,400,000	$180,821	$2,580,821
Stuart Mackinnon	$2,600,000	$195,890	$2,795,890
Ricardo Nuñez	$2,200,000	$165,753	$2,365,753
Andrea Burson	$1,800,000	$135,616	$1,935,616

3)	Equity. The equity amount payable to each NEO consists of the following (rounded down to the nearest whole dollar):
a)
NCR Atleos RSUs. The value of the full accelerated vesting of all outstanding unvested Converted Brink’s RSUs held by the NEOs. This payment is “double trigger” (e.g., conditioned upon a termination by NCR Atleos without cause or a resignation by the NEO with good reason within a twenty-four-month period following (or, in certain cases, six-month period preceding) the change in control).

b)	NCR Atleos PSUs. The value of the full accelerated vesting of all outstanding unvested Converted Brink’s PSUs held by the NEOs based on actual performance or, if greater and required by the terms of the NCR Atleos PSU, at a payout percent of 100% (e.g., target). This payment is “double trigger” (e.g., conditioned upon a termination by NCR Atleos without cause or a resignation by the NEO with good reason within a twenty-four-month period following the change in control). The PSUs below are calculated at 200% based on projected actual performance.

Named Executive Officer	NCR Atleos RSUs (#)	NCR Atleos RSUs ($)	NCR Atleos PSUs (#)	NCR Atleos PSUs ($)	Total ($)
Timothy Oliver	324,020	$15,167,376	638,920	$29,907,845	$45,075,221
Andrew Wamser	137,634	$6,442,647	66,226	$3,100,039	$9,542,686
Stuart Mackinnon	88,167	$4,127,097	181,274	$8,485,435	$12,612,533
Ricardo Nuñez	118,710	$5,556,815	110,548	$5,174,751	$10,731,566
Andrea Burson	28,426	$1,330,621	21,616	$1,011,844	$2,342,466

4)	Perquisite/Benefits. The amount payable to each NEO consists of the following:
a)
Welfare Benefits under the NCR Atleos CIC Plan. For Mr. Oliver and his dependents, three years of medical, dental and life insurance benefits at the level and based on the NCR Atleos paid premiums in effect upon a change in control (or, if greater, as provided to peer executives following a change in control). For Messrs. Wamser, Mackinnon, and Nuñez and Ms. Burson and their dependents, two years of medical, dental and life insurance benefits at the level and based on the NCR Atleos paid premiums in effect upon a change in control (or, if greater, as provided to peer executives following a change in control). This payment is “double trigger” (e.g., conditioned upon a termination by NCR Atleos without cause or a resignation by the NEO with good reason within a two-year period following (or, in certain cases, six-month period preceding) a change a in control).

b)
Outplacement under the NCR Atleos CIC Plan. One year of outplacement and certain grandfathered financial planning assistance. This payment is “double trigger” (e.g., conditioned upon a termination by NCR Atleos without cause or a resignation by the NEO with good reason within a two-year period following (or, in certain cases, six-month period preceding) a change in control).

Named Executive Officer	Welfare Benefits ($)	Outplacement ($)	Total ($)
Timothy Oliver	$83,829	$10,000	$93,829
Andrew Wamser	$66,248	$10,000	$76,248
Stuart Mackinnon	$55,022	$10,000	$65,022
Ricardo Nuñez	$66,176	$10,000	$76,176
Andrea Burson	$65,744	$10,000	$75,744

Fees Payable to Directors Serving on the NCR Atleos Transaction Committee
The NCR Atleos directors serving on the NCR Atleos Transaction Committee, Joseph E. Reece, Frank Natoli and Duncan L. Niederauer, received a one-time fee for their service on the NCR Atleos Transaction Committee. Mr. Reece received a one-time fee of $75,000 for his service as chair of the NCR Atleos Transaction Committee, and Messrs. Natoli and Niederauer each received a one-time fee of $50,000, which fees are not repayable if the closing of the Mergers does not occur. For more information, see the section entitled “—Background of the Mergers.”
Governance of the Combined Company After the Mergers
Brink’s
Articles of Incorporation and Bylaws
The Brink’s Articles and the Brink’s Bylaws as in effect prior to the Mergers will remain in effect following the Closing.
Officers and Board of Directors
Mark Eubanks and Kurt McMaken will continue to serve as Chief Executive Officer and Chief Financial Officer, respectively, of Brink’s.
The Merger Agreement provides that, as of the First Effective Time, one NCR Atleos director who meets Brink’s independence criteria and is jointly designated by Brink’s and NCR Atleos will be appointed to the Brink’s Board, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal.
Merger II Surviving Company
Articles of Organization
Upon the consummation of the Second Merger, the articles of organization of Merger Sub II as in effect immediately prior to the Second Effective Time will be the articles of organization of Merger II Surviving Company from and after the Second Effective Time until thereafter changed or amended as provided therein or by applicable law.
Limited Liability Company Agreement
Effective as of the Second Effective Time, the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Effective Time will be amended and restated to read in its entirety in the form of the limited liability company agreement set forth on Exhibit A to the Merger Agreement and, as so amended and restated, will be the limited liability company agreement of Merger II Surviving Company until thereafter changed or amended as provided therein and by applicable law.
Officers and Board of Directors
The officers of Merger I Surviving Corporation immediately prior to the Second Effective Time will become the officers of Merger II Surviving Company, each to hold office, from and after the Second Effective Time, in accordance with the limited liability company agreement of Merger II Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of Merger II Surviving Company.
Prior to the First Effective Time, NCR Atleos will use reasonable best efforts to cause each director of NCR Atleos to execute and deliver a letter effectuating his or her resignation as a member of the NCR Atleos Board to be effective as of immediately prior to, and contingent upon the occurrence of, the Second Effective Time. Following the Second Effective Time, Merger II Surviving Company will be a member-managed LLC and will not have any directors or managers.
Accounting Treatment
The Mergers will be accounted for as a business combination using the acquisition method of accounting in accordance with Financial Accounting Standards Board ASC Topic 805, Business Combinations, with Brink’s as the accounting acquirer. Under this method of accounting, all assets acquired and liabilities assumed are recognized and measured at their estimated fair values as of the acquisition date. The excess of purchase consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.
Financing
Debt Commitments
In connection with the Transactions, on February 26, 2026, Brink’s entered into the Initial Debt Commitment Letter, pursuant to which, and subject to the terms and conditions set forth therein, MSSF committed to provide each of the following: (i) up to $2,276 million in aggregate principal amount of senior unsecured bridge term loans under a senior unsecured bridge term loan credit facility; (ii) in the event that Brink’s did not obtain commitments to refinance the term “A” loans of NCR Atleos outstanding under the NCR Atleos Credit Agreement with incremental term “A” loans under the Existing Brink’s Credit Agreement, up to $873 million in NCR Atleos Term A Loan Backstop Bridge Loans under a senior secured bridge term loan credit facility; and (iii) in the event that Brink’s and NCR Atleos did not obtain an amendment to the Existing Brink’s Credit Agreement to permit the assumption of the $1,350 aggregate principal amount of the 2029 Notes, up to $1,350 million in aggregate principal amount of NCR Atleos Notes Backstop Bridge Loans under a senior secured bridge term loan credit facility.
On March 5, 2026, the Initial Debt Commitment Letter was amended and restated to include BofA and Truist as joint bookrunners and joint lead arrangers thereunder and pursuant to which BofA and Truist became Debt Financing Sources under the A&R Debt Commitment Letter and committed to provide a portion of the Debt Financing.
Subsequently, on March 11, 2026, NCR Atleos received the requisite consents from the holders of the 2029 Notes and entered into the Supplemental Indenture to the 2029 Notes Indenture to amend the defined term “Change of Control” to provide that the Mergers will not constitute a Change of Control under the 2029 Notes Indenture and to add or amend certain other defined terms related to the Change of Control put provisions set forth in the 2029 Notes Indenture. As a result of the CofC Put Waiver, NCR Atleos is not required to repurchase any portion of the 2029 Notes as a result of the consummation of the Mergers. The Supplemental Indenture became effective immediately upon execution, but the CofC Put Waiver will not become operative until immediately prior to the First Effective Time and will cease to be operative if the First Merger is not consummated or NCR Atleos does not pay the consent fee to the paying agent on behalf of the holders.
On March 31, 2026, the Existing Brink’s Credit Agreement was amended and restated to, among other things, (v) provide a senior secured term loan facility in an aggregate principal amount of $1.225 billion, which replaces, on a cashless basis, Brink’s outstanding existing initial term loans of $1.225 billion; (w) provide the Delayed Draw Term Loan Facility in an amount equal to $1.025 billion, which DDTL Commitments are available to be drawn on the Closing Date subject to certain conditions as set forth in the Brink’s Credit Agreement and which replace the NCR Atleos Term A Loan Backstop Bridge Loans; (x) a revolving credit facility in an aggregate principal amount of $1.0 billion, which replaces Brink’s existing revolving credit commitments; and (y) up to $600 million of additional “upsize” revolving commitments available for use in connection with (and after the occurrence of) the Transactions; and (z) permit the 2029 Notes to remain outstanding after the consummation of the Transactions on the Closing

Date and/or permit, should Brink’s elect to do so, the refinancing of the 2029 Notes on or after the consummation of the Transactions on the Closing Date. The proceeds of the loans provided under the Delayed Draw Term Loan Facility and the Upsized Revolver are intended to be used in connection with the Transactions and to fund general corporate purposes.
Concurrently with the closing of the Brink’s Credit Agreement, the A&R Debt Commitment Letter was further amended and restated to, among other things, reflect the automatic termination of the Backstop Bridge Commitments in accordance with the A&R Debt Commitment Letter as a result of (a) receipt by Brink’s of the DDTL Commitments in the Brink’s Credit Agreement and (b) receipt of the CofC Put Waiver and the Brink’s Credit Agreement permitting the 2029 Notes to remain outstanding. In addition to reflecting the automatic termination of the Backstop Bridge Commitments, the Additional Financing Sources joined the Debt Commitment Letter as additional Debt Financing Sources pursuant to which such Additional Financing Sources agreed to provide a portion of the Debt Financing as set forth in the Debt Commitment Letter.
As noted above, as of March 31, 2026, (a) the commitments in the A&R Debt Commitment Letter to provide NCR Atleos Term A Loan Backstop Bridge Loans were replaced by the DDTL Commitments provided to Brink’s in the Brink’s Credit Agreement and (b) the commitments in the A&R Debt Commitment Letter to provide the NCR Atleos Notes Backstop Bridge Loans were terminated as a result of the receipt of the CofC Put Waiver and the entry into the Brink’s Credit Agreement. If the Debt Commitment Letter (or any definitive debt documentation) expires or is terminated or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, Brink’s, Merger Sub I and Merger Sub II will use their reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the fifth business day immediately preceding the Outside Date, arrange for and obtain debt financing from alternative sources so long as such alternative financing would constitute an Alternative Financing.
Treatment of NCR Atleos’ Existing Indebtedness
In connection with the Transactions, NCR Atleos is required by the terms of the Merger Agreement to undertake the actions set forth in the immediately preceding paragraph to facilitate each of the NCR Atleos Credit Agreement Payoff, the 2029 Notes Redemption (if applicable) and the NCR Atleos RPA Amendments or NCR Atleos RPA Payoff, as applicable.
The definitive treatment of the NCR Atleos RPA and the 2029 Notes has not been determined as of the date of this joint proxy statement/prospectus.
Regulatory Approvals
To complete the Mergers, Brink’s, Merger Sub I, Merger Sub II and NCR Atleos have agreed to cooperate and use their reasonable best efforts to as promptly as reasonably practicable obtain approvals or consents from regulatory and competition authorities. Subject to the terms of the Merger Agreement, Brink’s and NCR Atleos have agreed to use reasonable best efforts to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the signing of the Merger Agreement (and in any event, within twenty business days following the date of the Merger Agreement), unless otherwise agreed by Brink’s, Merger Sub I, Merger Sub II, and NCR Atleos; (ii) submit the necessary forms or drafts or appropriate filings in connection with any approvals or clearances set forth in the NCR Atleos Disclosure Letter as promptly as reasonably practicable; and (iii) make filings and submissions required in connection with obtaining the consents, approvals, orders, licenses, permits, authorizations, filings, notifications, declarations, or registrations necessary under any money transmitter and money services laws or virtual currency business activity licensing laws for the performance by NCR Atleos of its obligations under the Merger Agreement (the “Money Transmitter Requirement Approvals”) with respect to money transmitter licenses held by NCR Atleos or any of its subsidiaries (the “NCR Atleos Money Transmitter Licenses”) and pending money transmitter license applications submitted by NCR Atleos.
“Approval,” “consent,” and “clearance” mean only that the statutory and regulatory criteria have been satisfied or waived. They do not mean that the approving authority has determined that the consideration to be received by holders of NCR Atleos Common Stock in the Mergers is fair. In other words, regulatory approval does not constitute an endorsement or recommendation of the Mergers.
Under the terms of the Merger Agreement, Brink’s and its controlled affiliates are not required to: (i) commit to any divestiture, sale, disposition, licensing, or holding separate of any businesses, assets, or voting securities of NCR Atleos or Brink’s or any of their respective subsidiaries (collectively, a “Divestiture”) that directly or indirectly generated in the aggregate revenue in excess of $185,000,000 during the twelve calendar months ended December 31, 2025; (ii) agree to, accept, or effect (as applicable) conduct-related undertakings, commitments, or other conditions to be taken after the Closing (collectively, a “Behavioral Remedy”) that would reasonably be expected to result in (x) an aggregate reduction of EBITDA of Brink’s or NCR Atleos of greater than $5,000,000 or (y) an aggregate one-time direct implementation cost to Brink’s or the Merger II Surviving Company in excess of $10,000,000; or (iii) commit to take any action that is not conditioned on the Closing.

Brink’s and NCR Atleos believe that the Mergers do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals or the companies’ ability to obtain the approvals on satisfactory terms. In addition, there can be no assurance that such approvals will not be conditioned on (i) a Divestiture of any business, assets or securities of Brink’s, NCR Atleos, or any of their respective subsidiaries that directly or indirectly generated in the aggregate revenue in excess of $185,000,000 during the twelve calendar months ended December 31, 2025 or (ii) a Behavioral Remedy that would reasonably be expected to result in (x) an aggregate reduction of EBITDA of Brink’s or NCR Atleos of greater than $5,000,000 or (y) an aggregate one-time direct implementation cost to Brink’s or Merger II Surviving Company in excess of $10,000,000. There can likewise be no assurances that regulatory or competition authorities will not attempt to challenge the Mergers or, if such a challenge is made, what the result of such challenge will be.
Expiration or Termination of Waiting Period under the HSR Act in the United States
Under the HSR Act and the rules promulgated thereunder, the Mergers may not be completed until Brink’s and NCR Atleos each files a notification and report form with the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (“FTC”), and the applicable waiting period (and any extension thereof) or any commitment by the parties to the Merger Agreement not to consummate the Transactions before a certain date under a timing agreement has, in each case, expired or been terminated. The waiting period under the HSR Act applicable to the Mergers is 30 calendar days following the parties’ filings of their respective HSR Act notification and report forms, unless the waiting period is terminated earlier or extended. If the DOJ or the FTC issues a request for additional information and documentary materials (which is referred to as a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30 calendar day waiting period, which would begin to run only after both parties have substantially complied with such Second Request, unless the waiting period is terminated earlier or the parties agree with the DOJ or FTC to delay the Closing for a specified period of time.
At any time before or after consummation of the Transactions, notwithstanding the expiration of the waiting period under the HSR Act, competition authorities could take action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Transactions or to unwind the Transactions. Private parties may also seek to take legal action under applicable antitrust laws under certain circumstances. There can be no assurances that the Antitrust Division of the DOJ, the FTC, any state attorney general or any other government authority will not attempt to challenge the Transactions on antitrust grounds, and, if such a challenge is made, there can be no assurances as to its result.
Brink’s and NCR Atleos each filed a notification and report form under the HSR Act with the DOJ and the FTC on March 16, 2026 and Brink’s pulled and refiled its form on April 16, 2026. The required waiting period under the HSR Act for the Mergers will expire at 11:59 p.m. Eastern Time on May 18, 2026, unless such period is terminated earlier or extended by the issuance of a Second Request.
Additional Antitrust/Merger Control Filings and Foreign Direct Investment Filings
The Mergers are subject to clearance or approval under the competition laws and the foreign investment laws of certain other non-U.S. jurisdictions. The parties agreed in the Merger Agreement to initiate the appropriate steps towards filing of all notification filings, forms or submissions as required by the antitrust, competition or foreign investment laws of each such non-U.S. jurisdiction as promptly as reasonably practicable following the date of the Merger Agreement (and in any event prior to the expiration of any applicable legal deadline).
Stock Exchange Matters
Brink’s Common Stock is listed for trading on the NYSE under the symbol “BCO.” The shares of Brink’s Common Stock to be issued in connection with the First Merger will be listed for trading on the NYSE. NCR Atleos Common Stock is listed for trading on the NYSE under the symbol “NATL.” In connection with the First Merger, the NCR Atleos Common Stock currently listed on the NYSE will be delisted from the NYSE and deregistered under the Exchange Act.
Under the terms of the Merger Agreement, Brink’s will use its reasonable best efforts to take all action required to be taken under the rules and policies of the NYSE in connection with the issuance, exchange and listing of the shares of Brink’s Common Stock to be issued in connection with the First Merger. The Merger Agreement provides that neither Brink’s nor NCR Atleos will be required to complete the Mergers if such shares are not authorized for listing on the NYSE, subject to official notice of issuance.
No Appraisal or Dissenters’ Rights in the Mergers
In accordance with Section 13.1-730 of the VSCA, no appraisal or dissenters’ rights will be available to holders of Brink’s Common Stock in connection with the Mergers. Under Virginia law, subject to certain exceptions, Brink’s shareholders are entitled to appraisal rights and to obtain payment of the fair value of their shares if, among other things, a merger to which Brink’s is a party is consummated, and shareholder approval is required. Because Brink’s will not be party to either Merger, holders of Brink’s Common Stock are not entitled to any appraisal or dissenters’ rights in connection with the Mergers.
In accordance with Section 3-202 of the MGCL, no appraisal or dissenters’ rights will be available to holders of NCR Atleos Common Stock in connection with the Mergers. Under Maryland law, subject to certain exceptions, NCR Atleos stockholders have the right to demand and receive payment of the fair value of their NCR Atleos Common Stock from the successor if, among other things, NCR Atleos consolidates or merges with another corporation. However, under Maryland law, NCR Atleos stockholders may not demand payment of the fair value of their shares of NCR Atleos Common Stock if, on the NCR Atleos Record Date, shares of NCR Atleos Common Stock are listed on a national securities exchange, subject to certain exceptions that are not applicable to the Mergers. As of the NCR Atleos Record Date, NCR Atleos Common Stock is listed on the NYSE and, accordingly, holders of NCR Atleos Common Stock are not entitled to any appraisal or dissenters’ rights in connection with the Mergers.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We urge you to read the full text of the Merger Agreement, as it is the legal document governing the Mergers. This section is not intended to provide you with any factual information about Brink’s or NCR Atleos. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Brink’s and NCR Atleos make with the SEC, as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of the terms thereof are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Brink’s and NCR Atleos contained in this joint proxy statement/prospectus or in the public reports of Brink’s or NCR Atleos filed with the SEC may supplement, update or modify the factual disclosures about Brink’s and NCR Atleos contained in the Merger Agreement. The Merger Agreement contains representations and warranties by Brink’s, on the one hand, and by NCR Atleos, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the Merger Agreement by Brink’s and NCR Atleos were qualified and subject to important limitations agreed to by Brink’s and NCR Atleos in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders or stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Brink’s and NCR Atleos each delivered in connection with the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Brink’s and NCR Atleos at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
Structure of the Transactions
Each of the Brink’s Board and the NCR Atleos Board has approved, by unanimous vote of their respective directors at the respective meetings convened for the purpose of considering the Merger Agreement, the Merger Agreement and the Transactions, including the Mergers.
The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein:
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Merger Sub I will merge with and into NCR Atleos, with NCR Atleos surviving the First Merger as a direct wholly owned subsidiary of Brink’s (the “Merger I Surviving Corporation”). In connection with the First Merger, (i) each issued and outstanding share of capital stock of Merger Sub I as of immediately prior to the First Effective Time will be converted automatically into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Merger I Surviving Corporation (the “Merger I Surviving Corporation Common Stock”), and (ii) each issued and outstanding share of NCR Atleos Common Stock as of immediately prior to the First Effective Time (other than shares held by Brink’s, Merger Sub I or Merger Sub II (collectively, the “Canceled Shares”)) will be automatically canceled and converted into the right to receive the Merger Consideration; and

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Immediately following the First Merger, the Merger I Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Brink’s (“Merger II Surviving Company”). In connection with the Second Merger, (i) each share of Merger I Surviving Corporation Common Stock issued and outstanding immediately prior to the effective time of the Second Merger (the “Second Effective Time”) will be automatically canceled without any conversion or payment therefor, and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time will remain unchanged and outstanding following the Second Merger.

Merger Consideration
At the First Effective Time, each share of NCR Atleos Common Stock issued and outstanding immediately prior to the First Effective Time (other than Canceled Shares) will be automatically converted into the right to receive the Merger Consideration, without interest thereon and less any applicable withholding of taxes. The Merger Consideration consists of (i) the Cash Consideration, which is an amount equal to $30.00 per share in cash, without interest, and (ii) the Stock Consideration, which is equal to the Exchange Ratio of 0.1574 validly issued, fully paid and nonassessable shares of Brink’s Common Stock per share. All shares of NCR Atleos Common Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be canceled at the First Effective Time and the holders of such shares will cease to have any rights with respect thereto, except for the right to receive the Merger Consideration to be paid and issued in consideration therefor.
Adjustments
If, at any time during the period between the date of the Merger Agreement and the First Effective Time, any change in the outstanding shares of NCR Atleos Common Stock or Brink’s Common Stock occurs as a result of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of NCR Atleos Common Stock or Brink’s Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, then the Merger Consideration and any other number or amount in the Merger Agreement which is based upon the price or the number or fraction of shares of NCR Atleos Common Stock or Brink’s Common Stock will be appropriately adjusted to reflect such stock split, reverse share split, dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided that (i) in no event will the aggregate Merger Consideration after giving effect to any such event exceed the value of the Merger Consideration that would have been payable had such event not occurred, and (ii) this will not permit any party to take any action with respect to its securities that is expressly prohibited by the terms of the Merger Agreement.
Treatment of NCR Atleos’ Equity Awards
The Merger Agreement provides that NCR Atleos’ equity awards that are outstanding immediately prior to the First Effective Time will be subject to the following treatment, subject to certain exceptions:
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NCR Atleos RSUs. At the First Effective Time, except as specified below under “—NCR Atleos Deferred Director RSUs,” each NCR Atleos RSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a Converted Brink’s RSU, denominated in shares of Brink’s Common Stock, rounded down to the nearest whole share (based on the Equity Award Conversion Ratio) to the number of shares of Brink’s Common Stock subject to such award.

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NCR Atleos Deferred Director RSUs. At the First Effective Time, each NCR Atleos RSU granted to a non-employee director of NCR Atleos that is deferred under the NCR Atleos director compensation program and that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the Merger Consideration multiplied by the number of shares of NCR Atleos Common Stock subject to such NCR Atleos RSU.

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NCR Atleos PSUs. At the First Effective Time, each NCR Atleos PSU that is outstanding immediately prior to the First Effective Time will be assumed and converted into a Converted Brink’s PSU, denominated in shares of Brink’s Common Stock, rounded down to the nearest whole share (based on the Equity Award Conversion Ratio), with performance deemed achieved based on actual performance through the First Effective Time or, if greater, and required by the terms of the NCR Atleos PSU, at a payout percentage of 100%.

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NCR Atleos Options. At the First Effective Time, each NCR Atleos Option that is outstanding immediately prior to the First Effective Time will be canceled and converted into the right to receive the product of (x) the number of shares of NCR Atleos Common Stock for which such NCR Atleos Option is exercisable and (y) the excess of the Merger Consideration over the per share exercise price of such NCR Atleos Option (reducing the Cash Consideration portion of the Merger Consideration first); provided that, if an NCR Atleos Option has a per share exercise price equal to or greater than the Merger Consideration it will be canceled without consideration and will be of no further force and effect.

Each Converted Brink’s RSU and Converted Brink’s PSU will have the same vesting and settlement schedule as the NCR Atleos RSU or NCR Atleos PSU, respectively, from which it was converted and will be subject to similar material terms and conditions of the equity plan under which it was originally granted, to the extent administratively practicable; provided that each Converted Brink’s PSU will only be subject to time-based vesting through the original vesting date.
All amounts payable in respect of each NCR Atleos RSU, NCR Atleos Deferred Director RSU, NCR Atleos PSU, and NCR Atleos Option (including issuance of Brink’s Common Stock, as applicable) for which Brink’s or any of its subsidiaries has a tax withholding obligation will be paid as promptly as reasonably possible after the First Effective Time by Brink’s or any of its subsidiaries through payroll, less applicable tax withholdings and deductions; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.
NCR Atleos will not commence any offering under its employee stock purchase plan and will terminate such plan prior to the First Effective Time. Prior to the First Effective Time, if Brink’s does not elect to assume NCR Atleos’ equity plans and/or convert and assume the available share reserve under such plans, NCR Atleos will terminate its equity incentive plans.
Fractional Shares
No fractional shares of Brink’s Common Stock will be issued upon the cancellation and conversion of shares of NCR Atleos Common Stock, the settlement of NCR Atleos Deferred Director RSUs or the settlement of NCR Atleos Options. All fractional shares to which a single record holder of NCR Atleos Common Stock, NCR Atleos Deferred Director RSUs and NCR Atleos Options would be otherwise entitled to receive will be aggregated, and calculations will be rounded to three decimal places. In lieu of any such fractional shares, each holder who would otherwise be entitled to receive such fractional shares will be entitled to be paid an amount in cash (without interest and rounded down to the nearest cent), determined by multiplying (x) such fractional part of a share of Brink’s Common Stock by (y) the closing price on the NYSE for a share of Brink’s Common Stock on the last trading day immediately preceding the First Effective Time.
Closings and Effective Times of the Mergers
Unless the Merger Agreement has been terminated, and unless otherwise mutually agreed in writing by Brink’s and NCR Atleos, the closing of the Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, on the third business day following the satisfaction (or written waiver, if permitted by applicable law) of the conditions to closing of the Mergers, other than those conditions that, by their nature, are to be first satisfied at the closing of the Mergers, but subject to the satisfaction (or written waiver, if permitted by applicable law) of such conditions at the closing of the Mergers; provided, however, that if the Marketing Period (as defined in the Merger Agreement) has not ended at the time of satisfaction or waiver of the conditions to closing of the Mergers, other than those conditions that, by their nature, are to be first satisfied at the closing of the Mergers, but subject to the satisfaction (or written waiver, if permitted by applicable law) of such conditions at the closing of the Mergers, then the closing of the Mergers will instead take place on the earlier of (x) any business day to be specified by Brink’s to NCR Atleos on no less than two business days’ written notice to NCR Atleos and (y) the day that is four business days after the last day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions to closing of the Mergers, other than those conditions that, by their nature, are to be first satisfied at the closing of the Mergers, but subject to the satisfaction (or written waiver, if permitted by applicable law) of such conditions at the closing of the Mergers (the date on which the closing of the Mergers occurs being the “Closing Date”).
Subject to the terms and conditions of the Merger Agreement, the Mergers will be effectuated as follows:
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Concurrently with the Closing, NCR Atleos will cause articles of merger with respect to the First Merger (the “First Merger Articles of Merger”) to be duly executed and to be filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”), and will take all other actions required under the MGCL in connection with the First Merger. The First Merger will become effective at the First Effective Time, which is the time that the First Merger Articles of Merger are accepted for record by the SDAT; and

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Immediately after the filing of the First Merger Articles of Merger, Merger Sub II will cause articles of merger with respect to the Second Merger (the “Second Merger Articles of Merger”) to be duly executed and to be filed with and accepted for record by the SDAT, and will take all other actions required under the MGCL and the Maryland Limited Liability Company Act (the “MLLCA”) in connection with the Second Merger. The Second Merger will become effective at the Second Effective Time, which is the time that the Second Merger Articles of Merger are duly filed with and accepted for record by the SDAT or at such later time (not to exceed thirty days after the Second Merger Articles of Merger are accepted for record by the SDAT) as is agreed to by the parties to the Merger Agreement in writing prior to the filing of the Second Merger Articles of Merger and specified in the Second Merger Articles of Merger in accordance with the MGCL and the MLLCA.

Exchange of Shares and Payment Procedures
Prior to the date of Closing, Brink’s will designate and appoint the Exchange Agent, which will be a bank or trust company reasonably acceptable to NCR Atleos, to act as the agent for the payment of the Cash Consideration and cash in lieu of fractional shares of Brink’s Common Stock and the distribution of the Stock Consideration at the First Effective Time.

Exchange Fund
At or prior to the First Effective Time, Brink’s will deposit with the Exchange Agent (x) cash in an aggregate amount sufficient to pay the aggregate Cash Consideration and the aggregate amount payable in lieu of fractional shares of Brink’s Common Stock (other than any amounts payable in respect of NCR Atleos RSUs, NCR Atleos PSUs or NCR Atleos Options, which will be paid through the payroll of Brink’s) and (y) evidence of shares of Brink’s Common Stock in book-entry form sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration. After the First Effective Time, Brink’s will deposit with the Exchange Agent, as necessary from time to time, any dividends or distributions payable on shares of Brink’s Common Stock in respect of shares of NCR Atleos Common Stock which had not theretofore been surrendered for exchange (such cash, shares of Brink’s Common Stock and dividends or other distributions with respect thereto collectively being referred to as the “Exchange Fund”). Any interest or income from investment of the Exchange Fund not required to make all payments of Cash Consideration will be paid to Brink’s or Merger II Surviving Company, as Brink’s directs.
If any funds in the Exchange Fund remain undistributed following the first anniversary of the Closing Date, Brink’s and Merger II Surviving Company will be entitled to require the Exchange Agent to deliver such funds to Brink’s, and thereafter, holders of NCR Atleos Common Stock who have not yet complied with the foregoing procedures will only be entitled to look to Brink’s and Merger II Surviving Company for payment of claims for the Merger Consideration. Any amounts remaining unclaimed at such time at which such amounts would otherwise escheat to or become property of any governmental authority will become, to the extent permitted by applicable law, the property of Merger II Surviving Company, subject to the claims of any holder of NCR Atleos Common Stock entitled to payment of Merger Consideration who has not yet surrendered its shares.
Exchange of Certificated Shares of NCR Atleos Common Stock
With respect to any certificate which immediately prior to the First Effective Time represented outstanding shares of NCR Atleos Common Stock (other than the Canceled Shares), Brink’s and Merger II Surviving Company will cause the Exchange Agent to mail, as promptly as practicable after the First Effective Time, to each holder of record (as of immediately prior to the First Effective Time) of such certificates a form of letter of transmittal together with instructions thereto regarding the surrender of NCR Atleos Common Stock certificates. Upon the Exchange Agent’s receipt of a surrendered certificate or certificates in respect of shares of NCR Atleos Common Stock (or affidavits in lieu thereof) together with a duly completed and validly executed letter of transmittal and such other customary documents as may be required pursuant to the instructions, Brink’s and Merger II Surviving Company will instruct the Exchange Agent to, as promptly as practicable, pay and distribute the Merger Consideration that such holder has the right to receive pursuant to the Merger Agreement for each share of NCR Atleos Common Stock represented by such surrendered certificate, and each surrendered certificate will then be canceled. Until surrendered, each certificate representing shares of NCR Atleos Common Stock after the First Effective Time (other than certificates representing Canceled Shares) shall represent only the right to receive the Merger Consideration.
Exchange of Non-Certificated Shares of NCR Atleos Common Stock
With respect to non-certificated shares of NCR Atleos Common Stock represented in book-entry form (other than Canceled Shares), Brink’s and Merger II Surviving Company will cause the Exchange Agent to pay and distribute the Merger Consideration as promptly as practicable following the First Effective Time, provided that such holders may be required to comply with procedures as may customarily be required by the Exchange Agent for holders of shares in book-entry form. With respect to non-certificated shares of NCR Atleos Common Stock held, directly or indirectly, through the DTC, Brink’s and NCR Atleos will cooperate to establish procedures with the Exchange Agent, DTC and such other necessary third-party intermediaries to ensure that the Exchange Agent will transmit to DTC or its nominees as promptly as practicable after the First Effective Time, upon surrender of shares held by record of DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration payable for each such non-certificated share.
Interest
No interest will accrue or be paid on the Merger Consideration payable upon surrender of any stock certificate or non-certificated shares of NCR Atleos Common Stock held in book-entry form for the benefit of the holder thereof.
Distributions
No dividends or other distributions with respect to Brink’s Common Stock with a record date after the First Effective Time or cash payment in lieu of fractional shares will be paid to the holder of any certificate formerly representing NCR Atleos Common Stock or the holder of any non-certificated shares of NCR Atleos Common Stock represented in book-entry form until the surrender of such certificate or exchange of such book-entry shares, respectively. Following the surrender of such certificate or exchange of such book-entry shares, the holder of the shares of Brink’s Common Stock issued in exchange for such certificate or book-entry shares will, (x) at the time of delivery of the applicable Brink’s Common Stock, receive the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to shares of Brink’s Common Stock and, (y) at the appropriate payment date, also receive the amount of dividends or other distributions with a record date after the First Effective Time but prior to such delivery of the applicable Brink’s Common Stock, and a payment date subsequent to such delivery, payable with respect to shares of Brink’s Common Stock.
Subject to applicable law, there will be paid to the holder of the shares of Brink’s Common Stock issued in exchange for book-entry shares in accordance with the Merger Agreement, without interest, (x) at the time of delivery of Brink’s Common Stock by the Exchange Agent, the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Brink’s Common Stock and, (y) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent, and a payment date subsequent to the time of such delivery by the Exchange Agent, payable with respect to such shares of Brink’s Common Stock.
Lost, Stolen or Destroyed Certificates
If any stock certificate which immediately prior to the First Effective Time represented shares of NCR Atleos Common Stock entitled to receive the Merger Consideration has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the certificated shares of NCR Atleos Common Stock formerly represented by that stock certificate, or by a representative of that holder, claiming that stock certificate to be lost, stolen or destroyed and, if required by Brink’s, the delivery by that holder of a customary indemnity (which may include the posting of a bond in a reasonable amount), the Exchange Agent (or, if after the dissolution of the Exchange Fund, Brink’s) will pay, in exchange for such lost, stolen or destroyed stock certificate, the applicable aggregate Merger Consideration to be paid in respect thereof pursuant to the Merger Agreement.
Organizational Documents
At the First Effective Time, by virtue of the First Merger and without the necessity of further action by NCR Atleos or any other person, (x) the articles of incorporation of NCR Atleos, as in effect immediately prior to the First Effective Time, will be the articles of incorporation of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, and (y) the bylaws of NCR Atleos, as in effect immediately prior to the First Effective Time, will be the bylaws of the Merger I Surviving Corporation until thereafter changed or amended as provided therein and in the articles of incorporation of the Merger I Surviving Corporation and by applicable law.
At the Second Effective Time, by virtue of the Second Merger and without the necessity of further action by the Merger I Surviving Corporation or any other person, the articles of organization of Merger Sub II, as in effect immediately prior to the Second Effective Time, will be the articles of organization of Merger II Surviving Company until thereafter changed or amended as provided therein or by applicable law. Brink’s will take all required actions so that, effective as of the Second Effective Time, the limited liability company agreement of Merger II Surviving Company, as in effect immediately prior to the Second Effective Time, will be amended and restated to read in its entirety in the form of the limited liability company agreement set forth on Exhibit A to the Merger Agreement and, as so amended and restated, will be the limited liability company agreement of Merger II Surviving Company until thereafter changed or amended as provided therein and by applicable law.
Directors and Officers
From and after the First Effective Time, the directors and officers of Merger Sub I immediately prior to the First Effective Time will become the directors and officers of the Merger I Surviving Corporation, each to hold office, from and after the First Effective Time, in accordance with the articles of incorporation and bylaws of the Merger I Surviving Corporation until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Merger I Surviving Corporation.
From and after the Second Effective Time, the officers of the Merger I Surviving Corporation immediately prior to the Second Effective Time will become the officers of Merger II Surviving Company, each to hold office, from and after the Second Effective Time, in accordance with the limited liability company agreement of Merger II Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of Merger II Surviving Company.
Prior to the First Effective Time, NCR Atleos will use reasonable best efforts to cause each NCR Atleos director to execute and deliver a letter effectuating his or her resignation as a member of the NCR Atleos Board, to be effective as of immediately prior to, and contingent upon the occurrence of the Second Effective Time.

Representations and Warranties
The Merger Agreement contains representations and warranties made by each of NCR Atleos, Brink’s, Merger Sub I and Merger Sub II. The representations and warranties of NCR Atleos, Brink’s, Merger Sub I and Merger Sub II were made by the parties as of the date of the Merger Agreement and, in some cases, as of the Closing Date. The representations and warranties do not survive the consummation of the First Merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement. In addition, certain of NCR Atleos’ representations and warranties are qualified by the disclosure letter NCR Atleos delivered to Brink’s, Merger Sub I and Merger Sub II concurrently with or prior to the execution of the Merger Agreement (the “NCR Atleos Disclosure Letter”) and information filed by NCR Atleos with the SEC publicly available prior to the date that is one business day prior to the date of the Merger Agreement, and certain of Brink’s, Merger Sub I’s and Merger Sub II’s representations and warranties are qualified by the disclosure letter Brink’s, Merger Sub I and Merger Sub II delivered to NCR Atleos concurrently with or prior to the execution of the Merger Agreement (the “Brink’s Disclosure Letter”) and information filed by Brink’s with the SEC publicly available prior to the date that is one business day prior to the date of the Merger Agreement.
Representations and Warranties of NCR Atleos
The Merger Agreement contains representations and warranties made by NCR Atleos relating to a number of matters, including the following:
•	organization, good standing and subsidiaries;
•	capitalization, the absence of other outstanding equity securities or voting debt, and the ownership of subsidiaries;
•
corporate authority to enter into the Merger Agreement and, subject to the affirmative vote of holders of NCR Atleos Common Stock representing a majority of all the votes entitled to be cast with respect to the NCR Atleos Merger Proposal (the “NCR Atleos Stockholder Approval”), to consummate the Mergers;

•	the absence of conflicts with NCR Atleos’ organizational documents, applicable laws, judgments, contracts or permits;
•	government consents, approvals, licenses, permits, registrations and filings required to be made in connection with the Mergers;
•
SEC filings filed by NCR Atleos since October 16, 2023, financial statements, undisclosed liabilities, information supplied, accounting practices, securities laws and fiduciary duties and NYSE listing and corporate governance rules and regulations;

•	the absence of certain changes as of September 30, 2025 and the absence of any NCR Atleos Material Adverse Effect (as defined below) since September 30, 2025;
•	the absence of certain legal proceedings;
•
compliance with laws including anti-corruption, anti-money laundering, money transmitter and money services, virtual currency business activity licensing, consumer protection, sanctions and export-import laws and the possession of permits and money transmitter licenses;

•	certain tax matters;
•	certain employee benefit matters;
•	certain labor matters;
•	certain environmental matters;
•	intellectual property owned, licensed by or used by NCR Atleos and its subsidiaries;
•	data privacy and technology and information security;
•	real and leased property;
•	contracts, including the validity and enforceability of material contracts;
•	maintenance and sufficiency of insurance policies;
•	no rights agreement and anti-takeover provisions;
•	the opinion of NCR Atleos’ financial advisor, J.P. Morgan Securities LLC;

•	the engagement of brokers and other advisors; and
•	the characterization of the Mergers as a “reorganization.”
Some of the representations and warranties in the Merger Agreement made by NCR Atleos are qualified as to “materiality” or “NCR Atleos Material Adverse Effect.” “NCR Atleos Material Adverse Effect” means any effect, change, event, condition, development, occurrence or state of circumstances or facts that, individually or in the aggregate with all other effects, changes, events or occurrences, has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or condition (financial or otherwise) of NCR Atleos and its subsidiaries taken as a whole. However, none of the following and no effect, change, event, condition, development, occurrence or state of circumstances or facts arising out of or resulting from the following will constitute or be taken into account in determining whether an NCR Atleos Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur.
•
any effect, change, event, condition, development, occurrence or state of circumstances or facts generally affecting the industry in which NCR Atleos and its subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation;

•
changes or prospective changes in the law or in GAAP or other accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions;

•
the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Transactions; provided, however, that this exception shall not apply with respect to (i) the portions of certain representations and warranties (in whole or in relevant part) made by NCR Atleos the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the negotiation, execution, announcement, performance or pendency of the Merger Agreement or the consummation of the Transactions (or the related condition to consummation of the Transactions) and (ii) certain obligations of NCR Atleos, related to carrying on its business in all material respects in the ordinary course of business consistent with past practice;

•
acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism;

•	earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events;
•
any action taken by NCR Atleos or its subsidiaries that is required by the Merger Agreement (other than the obligation to use commercially reasonable efforts to carry on their business in all material respects in the ordinary course of business consistent with past practice) or with Brink’s written consent or at Brink’s written request, or the failure to take any action by NCR Atleos or its subsidiaries if that action is prohibited by the Merger Agreement;

•	any change or prospective change in NCR Atleos’ credit rating;
•	any decline in the market price, or change in trading volume, of NCR Atleos’ stock;
•
any failure by NCR Atleos to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the foregoing exceptions of this item shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein is or contributed to an NCR Atleos Material Adverse Effect, unless such changes, declines or failures would otherwise be excepted from this definition);

•	any epidemic, pandemic or disease outbreak; or
•
changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the U.S. or any other country or region in the world.

However, to the extent any effect, change, event, condition, development, occurrence or state of circumstances or facts referred to in the first, second, fourth, fifth, tenth or eleventh items (and the related consequences) immediately above has a disproportionately adverse effect on NCR Atleos and its subsidiaries, as a whole, relative to other companies in NCR Atleos’ industry, only the incremental disproportionate impact or impacts of such effect, change, event, condition, development, occurrence or state of circumstances or facts may be taken into account when determining whether an NCR Atleos Material Adverse Effect has occurred or would reasonably be expected to occur.
Representations and Warranties of Brink’s, Merger Sub I and Merger Sub II
The Merger Agreement contains representations and warranties made by Brink’s, Merger Sub I and Merger Sub II relating to a number of matters, including the following:
•	organization and good standing;
•
corporate authority to enter into the Merger Agreement and, subject to the affirmative vote of a majority of votes cast by the holders of outstanding Brink’s Common Stock entitled to vote thereon with respect to the Brink’s Share Issuance Proposal (the “Brink’s Shareholder Approval”), to consummate the Transactions;

•	the absence of conflicts with Brink’s organizational documents, applicable laws or material contracts;
•	capitalization and the absence of other outstanding equity securities or voting debt;
•
SEC filings filed by Brink’s since January 1, 2024, financial statements, undisclosed liabilities, information supplied, accounting practices, securities laws and fiduciary duties and NYSE listing and corporate governance rules and regulations;

•	the absence of certain changes as of September 30, 2025 and the absence of any Brink’s Material Adverse Effect (as defined below) since September 30, 2025;
•	compliance with laws and the possession of permits;
•	government consents, approvals, licenses, permits, registrations and filings required to be made in connection with the Mergers;
•	formation and operation of each of Merger Sub I and Merger Sub II;
•
sufficiency of funds to pay the amounts required to be paid in connection with, or as a result of, the consummation of the Mergers and other Transactions (assuming satisfaction of certain conditions and the funding of the Debt Financing);

•	the Debt Commitment Letter in connection with the Debt Financing;
•	brokers and other advisors, including related fees;
•	the absence of certain legal proceedings;
•	the absence of ownership of equity of NCR Atleos;
•	intellectual property owned, licensed by or used by Brink’s and its subsidiaries;
•	data privacy and technology and information security;
•	solvency of Brink’s immediately after giving effect to the Transactions;
•	no rights agreement and anti-takeover provisions; and
•	the characterization of the Mergers as a “reorganization.”
Some of the representations and warranties in the Merger Agreement made by Brink’s, Merger Sub I and Merger Sub II are qualified as to “materiality” or “Brink’s Material Adverse Effect.” “Brink’s Material Adverse Effect” means any effect, change, event, condition, development, occurrence or state of circumstances or facts that, individually or in the aggregate with all other effects, changes, events or occurrences, has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or condition (financial or otherwise) of Brink’s and its subsidiaries taken as a whole. However, none of the following and any effect, change, event, condition, development, occurrence or state of circumstances or facts arising out of or resulting from the following will constitute or be taken into account in determining whether a Brink’s Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur.
•
any effect, change, event, condition, development, occurrence or state of circumstances or facts generally affecting the industry in which Brink’s and its subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation;

•
changes or prospective changes in the law or in GAAP or other accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions;

•
the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Transactions; provided, however, that this exception shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Brink’s, Merger Sub I or Merger Sub II (or the related condition to consummation of the Transactions) the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the negotiation, execution, announcement, performance or pendency of the Merger Agreement or the consummation of the Transactions (or the related condition to consummation of the Transactions);

•
acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism;

•	earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events;
•
any action taken by Brink’s or its subsidiaries that is required by the Merger Agreement or with NCR Atleos’ written consent or at NCR Atleos’ written request, or the failure to take any action by Brink’s or its subsidiaries if that action is prohibited by the Merger Agreement;

•	any change or prospective change in Brink’s credit rating;
•	any decline in the market price, or change in trading volume, of Brink’s stock;
•
any failure by Brink’s to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the foregoing exceptions of this item shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein is or contributed to a Brink’s Material Adverse Effect, unless such changes, declines or failures would otherwise be excepted from this definition);

•	any epidemic, pandemic or disease outbreak; or
•
changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the U.S. or any other country or region in the world.

However, to the extent any effect, change, event, condition, development, occurrence or state of circumstances or facts referred to in the first, second, fourth, fifth, tenth or eleventh items (and the related consequences) immediately above has a disproportionately adverse effect on Brink’s and its subsidiaries, as a whole, relative to other companies in Brink’s industry, only the incremental disproportionate impact or impacts of such effect, change, event, condition, development, occurrence or state of circumstances or facts may be taken into account when determining whether a Brink’s Material Adverse Effect has occurred or would reasonably be expected to occur.
Covenants and Agreements
Conduct of Business by NCR Atleos Prior to the First Effective Time
The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the First Effective Time, except (a) as set forth in the NCR Atleos Disclosure Letter, (b) as required by applicable law, judgment or a governmental authority, (c) as consented to in advance in writing by Brink’s (which consent will not be unreasonably withheld, conditioned or delayed) or (d) as expressly permitted or required by the Merger Agreement, NCR Atleos and its subsidiaries will:
•	use commercially reasonable efforts to carry on their business in the ordinary course of business in all material respects; and
•
use commercially reasonable efforts to (1) preserve their material business relationships with banks, customers, vendors and others doing business with it, (2) maintain and preserve intact their and each of their subsidiaries’ current assets and permits that are material to it and its subsidiaries taken as a whole and (3) retain the services of their officers and key employees.

In addition, NCR Atleos has also agreed that, except (a) as set forth in the NCR Atleos Disclosure Letter, (b) as required by applicable law, judgment or governmental authority, (c) as consented to in advance in writing by Brink’s (other than with respect to the third item listed below, such consent not to be unreasonably withheld, conditioned or delayed) or (d) as expressly required or permitted by the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the First Effective Time, NCR Atleos and its subsidiaries will not, subject in each case to certain specified exceptions, among other things:
•
issue, sell, distribute, assign, transfer, grant, dispose of or encumber any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity, voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests) or other securities of NCR Atleos or its subsidiaries;

•
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests) or other securities of NCR Atleos or its subsidiaries;

•
establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity voting interests, including other securities or equity interests of NCR Atleos or its subsidiaries;

•
adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned subsidiary of NCR Atleos which remains a wholly owned subsidiary after consummation of such transaction;

•
incur, assume or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of NCR Atleos or any of its subsidiaries, guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or other similar agreements to maintain any financial condition of another person;

•	enter into any swap or hedging transaction or other derivative agreements;
•	make any loans, capital contributions or advances to any person;
•
sell, lease, exchange, transfer or otherwise dispose of to any person, in a single transaction or series of related transactions (whether by merger, consolidation or sale of stock or assets or otherwise), any of its properties, assets or businesses;

•
transfer, sell, lease, license, subject to any lien (other than a permitted lien under the Merger Agreement), cancel, abandon or allow to lapse or expire any material intellectual property owned by NCR Atleos;

•	grant any lien on any of its material assets (other than a permitted lien under the Merger Agreement);
•
acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) (1) any person, the capital stock or equity securities thereof or a material portion of the assets of any other person or business, or division thereof or (2) any material assets;

•
except as required pursuant to a plan, program, policy, agreement or other arrangement in existence as of the date of the Merger Agreement or any labor agreement or applicable law, (1) grant to any employee, director or individual service provider any increase in compensation or benefits (except for increases in annual base salary or wage rate or target cash annual incentive opportunities to employees whose annual base salary or annualized wages are less than $200,000 made in the ordinary course of business in connection with promotions or annual performance reviews); (2) establish, adopt, enter into, take any discretionary action under or materially amend any plan, program, policy, agreement or other arrangement; (3) take action to accelerate any rights or benefits under any plan, program, policy, agreement or other arrangement; or (4) hire or promote any employee or individual service provider or terminate the employment or engagement of any employee or individual service provider without cause, other than hirings, promotions and terminations in the ordinary course of business for employees whose annual base salary or annualized wages are equal to or less than $200,000 or other individual service providers whose annual base fee is equal to or less than $200,000;

•	certify or recognize any labor union, labor organization or works council as the bargaining representative of any employee;

•
effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act, or any successor federal law (or any equivalent provisions under applicable law);

•
make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of NCR Atleos and its subsidiaries;

•
make (other than in the ordinary course of business), change or revoke any material tax election, adopt or change any material tax accounting method or tax accounting period, enter into any closing agreement or agreement in respect of material taxes with any governmental authority, settle any audit, examination, or other proceeding with respect to any material amount of taxes, enter into any closing agreement, voluntary disclosure agreement or similar agreement or arrangement with respect to a material amount of taxes, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, incur any liability for material taxes outside the ordinary course of business, fail to pay any material tax that becomes due and payable (including any estimated tax payments), or prepare or file any tax return in a manner inconsistent with past practice;

•
amend NCR Atleos’ charter documents or amend in any material respect (or in any respect adverse to Brink’s, any of its subsidiaries or the Transactions) the organizational documents of any material subsidiaries of NCR Atleos;

•
settle (or enter into any contract involving or providing for the settlement of or other arrangement providing concessions with respect to) any pending or threatened action against NCR Atleos or any of its subsidiaries;

•
consummate (1) any plan of complete or partial liquidation or dissolution of NCR Atleos or any of its subsidiaries or (2) a restructuring, recapitalization or other reorganization of NCR Atleos or any of its subsidiaries;

•	make certain capital expenditures;
•	cancel, modify or waive any debts or claims held by NCR Atleos or any of its subsidiaries or waive any rights held by NCR Atleos or any of its subsidiaries;
•
fail to maintain in full force and effect in all material respects, or fail to promptly replace or renew, the material insurance policies of NCR Atleos and its subsidiaries to the extent commercially reasonable;

•
engage in any transactions, agreements, arrangements or understandings with NCR Voyix Corporation, any affiliate of NCR Atleos or other person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (i.e., “related party transactions”);

•	terminate (other than upon expiration of the stated term thereof in accordance with its terms) or amend in any material respect any material contract or enter into any material contract;
•
terminate (other than upon expiration of the stated term thereof in accordance with its terms) or amend in any material respect any agreement entered into in connection with the spin-off of NCR Atleos and its subsidiaries from NCR Corporation effective as of October 16, 2023;

•	enter into any material new line of business; or
•	resolve, authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.
To the extent any action listed immediately above would otherwise be permitted as a result of it being a transaction between or among NCR Atleos and its wholly owned subsidiaries, any such action may only be permitted to the extent that such action is not reasonably expected to adversely affect Brink’s or the consummation of the Transactions.
NCR Atleos has also agreed to not, and cause its subsidiaries not to, after the date of the Merger Agreement, take any action or omit to take any action which (with or without notice or lapse of time or both) would reasonably be expected to (A) violate or conflict in any material respect with or constitute or become a material default or event of default under any Spin-Off Agreement, (B) create, result in or cause any liability of NCR Atleos or its subsidiaries under any Spin-Off Agreement or (C) under or in connection with the Spin-Off Agreements give any third party the right to consent to, approve or receive notification of the Transactions, including the Mergers.

Conduct of Business by Brink’s Prior to the First Effective Time
The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the First Effective Time, except (a) as set forth in the Brink’s Disclosure Letter, (b) as required by applicable law, judgment or a governmental authority, (c) as consented to in advance in writing by NCR Atleos (which consent will not be unreasonably withheld, conditioned or delayed) or (d) as expressly required or permitted by the Merger Agreement, Brink’s and its subsidiaries will not, subject in each case to certain specified exceptions, among other things:
•
prior to obtaining the Brink’s Shareholder Approval, issue, sell, distribute, assign, transfer or grant any Brink’s securities in connection with (1) any acquisition of any person or assets or (2) any capital raising transaction, in each case, if such acquisition or transaction would require the approval of Brink’s shareholders;

•
establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity voting interests, including other securities or equity interests of Brink’s;

•	amend Brink’s charter documents in any respect adverse to the Transactions;
•	consummate (1) any plan of complete or partial liquidation or dissolution of Brink’s or (2) a restructuring, recapitalization or other reorganization of Brink’s or any of its subsidiaries; or
•	resolve, authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.
To the extent any action listed immediately above would otherwise be permitted as a result of it being a transaction between or among Brink’s and its wholly owned subsidiaries, any such action may only be permitted to the extent that such action is not reasonably expected to adversely affect NCR Atleos or the consummation of the Transactions.
No Control
Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give NCR Atleos, Brink’s, Merger Sub I or Merger Sub II, directly or indirectly, the right to control or direct the other parties’ or their respective subsidiaries’ operations prior to the First Effective Time.
NCR Atleos Takeover Proposals
Under the Merger Agreement, during the period from the execution and delivery of the Merger Agreement and until the earlier of the First Effective Time and the valid termination of the Merger Agreement, NCR Atleos has agreed that it, its subsidiaries and its and their respective employees, directors and officers will not, and NCR Atleos will use its reasonable best efforts to cause its and its subsidiaries’ respective representatives not to (and will expressly not authorize such representatives to), directly or indirectly:
•
initiate, solicit, knowingly assist, knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, an NCR Atleos Takeover Proposal or a Potential NCR Atleos Takeover Proposal;

•
engage in, continue or otherwise participate in any negotiations or discussions concerning (except solely to notify any person of the non-solicitation provisions of the Merger Agreement), or make available or furnish or provide access to its properties, employees, officers, assets, books, contracts and records or any confidential information or data to any person in connection with, or for the purposes of encouraging any NCR Atleos Takeover Proposal or a Potential NCR Atleos Takeover Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any NCR Atleos Takeover Proposal;
•
execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, or other similar agreement for, relating to or in connection with any NCR Atleos Takeover Proposal or a Potential NCR Atleos Takeover Proposal (each, an “NCR Atleos Acquisition Agreement”); or

•	resolve, agree or publicly propose to do any of the foregoing.
Further, following the date of the Merger Agreement, NCR Atleos will promptly (and in any event within 48 hours) provide Brink’s with written notice of receipt of any proposals, offers or requests for information that constitutes an NCR Atleos Takeover

Proposal or Potential NCR Atleos Takeover Proposal. Such notice will indicate the identity of the third party making the inquiry, proposal, offer or request for information, and include a summary of the material terms and conditions thereof, along with copies of any draft agreements, term sheets, indications of interest or similar documents received from such third party related to such NCR Atleos Takeover Proposal. NCR Atleos has agreed to keep Brink’s reasonably informed on a reasonably current basis of material changes in the status of and any material developments relating to any NCR Atleos Takeover Proposal or the negotiations or discussions relating thereto, and will, as promptly as reasonably possible, provide Brink’s with copies of any draft agreements, indications of interest or similar documents received by NCR Atleos or any of its subsidiaries or any of its or their respective representatives from or on behalf of the third party making such NCR Atleos Takeover Proposal or any of its or their representatives or provided by or on behalf of NCR Atleos or any of its subsidiaries or any of its or their respective representatives to the third party making such NCR Atleos Takeover Proposal or any of their representatives, in each case, relating to such NCR Atleos Takeover Proposal.
Notwithstanding the restrictions described above, if at any time prior to obtaining the NCR Atleos Stockholder Approval, NCR Atleos receives an unsolicited NCR Atleos Takeover Proposal from any third party after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement, then:
(i)
NCR Atleos and its representatives may contact such third party making the NCR Atleos Takeover Proposal or its representatives (A) solely to clarify the terms and conditions of such NCR Atleos Takeover Proposal (and not to negotiate), provided that NCR Atleos will not engage in any discussions with such third party regarding any NCR Atleos Takeover Proposal or Potential NCR Atleos Takeover Proposal other than as permitted in the following clauses (B) and (C); (B) to request that any NCR Atleos Takeover Proposal made orally be made in writing; or (C) to notify such third party or its representatives and financing sources of the non-solicitation provisions of the Merger Agreement; and

(ii)
if the NCR Atleos Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) the NCR Atleos Takeover Proposal constitutes or would reasonably be expected to result in an NCR Atleos Superior Proposal and (B) the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable law (a “Qualifying NCR Atleos Takeover Proposal”), then, prior to the receipt of the NCR Atleos Stockholder Approval, as long as such NCR Atleos Takeover Proposal constitutes a Qualifying NCR Atleos Takeover Proposal, NCR Atleos and any of its representatives may, as applicable:

(x)
enter into an Acceptable NCR Atleos Confidentiality Agreement with the third party making such NCR Atleos Takeover Proposal and furnish information (including non-public information) with respect to NCR Atleos and its subsidiaries and/or provide access to the properties, employees, officers, assets, books, contracts and records of NCR Atleos and its subsidiaries, in each case, to the third party who has made such NCR Atleos Takeover Proposal and its respective representatives and financing sources; and

(y)	engage in or otherwise participate in discussions or negotiations with the third party making such NCR Atleos Takeover Proposal and its representatives and financing sources.
In this joint proxy statement/prospectus, references to:
“Acceptable NCR Atleos Confidentiality Agreement” mean (i) any confidentiality agreement entered into by NCR Atleos from and after the date of the Merger Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to NCR Atleos than those contained in the nondisclosure agreement dated as of May 29, 2025, by and between NCR Atleos and Brink’s (the “Nondisclosure Agreement”), except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to NCR Atleos Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of the Merger Agreement; provided, however, that any Acceptable NCR Atleos Confidentiality Agreement shall not prohibit compliance by NCR Atleos or any of its subsidiaries with any of the provisions of the Merger Agreement;
“NCR Atleos Superior Proposal” mean any bona fide written Qualifying NCR Atleos Takeover Proposal made after the date of the Merger Agreement that the NCR Atleos Board has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) is more favorable to NCR Atleos stockholders than the Transactions from a financial point of view (taking into account all the terms and conditions of such proposal and the Merger Agreement (including the NCR Atleos Termination Fee, any changes proposed by Brink’s to the terms of the Merger Agreement and the potential time delays and other risks to consummation associated with such NCR Atleos Takeover Proposal)) and (ii) is reasonably capable of being completed taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of the Merger Agreement considered relevant by the NCR Atleos Board; provided, however, that for purposes of the definition of “NCR Atleos Superior Proposal,” the references to “20%” and “80%” in the definition of NCR Atleos Takeover Proposal will be deemed to be references to “50%”;
“NCR Atleos Takeover Proposal” mean any inquiry, proposal or offer (and any amendment, modification, or other change thereto) from any person or group (other than Brink’s and its subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of NCR Atleos and its subsidiaries (based on the fair market value thereof, as determined in good faith by the NCR Atleos Board) or 20% or more of the consolidated revenues, operating income or net income of NCR Atleos and its subsidiaries, including through the acquisition of one or more subsidiaries of NCR Atleos owning such assets, (ii) acquisition of beneficial ownership of securities representing 20% or more of the voting power of the then outstanding NCR Atleos Common Stock and other voting securities of NCR Atleos, (iii) tender offer or exchange offer that if consummated would result in any person or group beneficially owning securities representing 20% or more of the voting power of the then outstanding NCR Atleos Common Stock and other voting securities of NCR Atleos, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving NCR Atleos or any of its subsidiaries pursuant to which such person or group (or the stockholders of any person) would acquire, directly or indirectly, 20% or more of the consolidated assets of NCR Atleos and its subsidiaries (based on the fair market value thereof, as determined in good faith by the NCR Atleos Board) or beneficial ownership of securities representing 20% or more of the aggregate voting power of NCR Atleos’ then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving NCR Atleos or the resulting direct or indirect parent of NCR Atleos or such surviving entity, (v) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, take private transaction or other similar transaction) of 20% or more of the total voting power of the outstanding NCR Atleos Common Stock and other voting securities of NCR Atleos, (vi) any transaction in which the holders of the voting power of NCR Atleos immediately prior to such transaction own 80% or less of the voting power of NCR Atleos immediately following the transaction, or (vii) any combination of the foregoing; provided, however, that the Merger Agreement and the Transactions, together with any modifications to the Merger Agreement proposed by Brink’s, Merger Sub I and Merger Sub II, will not be deemed an NCR Atleos Takeover Proposal; and
“Potential NCR Atleos Takeover Proposal” mean any proposal, inquiry or offer that would reasonably be expected to lead to an NCR Atleos Takeover Proposal.
Brink’s Takeover Proposals
Under the Merger Agreement, during the period from the execution and delivery of the Merger Agreement and until the earlier of the time Brink’s Shareholder Approval has been obtained and the valid termination of the Merger Agreement, Brink’s has agreed that it, its subsidiaries and its and their respective employees, directors and officers will not, and Brink’s will use its reasonable best efforts to cause its and its subsidiaries’ respective representatives not to (and will expressly not authorize such representatives to), directly or indirectly:
•
initiate, solicit, knowingly assist, knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Brink’s Takeover Proposal or a Potential Brink’s Takeover Proposal;

•
engage in, continue or otherwise participate in any negotiations or discussions concerning (except solely to notify any person of the non-solicitation provisions of the Merger Agreement), or make available or furnish or provide access to its properties, employees, officers, assets, books, contracts and records or any confidential information or data to any person in connection with, or for the purposes of encouraging any Brink’s Takeover Proposal or a Potential Brink’s Takeover Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Brink’s Takeover Proposal;
•
execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, or other similar agreement for, relating to or in connection with any Brink’s Takeover Proposal or a Potential Brink’s Takeover Proposal (each, a “Brink’s Acquisition Agreement”); or

•	resolve, agree or publicly propose to do any of the foregoing.
Further, following the date of the Merger Agreement and prior to the receipt of Brink’s Shareholder Approval, Brink’s will promptly (and in any event within 48 hours) provide NCR Atleos with written notice of receipt of any proposals, offers or requests for information that constitutes a Brink’s Takeover Proposal or Potential Brink’s Takeover Proposal. Such notice will indicate the identity of the third party making the inquiry, proposal, offer or request for information.

Notwithstanding the restrictions described above, if at any time prior to obtaining the Brink’s Shareholder Approval, Brink’s receives an unsolicited Brink’s Takeover Proposal from any third party after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement, then:
(i)
Brink’s and its representatives may contact such third party making the Brink’s Takeover Proposal or its representatives (A) solely to clarify the terms and conditions of such Brink’s Takeover Proposal (and not to negotiate), provided that Brink’s will not engage in any discussions with such third party regarding any Brink’s Takeover Proposal or Potential Brink’s Takeover Proposal other than as permitted in the following clauses (B) and (C); (B) to request that any Brink’s Takeover Proposal made orally be made in writing; or (C) to notify such third party or its representatives and financing sources of the non-solicitation provisions of the Merger Agreement; and

(ii)
if the Brink’s Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) the Brink’s Takeover Proposal constitutes or would reasonably be expected to result in a Brink’s Superior Proposal and (B) the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable law (a “Qualifying Brink’s Takeover Proposal”), then, prior to the receipt of the Brink’s Shareholder Approval, as long as such Brink’s Takeover Proposal constitutes a Qualifying Brink’s Takeover Proposal, Brink’s and any of its representatives may, as applicable:

(x)
enter into an Acceptable Brink’s Confidentiality Agreement with the third party making such Brink’s Takeover Proposal and furnish information (including non-public information) with respect to Brink’s and its subsidiaries and/or provide access to the properties, employees, officers, assets, books, contracts and records of Brink’s and its subsidiaries, in each case, to the third party who has made such Brink’s Takeover Proposal and its respective representatives and financing sources; and

(y)	engage in or otherwise participate in discussions or negotiations with the third party making such Brink’s Takeover Proposal and its representatives and financing sources.
In this joint proxy statement/prospectus, references to:
“Acceptable Brink’s Confidentiality Agreement” mean (i) any confidentiality agreement entered into by Brink’s from and after the date of the Merger Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to NCR Atleos than those contained in the Nondisclosure Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Brink’s Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of the Merger Agreement; provided, however, that any Acceptable Brink’s Confidentiality Agreement shall not prohibit compliance by Brink’s or any of its subsidiaries with any of the provisions of the Merger Agreement;
“Brink’s Superior Proposal” mean any bona fide written Qualifying Brink’s Takeover Proposal made after the date of the Merger Agreement that the Brink’s Board has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) is more favorable to Brink’s shareholders than the Transactions from a financial point of view (taking into account all the terms and conditions of such proposal and the Merger Agreement (including the Brink’s Termination Fee, any changes proposed by NCR Atleos to the terms of the Merger Agreement and the potential time delays and other risks to consummation associated with such Brink’s Takeover Proposal)) and (ii) is reasonably capable of being completed taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of the Merger Agreement considered relevant by the Brink’s Board; provided, however, that for purposes of the definition of “Brink’s Superior Proposal,” the references to “20%” and “80%” in the definition of Brink’s Takeover Proposal will be deemed to be references to “50%”;
“Brink’s Takeover Proposal” mean any inquiry, proposal or offer (and any amendment, modification, or other change thereto) from any person or group (other than NCR Atleos and its subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of Brink’s and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Brink’s Board) or 20% or more of the consolidated revenues, operating income or net income of Brink’s and its subsidiaries, including through the acquisition of one or more subsidiaries of Brink’s owning such assets, (ii) acquisition of beneficial ownership of securities representing 20% or more of the voting power of the then outstanding Brink’s Common Stock and other voting securities of Brink’s, (iii) tender offer or exchange offer that if consummated would result in any person or group beneficially owning securities representing 20% or more of the voting power of the then outstanding Brink’s Common Stock and other voting securities of Brink’s, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Brink’s or any of its subsidiaries pursuant to which such person or group (or the stockholders of any person) would acquire, directly or indirectly, 20% or more of the consolidated assets of Brink’s and its subsidiaries (based on the fair market value thereof, as determined in good faith by the

Brink’s Board) or beneficial ownership of securities representing 20% or more of the aggregate voting power of Brink’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving Brink’s or the resulting direct or indirect parent of Brink’s or such surviving entity, (v) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, take private transaction or other similar transaction) of 20% or more of the total voting power of the outstanding Brink’s Common Stock and other voting securities of Brink’s, (vi) any transaction in which the holders of the voting power of Brink’s immediately prior to such transaction own 80% or less of the voting power of Brink’s immediately following the transaction, or (vii) any combination of the foregoing; provided, however, that the Merger Agreement and the Transactions, together with any modifications to the Merger Agreement proposed by NCR Atleos, will not be deemed a Brink’s Takeover Proposal; and
“Potential Brink’s Takeover Proposal” mean any proposal, inquiry or offer that would reasonably be expected to lead to a Brink’s Takeover Proposal.
NCR Atleos Board Recommendation; NCR Atleos Adverse Recommendation Change
Except as permitted by the terms of the Merger Agreement, until the earlier of the First Effective Time and the valid termination of the Merger Agreement, the NCR Atleos Board will not:
•
fail to make or include the recommendation that NCR Atleos stockholders approve the Transactions, including the Mergers (the “NCR Atleos Board Recommendation”), in this joint proxy statement/prospectus;

•	withhold, withdraw or modify in a manner adverse to Brink’s the NCR Atleos Board Recommendation, or publicly propose to do any of the foregoing;
•
recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any NCR Atleos securityholders, an NCR Atleos Takeover Proposal, or propose publicly to do any of the foregoing;

•
fail to publicly reaffirm the NCR Atleos Board Recommendation within ten business days following receipt of a written request by Brink’s to provide such reaffirmation following the public announcement or disclosure of an NCR Atleos Takeover Proposal;

•
fail to recommend against any NCR Atleos Takeover Proposal that has been publicly disclosed by the date that is the earlier of (i) five business days prior to the NCR Atleos Special Meeting and (ii) ten business days after the public disclosure thereof (with any action described in the foregoing being referred to as an “NCR Atleos Adverse Recommendation Change”);

•
execute or enter into (or cause or permit NCR Atleos or any of its subsidiaries to execute or enter into) any NCR Atleos Acquisition Agreement, other than any Acceptable NCR Atleos Confidentiality Agreement;

•
take any action to make the provisions of any anti-takeover law or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or bylaws of NCR Atleos, inapplicable to any transactions contemplated by an NCR Atleos Takeover Proposal or Potential NCR Atleos Takeover Proposal (including approving any transaction under the MGCL); or

•	resolve, agree or propose to take any such actions.
However, none of the following actions, taken by the NCR Atleos Board, will be deemed to be an NCR Atleos Adverse Recommendation Change:
(i)
electing to take no position with respect to an NCR Atleos Takeover Proposal that is a tender offer or exchange offer until the earlier of (I) the close of business on the fifth business day prior to the NCR Atleos Special Meeting and (II) the close of business on the tenth business day after the commencement of such NCR Atleos Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act, so long as on the tenth business day the NCR Atleos Board publicly recommends against such tender offer or exchange offer;

(ii)
solely if and to the extent required by applicable law, disclosing that NCR Atleos has received an NCR Atleos Takeover Proposal and determined that such NCR Atleos Takeover Proposal constitutes a Qualifying NCR Atleos Takeover Proposal, provided that such disclosure states that the NCR Atleos Board has not changed or withdrawn the NCR Atleos Board Recommendation; and

(iii)
solely if and to the extent required by applicable law, disclosing that NCR Atleos has delivered to Brink’s a notice that NCR Atleos has received an NCR Atleos Superior Proposal and determined that the applicable Qualifying NCR Atleos Takeover Proposal constitutes an NCR Atleos Superior Proposal.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to obtaining the NCR Atleos Stockholder Approval, the NCR Atleos Board may (I) make an NCR Atleos Adverse Recommendation Change in response to an NCR Atleos Intervening Event or (II) if NCR Atleos has received a binding offer for an NCR Atleos Superior Proposal and NCR Atleos has complied in all respects with relevant provisions of the Merger Agreement in relation to such NCR Atleos Superior Proposal (A) make an NCR Atleos Adverse Recommendation Change and (B) cause NCR Atleos to enter into a definitive agreement to effectuate such NCR Atleos Superior Proposal and terminate the Merger Agreement and, if applicable, pay or cause to be paid, prior to or concurrent with such termination, the NCR Atleos Termination Fee, if, in each case, all of the following conditions are met:
•
the NCR Atleos Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such actions would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable law;

•
NCR Atleos must provide written notice to Brink’s at least four business days prior to effecting an NCR Atleos Adverse Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to an NCR Atleos Superior Proposal of its intent to take such action, specifying in reasonable detail the reasons therefor, including, as applicable, the NCR Atleos Intervening Event and in the case of receipt of an NCR Atleos Superior Proposal, the identity of the party making such NCR Atleos Superior Proposal (including a copy of such definitive acquisition agreement to be entered into in connection with such NCR Atleos Superior Proposal and, if applicable, copies of any financing commitment letters and fee letters (with customary redaction of any fee letters with respect thereto)) (which we refer to as an “NCR Atleos Change of Recommendation/Termination Notice”);

•
prior to effecting an NCR Atleos Adverse Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to an NCR Atleos Superior Proposal, NCR Atleos negotiates and causes its representatives to negotiate with Brink’s in good faith (to the extent Brink’s desires to negotiate) during the four business day period to enable Brink’s to propose in writing a binding offer to effect revisions to the terms of the Merger Agreement as would obviate the basis for an NCR Atleos Adverse Recommendation Change or such termination of the Merger Agreement; and

•
no earlier than the end of the four business day period, the NCR Atleos Board determines (after consultation with its financial advisors and outside legal counsel), after considering in good faith any such binding offer proposed by Brink’s during the four business day period, that such Qualifying NCR Atleos Takeover Proposal would continue to constitute an NCR Atleos Superior Proposal if the revisions proposed in Brink’s binding offer were to be given effect and the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable law or such NCR Atleos Intervening Event continues to permit an NCR Atleos Adverse Recommendation Change, as applicable.

Following delivery of an NCR Atleos Change of Recommendation/Termination Notice in the case of an NCR Atleos Superior Proposal, in the event of any material revision to the NCR Atleos Takeover Proposal, NCR Atleos must provide a new NCR Atleos Change of Recommendation/Termination Notice to Brink’s, and any NCR Atleos Adverse Recommendation Change or termination of the Merger Agreement to enter into a definitive agreement with respect to an NCR Atleos Superior Proposal following delivery of a new NCR Atleos Change of Recommendation/Termination Notice will again be subject to the procedures described above, except that references to four business days will be deemed to be two business days.
In this joint proxy statement/prospectus, references to:
“NCR Atleos Intervening Event” mean any event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to an NCR Atleos Takeover Proposal or NCR Atleos Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to an NCR Atleos Takeover Proposal or NCR Atleos Superior Proposal) that is material to NCR Atleos and its subsidiaries, taken as a whole, and was neither known to, nor reasonably foreseeable by, the NCR Atleos Board as of the date of the Merger Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the NCR Atleos Board as of the date of the Merger Agreement) (where, for the avoidance of doubt, (x) the fact, in itself, that NCR Atleos meets or exceeds projections, forecasts or estimates (it being understood that the underlying causes of (or contributors to) such performance that are not otherwise excluded from the definition of NCR Atleos Intervening Event may be taken into account) and (y) changes, in themselves, in the price of the NCR Atleos Common Stock or the trading volume thereof shall be considered known and reasonably foreseeable occurrences (it being understood that the underlying causes of (or contributors to) such changes in price or trading volume that are not otherwise excluded from the definition of NCR Atleos Intervening Event may be taken into account)).

Brink’s Board Recommendation; Brink’s Adverse Recommendation Change
Except as permitted by the terms of the Merger Agreement, until the earlier of the time Brink’s Shareholder Approval has been obtained and the valid termination of the Merger Agreement, the Brink’s Board will not:
•
fail to make or include the recommendation that Brink’s shareholders approve the issuance of Brink’s Common Stock to NCR Atleos stockholders pursuant to the Merger Agreement (the “Brink’s Board Recommendation”) in this joint proxy statement/prospectus;

•	withhold, withdraw or modify in a manner adverse to NCR Atleos the Brink’s Board Recommendation, or publicly propose to do any of the foregoing;
•	recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any Brink’s securityholders, a Brink’s Takeover Proposal, or propose publicly to do any of the foregoing;
•
fail to publicly reaffirm the Brink’s Board Recommendation within ten business days following receipt of a written request by NCR Atleos to provide such reaffirmation following the public announcement or disclosure of a Brink’s Takeover Proposal;

•
fail to recommend against any Brink’s Takeover Proposal that has been publicly disclosed by the date that is the earlier of (i) five business days prior to the Brink’s Special Meeting and (ii) ten business days after the public disclosure thereof (with any action described in the foregoing being referred to as a “Brink’s Adverse Recommendation Change”);

•	execute or enter into (or cause or permit Brink’s or any of its subsidiaries to execute or enter into) any Brink’s Acquisition Agreement, other than any Acceptable Brink’s Confidentiality Agreement;
•
take any action to make the provisions of any anti-takeover law or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or bylaws of Brink’s, inapplicable to any transactions contemplated by a Brink’s Takeover Proposal or Potential Brink’s Takeover Proposal (including approving any transaction under the VSCA); or

•	resolve, agree or propose to take any such actions.
However, none of the following actions, taken by the Brink’s Board, will be deemed to be a Brink’s Adverse Recommendation Change:
(i)
electing to take no position with respect to a Brink’s Takeover Proposal that is a tender offer or exchange offer until the earlier of (I) the close of business on the fifth business day prior to the Brink’s Special Meeting and (II) the close of business on the tenth business day after the commencement of such Brink’s Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act, so long as on the tenth business day the Brink’s Board publicly recommends against such tender offer or exchange offer;

(ii)
solely if and to the extent required by applicable law, disclosing that Brink’s has received a Brink’s Takeover Proposal and determined that such Brink’s Takeover Proposal constitutes a Qualifying Brink’s Takeover Proposal, provided that such disclosure states that the Brink’s Board has not changed or withdrawn the Brink’s Board Recommendation; and

(iii)
solely if and to the extent required by applicable law, disclosing that Brink’s has delivered to NCR Atleos a notice that Brink’s has received a Brink’s Superior Proposal and determined that the applicable Qualifying Brink’s Takeover Proposal constitutes a Brink’s Superior Proposal.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to obtaining the Brink’s Shareholder Approval, the Brink’s Board may (I) make a Brink’s Adverse Recommendation Change in response to a Brink’s Intervening Event or (II) if Brink’s has received a binding offer for a Brink’s Superior Proposal and Brink’s has complied in all respects with relevant provisions of the Merger Agreement in relation to such Brink’s Superior Proposal (A) make a Brink’s Adverse Recommendation Change and (B) cause Brink’s to enter into a definitive agreement to effectuate such Brink’s Superior Proposal and terminate the Merger Agreement and, if applicable, pay or cause to be paid, prior to or concurrent with such termination, the Brink’s Termination Fee, if, in each case, all of the following conditions are met:
•
the Brink’s Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such actions would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable law; and

•
Brink’s must provide written notice to NCR Atleos at least two business days prior to effecting a Brink’s Adverse Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Brink’s Superior Proposal of its intent to take such action, specifying in reasonable detail the reasons therefor, including, as applicable, the Brink’s Intervening Event and the identity of the party making such Brink’s Takeover Proposal.

In this joint proxy statement/prospectus, references to:
“Brink’s Intervening Event” mean any event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to a Brink’s Takeover Proposal or Brink’s Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to a Brink’s Takeover Proposal or Brink’s Superior Proposal) that is material to Brink’s and its subsidiaries, taken as a whole, and was neither known to, nor reasonably foreseeable by, the Brink’s Board as of the date of the Merger Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Brink’s Board as of the date of the Merger Agreement) (where, for the avoidance of doubt, (x) the fact, in itself, that Brink’s meets or exceeds projections, forecasts or estimates (it being understood that the underlying causes of (or contributors to) such performance that are not otherwise excluded from the definition of Brink’s Intervening Event may be taken into account) and (y) changes, in themselves, in the price of the NCR Atleos Common Stock or the Brink’s Common Stock or the trading volume thereof shall be considered known and reasonably foreseeable occurrences (it being understood that the underlying causes of (or contributors to) such changes in price or trading volume that are not otherwise excluded from the definition of Brink’s Intervening Event may be taken into account)).
Regulatory Matters
Subject to the terms and conditions of the Merger Agreement, Brink’s, Merger Sub I, Merger Sub II and NCR Atleos have agreed to cooperate with the other parties and use their reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for in the Merger Agreement) to as promptly as reasonably practicable:
•
consummate and make effective, in the most expeditious manner reasonably practicable (and in any event no later than the Outside Date), the Transactions, including preparing and filing all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents necessary to consummate and make effective the Transactions;

•
obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any governmental authority or third party necessary to consummate and make effective the Transactions; and

•	execute and deliver any additional instruments necessary to consummate the Transactions.
In the event that the parties shall fail to obtain any third party approval or consent that is necessary, proper or advisable in connection with the Mergers or the other Transactions (other than from a governmental authority), NCR Atleos will use its reasonable best efforts, and will take such actions as are reasonably requested by Brink’s, to minimize any adverse effect upon NCR Atleos and its subsidiaries resulting, or which would reasonably be expected to result, after the First Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in the Merger Agreement, in connection with obtaining any such approval or consent from any such third parties (other than governmental authorities) with respect to any transaction contemplated by the Merger Agreement:
•
none of NCR Atleos or any of its subsidiaries will be required to, or, without the prior written consent of Brink’s, will, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person; and

•
none of Brink’s, Merger Sub I, Merger Sub II or any of their affiliates will be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

Brink’s and its affiliates are not required under the Merger Agreement to (and NCR Atleos and its subsidiaries will not without the prior written consent of Brink’s) contest or defend against any actual, anticipated or threatened judgment or action seeking to prevent, delay or impair the consummation of the Transactions.
Brink’s and NCR Atleos each will not, and will cause their respective affiliates not to acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to materially delay, or materially increase the risk of not obtaining, any approval, consent, registration, waiver, permit, authorization, exemption, clearance, order and other confirmation from any governmental authority necessary to consummate the Transactions or prevent or materially delay the consummation of the Transactions.
Brink’s will, and will cause its controlled affiliates to, use their reasonable best efforts to take certain steps to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers that may be necessary or required by any governmental authority, so as to enable the consummation of the Transactions by the Outside Date, including by entering into a consent decree, undertaking or order:
(i)	requiring a Divestiture and agreeing to any customary transition services to facilitate the Divestiture; or
(ii)	agreeing to, accepting and effecting (as applicable) a Behavioral Remedy, provided that, for the avoidance of doubt, the actions contemplated by clauses (i) and (ii) above are mutually exclusive, and Brink’s is only obligated to effectuate one or the other to enable the consummation of the Transactions by the Outside Date.
Notwithstanding anything to the contrary in the Merger Agreement, Brink’s and its controlled affiliates will not be required to:
(i)
commit to any Divestiture of any businesses, assets or securities of Brink’s, NCR Atleos or any of their respective subsidiaries that directly or indirectly generated in the aggregate revenue in excess of $185,000,000 during the twelve calendar months ended December 31, 2025;

(ii)
agree to, accept or effect any Behavioral Remedy that would reasonably be expected to result in (x) an aggregate reduction of EBITDA of Brink’s or NCR Atleos of greater than $5,000,000 or (y) an aggregate one-time direct implementation cost to Brink’s or Merger II Surviving Company in excess of $10,000,000; or

(iii)	commit to take any action that is not conditioned on the Closing.
Notwithstanding anything to the contrary in the Merger Agreement, Brink’s, after consulting in good faith with NCR Atleos to the extent permitted by applicable law, will:
•
control the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any governmental authority in connection with the Transactions; and

•
coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any governmental authority in connection with the Transactions and in connection with any investigation or other inquiry by or before, or any negotiations with, any governmental authority relating to the Transactions and of all other regulatory matters incidental thereto.

Each of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos agreed to make (and cause its affiliates to make) (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of the Merger Agreement (and in any event within twenty business days following the date of the Merger Agreement), unless otherwise agreed by Brink’s, Merger Sub I, Merger Sub II and NCR Atleos, (ii) the submission of the necessary forms or drafts or appropriate filings in connection with any approvals or clearances set forth in the NCR Atleos Disclosure Letter as promptly as reasonably practicable following the date of the Merger Agreement, and (iii) the Money Transmitter Requirement Approvals with respect to the NCR Atleos Money Transmitter Licenses and pending applications for NCR Atleos Money Transmitter Licenses.
With respect to the Money Transmitter Requirement Approvals with respect to NCR Atleos Money Transmitter Licenses, each of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos agreed to use its reasonable best efforts and cooperate with the other parties to:
•
within three business days following the date of the Merger Agreement, submit (based on such subsidiary’s general practices with respect to such filings or similar filings) a notification in the form set forth in the NCR Atleos Disclosure Letter in respect of each NCR Atleos Money Transmitter License to the appropriate governmental authority indicating that the parties have entered into the Merger Agreement and describing the Transactions; and

•
within twenty business days (unless otherwise agreed by the parties) following the date of the Merger Agreement, make such filings and submissions required to be made by it in connection with obtaining such Money Transmitter Requirement Approvals, in such form and including such content as the parties will agree upon and cooperate to assemble in good faith (except with respect to such jurisdictions where the parties agree that no Money Transmitter Requirement Approval or filing or submission in connection therewith is required or advisable).

With respect to the Money Transmitter Requirement Approvals with respect to pending applications for NCR Atleos Money Transmitter Licenses, NCR Atleos will, and will cause each of its subsidiaries to, in consultation and cooperation with Brink’s, use reasonable best efforts to take all necessary actions in accordance with money transmitter and money services laws and virtual currency business activity licensing laws to amend the pending applications for NCR Atleos Money Transmitter Licenses to reflect the anticipated change of control as a result of the Transactions. NCR Atleos will not, and will not permit any subsidiary to, submit any application for a new NCR Atleos Money Transmitter License without the prior written consent of Brink’s (such consent not to be unreasonably withheld, delayed or conditioned).
Each of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos agreed to use its reasonable best efforts to supply (and cause their respective affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be requested by the relevant governmental authority with respect to antitrust or investment screening laws or in connection with the foregoing filings, notices, applications and notifications following submission thereof (subject, for the avoidance of doubt, to applicable confidentiality obligations).
Brink’s, after consultation with NCR Atleos, may, so long as such actions are consistent with Brink’s obligations in the Merger Agreement, commit to or agree with any governmental authority to:
(i)
stay, toll, or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or any Investment Screening Laws, or enter into a timing agreement, understanding or commitment with any governmental authority in connection with the foregoing; or

(ii)	withdraw (including withdrawing and immediately re-filing) any application, filing or other submission in respect of any Antitrust Laws or any Investment Screening Laws.
Brink’s and NCR Atleos are each responsible for 50% of all filing fees in connection with any filings required to be made pursuant to the Merger Agreement.
Each of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos has agreed to (and will cause their respective controlled affiliates to) use reasonable best efforts to:
(i)
promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, and certain other actions before and documents with any governmental authority in connection with the Transactions and in connection with any investigation or other inquiry by or before any governmental authority relating to the Transactions or any proceeding initiated by a private person;

(ii)
keep the other parties reasonably informed in all material respects on a reasonably timely basis of any material written or verbal communication received by such party from, or given by such party to, any governmental authority regarding any of the Transactions and giving outside counsel of the other party the opportunity to attend (but not participate in) any substantive meetings or discussions with any governmental authority, to the extent reasonably practical and not prohibited by such governmental authority;

(iii)
subject to applicable laws and the Nondisclosure Agreement relating to the exchange of information, promptly consult with the other parties to the extent reasonably practicable, with respect to information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third person or any governmental authority in connection with the Transactions, other than “transaction-related documents” as that term is used in the rules and regulations under the HSR Act;

(iv)
to the extent permitted by any applicable governmental authority or other person, give outside counsel of the other parties the opportunity to attend (but not participate in) any meeting or conference in connection with the Transactions; and

(v)
promptly obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations necessary, proper or advisable to be obtained from, or renewed with, any governmental authority.

Prior to submitting any document or any information relating to the Transactions or NCR Atleos (whether formally or informally, in draft form or final form) to any governmental authority, NCR Atleos will send Brink’s such document or information reasonably in advance of such submission, and such document or information will not be submitted without the prior written consent of Brink’s (such consent to be in Brink’s sole and absolute discretion). NCR Atleos will not meet or engage in material conversations with any governmental authority or representative of such governmental authority in connection with obtaining any such consent, authorization, order and approval unless it consults with and receives the consent of Brink’s (such consent to be in Brink’s sole and absolute discretion and to be predicated on Brink’s attendance at such meeting or conversation). Each of the parties will furnish to the other information and assistance as the other may reasonably request in connection with the preparation of any required filings or submissions to any governmental authority and will cooperate in responding to any inquiry from a governmental authority to the extent reasonably practical and not prohibited by such governmental authority.
Employee Benefits
For one year following the First Effective Time, Brink’s has agreed to provide, or cause Merger II Surviving Company and its subsidiaries to provide, to each NCR Atleos employee who is employed immediately prior to the First Effective Time with: (i) an annual base salary or hourly wage rate, as applicable, and target short-term cash incentive opportunity that are no less favorable taken as a whole than those provided by NCR Atleos immediately prior to the First Effective Time; (ii) a target long-term equity incentive opportunity which is no less favorable than those provided to similarly-situated employees of Brink’s or its subsidiaries, (iii) severance benefits for each employee terminated during such period which are no less favorable than those provided to similarly-situated employees of Brink’s or its subsidiaries, and (iv) other employee benefits that are no less favorable in the aggregate than either (A) those provided to such NCR Atleos employee immediately prior to the First Effective Time or (B) those provided to similarly-situated employees of Brink’s or its subsidiaries.
The Merger Agreement further provides that, to the extent that NCR Atleos employees are eligible to participate in any employee benefits plan (other than any defined benefit pension, nonqualified deferred compensation or retiree health and welfare) of Brink’s, Merger II Surviving Company and their respective subsidiaries on or following the First Effective Time, Brink’s, Merger II Surviving Company and their respective subsidiaries will grant credit for such employees’ service with NCR Atleos for all purposes (including determining eligibility to participate, level of benefits, and vesting), other than benefit accruals and early retirement subsidies, except to the extent credit for such service would result in any duplication of benefits for the same period of service.
In addition, Brink’s will use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Brink’s, Merger II Surviving Company or any of their respective subsidiaries in which continuing NCR Atleos employees (and their eligible dependents) will be eligible to participate from and after the First Effective Time, unless they would not have been satisfied or waived under the comparable NCR Atleos benefit plan prior to the First Effective Time. Further, Brink’s will, or will cause Merger II Surviving Company and its subsidiaries to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each continuing NCR Atleos employee (and his or her eligible dependents) during the calendar year in which the First Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such employees are eligible to participate immediately following the First Effective Time to the same extent such service was recognized under the corresponding NCR Atleos employee benefit plan or arrangement as of immediately prior to the First Effective Time.
NCR Atleos will, or will cause its applicable subsidiaries to, take all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date: (i) any NCR Atleos employee benefit plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code; and (ii) any NCR Atleos employee benefit plan or arrangement set forth in the NCR Atleos Disclosure Letter except NCR Atleos’ Executive Severance Plan, as amended and restated effective March 20, 2024, the NCR Atleos CIC Plan, the NCR Pension Plan and NCR Atleos’ Group Benefit Plan for Retired Associates, unless Brink’s, in its sole and absolute discretion, agrees to sponsor and maintain any such NCR Atleos employee benefit plans or arrangements by providing NCR Atleos with written notice of such election at least five days before the First Effective Time. Unless Brink’s provides such notice to NCR Atleos, NCR Atleos will deliver to Brink’s, prior to the Closing Date, evidence that the NCR Atleos Board (or the applicable subsidiaries’ board of directors) has validly adopted resolutions to terminate such NCR Atleos employee benefit plans or arrangements and taken all other actions necessary or advisable to terminate such NCR Atleos employee benefit plans or arrangements, effective no later than the date immediately preceding the Closing Date.
Merger II Surviving Company will be the successor of NCR Atleos for purposes of the NCR Atleos CIC Plan and NCR Atleos’ Executive Severance Plan, as amended and restated effective March 20, 2024. Brink’s will cause Merger II Surviving Company to perform NCR Atleos’ Executive Severance Plan, as amended and restated effective March 20, 2024, in the same manner and to the same extent that NCR Atleos would be required to perform it if no such succession had taken place.
Notwithstanding any of the foregoing, the terms and conditions of employment for any continuing NCR Atleos employee subject to a collective bargaining agreement or similar labor agreement with any labor union, trade union, works council or other labor association to which NCR Atleos or any of its subsidiaries is a party or is bound will be governed by the terms of such agreement until the expiration, modification or termination of any such agreement in accordance with applicable law.

Indemnification and Insurance
The Merger Agreement provides for certain indemnification, expense advancement and exculpation rights in favor of NCR Atleos’ or any of its subsidiaries’ current or former directors and officers or any person who was, at the First Effective Time is, or at any time prior to the First Effective Time was, indemnified pursuant to the governing documents of NCR Atleos or its subsidiaries or pursuant to any other agreement in existence as of the date of the Merger Agreement providing for indemnification or advancement of expenses, in each case, as made available to Brink’s or disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date of the Merger Agreement (who we refer to collectively as “Indemnified Persons”). In addition, all rights to indemnification, expense advancement and exculpation provided to the Indemnified Persons in the certificate of incorporation or bylaws (or similar governing documents) of NCR Atleos or its applicable subsidiaries, with respect to any acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time will continue in full force and effect until the sixth anniversary of the First Effective Time.
The Merger Agreement also provides that, at or prior to the Closing, NCR Atleos will purchase a six-year prepaid “tail” policy (the “D&O Tail Policy”) on terms and conditions providing at least substantially equivalent benefits as the current policies of the directors’ and officers’ liability insurance maintained by NCR Atleos and its subsidiaries with respect to matters existing or occurring prior to the First Effective Time, covering, without limitation, the Transactions. Notwithstanding the foregoing, the maximum aggregate premium for the D&O Tail Policy that NCR Atleos will be required to expend will not exceed 300% of the last annual premium paid prior to the date of the Merger Agreement under NCR Atleos’ existing directors’ and officers’ liability insurance policy. Merger II Surviving Company will use reasonable best efforts to cause such D&O Tail Policy to be maintained in full force and effect for its full term and to honor its obligations thereunder.
Access to Information
Each of NCR Atleos and Brink’s has agreed, subject to a separate clean team agreement, applicable law and any applicable judgment, solely for purposes of consummating the Mergers and the other Transactions or integration and financial planning, upon reasonable notice, to (i) afford, and cause its subsidiaries and each of its and their representatives to afford, to Brink’s and its representatives or NCR Atleos and its representatives, as applicable, reasonable access during normal business hours, to the officers, employees, agents, properties, books, contracts and records of the other party and its subsidiaries and (ii) furnish promptly to Brink’s and its representatives or NCR Atleos and its representatives, as applicable, such information concerning its and its subsidiaries’ business, personnel, assets, governmental authority, customer, vendor and agent relationships, liabilities and properties as the other party may reasonably request, in each case, subject to customary exceptions and limitations.
Public Announcements
Each of Brink’s and NCR Atleos has agreed, subject to certain exceptions and unless and until an NCR Atleos Adverse Recommendation Change or Brink’s Adverse Recommendation Change has occurred, to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and will not issue any such press release or make any such public statement prior to such consultation.
Notification of Certain Matters; Stockholder Litigation
Prior to the First Effective Time, NCR Atleos and Brink’s have agreed to provide each other with prompt (but in no event later than 24 hours) written notice of (i) to the extent permitted by applicable law, any notice or other communication received by such party from any governmental authority in connection with or arising or resulting from the Merger Agreement or the Transactions or the negotiation, execution, delivery, or performance of the Merger Agreement or from any person or entity alleging that the consent of such person or entity is or may be required in connection with or as a result of the execution, delivery or performance of the Merger Agreement or the Transactions and (ii) any actions commenced, threatened in writing (including by demand letter) or otherwise threatened against such party in relation to the Merger Agreement or the Transactions or the negotiation, execution, delivery or performance of the Merger Agreement, or to inspect the corporate documents of NCR Atleos pursuant to Section 2-512 of the MGCL. NCR Atleos will consult with Brink’s regarding, and consider in good faith Brink’s views with respect to, the selection of outside counsel by NCR Atleos in any stockholder litigation against NCR Atleos or its directors or officers relating to the Merger Agreement or the Transactions. Brink’s will have the right, at its own expense, to participate fully in the defense, strategy and settlement discussions of any stockholder litigation against NCR Atleos or its directors or officers relating to the Merger Agreement or the Transactions, including through separate counsel of its choosing, and NCR Atleos will consult with Brink’s and consider in good faith Brink’s view with respect thereto.
Prior to the First Effective Time, NCR Atleos will also give prompt written notice to Brink’s of (i) to the extent permitted under applicable law, the commencement of any material investigation by a governmental authority or any material notice or other communication received by NCR Atleos or any of its subsidiaries from any governmental authority in connection with a potential or ongoing investigation and (ii) any material actions commenced or threatened against NCR Atleos or its subsidiaries. To the extent permitted under applicable law, NCR Atleos has also agreed to consult with Brink’s regarding any response or action plan with respect to the foregoing matters.
Prior to the First Effective Time, Brink’s will also give prompt written notice to NCR Atleos of (i) to the extent permitted under applicable law, the commencement of any material investigation by a governmental authority or any material notice or other communication received by Brink’s or any of its subsidiaries from any governmental authority in connection with a potential or ongoing investigation and (ii) any material actions commenced or threatened against Brink’s or its subsidiaries.
Joint Proxy Statement/Prospectus
The Merger Agreement provides that NCR Atleos and Brink’s will jointly prepare this joint proxy statement/prospectus (as part of the registration statement on Form S-4 filed by Brink’s with the SEC to effect the registration under the Securities Act of the issuance of the shares of Brink’s Common Stock pursuant to the Mergers (the “Registration Statement”)), and NCR Atleos and Brink’s will jointly prepare, and Brink’s will file with the SEC as promptly as practicable after the execution of the Merger Agreement (and in any event, no later than 60 days following the execution of the Merger Agreement) the Registration Statement, in which this joint proxy statement/prospectus will be included as a prospectus. NCR Atleos and Brink’s have also agreed to cooperate with each other in the preparation of such filings and any amendment or supplement thereto (and in the response to any comments of, or requests for information by, the SEC or its staff on such filings or any amendment or supplement thereto). Each of NCR Atleos and Brink’s has also agreed to use its reasonable best efforts to, among other things, have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Unless the NCR Atleos Board has effected an NCR Atleos Adverse Recommendation Change, the NCR Atleos Board will make the NCR Atleos Board Recommendation to NCR Atleos stockholders and will include the NCR Atleos Board Recommendation in this joint proxy statement/prospectus, and the Brink’s Board will make the Brink’s Board Recommendation to Brink’s shareholders and will include the Brink’s Board Recommendation in this joint proxy statement/prospectus. NCR Atleos and Brink’s will use reasonable best efforts to cause this joint proxy statement/prospectus to be mailed to their respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than 60 days after the date the Registration Statement is declared effective under the Securities Act.
NCR Atleos Stockholder Approval
NCR Atleos has agreed to establish a record date for, duly call, give notice of, convene and hold the NCR Atleos Special Meeting for the purpose of obtaining the NCR Atleos Stockholder Approval. The NCR Atleos Special Meeting will be held as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Unless the NCR Atleos Board has effected an NCR Atleos Adverse Recommendation Change, NCR Atleos will use its reasonable best efforts to obtain the NCR Atleos Stockholder Approval.
Notwithstanding anything to the contrary contained in the Merger Agreement, NCR Atleos may, in consultation with Brink’s, adjourn, recess or postpone the NCR Atleos Special Meeting under certain specified conditions. Notwithstanding the foregoing, NCR Atleos will not adjourn, recess or postpone the NCR Atleos Special Meeting to a date that is less than five or more than ten days after the date on which the NCR Atleos Special Meeting was originally scheduled without the prior written consent of Brink’s. Upon request by Brink’s, NCR Atleos will adjourn, postpone or recess the NCR Atleos Special Meeting to solicit additional proxies for the purpose of obtaining the NCR Atleos Stockholder Approval. NCR Atleos will be required to adjourn, postpone or recess the NCR Atleos Special Meeting no more than twice pursuant to the preceding sentence. The record date of the NCR Atleos Special Meeting may not be changed without Brink’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable law.
Brink’s Shareholder Approval
Brink’s has agreed to establish a record date for, duly call, give notice of, convene and hold the Brink’s Special Meeting for the purpose of obtaining the Brink’s Shareholder Approval. The Brink’s Special Meeting will be held as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Brink’s will use its reasonable best efforts to obtain the Brink’s Shareholder Approval.
Notwithstanding anything to the contrary contained in the Merger Agreement, Brink’s may, in consultation with NCR Atleos, adjourn, recess or postpone the Brink’s Special Meeting under certain specified conditions. Notwithstanding the foregoing, Brink’s will not adjourn, recess or postpone the Brink’s Special Meeting to a date that is less than five or more than ten days after the date on which the Brink’s Special Meeting was originally scheduled without the prior written consent of NCR Atleos. Upon request by

NCR Atleos, Brink’s will adjourn, postpone or recess the Brink’s Special Meeting to solicit additional proxies for the purpose of obtaining the Brink’s Shareholder Approval. Brink’s will be required to adjourn, postpone or recess the Brink’s Special Meeting no more than twice pursuant to the preceding sentence. The record date of the Brink’s Special Meeting may not be changed without NCR Atleos’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable law.
Financing Cooperation
Pursuant to the Merger Agreement, Brink’s will use its reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby in an amount sufficient to fund (together with cash on hand) (a) the aggregate Cash Consideration and the amounts required under the Merger Agreement to be paid in respect of NCR Atleos RSUs, NCR Atleos Deferred Director RSUs, NCR Atleos PSUs and NCR Atleos Options, (b) any premiums, fees, costs and expenses, of or payable by Brink’s or its subsidiaries and (c) all amounts in respect of the repayment, redemption and/or refinancing of certain outstanding indebtedness of NCR Atleos required to be paid in connection with the transactions described in the Merger Agreement (such amounts, collectively, the “Financing Amount”), on the terms and conditions set forth in the Debt Commitment Letter, including using its reasonable best efforts to:
•
taking into account the Marketing Period, negotiate, execute and deliver definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter or on such other terms acceptable to Brink’s and the applicable Debt Financing Sources so long as such other terms would not (x) materially delay or prevent the Closing, (y) adversely impact in any material manner the likelihood of the funding of the Debt Financing or the satisfaction of the conditions to obtaining any of the Debt Financing, or (z) adversely impact in any material manner the ability of Brink’s to enforce its rights against the other parties to the Debt Commitment Letter or the definitive debt financing documents;

•
satisfy on a timely basis (or obtain waivers of) all conditions to funding that are applicable to Brink’s in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing (and not take any action that would reasonably be expected to prevent, impede or delay the consummation of the Debt Financing beyond the Outside Date);

•	enforce its rights under the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing in a timely and diligent manner; and
•	consummate the Debt Financing at or prior to the Closing.
Additionally, and notwithstanding anything in the Merger Agreement to the contrary, under the Merger Agreement, Brink’s has the right to (x) reduce or terminate the commitments under the Debt Commitment Letter by the amount of cash proceeds from consummated offerings or other incurrences of debt of Brink’s, Merger Sub I and/or Merger Sub II consummated after the date of the Merger Agreement which proceeds are not subject to any conditions or contingencies to financing that are not contained in, or are more expansive or less favorable to Brink’s or NCR Atleos than those contained in, the Debt Commitment Letter and (y) substitute such proceeds for the amount by which the commitments under the Debt Commitment Letter are reduced or terminated; provided that:
•
an amount in cash or cash equivalents equal to such substituted proceeds is retained by Brink’s, Merger Sub I and/or Merger Sub II and there are no conditions or restrictions on Brink’s ability to use such amount to fund the Transactions;

•	such substituted proceeds, together with any cash funds available to Brink’s and the remaining Debt Financing shall in no event be less than the Financing Amount; and
•
to the extent any of such proceeds are from consummated offerings or other incurrences of debt that have scheduled redemptions or mandatory redemptions or put rights (other than customary asset sale, change of control redemption or put rights), such scheduled redemption is not scheduled to occur prior to, and such right is not exercisable prior to, a date that is earlier than the Outside Date.

Pursuant to the Merger Agreement, Brink’s also has the right to substitute commitments in respect of other financing for all or any portion of the Debt Financing from the same and/or alternative bona fide third party financing sources so long as each of the following requirements are met (“Alternative Financing”):
•
any conditions precedent and contingencies to the funding of such Alternative Financing are in the aggregate, in respect of certainty of funding, equivalent to (or more favorable to Brink’s than) the conditions precedent and contingencies set forth in the Debt Commitment Letter;

•	such substitute commitments are in an amount, together with cash funds available to Brink’s and any other Debt Financing, no less than the Financing Amount; and
•
such substitution does not (x) materially delay or prevent the Closing, (y) adversely impact in any material manner the likelihood of the funding of the Debt Financing or (z) adversely impact in any material manner the ability of Brink’s, Merger Sub I or Merger Sub II to enforce its rights against the other parties to the Debt Commitment Letter or the definitive debt documentation, in each case, in accordance with its terms, or the ability of Brink’s, Merger Sub I or Merger Sub II to consummate the transactions contemplated hereby prior to the Closing Date.

Subject to certain limitations, at Brink’s expense, NCR Atleos has agreed that it and its subsidiaries will use reasonable best efforts to provide (and will use reasonable best efforts to cause its and their representatives to provide), to Brink’s, Merger Sub I and Merger Sub II such cooperation and assistance as may be reasonably requested by Brink’s in arranging and obtaining the Debt Financing (and, including for the avoidance of doubt, for purposes of incurring senior secured or unsecured bank financing or offering, private placement, tender or exchange of debt, equity, equity-linked or equity-backed securities for purposes of consummating (x) the Transactions under the Merger Agreement or (y) the refinancing of certain debt of Brink’s). Subject to certain conditions, such cooperation will include, but not be limited to:
•
furnishing to Brink’s, Merger Sub I, Merger Sub II, the Debt Financing Sources and their respective representatives the Required Information that is Compliant and, if reasonably requested by the Debt Financing Sources, customary “flash” financial information of NCR Atleos and its subsidiaries, and cooperating to update any Required Information in order to cause such Required Information to be Compliant and cooperating with the marketing efforts for the Debt Financing;

•
preparation for and participation in a reasonable number of customary meetings, conference calls, road shows, due diligence sessions, drafting sessions and presentations with prospective lenders and investors and with rating agencies, or other reasonable and customary financing activities;

•
providing information regarding NCR Atleos’ business, operations, properties, assets, liabilities and condition as may be reasonably requested by Brink’s to assist Brink’s, Merger Sub I and Merger Sub II in preparing materials in connection with presentations to rating agencies, customary documentation used to syndicate and/or place the Debt Financing and other customary management and representation letters in connection with the foregoing;

•	providing reasonable and customary assistance in the preparation by Brink’s of the offering documentation and the pro forma financial information and pro forma financial statements;
•	providing reasonable cooperation with due diligence efforts of the Debt Financing Sources, to the extent customary and reasonably requested;
•
providing at least four business days prior to the Closing Date all documentation and other information about NCR Atleos and its subsidiaries as is required by bank regulatory authorities under certain applicable regulations, to the extent requested in writing by Brink’s at least eight business days prior to the Closing Date;

•
to the extent required by the Debt Financing Sources, providing customary authorization letters authorizing the distribution of information to prospective Debt Financing Sources regarding NCR Atleos’ business, subject to customary terms and conditions;

•
assisting with the review of disclosure schedules, perfection certifications and security documents for completeness and accuracy in connection with the definitive documentation for the Debt Financing and facilitating or reasonably cooperating to facilitate any pledge, security, lien, security interest or other permitted arrangement in connection with the Debt Financing and assisting in taking steps as reasonably requested by Brink’s in order to coordinate the release on the Closing Date of all liens over the equity interests and properties and assets of NCR Atleos and its subsidiaries securing obligations for indebtedness (other than any permitted liens) and related guarantees;

•
using reasonable best efforts to cause the independent registered public accountants of NCR Atleos to participate in due diligence sessions, and to issue a customary comfort letter with respect to the financial information of NCR Atleos’ business included or incorporated by reference in the offering documentation for any Debt Financing and customary consents to the inclusion of NCR Atleos’ auditors reports and providing customary management representation letters to such auditors; and

•
commencing and conducting one or more offers to purchase and any tender offer, or any exchange offer, and to conduct any consent solicitations, with respect to any or all of the outstanding aggregate principal amount of the 2029 Notes, which consent solicitation has occurred and been completed.

In this joint proxy statement/prospectus, references to:
“Compliant” mean, in respect of Required Information, that (i) such information does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements in such Required Information, in light of the circumstances under which they were made, not misleading, (ii) the financial statements included within the Required Information would not be stale under customary practices for financings of the type contemplated by the Debt Commitment Letter (including, for the avoidance of doubt, any permanent and/or take out financing), (iii) NCR Atleos’ auditor shall not have withdrawn, or advised NCR Atleos in writing that they intend to withdraw, any audit opinion with respect to any financial information contained in the Required Information (as applicable), (iv) NCR Atleos has not determined to undertake a restatement of any historical financial statements contained in the Required Information of NCR Atleos or that any such restatement is under consideration, (v) with respect to any interim financial statements, such interim financial statements have been reviewed by NCR Atleos’ auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105, and (vi) the consolidated financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit any lenders, underwriters, placement agents, initial purchasers or other financing sources engaged in connection with the financing of the Transactions to receive customary comfort letters (including customary negative assurance and change-period comfort), on any date falling within the Marketing Period, from NCR Atleos’ independent auditors in connection with such financing, in order to consummate any offering of debt, equity, equity-linked or equity-backed securities.
“Excluded Information” mean (i) pro forma financial statements and information, including post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments, reflecting or giving effect to the Transactions; (ii) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Brink’s or any of its affiliates (including NCR Atleos and its subsidiaries on or after the Closing Date); (iii) description of all or any portion of the Debt Financing (including any such description to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering document for a secured bank financing, senior or subordinated debt securities, equity or equity-linked securities whether issued publicly or pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution; (iv) risk factors relating to all or any component of the Debt Financing; (v) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13-01 or 13-02 of Regulation S-X promulgated under the Securities Act (other than financial data regarding NCR Atleos and its subsidiaries sufficient to enable Brink’s to include disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for an offering of debt securities issued pursuant to Rule 144A promulgated under the Securities Act), any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K promulgated under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A; (vi) projections; and (vii) other information customarily excluded from a customary information memorandum or offering document for a secured bank financing, senior or subordinated debt securities, equity or equity-linked securities whether issued publicly or pursuant to Rule 144A promulgated under the Securities Act, as applicable.
“Required Information” mean (i) the audited and unaudited financial statements and other financial information of NCR Atleos and its subsidiaries which would be required to be delivered under Regulation S-X promulgated under the Securities Act at the time of the funding of the Debt Financing, in each case in the form, scope and timeframes specified therein; and (ii) such other pertinent and customary information (including financial information and financial data) as may be reasonably requested with specificity and in writing by Brink’s to the extent such information is of the type and form customarily included in a customary information memorandum or offering document for a secured bank financing, senior or subordinated debt securities, equity or equity-linked securities whether issued publicly or pursuant to Rule 144A promulgated under the Securities Act, as applicable (including such other historical financial information of NCR Atleos and its subsidiaries reasonably necessary for Brink’s to prepare pro forma financial statements customarily included in offering memoranda for an offering document of debt securities issued pursuant to Rule 144A promulgated under the Securities Act), subject to exceptions customary for such financings; provided that the Required Information shall not include any Excluded Information.
Governance
Brink’s has agreed to take all actions necessary to cause the appointment to the Brink’s Board, as of the First Effective Time, of one director of NCR Atleos as of immediately prior to the date of the Merger Agreement who is jointly designated by NCR Atleos and Brink’s prior to the Closing and who meets Brink’s independence criteria as in effect as of such time (the “NCR Atleos Designee”), until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal.
Certain Additional Covenants
The Merger Agreement also contains certain other covenants and agreements, including, among other things, covenants relating to:
•
the expenditure of funds by Merger Sub I or Merger Sub II and the declaration, setting aside, making or payment of any dividend or other distribution with respect to equity interests of Merger Sub I or Merger Sub II;

•	voting of any NCR Atleos Common Stock held by Brink’s or any of its subsidiaries;
•	de-listing of NCR Atleos Common Stock from the NYSE and de-registration of NCR Atleos Common Stock under the Exchange Act;
•	requirements of Section 16(a) of the Exchange Act;
•
delivery by NCR Atleos to Brink’s of a customary payoff letter and all related release documentation with respect to the Credit Agreement, dated as of September 27, 2023, among NCR Atleos, as borrower, the foreign borrowers from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent for the lenders and issuer of letters of credit thereunder, as amended by the First Amendment, dated as of October 17, 2024, and the Refinancing Facility Agreement, dated as of September 18, 2025, and as may be further amended, restated, amended and restated, supplemented or otherwise modified prior to the date of the Merger Agreement or with the consent of Brink’s (the “NCR Atleos Credit Agreement”), which payoff letter and related release documentation shall, without limitation, provided that all liens and guarantees granted in connection therewith shall be automatically released and terminated upon the payment of such payoff amount on the Closing Date (or replacement, cash collateralization or backstop of or other provision for existing letters of credit, as applicable) and shall evidence the termination or other satisfaction, upon payment of such payoff amount on the Closing Date (or replacement, cash collateralization or backstop of or other provision for existing letters of credit, as applicable), of all obligations under the NCR Atleos Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms) (collectively, the “NCR Atleos Credit Agreement Payoff”);

•
the issuance of redemption notices by NCR Atleos of its 2029 Notes, if requested by Brink’s, with Brink’s providing, on or after the Closing Date, funds in an amount equal to the amount necessary for NCR Atleos to redeem, defease, satisfy and/or discharge the 2029 Notes with any such redemption or satisfaction and discharge being conditioned on the occurrence of the Closing (the “2029 Notes Redemption”);

•
amendment by NCR Atleos of the Receivables Purchase Agreement, dated as of October 16, 2023, to which certain subsidiaries of NCR Atleos are party (the “NCR Atleos RPA”) and each other applicable Transaction Document (as defined in the NCR Atleos RPA) in form and substance reasonably satisfactory to Brink’s (the “NCR Atleos RPA Amendments”) or, if NCR Atleos is not able to obtain such amendments on or prior to the date that is five business days prior to the Closing Date, delivery by NCR Atleos to Brink’s of a customary payoff letter and all related release documentation with respect to the NCR Atleos RPA in form and substance reasonably satisfactory to Brink’s, in each case if requested by Brink’s at least 45 days prior to the First Effective Time (the “NCR Atleos RPA Payoff”); and

•	tax treatment of the Mergers.

Conditions to the Closing of the Mergers
Under the terms of the Merger Agreement, the respective obligations of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos to consummate the Transactions are subject to the satisfaction or written waiver by each of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos (if permissible under applicable law) at or prior to the Closing of each of the following conditions:
•
no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction or any applicable law (collectively, “Restraints”) will be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions;

•
the waiting period (and any extension thereof, whether by agreement or operation of law) applicable to the consummation of the Transactions under the HSR Act will have expired or early termination thereof will have been granted or affirmative clearance to close will have been provided by the applicable governmental authority, which waiting period will expire at 11:59 p.m., Eastern Time on May 18, 2026, unless such period is terminated earlier or extended by the issuance of a Second Request;

•	the consents, approvals or other clearances set forth in the NCR Atleos Disclosure Letter will have been obtained and be in full force and effect;
•	the NCR Atleos Stockholder Approval will have been obtained;
•	the Brink’s Shareholder Approval will have been obtained;
•	the Registration Statement will have become effective under the Securities Act, and no stop order or proceedings seeking a stop order will have been initiated by the SEC and not rescinded;
•	the shares of Brink’s Common Stock to be issued to NCR Atleos stockholders pursuant to the Merger Agreement will have been authorized for listing on the NYSE upon official notice of issuance; and
•
the applicable Money Transmitter Requirement Approvals with respect to the NCR Atleos Money Transmitter Licenses and pending applications for NCR Atleos Money Transmitter Licenses will have been received and will remain in full force and effect (provided that, except in the case of certain specified jurisdictions, after August 26, 2026, the requisite approval will be deemed to have been received and remain in full force and effect if NCR Atleos has implemented or caused its subsidiaries to implement alternative arrangements reasonably acceptable to Brink’s with respect to all applicable operations in such jurisdiction and required the appropriate subsidiary to submit a surrender request with respect to each NCR Atleos Money Transmitter License in such jurisdiction).

In addition, under the terms of the Merger Agreement, the obligations of each of Brink’s, Merger Sub I and Merger Sub II to effect the Transactions are subject to the satisfaction or written waiver by Brink’s (if permissible under applicable law) at or prior to the Closing of each of the following conditions:
•
certain of NCR Atleos’ representations and warranties (i) related to NCR Atleos’ capitalization will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are de minimis in the aggregate (relative to the total fully-diluted equity capitalization of NCR Atleos), (ii) related to NCR Atleos’ organization and qualification, corporate power, anti-takeover provisions, financial advisor opinion and brokers will be true and correct (without giving effect to any qualification as to “materiality” or “NCR Atleos Material Adverse Effect” qualifiers set forth therein) in all material respects as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) related to the absence of certain changes will be true and correct as of the Closing as though made as of the Closing;

•
NCR Atleos’ other representations and warranties will be true and correct (without giving effect to any qualification as to “materiality” or “NCR Atleos Material Adverse Effect” qualifiers set forth therein) as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure to be so true and correct would not reasonably be expected to have an NCR Atleos Material Adverse Effect;

•	NCR Atleos will have complied with or performed in all material respects any agreement or covenant to be performed, or complied with, by it under the Merger Agreement at or prior to the Closing;
•	since the date of the Merger Agreement, there will not have occurred any NCR Atleos Material Adverse Effect; and

•
NCR Atleos will have delivered to Brink’s a certificate, validly executed on behalf of NCR Atleos by a duly authorized executive officer of NCR Atleos, certifying that the conditions set forth in the four bullet points immediately above have been satisfied.

In addition, under the terms of the Merger Agreement, the obligations of NCR Atleos to effect the Transactions are subject to the satisfaction or written waiver by NCR Atleos (if permissible under applicable law) at or prior to the Closing of each of the following conditions:
•
certain of the representations and warranties of Brink’s, Merger Sub I and Merger Sub II (i) related to the capitalization of Brink’s, Merger Sub I and Merger Sub II will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are de minimis in the aggregate (relative to the total fully-diluted equity capitalization of Brink’s), (ii) related to the organization and qualification, corporate power, brokers, ownership of NCR Atleos Common Stock, anti-takeover provisions and financial advisor opinion with respect to Brink’s, Merger Sub I and Merger Sub II will be true and correct (without giving effect to any qualification as to “materiality” or “Brink’s Material Adverse Effect” qualifiers set forth therein) in all material respects as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) related to the absence of certain changes will be true and correct as of the Closing as though made as of the Closing;

•
the other representations and warranties of Brink’s, Merger Sub I and Merger Sub II will be true and correct (without giving effect to any qualification as to “materiality” or “Brink’s Material Adverse Effect” qualifiers set forth therein) as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure to be so true and correct would not reasonably be expected to have a Brink’s Material Adverse Effect;

•
Brink’s will have complied with or performed in all respects its covenant to take all actions necessary to cause the NCR Atleos Designee to be appointed to the Brink’s Board as of the First Effective Time to serve as a director on the Brink’s Board until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal;

•
Brink’s, Merger Sub I and Merger Sub II will have complied with or performed in all material respects any agreement or covenant to be performed, or complied with, by them under the Merger Agreement at or prior to the Closing (other than the obligation described in the immediately preceding bullet);

•	since the date of the Merger Agreement, there will not have occurred any Brink’s Material Adverse Effect; and
•
Brink’s will have delivered to NCR Atleos a certificate, validly executed on behalf of Brink’s, Merger Sub I and Merger Sub II by a duly authorized executive officer of Brink’s, certifying that the conditions set forth in the five bullet points immediately above have been satisfied.

Termination of the Merger Agreement
Termination by Mutual Agreement
The Merger Agreement may be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by mutual written agreement of Brink’s and NCR Atleos.
Termination by Either Brink’s or NCR Atleos
The Merger Agreement may also be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by either NCR Atleos or Brink’s under the following circumstances:
•
if the First Effective Time does not occur on or prior to the “Outside Date,” which will be February 26, 2027; provided, however, that if, as of February 26, 2027, certain closing conditions related to regulatory matters and actions by governmental authorities (to the extent due to a Restraint relating to any antitrust law, investment screening law, specified Money Transmitter Requirement Approvals or the consents, approvals or other clearances set forth in the NCR Atleos Disclosure Letter) are not satisfied or waived but all of the other closing conditions are satisfied or waived (or, in the case of closing conditions that by their nature are to be first satisfied at the Closing, which conditions would reasonably be expected to be capable of being satisfied if the Closing were to occur on or before the applicable Outside Date), then the Outside Date will be automatically extended to August 26, 2027, and such date will become the “Outside Date” for purposes of the Merger Agreement; provided, further, that if the Marketing Period has commenced but has not ended as of the applicable Outside Date, then the Outside Date will be automatically extended to the date that is five business days after the expiration of the Marketing Period, and such date will become the “Outside Date” for purposes of the Merger Agreement; provided, further, that the right to so terminate the Merger Agreement will not be available to any party whose breach of its representations, warranties or obligations under the Merger Agreement has been the proximate cause of or resulted in the events or conditions specified in this item;
•
if there exists any Restraint which has become final and non-appealable; provided that the right to so terminate the Merger Agreement will not be available to any party whose breach of its representations, warranties or obligations under the Merger Agreement has been the proximate cause of or resulted in the existence of such Restraint;

•	if the NCR Atleos Special Meeting (including any adjournments or postponements thereof) has concluded and the NCR Atleos Stockholder Approval is not obtained; or
•	if the Brink’s Special Meeting (including any adjournments or postponements thereof) has concluded and the Brink’s Shareholder Approval is not obtained.
Termination by Brink’s
The Merger Agreement may also be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by Brink’s under the following circumstances:
•
if NCR Atleos breaches any of its representations or warranties (or such representations or warranties become untrue or inaccurate) or fails to perform under any covenants or agreements set forth in the Merger Agreement, which breach, untruth, inaccuracy or failure to perform (a) would give rise to a failure of certain conditions to close and (b) is incapable of being cured by the Outside Date or, if capable, is not cured within 30 calendar days following receipt by NCR Atleos of written notice from Brink’s of such breach, untruth, inaccuracy or failure to perform; provided that the right to so terminate will not be available if Brink’s, Merger Sub I or Merger Sub II is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•
prior to receipt of the Brink’s Shareholder Approval, to enter into a Brink’s Acquisition Agreement that provides for a Brink’s Superior Proposal; provided that prior to or concurrently with such termination Brink’s must pay the Brink’s Termination Fee so long as NCR Atleos has timely provided Brink’s with wire instructions for such payment; provided further that the right to so terminate will not be available if (a) such Brink’s Superior Proposal resulted from a breach of the non-solicitation provisions of the Merger Agreement or (b) Brink’s has not complied in all material respects, in relation to such Brink’s Superior Proposal, with all other provisions of the Merger Agreement that relate to Brink’s Takeover Proposals and the Brink’s Board Recommendation; or

•	if the NCR Atleos Board has made an NCR Atleos Adverse Recommendation Change.
Termination by NCR Atleos
The Merger Agreement may also be terminated, and the Transactions abandoned, at any time prior to the First Effective Time by NCR Atleos under the following circumstances:
•
if any of Brink’s, Merger Sub I or Merger Sub II breaches any of its representations or warranties (or such representations or warranties become untrue or inaccurate) or fails to perform under any covenants or agreements set forth in the Merger Agreement, which breach, untruth, inaccuracy or failure to perform (a) would give rise to a failure of certain conditions to close and (b) is incapable of being cured by the Outside Date or, if capable, is not cured within 30 calendar days following receipt by Brink’s of written notice from NCR Atleos of such breach, untruth, inaccuracy or failure to perform; provided that the right to so terminate will not be available if NCR Atleos is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•
prior to receipt of the NCR Atleos Stockholder Approval, to enter into an NCR Atleos Acquisition Agreement that provides for an NCR Atleos Superior Proposal; provided that prior to or concurrently with such termination NCR Atleos must pay the NCR Atleos Termination Fee so long as Brink’s has timely provided NCR Atleos with wire instructions for such payment; provided further that the right to so terminate will not be available if (a) such NCR Atleos Superior Proposal resulted from a breach of the non-solicitation provisions of the Merger Agreement or (b) NCR Atleos has not complied in all material respects, in relation to such NCR Atleos Superior Proposal, with all other provisions of the Merger Agreement related to NCR Atleos Takeover Proposals and the NCR Atleos Board Recommendation; or

•	if the Brink’s Board has made a Brink’s Adverse Recommendation Change.

Effect of Termination
If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the NCR Atleos Termination Fee or the Brink’s Termination Fee, as applicable, there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers and affiliates, except no party will be relieved from any liability or damage resulting from any fraud or willful breach of the Merger Agreement.
Termination Fees
NCR Atleos will be required to pay to Brink’s a termination fee of $145,000,000 (the “NCR Atleos Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Brink’s in the event that:
•
the Merger Agreement is terminated by NCR Atleos or Brink’s as a result of the First Effective Time not having occurred on or prior to the Outside Date or for failure to receive the NCR Atleos Stockholder Approval or by Brink’s for the failure of NCR Atleos to comply with its representations and covenants required under the Merger Agreement; provided that (a) an NCR Atleos Takeover Proposal shall have been made, proposed or communicated by a third party after the date of the Merger Agreement (or in the case of a termination by Brink’s for the failure of NCR Atleos to comply with its representations and covenants, made known to NCR Atleos) and (b) within twelve months after the date the Merger Agreement is terminated, NCR Atleos or any of its subsidiaries consummates an NCR Atleos Takeover Proposal or enters into a definitive agreement with respect to an NCR Atleos Takeover Proposal (whether or not with the person or persons that made the NCR Atleos Takeover Proposal referred to in clause (a)); provided, however, that, for purposes of clauses (a) and (b), the references to “20%” in the definition of NCR Atleos Takeover Proposal will be deemed to be references to “50%,” which payment will be made within two business days after the consummation of the NCR Atleos Takeover Proposal;

•	the Merger Agreement is terminated by Brink’s as a result of an NCR Atleos Adverse Recommendation Change, which payment will be made within two business days after such termination; or
•
the Merger Agreement is terminated by NCR Atleos to enter into an NCR Atleos Acquisition Agreement that provides for an NCR Atleos Superior Proposal (prior to receipt of the NCR Atleos Stockholder Approval), which payment will be made substantially simultaneously with such termination.

Brink’s will be required to pay to NCR Atleos a termination fee of $175,000,000 (the “Brink’s Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by NCR Atleos in the event that:
•
the Merger Agreement is terminated by NCR Atleos or Brink’s as a result of the First Effective Time not having occurred on or prior to the Outside Date or for failure to receive the Brink’s Shareholder Approval or by NCR Atleos for the failure of Brink’s to comply with its representations and covenants required under the Merger Agreement; provided that (a) a Brink’s Takeover Proposal shall have been made, proposed or communicated by a third party after the date of the Merger Agreement (or in the case of a termination by NCR Atleos for the failure of Brink’s to comply with its representations and covenants, made known to Brink’s, Merger Sub I or Merger Sub II) and (b) within twelve months after the date the Merger Agreement is terminated, Brink’s or any of its subsidiaries consummates a Brink’s Takeover Proposal or enters into a definitive agreement with respect to a Brink’s Takeover Proposal (whether or not with the person or persons that made the Brink’s Takeover Proposal referred to in clause (a)); provided, however, that, for purposes of clauses (a) and (b), the references to “20%” in the definition of Brink’s Takeover Proposal will be deemed to be references to “50%,” which payment will be made within two business days after the consummation of the Brink’s Takeover Proposal;

•	the Merger Agreement is terminated by NCR Atleos as a result of a Brink’s Adverse Recommendation Change, which payment will be made within two business days after such termination; or
•
the Merger Agreement is terminated by Brink’s to enter into a Brink’s Acquisition Agreement that provides for a Brink’s Superior Proposal (prior to receipt of the Brink’s Shareholder Approval), which payment will be made substantially simultaneously with such termination.

In no event will NCR Atleos be required to pay the NCR Atleos Termination Fee on more than one occasion, and in no event will Brink’s be required to pay or cause to be paid the Brink’s Termination Fee on more than one occasion.

If either party fails to pay the NCR Atleos Termination Fee or Brink’s Termination Fee, as applicable, in a timely manner then the non-paying party will (i) reimburse the other party for all reasonable and documented out-of-pocket costs and expenses incurred in the collection of such overdue amount and (ii) pay the other party interest on the amount payable from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.
The payment of the applicable NCR Atleos Termination Fee or Brink’s Termination Fee (and interest payments in respect of any overdue payment, if applicable) will be the sole and exclusive remedy of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos, as applicable, in the event of termination of the Merger Agreement under circumstances requiring the payment of such termination fee for any and all losses suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise relating to or arising out of the Merger Agreement or the Transactions (except that such payment will not limit the rights or remedies of either party or any of its affiliates under the equitable remedy provisions described in “—Specific Performance” below or in the case of fraud or willful breach).
Expenses
Except as set forth in the Merger Agreement and as described above under “—Termination of the Merger Agreement—Termination Fees,” all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party or parties, as applicable, incurring such expenses whether or not the Transactions are consummated.
Amendment, Extension and Waiver
To the extent permitted by law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties at any time prior to the First Effective Time by execution of an instrument in writing signed on behalf of each of Brink’s, Merger Sub I, Merger Sub II and NCR Atleos, except that (a) after the NCR Atleos Stockholder Approval has been obtained, there will not be any amendment or change to the provisions of the Merger Agreement that by law would require further approval by NCR Atleos stockholders, without such approval and (b) after the Brink’s Shareholder Approval has been obtained, there will not be any amendment or change to the provisions of the Merger Agreement that by law would require further approval by Brink’s shareholders, without such approval.
At any time prior to the First Effective Time, subject to applicable law, either Brink’s or NCR Atleos may: (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant to the Merger Agreement, (b) extend the time for the performance of any obligation or other act of the other party, (c) waive compliance by the other party with any covenant or agreement contained in the Merger Agreement applicable to such party, or (d) waive any of such party’s closing conditions (where Brink’s, Merger Sub I and Merger Sub II are deemed a single party for the purposes of the foregoing clauses (a) through (d)); provided, however, that after the NCR Atleos Stockholder Approval has been obtained, there will not be any waiver or extension of the Merger Agreement that would require further approval of NCR Atleos stockholders without such approval having first been obtained. No failure or delay by any party in exercising any right under the Merger Agreement will operate as a waiver of such right nor will any single or partial exercise of any such right preclude any other or further exercise of any other right under the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.
Appraisal
In accordance with Section 3-202(c) of the MGCL, no dissenters’ rights, appraisal rights or rights of an objecting stockholder will be available to holders of NCR Atleos Common Stock in connection with the Transactions. For additional information, see the section entitled “The Mergers—No Appraisal or Dissenters’ Rights in the Mergers.”
Governing Law
The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided that (a) all matters pertaining to the nature and legal effects of the Mergers and to the statutory standard of conduct applicable to the NCR Atleos Board are governed by and will be construed in accordance with the laws of the State of Maryland and (b) all matters pertaining to the statutory standard of conduct applicable to the Brink’s Board are governed by and will be construed in accordance with the laws of the State of Virginia.
Specific Performance
The parties to the Merger Agreement agreed that in the event of any breach by NCR Atleos, on the one hand, or Brink’s, Merger Sub I and/or Merger Sub II, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the non-breaching party or parties are entitled (without proof of damages or otherwise, and without posting or securing any bond) to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof. The parties agree not to oppose the availability of the equitable remedy of specific performance on the basis that the other party or parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
This section describes certain material U.S. federal income tax consequences of the Mergers to “U.S. holders” (as defined below) of NCR Atleos Common Stock that receive the Merger Consideration in exchange for their shares of NCR Atleos Common Stock. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the Medicare contribution tax on net investment income, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.
The following discussion applies only to U.S. holders who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange those shares for the Merger Consideration in the Mergers. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders that are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” holders who hold NCR Atleos Common Stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, retirement plans, individual retirement accounts, or other tax-deferred accounts, holders who acquired NCR Atleos Common Stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or holders who actually or constructively own more than 5% of NCR Atleos Common Stock).
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of NCR Atleos Common Stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds NCR Atleos Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds NCR Atleos Common Stock, and any partners in such partnership, should consult their own tax advisors regarding the tax consequences of the Mergers to their specific circumstances.
Determining the actual tax consequences of the Mergers to you may be complex and will depend on your specific situation and on factors that are not within the control of Brink’s or NCR Atleos. You should consult your own tax advisor as to the specific tax consequences of the Mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. and other tax laws and of changes, if any, in those laws.
In General
Brink’s and NCR Atleos intend for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and Brink’s and NCR Atleos intend to report the Mergers consistent with such qualification. In the Merger Agreement, each of Brink’s and NCR Atleos represents that it has not taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Brink’s obligation or NCR Atleos’ obligation to complete the Mergers that the Mergers, taken together, qualify as a “reorganization” or that Brink’s or NCR Atleos receive an opinion from counsel to that effect.
In order for the Mergers, taken together, to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements, including the “continuity of interest” requirement as described in U.S. Treasury Regulations Section 1.368-1(e), must be satisfied. For the “continuity of interest” requirement to be satisfied, a proprietary interest in NCR Atleos must be preserved, which, under regulatory guidance, generally would be the case if at least 40% of the total consideration received by

NCR Atleos stockholders in the purported “reorganization” consists of Brink’s Common Stock. Whether the “continuity of interest” requirement is satisfied may depend on the applicability of the “signing date rule” as described in U.S. Treasury Regulations Section 1.368-1(e)(2). If the “signing date rule” applies, the value of the Brink’s Common Stock received by NCR Atleos stockholders in connection with the First Merger will be determined, in accordance with the Merger Agreement and in reliance on IRS Revenue Procedure 2018-12, based on the average of the daily closing prices of Brink’s Common Stock on the NYSE for the ten (10) consecutive trading days ending on February 20, 2026. If the Merger Consideration is valued using the methodology described in the preceding sentence, then more than 40% of the consideration received by NCR Atleos stockholders will be in the form of Brink’s Common Stock, and the “continuity of interest” requirement will be satisfied.
However, if the “signing date rule” does not apply, then the value of the Brink’s Common Stock received by NCR Atleos stockholders in connection with the First Merger will be valued as of the closing date for the Mergers. Because the fair market value of Brink’s Common Stock as of the closing date for the Mergers cannot be determined until such time, if the “signing date rule” does not apply, it cannot be determined until the closing date for the Mergers whether the Mergers, taken together, will qualify as a “reorganization” pursuant to Section 368(a) of the Code. The following discussion, as it relates to U.S. holders, assumes that the Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code and the parties will be able to rely on the “signing date rule” as described in U.S. Treasury Regulations Section 1.368-1(e)(2).
Neither Brink’s nor NCR Atleos has sought or will seek any ruling from the U.S. Internal Revenue Service regarding any matters relating to the Mergers and, as a result, there can be no assurance that the U.S. Internal Revenue Service would not assert that the Mergers, taken together, do not qualify as a “reorganization” or that a court would not sustain such a position.
U.S. Federal Income Tax Consequences of the Mergers
Assuming the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then for U.S. federal income tax purposes:
•
A U.S. holder who receives the Merger Consideration in exchange for shares of NCR Atleos Common Stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Brink’s Common Stock (including any Brink’s Common Stock deemed received as described in “—Cash Instead of Fractional Shares” below) and cash received by such holder pursuant to the Mergers exceeds such holder’s tax basis in its shares of NCR Atleos Common Stock surrendered, and (2) the amount of cash received by such holder pursuant to the Mergers (in each case, excluding any cash received in lieu of a fractional share of Brink’s Common Stock).

•
The aggregate tax basis of the Brink’s Common Stock that a U.S. holder receives in the Mergers, including any fractional shares deemed received and redeemed for cash as described below, will equal such U.S. holder’s aggregate adjusted tax basis in the shares of NCR Atleos Common Stock that it surrenders in the Mergers, decreased by the amount of cash received in the Mergers (other than cash received in lieu of a fractional share of Brink’s Common Stock), and increased by the amount of gain recognized in connection with the Mergers (regardless of whether such gain is classified as capital gain, or as dividend income, as discussed below), but excluding any gain recognized with respect to fractional share interests in Brink’s Common Stock for which cash is received, as discussed below.

•
The holding period for the shares of Brink’s Common Stock that a U.S. holder receives in the Mergers (including any fractional share deemed received and redeemed for cash as described below) will include the holding period for the shares of NCR Atleos Common Stock that such U.S. holder surrenders in the Mergers.

If a U.S. holder acquired NCR Atleos Common Stock at different times or at different prices, any gain or loss realized will be determined separately with respect to each block of NCR Atleos Common Stock, and a loss realized (but not recognized) on the exchange of one (1) block of NCR Atleos Common Stock cannot be used to offset a gain realized on the exchange of another block of NCR Atleos Common Stock. Any such U.S. holder should consult its tax advisor regarding the manner in which cash and Brink’s Common Stock received in connection with the First Merger should be allocated among different blocks of NCR Atleos Common Stock and with respect to identifying the bases or holding periods of particular shares of Brink’s Common Stock received in connection with the First Merger.
Subject to the discussion below regarding potential dividend treatment, any gain recognized by a U.S. holder in connection with the Mergers generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder’s holding period in the NCR Atleos Common Stock surrendered exceeds one (1) year at the effective time of the First Merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. In some cases, if a U.S. holder actually or constructively owns Brink’s Common Stock other than Brink’s Common Stock received in connection with the First Merger, any gain recognized by such U.S. holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the earnings and profits of Brink’s. Such treatment will generally not apply to a shareholder of a publicly held corporation, such as Brink’s, whose relative stock interest is minimal, who exercises no control with respect to corporate affairs and who experiences at least a de minimis reduction in its percentage interest as a result of the deemed redemption of Brink’s Common Stock for the Cash Consideration. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of NCR Atleos Common Stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.
Cash Instead of Fractional Shares
If you receive cash instead of a fractional share of Brink’s Common Stock, you will be treated as having received such fractional share of Brink’s Common Stock in connection with the Mergers and then as having sold such fractional share of Brink’s Common Stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to your fractional share of Brink’s Common Stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the First Merger, the holding period for such fractional share (including the holding period of NCR Atleos Common Stock surrendered therefor) exceeds one year. The ability of individuals to deduct capital losses is subject to limitations.
Information Reporting and Backup Withholding
If you are a non-corporate NCR Atleos stockholder, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.
This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. NCR Atleos stockholders are urged to consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF BRINK’S CAPITAL STOCK
NCR Atleos stockholders will receive shares of Brink’s Common Stock in connection with the Mergers and will become Brink’s shareholders. The following description summarizes the terms of Brink’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Virginia law and Brink’s Second Amended and Restated Articles of Incorporation (including all charter filings related thereto, the “Brink’s Articles”) and the Brink’s Bylaws, each as in effect immediately prior to the Mergers. The Brink’s Articles and the Brink’s Bylaws currently in effect are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.
General
Brink’s is authorized to issue up to 172,000,000 shares of capital stock, consisting of 170,000,000 shares of common stock, par value $1.00 per share, of which 100,000,000 are shares of a series of common stock designated as Brink’s Common Stock and 2,000,000 shares of preferred stock, par value $10.00 per share. No shares of Brink’s preferred stock are currently issued and outstanding.
The Brink’s Board is authorized to issue preferred stock without shareholder approval on such terms as the Brink’s Board may determine, including voting, redemption, convertibility, distribution, preference on dissolution and other rights. Holders of Brink’s Common Stock will be subject to, and may be negatively affected by, the rights of any of Brink’s preferred stock that may be issued in the future.
Dividend Rights
Subject to the limitations, if any, specified with respect to any outstanding Brink’s preferred stock, or any series thereof, holders of Brink’s Common Stock are entitled to receive dividends, if any, out of any funds legally available therefor, when and as declared by the Brink’s Board.
Voting Rights of Common Stock
Each share of Brink’s Common Stock is entitled to one vote in the election of directors and other matters. There is no provision for cumulative voting.
Fully Paid
Outstanding shares of Brink’s Common Stock are validly issued, fully paid and non-assessable. Any additional Brink’s Common Stock issued by Brink’s will also be fully paid and non-assessable. Holders of Brink’s Common Stock are not, and will not be, subject to any liability as shareholders.
Liquidation and Dissolution
Subject to the limitations, if any, specified with respect to any outstanding preferred stock, or any series thereof, in the event of any dissolution, liquidation or winding up of Brink’s, whether voluntary or involuntary, holders of Brink’s Common Stock are entitled to share ratably in Brink’s assets legally available for distribution to holders of Brink’s Common Stock.
Other Rights
Brink’s will notify shareholders of any shareholders’ meetings according to applicable law. No holder of Brink’s Common Stock has any preemptive right to subscribe for, purchase or acquire (i) any shares of Brink’s capital stock, (ii) any securities convertible into or exchangeable for any such shares or (iii) any options, warrants or rights to subscribe for, purchase or acquire any of such shares or securities. There are no restrictions on transfer of shares of Brink’s Common Stock, except as required by law.
Listing
Brink’s Common Stock is listed on the NYSE under the symbol “BCO.”
Transfer Agent and Registrar
The transfer agent and registrar for Brink’s Common Stock is Equiniti Trust Company, LLC.

Anti-Takeover Provisions
The Brink’s Articles and the Brink’s Bylaws, as well as Virginia law, contain provisions that could delay, defer or prevent an unsolicited change in control of Brink’s, which may negatively affect the market price of Brink’s Common Stock or the ability of shareholders to participate in a transaction in which they might otherwise receive a premium for their shares over the then current market price. These provisions may also prevent changes in management.
Directors’ Duties
The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the VSCA. Directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.
Board of Directors
Members of the Brink’s Board serve one-year terms and are elected annually. Except when a shareholder has nominated a person for election to the Brink’s Board in compliance with the advance notice requirements contained in the Brink’s Bylaws and such nomination has not been withdrawn (a “contested election”), directors are elected by majority vote. In the case of a contested election, directors are elected by plurality vote. In an uncontested election of directors, if the number of votes cast against a director’s election exceeds the number of votes cast in favor of his or her election, the director shall tender his or her resignation and the Brink’s Board will decide whether to accept or reject the resignation. No member of the Brink’s Board may be removed from office except for cause.
Shareholder Proposals and Director Nominations
Brink’s shareholders can nominate candidates for the Brink’s Board or bring other business properly before an annual meeting if they follow the advance notice procedures described in the Brink’s Bylaws. To nominate a director at a Brink’s annual meeting, a shareholder must satisfy the conditions specified in the Brink’s Bylaws. Generally, a shareholder must submit a written notice to the Brink’s corporate secretary at least 120 days and no more than 180 days before the first anniversary of the date of Brink’s last annual meeting. If the annual meeting is scheduled more than 30 days before, or 70 days after the first anniversary of the previous year’s annual meeting, the shareholder must provide notice to Brink’s Corporate Secretary not earlier than the 180th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 120th day prior to such annual meeting or (y) the 10th day following the day on which public announcement of the date of such meeting is first made by Brink’s. Such shareholder notice must include:
•	all information relating to the director nominee that is required to be disclosed in proxy solicitations pursuant to Regulation 14A under the Exchange Act,
•	the director nominee’s written consent to being named in the proxy statement as a nominee and to serving as such a director if elected,
•	as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made
○	the name and address of such shareholder and of such beneficial owner,
○
the class and number of shares of capital stock of Brink’s that are owned beneficially and of record by such shareholder and such beneficial owner as well as any derivative or synthetic instrument, convertible security, put, option, stock appreciation right, swap or similar contract, agreement, arrangement or understanding the value of or return on which is based on or linked to the value of or return on any of shares of capital stock of Brink’s,

○
any proxy, voting trust, voting agreement or similar contract, arrangement, agreement or understanding pursuant to which the shareholder or beneficial owner on whose behalf the nomination is being made has a right to vote or direct the voting of any shares of Brink’s capital stock,

○	a representation that the shareholder is a record holder entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and
○
a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Brink’s outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies from shareholders in support of such nomination.

Further, Brink’s may require any proposed nominee to furnish such other information as Brink’s may reasonably require to determine the eligibility of such proposed nominee to serve as a director.
In addition, any Brink’s shareholder, or group of up to 20 Brink’s shareholders, who has owned at least 3% of the outstanding shares of Brink’s Common Stock continuously for at least three years, is eligible to nominate and include director nominees (up to the greater of 2 or 20% of the number of directors on the Brink’s Board) in Brink’s proxy materials for an annual meeting of shareholders. Any eligible shareholder, or group of shareholders, wishing to do so, must give notice in writing of the proposed nomination, along with certain nomination materials, to Brink’s Corporate Secretary, delivered no later than 120 calendar days prior to the anniversary date of the mailing of the notice of the prior year’s annual shareholder meeting. The notice and accompanying nomination materials must meet the requirements set forth in the Brink’s Bylaws.
Shareholder proposals generally must be submitted to Brink’s Corporate Secretary at least 120 days and no more than 180 days before the first anniversary of the date of Brink’s last annual meeting. If the annual meeting is scheduled more than 30 days before, or 70 days after the first anniversary of the previous year’s annual meeting, the shareholder must provide notice to Brink’s Corporate Secretary not earlier than the 180th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 120th day prior to such annual meeting or (y) the 10th day following the day on which public announcement of the date of such meeting is first made by Brink’s. In addition to the information set forth above for director nominations, the notice must include a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Brink’s Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made.
Director nominations and shareholder proposals that are late or that do not include all required information may be disregarded. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.
Business Combinations
The Brink’s Articles require that any merger, share exchange or sale of substantially all of Brink’s assets be approved by the holders of a majority of the outstanding shares of Brink’s Common Stock, subject to the requirements of the VSCA as discussed below.
Affiliated Transactions Statute
Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any holder of more than 10% of any class of its outstanding voting shares, or an interested shareholder, for a period of three years following the date that such person became an interested shareholder unless:
•
a majority of (but not fewer than two) disinterested directors on the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•
before the date the person became an interested shareholder, a majority of the disinterested directors on the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must satisfy certain fair price requirements in the statute or be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.
Virginia law permits corporations to opt out of the affiliated transactions provisions. Brink’s has not opted out.
Control Share Acquisitions Statute
Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:
•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or
•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.
As permitted by Virginia law, the Brink’s Board has adopted a bylaw providing that the control share acquisition provisions of Virginia law do not apply to the acquisition of its shares.
Limitations of Liability and Indemnification Matters
The Brink’s Articles provide that, in any proceeding brought by a shareholder of Brink’s in the right of Brink’s or on behalf of shareholders, an officer or a director of Brink’s shall not be liable to Brink’s or its shareholders for any monetary damages arising out of any transaction, occurrence or course of conduct, unless in such proceeding a judgment has been entered against the director or officer finding that the act or omission for which the officer or director was adjudged liable was due to his or her willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
Further, under the VSCA, unless otherwise required by the Brink’s Articles, Brink’s is required to indemnify a director or officer who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of Brink’s against reasonable expenses incurred in connection with the proceeding. The VSCA also authorizes Virginia corporations to provide additional indemnification in certain specified instances. Accordingly, Article VIII of the Brink’s Articles provides that each officer, director or employee of Brink’s shall be entitled to indemnity, including indemnity with respect to a proceeding by or in the right of Brink’s, to the fullest extent required or permitted under the provisions of the VSCA as in effect from time to time, except for an indemnity against willful misconduct or a knowing violation of the criminal law. Furthermore, Brink’s is required to promptly pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by an officer, director or employee of Brink’s in connection with any proceeding (whether or not made a party) arising from his or her status as such officer, director or employee, in advance of final disposition of any such proceeding upon receipt by Brink’s from such officer, director or employee of (a) a written statement of good faith belief that he or she is entitled to indemnity by Brink’s and (b) a written undertaking, executed personally or on his or her behalf, to repay the amount so paid or reimbursed if after final disposition of such proceeding it is determined that he or she did not meet the applicable standard of conduct.
Brink’s directors, officers and certain employees also have indemnification contracts with Brink’s. These contracts provide indemnification to the same extent as the Brink’s Articles and provide for the advancement of attorneys’ fees. Brink’s also has directors’ and officers’ insurance, which protects each director and officer from liability for actions taken in their capacity as directors or officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Brink’s pursuant to the foregoing provisions, Brink’s has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

COMPARISON OF SHAREHOLDERS’ RIGHTS
If the Mergers are completed, holders of NCR Atleos Common Stock will receive shares of Brink’s Common Stock in connection with the Mergers and they will cease to be stockholders of NCR Atleos. Brink’s is organized under the laws of the Commonwealth of Virginia and NCR Atleos is organized under the laws of the State of Maryland. The following is a summary of the material differences between (1) the current rights of NCR Atleos stockholders under Maryland law and the NCR Atleos Articles and the NCR Atleos Bylaws and (2) the current rights of Brink’s shareholders under Virginia law and the Brink’s Articles and the Brink’s Bylaws.
Brink’s and NCR Atleos believe that this summary describes the material differences between the rights of holders of Brink’s Common Stock as of the date of this joint proxy statement/prospectus and the rights of holders of NCR Atleos Common Stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to Brink’s and NCR Atleos’ governing documents, which we urge you to read carefully and in their entirety. Copies of Brink’s and NCR Atleos’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”

	Brink’s	NCR Atleos
Authorized and Outstanding Capital Stock:
The Brink’s Articles currently authorize Brink’s to issue up to 170,000,000 shares of common stock, par value $1.00 per share, of which 100,000,000 are shares of a series of common stock designated as the Brink’s Common Stock, and 2,000,000 shares of preferred stock, par value $10.00 per share. As of the Brink’s Record Date, there were [ ] shares of Brink’s Common Stock outstanding and no shares of Brink’s preferred stock outstanding.

The NCR Atleos Articles currently authorize NCR Atleos to issue up to 400,000,000 shares of capital stock, of which 350,000,000 shares are classified as common stock, $0.01 par value per share, and 50,000,000 shares are classified as preferred stock, $0.01 par value per share. As of the NCR Atleos Record Date, there were [ ] shares of NCR Atleos Common Stock outstanding and no shares of NCR Atleos preferred stock outstanding.

Preferred Stock:
The Brink’s Articles authorize the Brink’s Board to specify the preferences, limitations and relative rights of any class or series of Brink’s preferred stock. The rights and privileges of holders of Brink’s Common Stock are subject to any classes or series of preferred stock that Brink’s may issue.

The NCR Atleos Articles authorize the NCR Atleos Board to establish one or more classes or series of preferred stock and to determine, with respect to any class or series of preferred stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such class or series. The rights of the holders of NCR Atleos Common Stock are subject to the preferential rights of the holders of any outstanding preferred stock.

Voting Rights:
Holders of Brink’s Common Stock are entitled to one vote for each share on all matters with respect to which the holders of Brink’s Common Stock are entitled to vote. Brink’s shareholders do not have the right to cumulate their votes.

Holders of NCR Atleos Common Stock are entitled to one vote for each share on all matters with respect to which the holders of NCR Atleos Common Stock are entitled to vote. NCR Atleos stockholders do not have the right to cumulate their votes.

Size of Board of Directors:
The Brink’s Articles provide that the Brink’s Board shall consist of a minimum of 8 persons and a maximum of 13 persons.

There are currently 9 directors serving on the Brink’s Board.

The Merger Agreement provides that, as of the First Effective Time, one NCR Atleos director who meets Brink’s independence criteria and is jointly designated by Brink’s and NCR Atleos will be appointed to the Brink’s Board, until such director’s

The NCR Atleos Bylaws provide that the number of directors may be increased to not more than 20, or decreased to not less than the minimum number required by the MGCL, upon resolution approved by a majority of the total number of directors which NCR Atleos would have if there were no vacancies. The NCR Atleos Board has the exclusive power to fix the number of directors.

There are currently 8 directors serving on the NCR Atleos Board.

	Brink’s	NCR Atleos
successor is elected and qualified or such director’s earlier death, resignation or removal.

Election and Classes of Directors:
The Brink’s Articles provide that each member of the Brink’s Board is elected at each annual meeting of shareholders to serve a one-year term.

Except for in a contested election, directors are elected by majority of votes cast. In a contested election, directors are elected by plurality of votes cast.

The NCR Atleos Articles and NCR Atleos Bylaws provide that directors are elected for a term expiring at the next annual meeting of stockholders and when their successors are duly elected and qualify.

There is no cumulative voting in the election of directors. Directors are elected by a majority of the total votes cast for and against such nominee at a meeting at which a quorum is present; provided, however, that directors are elected by a plurality of the votes cast at a meeting for which the number of nominees is greater than the number of directors to be elected at the meeting.

Vacancies on the Board of Directors
The Brink’s Bylaws provide that any vacancy occurring on the Brink’s Board, including vacancies occurring by reason of removal with cause or increase in membership, will be filled by appointment by the vote of a majority of the remaining Brink’s directors, even if less than a quorum exists. A director elected to fill a vacancy will serve for the remainder of the term applicable to such position and until his or her successor is duly elected and qualified.

The NCR Atleos Articles and NCR Atleos Bylaws provide that a vacancy on the NCR Atleos Board which results from the removal of a director may be filled by the affirmative vote of the holders of a majority of the voting power of the then outstanding voting stock, voting together as a single class, or by a majority of the remaining directors. Any vacancy for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy created by an increase in the number of directors may be filled by a majority of the entire NCR Atleos Board. Any director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.

Removal of Directors:	The Brink’s Articles provide that Brink’s shareholders may remove a director only for cause.
The NCR Atleos Articles provide that, except as provided by law or with respect to directors elected by stockholders of a specified class or series, any director or the entire NCR Atleos Board may be removed for cause only, by the affirmative vote of the holders of not less than a majority of the voting power of all voting stock then outstanding, voting together as a single class.

Amendments to Organizational Documents:
Under the VSCA, an amendment to a corporation’s articles of incorporation generally requires approval by the corporation’s board of directors and by two-thirds of the votes entitled to be cast on the amendment, unless a different number, not less than a majority of the votes entitled to be cast on the amendment, is specified in the corporation’s articles of incorporation.

The Brink’s Articles provide that the affirmative vote of the holders of a majority of the outstanding Brink’s

Under the MGCL and the NCR Atleos Articles, any amendment to the NCR Atleos Articles shall be valid and effective if such amendment has been advised by the NCR Atleos Board and approved by the affirmative vote of the holders of a majority of the voting power of all shares of NCR Atleos entitled to vote generally in the election of directors then outstanding, voting together as a single class.

The NCR Atleos Bylaws may be altered or repealed and new bylaws may be adopted (a) at any annual or

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Common Stock is required to amend or repeal the Brink’s Articles.

The Brink’s Articles provide that the Brink’s Board (by majority vote) and Brink’s shareholders (by a majority of votes cast) have the power to make, amend or repeal the Brink’s Bylaws.

special meeting of stockholders by the affirmative vote of the holders of a majority of the voting power of all shares of NCR Atleos entitled to vote generally in the election of directors, voting together as a single class; or (b) by the affirmative vote of a majority of the total number of directors which NCR Atleos would have if there were no vacancies on the NCR Atleos Board.

Shareholder Action by Written Consent:
Under the VSCA, Brink’s shareholders may act without a shareholder meeting by written consent, setting forth the action so taken, signed by all shareholders entitled to vote on the action or their attorneys-in-fact or proxy holders.

The NCR Atleos Articles provide that, except as may be provided in any articles supplementary, any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting or vote of stockholders only with the unanimous written consent of stockholders entitled to vote thereon.

Special Meetings of Shareholders:
The Brink’s Bylaws provide that special meetings of the Brink’s shareholders may be called by the chairman of the board, by the lead director (if one is in office), by the Brink’s Board or by the Chief Executive Officer, or by the Secretary, following his or her receipt of one or more written requests to call a special meeting from one or more record holders representing ownership of at least 20% of the outstanding shares of the Brink’s stock entitled to vote and otherwise in compliance with procedural, informational and other requirements outlined in the Brink’s Bylaws.

The NCR Atleos Articles and NCR Atleos Bylaws provide that special meetings of stockholders may be called by the NCR Atleos Board, the Chairman of the Board, the President or the Chief Executive Officer. In addition, the NCR Atleos Bylaws provide that a special meeting of stockholders shall be called by the Secretary upon the written request of stockholders entitled to cast not less than 25% of all the votes entitled to be cast at such meeting and following the procedures and containing the information required by the NCR Atleos Bylaws.

Record Date:
Under the Brink’s Bylaws, the Brink’s Board may fix a record date to determine the shareholders entitled to notice of a shareholders’ meeting and to vote or take any other action thereat, which record date may not be more than 70 days before the meeting or other action requiring such determination.

The NCR Atleos Bylaws provide that the NCR Atleos Board may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, to receive payment of any dividend, or to make a determination of stockholders for any other proper purpose. Such record date shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than 10 days, before the date on which the meeting or particular action requiring such determination is to be held or taken.

Quorum:
The Brink’s Bylaws provide that, absent a provision in the Brink’s Articles or the VSCA stating otherwise, a majority of the shares entitled to be cast by a voting group on a matter shall constitute a quorum of the voting group for action on that matter at any meeting of the shareholders.

Under the Brink’s Bylaws, when a quorum is present at any meeting, action on a matter (other than the election of directors) by a voting group is approved if

The NCR Atleos Bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. Except as required by any provision of law, the NCR Atleos Articles or the NCR Atleos Bylaws requiring any action to be taken or approved by the affirmative vote of a majority or more of the votes entitled to be cast, a majority of all the votes cast at a duly called special or annual meeting at which a quorum is present shall be

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the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Brink’s Articles or VSCA require a greater number of affirmative votes.

The Brink’s Bylaws also provide that a meeting may be adjourned by the shareholders entitled to vote thereat or the chairman of the meeting, without notice other than announcement at the meeting before adjournment and without notice before postponement.

sufficient to approve any matter which properly comes before the meeting. The chairman of any meeting of stockholders may adjourn or postpone the meeting from time to time, whether or not a quorum is present.

Notice of Shareholder Actions/Meetings:
The Brink’s Bylaws provide that, except as otherwise prescribed by statute, notice stating the date, time and place or means of remote communication, if authorized by the Brink’s Board, and in the case of a special meeting, the purpose or purposes for which the meeting is called, must be communicated by Brink’s to each shareholder entitled to vote at such meeting, not less than 10 nor more than 60 days before the date of such meeting.

The NCR Atleos Bylaws provide that written, printed or electronic notice of every annual or special meeting of stockholders shall be given to each stockholder entitled to vote at such meeting and to each stockholder entitled to notice of but not to vote at the meeting, at least 10 days and not more than 90 days before such meeting. Notice of every meeting shall state the place, day and time of such meeting and, in the case of a special meeting, the purpose for which the meeting is called. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice.

Advance Notice Requirements for Shareholder Nominations and Other Proposals:
Under the Brink’s Bylaws, director nominations and business proposals by shareholders must be in writing and delivered to the Secretary of Brink’s at the principal office of Brink’s no earlier than 180 days and no later than 120 days before the first anniversary of the prior year’s annual meeting of shareholders, provided that if the date of the annual meeting is more than 30 days before or more than 70 days after the first anniversary date, the shareholder’s notice must be delivered not earlier than the 180th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 120th day prior to such annual meeting or (y) the 10th day following the day on which public announcement of the date of such meeting is first made by Brink’s.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of Brink’s not earlier than the close of business on the 180th day prior to such special meeting and not later than the close of business on the later of (x) the 120th day prior to such special meeting or (y) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Under the NCR Atleos Bylaws, a stockholder’s notice for director nominations or other business proposals must be delivered to the Secretary at the principal executive office of NCR Atleos not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the preceding year’s annual meeting; provided that in the event the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the preceding year’s annual meeting, notice must be delivered not earlier than the 120th day prior to such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. For special meetings, notice must be delivered not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. A stockholder’s notice must comply with the procedural, informational and other requirements outlined in the NCR Atleos Bylaws.

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A shareholder’s notice must also comply with the procedural, informational and other requirements outlined in the Brink’s Bylaws.

Limitation of Liability of Directors and Officers:
The Brink’s Articles provide that, in any proceeding brought by a shareholder of Brink’s in the right of Brink’s or on behalf of shareholders, an officer or a director of Brink’s shall not be liable to Brink’s or its shareholders for any monetary damages arising out of any transaction, occurrence or course of conduct, unless in such proceeding a judgment has been entered against the director or officer finding that the act or omission for which the officer or director was adjudged liable was due to his or her willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

The NCR Atleos Articles provide that, to the fullest extent permitted by Maryland law, as amended or interpreted, no director or officer of NCR Atleos shall be personally liable to NCR Atleos or its stockholders for money damages. No amendment of the NCR Atleos Articles or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under the NCR Atleos Articles with respect to any act or omission which occurred prior to such amendment or repeal or with respect to any cause of action, suit or claim that, but for such provision, would accrue or arise, prior to such amendment or repeal.

Indemnification of Directors and Officers:
Under the VSCA, unless otherwise required by the Brink’s Articles, Brink’s is required to indemnify a director or officer who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of Brink’s against reasonable expenses incurred in connection with the proceeding. The VSCA also authorizes Virginia corporations to provide additional indemnification in certain specified instances. Accordingly, Article VIII of the Brink’s Articles provides that each officer, director or employee of Brink’s shall be entitled to indemnity, including indemnity with respect to a proceeding by or in the right of Brink’s, to the fullest extent required or permitted under the provisions of the VSCA as in effect from time to time, except for an indemnity against willful misconduct or a knowing violation of the criminal law. Furthermore, Brink’s is required to promptly pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by an officer, director or employee of Brink’s in connection with any proceeding (whether or not made a party) arising from his or her status as such officer, director or employee, in advance of final disposition of any such proceeding upon receipt by Brink’s from such officer, director or employee of (a) a written statement of good faith belief that he or she is entitled to indemnity by Brink’s and (b) a written undertaking, executed personally or on his or her behalf, to repay the amount so paid or reimbursed if after final disposition of such proceeding it is determined that he or she did not meet the applicable standard of conduct.

The NCR Atleos Articles provide that NCR Atleos shall indemnify (a) its directors and officers, whether serving NCR Atleos or, at its request, any other entity, to the fullest extent required or permitted by Maryland law now or hereafter in force, including the payment or reimbursement of reasonable expenses in advance of final disposition of a proceeding, and (b) other employees and agents to such extent as shall be authorized by the NCR Atleos Board or the NCR Atleos Bylaws and be permitted by law. The NCR Atleos Bylaws incorporate Section 2-418 of the MGCL and provide that any indemnification of an officer or director or advance of expenses shall be made promptly, and in any event within 60 days, upon written request. The right of an officer or director to indemnification and advance of expenses is deemed to be a contract between NCR Atleos and each director or officer, and such rights cannot be terminated by NCR Atleos, the NCR Atleos Board or the stockholders with respect to a person’s service prior to the date of such termination.

Anti-Takeover Provisions:	Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a	Certain provisions in the NCR Atleos Articles and the NCR Atleos Bylaws, including, without limitation,

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Virginia corporation from engaging in affiliated transactions with any holder of more than 10% of any class of its outstanding voting shares, or an interested shareholder, for a period of three years following the date that such person became an interested shareholder unless:

 •
a majority of (but not fewer than two) disinterested directors on the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

 •
before the date the person became an interested shareholder, a majority of the disinterested directors on the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must satisfy
certain fair price requirements in the statute or be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

Virginia law permits corporations to opt out of the affiliated transactions provisions. Brink’s has not opted out.

the requirement that directors can only be removed for cause and the advance notice provisions of the NCR Atleos Bylaws, as well as the business combination provisions of the MGCL, could delay, defer or prevent a transaction or a change of control of NCR Atleos.

Likewise, if the provision in the NCR Atleos Bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if NCR Atleos were to opt in to one or more of the provisions of Subtitle 8 of Title 3 of the MGCL (as explained below), these provisions of the MGCL could have similar anti-takeover effects. In addition, the NCR Atleos Board could authorize the issuance of a class or series of preferred stock that could, depending on the terms of such class or series, impede the completion of a merger, tender offer or other takeover attempt. The NCR Atleos Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the NCR Atleos Board, including a tender offer or other transaction that some, or a majority, of NCR Atleos stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

The Maryland Business Combination Act provides that, subject to certain exceptions and limitations, certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding shares of stock) or an affiliate of any interested stockholder are prohibited for five years after the most recent date on which the stockholder became an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, the corporation’s common stockholders receive a minimum price, as defined in the MGCL, for their shares of stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock.

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered

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under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

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a classified board;

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a two-thirds vote requirement for removing a director;

 •
a requirement that the number of directors be fixed only by vote of the directors;

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a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

 •
a majority requirement for the calling of a special meeting of stockholders.

Through provisions in the NCR Atleos Articles and
NCR Atleos Bylaws unrelated to Subtitle 8, the NCR Atleos Board has the exclusive power to fix the number of directors.

Control Share Acquisitions:
Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

 •
the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

 •
the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special
meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

The Maryland Control Share Acquisition Act provides that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors - one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by the corporation’s stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by the corporation’s officers, or by the corporation’s employees who are also directors of the corporation. In accordance with Maryland law, the NCR Atleos Bylaws contain a provision exempting all acquisitions of shares of NCR Atleos’ stock from the Maryland Control Share Acquisition Act. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

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As permitted by Virginia law, the Brink’s Board has adopted a bylaw providing that the control share acquisition provisions of Virginia law do not apply to the acquisition of its shares.

The NCR Atleos Bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of NCR Atleos Common Stock. That provision of the NCR Atleos Bylaws could be amended or eliminated at any time in the future by the NCR Atleos Board.

Rights of Dissenting Shareholders:
Under Section 13.1-730 of the VSCA, appraisal rights are available to shareholders in certain mergers that require shareholder approval, other than with respect to shares that remain outstanding after consummation of the merger. No dissenters’ or appraisal rights will be available to the Brink’s shareholders with respect to the Mergers.

Under the MGCL, a stockholder of a Maryland corporation is generally entitled to dissent from, and demand payment of the fair value of their shares in connection with, a merger, consolidation, share exchange, asset transfer or business combination that substantially adversely alters such stockholder’s rights (determined as of the date of the meeting at which such transaction is approved, without reference to any appreciation or depreciation in value resulting from such transaction or its proposal) subject to specified procedural requirements.

In accordance with Section 3-202(c) of the MGCL, no appraisal rights shall be available to NCR Atleos stockholders with respect to the Mergers.

Exclusive Forum:	The Brink’s Articles and the Brink’s Bylaws do not contain an exclusive forum provision.
The NCR Atleos Bylaws provide that, unless NCR Atleos consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL (other than any action asserting solely claims arising under federal securities laws), including, without limitation, (i) any derivative action or proceeding brought on behalf of NCR Atleos, other than any action asserting solely claims under federal securities laws, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of NCR Atleos to NCR Atleos or to the stockholders of NCR Atleos or (iii) any action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos arising pursuant to any provision of the MGCL or the NCR Atleos Articles or the NCR Atleos Bylaws, or (b) any other action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos that is governed by the internal affairs doctrine. Unless NCR Atleos consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting solely a cause of action arising under the Securities Act.

LEGAL MATTERS
The validity of the shares of Brink’s Common Stock in connection with the Mergers will be passed upon for Brink’s by Eric S. Fleming, Senior Counsel of Brink’s. As of April 28, 2026, Mr. Fleming beneficially owned shares of Brink’s Common Stock representing less than 1% of the total outstanding shares of Brink’s Common Stock.
Certain U.S. federal income tax consequences of the Mergers will be passed upon by Sidley Austin LLP and King & Spalding LLP.
EXPERTS
The consolidated financial statements of The Brink’s Company as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025, and management’s assessment of the effectiveness of The Brink’s Company’s internal control over financial reporting as of December 31, 2025 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of NCR Atleos Corporation incorporated in this joint proxy statement/prospectus by reference to NCR Atleos Corporation’s Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
Brink’s
Under the regulations of the SEC, any Brink’s shareholder desiring to submit a proposal pursuant to Rule 14a-8 of the Exchange Act (“Rule 14a-8”) to be acted upon at the 2027 Annual Meeting of Brink’s Shareholders (“Brink’s 2027 Annual Meeting”) must cause such proposal to be delivered, in proper form, to Brink’s Corporate Secretary at the address provided in the following section entitled “Where You Can Find More Information” no later than November 20, 2026 in order for the proposal to be considered for inclusion in Brink’s Proxy Statement for Brink’s 2027 Annual Meeting.
To nominate a director at Brink’s 2027 Annual Meeting, a shareholder must satisfy conditions specified in the Brink’s Bylaws. A shareholder who wishes to suggest potential nominees to the Brink’s Board for consideration should write to Brink’s Corporate Governance Committee through the method described in the Brink’s Bylaws, stating in detail the qualifications of such nominees for consideration. The Brink’s Bylaws also prescribe the procedures a shareholder must follow to bring business (other than pursuant to Rule 14a-8) before Brink’s annual meetings of shareholders. For a Brink’s shareholder to nominate a director or directors at Brink’s 2027 Annual Meeting, other than the nomination of a director for inclusion in Brink’s proxy statement for that meeting, or bring other business before Brink’s 2027 Annual Meeting, notice must be received by Brink’s Corporate Secretary at the principal office of Brink’s not later than the close of business on December 29, 2026, nor earlier than the close of business on October 30, 2026. The notice must include a description of the proposed business, the reason for it, the complete text of any resolution and other matters specified in the Brink’s Bylaws.
Any Brink’s shareholder, or group of up to 20 Brink’s shareholders, who has owned at least 3% of the outstanding shares of Brink’s Common Stock continuously for at least three years, is eligible to nominate and include director nominees (up to the greater of 2 or 20% of the number of directors on the Brink’s Board) in Brink’s proxy materials for Brink’s 2027 Annual Meeting. Any eligible Brink’s shareholder, or group of Brink’s shareholders, wishing to do so, must give notice in writing of the proposed nomination, along with certain nomination materials, to the Secretary of Brink’s, delivered by November 20, 2026. The notice and accompanying nomination materials must meet the requirements set forth in the Brink’s Bylaws.
In addition, to comply with the universal proxy rules, Brink’s shareholders who intend to solicit proxies in support of director nominees other than Brink’s nominees at Brink’s 2027 Annual Meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act (“Rule 14a-19”) no later than March 1, 2027.
Any Brink’s shareholder desiring a copy of the Brink’s Bylaws will be furnished one without charge upon written request to Brink’s Corporate Secretary.
NCR Atleos
If the Mergers are completed as currently expected, NCR Atleos does not anticipate holding a 2027 annual meeting of stockholders (the “NCR Atleos 2027 Annual Meeting”). In the event that the Mergers are not completed within the expected time frame, or at all, NCR Atleos may hold the NCR Atleos 2027 Annual Meeting. Any stockholder nominations or proposals for other business intended to be presented at the NCR Atleos 2027 Annual Meeting must be submitted to NCR Atleos as set forth in the NCR Atleos proxy statement for NCR Atleos’ 2026 annual meeting of stockholders (the “NCR Atleos 2026 Annual Meeting”).
The next annual meeting for NCR Atleos will be the NCR Atleos 2026 Annual Meeting, which will be held on May 21, 2026.
Procedures for Nominations Using Proxy Access. Stockholders interested in submitting nominations to the NCR Atleos Board to be included in NCR Atleos’ 2026 proxy materials pursuant to the proxy access provisions in Article I, Section 8 of the NCR Atleos Bylaws must have followed the procedures found in the NCR Atleos Bylaws. Nominations (containing the information specified in the NCR Atleos Bylaws regarding the stockholders and the proposed nominee) must have been received by NCR Atleos’ Corporate Secretary no earlier than November 5, 2025, nor later than 5:00 p.m. Eastern Time on December 5, 2025. Only stockholders meeting the ownership requirements set forth in Article I, Section 8 of the NCR Atleos Bylaws were eligible to submit nominations pursuant to NCR Atleos’ proxy access provisions.
Procedures for Stockholder Proposals and Nominations for the NCR Atleos 2026 Annual Meeting Pursuant to Rule 14a-8. Stockholders interested in presenting a proposal pursuant to Rule 14a-8 for possible inclusion in the proxy materials for the NCR Atleos 2026 Annual Meeting of Stockholders must have followed the procedures found in Rule 14a-8 and the NCR Atleos Bylaws. To be eligible for possible inclusion in NCR Atleos’ 2026 proxy materials, all qualified proposals must have been received by NCR Atleos’ Corporate Secretary no later than 5:00 p.m. Eastern Time on December 5, 2025.
Procedures for Stockholder Proposals and Nominations for the NCR Atleos 2026 Annual Meeting Outside of Rule 14a-8 and Pursuant to Rule 14a-19. Under the NCR Atleos Bylaws, nominations for election of directors and proposals for other business to be considered by the stockholders at an annual meeting outside of Rule 14a-8 may be made only: (i) pursuant to NCR Atleos’ notice of meeting; (ii) by or at the direction of the NCR Atleos Board; or (iii) by any stockholder of NCR Atleos that was a stockholder of record at the record date for the NCR Atleos 2026 Annual Meeting, at the time of giving of notice as provided for in the NCR Atleos Bylaws and at the time of the NCR Atleos 2026 Annual Meeting, that is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and that has provided the information required by the NCR Atleos Bylaws and delivered notice to NCR Atleos no earlier than 120 days, which was January 21, 2026, nor later than 5:00 p.m. Eastern Time, on the 90th day, which was February 20, 2026, before the first anniversary of the date of NCR Atleos’ 2025 annual meeting of stockholders. In addition to satisfying the requirements under the NCR Atleos Bylaws, to comply with the universal proxy rules, stockholders who intended to solicit proxies in support of director nominees other than NCR Atleos’ nominees must also have provided notice that set forth the information required by Rule 14a-19, which notice must have been received by NCR Atleos’ Corporate Secretary no later than February 20, 2026.

WHERE YOU CAN FIND MORE INFORMATION
Brink’s and NCR Atleos file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Brink’s and NCR Atleos, which can be accessed at www.sec.gov. In addition, documents filed with the SEC by Brink’s, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the investor relations page of Brink’s website, investors.brinks.com, or, alternatively, by directing a request by mail to Brink’s Corporate Secretary, 1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia 23226, and documents filed with the SEC by NCR Atleos will be available free of charge by accessing the investor relations page of NCR Atleos’ website, investor.ncratleos.com, or, alternatively, by directing a request by mail to NCR Atleos’ Corporate Secretary, 864 Spring Street NW, Atlanta, Georgia 30308.
The web addresses of the SEC, Brink’s and NCR Atleos are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.
Brink’s has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Brink’s securities to be issued in connection with the Mergers. This document constitutes the prospectus of Brink’s filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Brink’s and NCR Atleos to incorporate by reference into this document documents filed with the SEC by Brink’s and NCR Atleos. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus. Brink’s and NCR Atleos incorporate by reference the documents listed below and any documents filed by Brink’s or NCR Atleos under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated as well as after the date of this joint proxy statement/prospectus and until the date on which the Brink’s Special Meeting is held and the date on which the NCR Atleos Special Meeting is held:

Brink’s filings (SEC File No. 001-09148)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2025, filed February 26, 2026

Annual Report on Form 11-K	Fiscal year ended December 31, 2025, filed March 25, 2026

Definitive Proxy Statement on Schedule 14A	Filed March 20, 2026

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed January 9, 2026, February 26, 2026 (accepted at 16:14:13), April 6, 2026 and April 10, 2026

The description of Brink’s Common Stock contained in Exhibit 4.1 to Brink’s Annual Report on Form 10-K for the year ended December 31, 2019, including any amendment thereto or report filed for the purpose of further updating such description
Filed February 28, 2020

NCR Atleos filings (SEC File No. 001-41728)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2025, filed February 27, 2026

Definitive Proxy Statement on Schedule 14A	Filed April 3, 2026

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed February 26, 2026 (accepted at 16:26:10) and March 12, 2026

The description of NCR Atleos Common Stock contained in in Exhibit 4.3 to NCR Atleos’ Annual Report on Form 10-K for the year ended December 31, 2023, including any amendment thereto or report filed for the purpose of further updating such description
Filed March 26, 2024

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

if you are a Brink’s shareholder:	if you are an NCR Atleos stockholder:

The Brink’s Company 1801 Bayberry Court P. O. Box 18100 Richmond, VA 23226 (804) 289-9600 Attention: Corporate Secretary	NCR Atleos Corporation 864 Spring Street NW Atlanta, GA 30308 (832) 308-4999 Attention: Corporate Secretary

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to Brink’s was provided by Brink’s and the information contained in this document with respect to NCR Atleos was provided by NCR Atleos.

Annex A

EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

By and Among

THE BRINK’S COMPANY,

NOVUS MERGER SUB, INC.,

NOVUS MERGER SUB II, LLC

and

NCR ATLEOS CORPORATION

Dated as of February 26, 2026

A-i

Exhibits

Exhibit A	A&R LLC Agreement of Merger II Surviving Company

A-ii

This AGREEMENT AND PLAN OF MERGER, dated as of February 26, 2026 (this “Agreement”), is by and among The Brink’s Company, a Virginia corporation (“Parent”), Novus Merger Sub, Inc., a Maryland corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), Novus Merger Sub II, LLC, a Maryland limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II”), and NCR Atleos Corporation, a Maryland corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.15.
WHEREAS, the parties intend to effect a business combination pursuant to which, first, Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation of such merger (“Merger I”), and then second, immediately after the consummation of Merger I, the Company will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company of such merger (“Merger II” and together with Merger I, the “Mergers”);
WHEREAS, for U.S. federal income Tax purposes, it is intended (i) that the Mergers, taken together, constitute a single, integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, and (ii) that this Agreement constitutes a plan of reorganization for purposes of Section 368 of the Code and within the meaning of U.S. Treasury Regulation Sections 1.368-2(g) and 1.368-3;
WHEREAS, the Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, including the Mergers, (ii) adopted a resolution which declares that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in this Agreement and such resolution, (iii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and, subject to the Company Stockholder Approval, the consummation by the Company of the Transactions, including the Mergers, (iv) adopted a resolution recommending that the stockholders of the Company approve the Transactions, including the Mergers (this clause (iv), the “Company Board Recommendation”) and (v) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of the stockholders of the Company;
WHEREAS, the Board of Directors of Parent, at a meeting duly called and held, has unanimously (i) determined that it is in the best interest of Parent and its shareholders, and declared it advisable, that Parent enter into this Agreement and consummate the Transactions, including the Debt Financing and the issuance of shares of Parent Common Stock pursuant to the Mergers and this Agreement (the “Parent Share Issuance”), (ii) adopted this Agreement and duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions, including the Mergers and the Parent Share Issuance, (iii) adopted a resolution recommending that the shareholders of Parent approve the Parent Share Issuance (this clause (iii), the “Parent Board Recommendation”) and (iv) directed that the Parent Share Issuance be submitted for consideration at a special meeting of the shareholders of Parent;
WHEREAS, the Board of Directors of Merger Sub I has unanimously (i) determined that it is in the best interests of Merger Sub I and the sole stockholder of Merger Sub I, and declared it advisable, that Merger Sub I enter into this Agreement and consummate the Transactions, including Merger I, (ii) adopted a resolution which declares that the Transactions, including Merger I, are advisable on substantially the terms and conditions set forth or referred to in this Agreement and such resolution, and (iii) directed that the Transactions, including Merger I, be submitted for consideration at a special meeting or approved by the written consent of the sole stockholder of Merger Sub I;
WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub I, will approve the Transactions, including Merger I, and the consummation by Merger Sub I of the Transactions by written consent in accordance with the Maryland General Corporation Law (the “MGCL”) immediately following the execution of this Agreement;
WHEREAS, Parent, in its capacity as the sole member of Merger Sub II, has approved the Transactions, including Merger II, and the consummation by Merger Sub II of the Transactions in accordance with the limited liability company agreement of Merger Sub II and the Maryland Limited Liability Company Act (the “MLLCA”); and
WHEREAS, the Company, Parent, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent, Merger Sub I and Merger Sub II hereby agree as follows:
ARTICLE I
The Mergers
SECTION 1.01. Merger I.
(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the MGCL, at the First Effective Time, Merger Sub I shall be merged with and into the Company. As a result of Merger I, the separate corporate existence of Merger Sub I shall thereupon cease, and the Company shall be the surviving corporation of Merger I and a Subsidiary of Parent (the “Merger I Surviving Corporation”). Merger I shall be effected pursuant to the MGCL and shall have the effects set forth in this Agreement, Section 3-114 of the MGCL and any other applicable provision of the MGCL. Without limiting the generality of the foregoing, at the First Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the Merger I Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Merger I Surviving Corporation, in each case, as provided under the MGCL.

(b) At the First Effective Time, by virtue of Merger I and without the necessity of further action by the Company or any other Person, (i) the articles of incorporation of the Company (the “Company Articles of Incorporation”) as in effect immediately prior to the First Effective Time shall be the articles of incorporation of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (ii) the bylaws of the Company (the “Company Bylaws”) as in effect immediately prior to the First Effective Time shall be the bylaws of the Merger I Surviving Corporation until thereafter changed or amended as provided therein and in the articles of incorporation of the Merger I Surviving Corporation and by applicable Law.
SECTION 1.02. Merger II.
(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the MGCL and the MLLCA, immediately after the First Effective Time, the Merger I Surviving Corporation shall be merged with and into Merger Sub II. As a result of Merger II, the separate corporate existence of the Merger I Surviving Corporation shall thereupon cease, and Merger Sub II shall be the surviving company of Merger II and a directly wholly owned Subsidiary of Parent (the “Merger II Surviving Company”). Merger II shall be effected pursuant to the MGCL and the MLLCA and shall have the effects set forth in this Agreement, Section 3-114 of the MGCL, Section 4A-709 of the MLLCA and any other applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, upon the consummation of Merger II, all of the property, rights, privileges, immunities, powers and franchises of the Merger I Surviving Corporation and Merger Sub II shall vest in the Merger II Surviving Company, and all of the debts, liabilities and duties of the Merger I Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Merger II Surviving Company, in each case, as provided under the MGCL and the MLLCA.
(b) Upon the consummation of Merger II, by virtue of Merger II and without the necessity of further action by the Merger I Surviving Corporation or any other Person, the articles of organization of Merger Sub II as in effect immediately prior to the Second Effective Time shall be the articles of organization of the Merger II Surviving Company until thereafter changed or amended as provided therein or by applicable Law. Parent shall take all required actions so that, effective as of the Second Effective Time, the limited liability company agreement of the Merger II Surviving Company as in effect immediately prior to the Second Effective Time shall be amended and restated to read in its entirety in the form of the limited liability company agreement set forth on Exhibit A and, as so amended and restated, shall be the limited liability company agreement of the Merger II Surviving Company until thereafter changed or amended as provided therein and by applicable Law (and subject to Section 5.07).
SECTION 1.03. Closing. Unless this Agreement has earlier been terminated pursuant to Article VII, the parties shall effect the closing of the Mergers (the “Closing”), which Closing shall take place at 10:00 a.m. (New York City time), on the third Business Day following the satisfaction or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be first satisfied at the Closing, but subject to the satisfaction of such conditions or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) at the Closing), remotely by exchange of documents and signatures (or their electronic counterparts) unless another date, time or place is agreed to in writing by Parent and the Company; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be first satisfied at the Closing, but subject to the satisfaction of such conditions or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) at the Closing), then the Closing shall take place instead on the earlier to occur of (x) any Business Day to be specified by Parent to the Company on no less than two Business Days’ written notice to the Company and (y) the day that is four Business Days after the last day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be first satisfied at the Closing, but subject to the satisfaction of such conditions or waiver in writing by the party or parties entitled to the benefits thereof (to the extent such waiver is permitted by applicable Law) at the Closing). The date on which the Closing occurs is herein referred to as the “Closing Date”.
SECTION 1.04. First Effective Time and Second Effective Time. Subject to the provisions of this Agreement, concurrently with the Closing, (a) the Company shall cause articles of merger with respect to Merger I to be duly executed in accordance with, and in such form as is required by, the relevant provisions of the MGCL (the “Merger I Articles of Merger”) and to be filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”), and shall make all other filings, recordings or publications, and deliver or cause to be delivered, as applicable, any Taxes and fees, required under the MGCL in connection with Merger I and (b) immediately after the filing of the Merger I Articles of Merger, Merger Sub II shall cause articles of merger with respect to Merger II to be duly executed in accordance with, and in such form as is required by, the relevant provisions of the MGCL and the MLLCA (the “Merger II Articles of Merger”) and to be filed with and accepted for record by the SDAT, and shall make all other filings, recordings or publications, and deliver or cause to be delivered, as applicable, any Taxes and fees, required under the MGCL and the MLLCA in connection with Merger II. Merger I shall become effective at the time that the Merger I Articles of Merger are duly filed with and accepted for record by the SDAT or at such later time (not to exceed 30 days after the Merger I Articles of Merger are accepted for record by the SDAT) as is agreed to by the parties hereto in writing prior to the filing of the Merger I Articles of Merger and specified in the Merger I Articles of Merger in accordance with the MGCL (the time at which Merger I becomes effective is herein referred to as the “First Effective Time”). Merger II shall become effective at the time that the Merger II Articles of Merger are duly filed with and accepted for record by the SDAT or at such later time (not to exceed 30 days after the Merger II Articles of Merger are accepted for record by the SDAT) as is agreed to by the parties hereto in writing prior to the filing of the Merger II Articles of Merger and specified in the Merger II Articles of Merger in accordance with the MGCL and the MLLCA (the time at which Merger II becomes effective is herein referred to as the “Second Effective Time”).

SECTION 1.05. Directors and Officers.
(a) At or before the First Effective Time, the Company and the Merger I Surviving Corporation shall take all necessary action such that the directors and officers of Merger Sub I immediately prior to the First Effective Time shall become the directors and officers of the Merger I Surviving Corporation, each to hold office, from and after the First Effective Time, in accordance with the articles of incorporation and bylaws of the Merger I Surviving Corporation until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Merger I Surviving Corporation.
(b) At or before the Second Effective Time, the Company and the Merger II Surviving Company shall take all necessary action such that the officers of the Merger I Surviving Corporation immediately prior to the Second Effective Time shall become the officers of the Merger II Surviving Company, each to hold office, from and after the Second Effective Time, in accordance with the limited liability company agreement of the Merger II Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Merger II Surviving Company.
(c) Prior to the First Effective Time, the Company shall use reasonable best efforts to cause each director of the Company to execute and deliver a letter effectuating his or her resignation as a member of the board of directors of the Company to be effective as of immediately prior to, and contingent upon the occurrence of, the Second Effective Time.
Article II
Effect of the Mergers on Capital Stock; Exchange of Certificates; Equity Awards
SECTION 2.01. Conversion of Securities.
(a) Merger I. At the First Effective Time, by virtue of Merger I and without any action on the part of the Company, Parent, Merger Sub I or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub I:
(i) Capital Stock of Merger Sub I. Each issued and outstanding share of capital stock of Merger Sub I as of immediately prior to the First Effective Time shall be converted automatically into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Merger I Surviving Corporation (the “Merger I Surviving Corporation Common Stock”).
(ii) Cancellation of Certain Shares. All shares of Company Common Stock that are held by Parent, Merger Sub I or Merger Sub II immediately prior to the First Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor (collectively, the “Canceled Shares”).
(iii) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock as of immediately prior to the First Effective Time (other than the Canceled Shares) shall be converted automatically into and shall thereafter represent only the right to receive (i) an amount in cash equal to $30.00, without interest (such amount, the “Cash Consideration”) and (ii) a number (including, subject to Section 2.06, fractions thereof) of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to compliance with the procedures set forth in Section 2.02. As of the First Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the First Effective Time represented any such share of Company Common Stock (each, a “Share Certificate”) or of non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) (other than Share Certificates or Book-Entry Shares representing Canceled Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid and issued in consideration therefor.
(b) Merger II. At the Second Effective Time, by virtue of Merger II and without any action on the part of Parent, Merger Sub II, the Merger I Surviving Corporation or the holders of any shares of the common stock of the Merger I Surviving Corporation or limited liability company interests of Merger Sub II, (i) each share of Merger I Surviving Corporation Common Stock issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist without any conversion thereof or payment therefor and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain unchanged and outstanding following Merger II.
SECTION 2.02. Exchange Matters.
(a) Exchange Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the payment of the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock and the distribution of the Stock Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company and Parent. At or prior to the First Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent (i) cash in an aggregate amount sufficient to pay the aggregate Cash Consideration and the aggregate amount payable in lieu of fractional shares pursuant to Section 2.06 (other than any amounts payable in respect of each Company Equity Award in accordance with Section 2.04) and (ii) evidence of shares of Parent Common Stock in book-entry form sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration, and after the First Effective Time, Parent shall deposit with the Exchange Agent, as necessary from time to time, any dividends or distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) which had not theretofore been surrendered for exchange pursuant to Section 2.02(c) (such cash, shares of Parent Common Stock and dividends or other distributions with respect thereto are collectively referred to as the “Exchange Fund”). Pending its disbursement in accordance with this Section 2.02, the cash included in the Exchange Fund shall be invested by the Exchange Agent if and as directed by Parent in (i) short-term direct obligations of the United States of America (“U.S.”), (ii) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall or shall cause the Merger II Surviving Company to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make all payments of Cash Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein. Any interest or income from investment of the Exchange Fund not required to make all payments of Cash Consideration in accordance herewith shall be paid to Parent or the Merger II Surviving Company, as Parent directs.
(b) Exchange Procedures.
(i) As promptly as practicable after the First Effective Time (but in no event more than three Business Days thereafter), Parent and the Merger II Surviving Company shall cause the Exchange Agent to mail to each Person who was, immediately prior to the First Effective Time, a holder of a Share Certificate (other than a Share Certificate representing Canceled Shares) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Share Certificate shall pass, only upon delivery of such Share Certificate (or affidavits in lieu thereof in accordance with Section 2.02(e)) to the Exchange Agent), which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date, and (y) instructions for use in effecting the surrender of such Share Certificate to the Exchange Agent in exchange for the Merger Consideration as provided in Section 2.01(a)(iii).
(ii) Upon delivery of a letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Exchange Agent), and surrender to the Exchange Agent of Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(e)), as contemplated in subsection (i) of this Section 2.02(b), Parent and the Merger II Surviving Company shall instruct the Exchange Agent to, as promptly as practicable, pay and distribute to the holder of such Share Certificate the aggregate Merger Consideration that such holder has the right to receive pursuant to this Agreement (in each case, with respect to the shares of Company Common Stock formerly represented by such Share Certificate), and the Share Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.02, each Share Certificate (other than a Share Certificate representing Canceled Shares) shall be deemed at any time after the First Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II. No interest shall be paid or accrue on any cash payable pursuant to this Section 2.02.
(iii) (A) The Persons who were, at the First Effective Time, holders of Book-Entry Shares (other than Canceled Shares) shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Exchange Agent or to take any other action to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(a)(iii); provided that such Persons may be required to comply with procedures as may customarily be required by the Exchange Agent for holders of Book-Entry Shares. (B) With respect to shares of Company Common Stock held, directly or indirectly, through the Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Exchange Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Exchange Agent will transmit to DTC or its nominees as promptly as practicable after the First Effective Time, the aggregate Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of Merger I pursuant to Section 2.01(a)(iii).
(iv) If payment and distribution of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Share Certificate is registered, Parent may cause the Exchange Agent to pay and distribute the Merger Consideration to such Person only if such Share Certificate (if applicable) is properly endorsed and otherwise in proper form for transfer and is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes required by reason of the payment and distribution of the Merger Consideration to a Person other than the Person in whose name the surrendered Share Certificate is registered have been paid or are not applicable. Payment and distribution of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer records of the Company. None of Parent, Merger Sub I, Merger Sub II or the Merger II Surviving Company shall have any liability for the transfer and other similar Taxes described in the immediately preceding sentence under any circumstance.
(c) Distributions with Respect to Unexchanged Shares.
(i) No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any Share Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.06, until the surrender of such Share Certificate in accordance with this Section 2.02. Subject to applicable Law, following surrender of any such Share Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common

Stock by the Exchange Agent pursuant to Section 2.02(b), the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.02(b), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.02(b), payable with respect to such shares of Parent Common Stock.
(ii) Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Section 2.02, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.02(b), the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.02(b), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.02(b), payable with respect to such shares of Parent Common Stock.
(d) Transfer Books; No Further Ownership Rights. The Merger Consideration paid and issued in respect of shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Share Certificates or Book-Entry Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.02(c)), and at the First Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Merger I Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. From and after the First Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(f), if, at any time after the First Effective Time, Share Certificates or Book-Entry Shares are presented to Parent, the Merger II Surviving Company or the Exchange Agent, for any reason, they shall be canceled and exchanged as provided in this Article II.
(e) Lost, Stolen or Destroyed Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against Parent with respect to such Share Certificate, the Exchange Agent (or, after dissolution of the Exchange Fund, Parent) will pay and distribute, in exchange for such lost, stolen or destroyed Share Certificate, the applicable aggregate Merger Consideration to be paid and distributed in respect of the shares of Company Common Stock formerly represented by such Share Certificate, as contemplated by this Article II, and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.02(c) had such lost, stolen or destroyed Share Certificate been surrendered as provided in this Article II.
(f) Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, Parent and the Merger II Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Share Certificates or Book-Entry Shares, and thereafter such holders who have not theretofore complied with this Article II shall be entitled to look only to Parent and the Merger II Surviving Company, as applicable, for, and Parent and the Merger II Surviving Company shall remain liable for, payment and distribution of such holders’ claims for the Merger Consideration pursuant to the provisions of this Article II. Subject to Section 2.02(g), any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Merger II Surviving Company or the Exchange Agent shall be liable to any Person for any Merger Consideration or portion of the Exchange Fund properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law. If any Share Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Share Certificate would otherwise escheat to or become the property of any Governmental Authority, any Merger Consideration in respect of such Share Certificate shall, to the extent permitted by applicable Law, immediately prior to such date, become the property of the Merger II Surviving Company, subject to the claims of any holder of Company Common Stock entitled to payment of Merger Consideration who has not heretofore complied with this Article II.
(h) Withholding. Each of Parent, Merger Sub I, Merger Sub II, the Company, the Merger II Surviving Company, the Exchange Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Any amounts so deducted or withheld shall be paid over to the relevant Governmental Authority.
SECTION 2.03. Treatment of Equity Awards. Prior to the First Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Company Equity Plans and Company ESPP) shall adopt such resolutions and take such other actions as may be required to provide for the following:

(a) Company RSUs. Except as set forth on Section 2.03(a) of the Company Disclosure Letter, at the First Effective Time, each Company RSU that is outstanding immediately prior to the First Effective Time shall, without any further action on the part of any holder thereof, be assumed and converted into a restricted stock unit denominated in a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the First Effective Time by (y) the Equity Award Conversion Ratio (each, as so adjusted, a “Converted Parent RSU”). Each Converted Parent RSU shall have the same vesting and settlement schedule as the Company RSU and shall be subject to similar material terms and conditions of the Company Equity Plan under which the Company RSU was originally granted, to the extent administratively practicable. For purposes of this Agreement, the term “Equity Award Conversion Ratio” means the sum of (1) Exchange Ratio and (2) the quotient obtained by dividing the Cash Consideration by the average closing price for a share of Parent Common Stock on the NYSE for the ten consecutive trading days ending on and including the last trading day immediately preceding the First Effective Time.
(b) Company Deferred Director RSUs. At the First Effective Time, each Company Deferred Director RSU that is outstanding immediately prior to the First Effective Time shall, without any further action on the part of any holder thereof, be canceled and converted into the right to receive, in accordance with the terms of this Agreement, the Merger Consideration multiplied by the number of shares of Company Common Stock subject to such Company Deferred Director RSU.
(c) Company PSUs. At the First Effective Time, each Company PSU that is outstanding immediately prior to the First Effective Time shall, without any further action on the part of any holder thereof, be assumed and converted into a performance stock unit denominated in a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Company Common Stock subject to such Company PSU as of immediately prior to the First Effective Time (with performance deemed achieved based on actual performance through the First Effective Time or, if greater, and required by the terms of the Company PSU, a “Payout Percentage” (as defined in the applicable award agreement governing the Company PSU) of 100%), by (y) the Equity Award Conversion Ratio (each, as so adjusted, a “Converted Parent PSU”). Each Converted Parent PSU shall have the same vesting and settlement schedule as the Company PSU and shall be subject to similar material terms and conditions of the Company Equity Plan under which the Company PSU was originally granted, to the extent administratively practicable; provided, however, that the Converted Parent PSU shall only be subject to time-based vesting through the applicable “Vesting Date” (as defined in the applicable award agreement governing the Company PSU).
(d) Company Options.
(i) Except as set forth on Section 2.03(d)(i) of the Company Disclosure Letter, at the First Effective Time, each In-the-Money Company Option that is outstanding immediately prior to the First Effective Time shall, without any further action on the part of any holder thereof, be canceled and converted into the right to receive, in accordance with the terms of this Agreement, (A) the total number of shares of Company Common Stock for which such Company Option is exercisable, multiplied by (B) the excess of the Merger Consideration over the per share exercise price of such Company Option. For purposes of performing the calculations contemplated in the immediately preceding sentence, the per share exercise price of such Company Option shall first reduce the Cash Consideration portion of the Merger Consideration. At the First Effective Time, each outstanding Out-of-the-Money Company Option will be cancelled without consideration and will be of no further force and effect.
(ii) Except as set forth on Section 2.03(d)(ii) of the Company Disclosure Letter, at the First Effective Time, the Company shall use reasonable best efforts to cause each In-the-Money Prior Company Option that is outstanding immediately prior to the First Effective Time to, without any further action on the part of any holder thereof, be canceled in exchange for cash in an amount equal to (A) the total number of shares of Prior Company Stock for which such In-the-Money Prior Company Option is exercisable, multiplied by (B) the excess of the closing price on the NYSE of the Prior Company Stock on the last trading day immediately preceding the First Effective Time over the per share exercise price of such Company Option. At the First Effective Time, each outstanding Out-of-the-Money Prior Company Option will be cancelled without consideration and will be of no further force and effect.
(e) Company ESPP. No Offering (as defined in the Company ESPP) under the Company ESPP shall commence on or following the date of this Agreement and the Company ESPP shall be terminated prior to the First Effective Time.
(f) Further Actions. If Parent so elects, Parent may, in its sole discretion, assume any or all of the Company Equity Plans and/or convert and assume the share reserve available under the Company Equity Plans as of the First Effective Time into the Parent Equity Plan to the extent permitted under and in accordance with applicable Law. To the extent that Parent does not elect to assume one or more of the Company Equity Plans, in response to written notice from Parent delivered not less than five (5) Business Days prior to the First Effective Time, at or prior to the First Effective Time, the Company and the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Company Equity Plans) shall adopt any resolutions and take all steps necessary to (i) cause such Company Equity Plan(s) to terminate at or prior to the First Effective Time and (ii) ensure that from and after the First Effective Time, no Person shall have any right under any Company Equity Plan, except for the right to receive the payments or securities contemplated in this Section 2.03. The Company will provide Parent with drafts of, and a reasonable opportunity to review and comment upon (and the Company shall incorporate Parent’s comments thereon), all notices, resolutions and other written actions or communications as may be required to give effect to the provisions of this Section 2.03.
SECTION 2.04. Payments with Respect to Equity Awards. Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article II in respect of each Company Equity Award (including issuances of Parent Common Stock, as applicable) with respect to which Parent or any of its Subsidiaries has a Tax withholding obligation shall be paid as promptly as reasonably practicable after the First Effective Time by Parent or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings and deductions, to the holders of the Company Equity Awards; provided, however, that to the extent any such payment of the Merger Consideration with respect to a Company Equity Award would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code and Parent shall provide prompt written notice thereof to each affected holder of such Company Equity Award. The Company shall use reasonable best efforts to cause all amounts payable pursuant to this Article II in respect of each Prior Company Option to be paid to the Company as promptly as reasonably practicable after the First Effective Time to be paid by the Company or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings and deductions, to the holders of the Prior Company Options.
SECTION 2.05. Adjustments. If between the date of this Agreement and the First Effective Time, any change in the outstanding shares of Company Common Stock or Parent Common Stock, or securities exchangeable into or exercisable for shares of Company Common Stock or Parent Common Stock, shall occur as a result of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock or Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other number or amount contained herein which is based upon the price or the number or fraction of shares of Company Common Stock or Parent Common Stock shall be appropriately adjusted to reflect such stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock or Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided, however, that (a) in no event shall the aggregate Merger Consideration after giving effect to any such event exceed the value of the Merger Consideration that would have been payable pursuant to Section 2.01(a) had such event not occurred and (b) nothing in this Section 2.05 shall permit any party to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.
SECTION 2.06. Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon (a) the conversion of Company Common Stock pursuant to Section 2.01(a), (b) the settlement of Company Deferred Director RSUs pursuant to Section 2.03(b) or (c) the settlement of Company Options pursuant to Section 2.03(d), and, in each case, such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock, Company Deferred Director RSUs, and Company Options would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock, Company Deferred Director RSUs, and Company Options that would otherwise be entitled to such fractional shares shall be entitled to be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) such fractional part of a share of Parent Common Stock and (ii) the closing price on the NYSE for a share of Parent Common Stock on the last trading day immediately preceding the First Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock, Company Deferred Director RSUs, and Company Options in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent (or, with respect to holders of Company Deferred Director RSUs or Company Options, the Merger II Surviving Company in accordance with Section 2.04) shall make available such amounts, without interest, to the holders of Company Common Stock, Company Deferred Director RSUs, and Company Options entitled to receive such cash.
SECTION 2.07. Appraisal Rights. In accordance with Section 3-202(c) of the MGCL, no appraisal rights shall be available to holders of Company Common Stock in connection with the Transactions.
Article III
Representations and Warranties of the Company
The Company represents and warrants to Parent, Merger Sub I and Merger Sub II that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent, Merger Sub I and Merger Sub II concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available on or after the Spin-Off Date but prior to the date that is one Business Day prior to the execution of this Agreement (the “Company Filed SEC Documents”), excluding any disclosure in any such Company Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Company Filed SEC Documents (other than any such disclosures to the extent constituting statements of present fact); provided, however, that any such disclosures in such Company Filed SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company Filed SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.02:
SECTION 3.01. Organization; Standing; Subsidiaries.
(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Maryland, is in good standing with the SDAT and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such license or qualification is necessary, except for those jurisdictions where failure to be so licensed or qualified would not have a Company

Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company Charter Documents and any certificate of formation, bylaws or equivalent organizational or governing documents of each Subsidiary of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions thereof in any material respect.
(b) All of the Company’s Subsidiaries and their respective jurisdictions of incorporation, organization or formation are set forth on Section 3.01(b) of the Company Disclosure Letter. Except for the Equity Interests of its Subsidiaries, the Company does not own, directly or indirectly, any Equity Interests in any Person, or any interest convertible into, exercisable or exchangeable for any such Equity Interest. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation (where such concept is recognized under applicable Law) and has all corporate or organizational power and corporate or organizational authority required to carry on its business as now conducted. Each of the Company’s Subsidiaries is duly licensed or qualified and in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where such license or qualification is necessary, except where the failure to be so licensed or qualified or in good standing would not have a Company Material Adverse Effect. Except as set forth in Section 3.01(b) of the Company Disclosure Letter, the Company and its Subsidiaries own, directly or indirectly, beneficially and of record, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company (the “Company Subsidiary Securities”), free and clear of all Liens and transfer restrictions, other than Permitted Liens or restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary. There are no Company Subsidiary Securities other than those owned by the Company or one of its Subsidiaries.
SECTION 3.02. Capitalization.
(a) The authorized capital stock of the Company consists of 350,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Shares”). At the close of business on February 24, 2026 (the “Capitalization Date”), (i) 73,667,615 shares of Company Common Stock were issued and outstanding, (ii) no Company Preferred Shares were issued or outstanding, (iii) 462,861 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options (whether or not presently exercisable), which outstanding Company Options have a weighted average exercise price of $27.95, (iv) 2,043,141 shares of Company Common Stock were issuable upon settlement of outstanding Company RSUs, (v) 79,042 shares of Company Common Stock were issuable upon settlement of outstanding Company Deferred Director RSUs, (vi) 1,714,372 shares of Company Common Stock were issuable upon settlement of outstanding Company PSUs (assuming achievement of the applicable performance goals at maximum performance), and (vii) 4,864,434 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP (and no amounts had been contributed by participants pursuant to the Company ESPP and no participants have any rights outstanding thereunder). As of the Capitalization Date, 44,535 shares of Prior Company Stock were issuable upon the exercise of outstanding Prior Company Options (whether or not presently exercisable), which outstanding Prior Company Options have a weighted average exercise price of $22.00. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and are not subject to or issued in violation of any purchase option, call option, right of first refusal, subscription right or any similar right under applicable Laws, any provision of the Company Charter Documents or any Contract to which the Company or its Subsidiaries is a party or otherwise bound. Since the Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of capital stock of, or other equity or voting interest in, the Company.
(b) Except as described in Section 3.02(a), since the Capitalization Date through the date of this Agreement and, except as expressly permitted pursuant to Section 5.01(b)(i), after the date of this Agreement through the Closing, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding subscriptions, options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), obligations, commitments or agreements to acquire from the Company any capital stock of, other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of or other equity or voting interests in the Company, (iv) no obligations, commitments or agreements of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, the Company, (v) no obligations, commitments or agreements of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”) and (vi) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Other than the Company Equity Plans with respect to the Company Equity Awards set forth on Section 3.02(d) of the Company Disclosure Letter, there are no outstanding obligations, commitments or agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company or any of its Subsidiaries to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.
(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company or any of its Subsidiaries may vote (“Company Voting Debt”).
(d) Section 3.02(d) of the Company Disclosure Letter sets forth, with respect to each Company Equity Award and Prior Company Option which is outstanding as of the date of this Agreement, the following information: (i) the type of such award, (ii) with respect to any Company Option or Prior Company Option, whether such option is intended to qualify as an “incentive stock option” under Section 422 of the Code, (iii) the name of the Company Equity Plan or Prior Company Equity Plan under which such award was issued, (iv) the number of shares of Company Common Stock or, with respect to a Prior Company Option, shares of Parent Common Stock, subject to such award, (v) the per share exercise price (if any) of such award, (vi) the applicable vesting schedule in respect of such Company Equity Award, (vii) the number of shares of Company Common Stock which are vested and unvested with respect to the Company Equity Award, (viii) the grant date of such award, and (ix) the expiration date of the term of such award (if applicable). Each Prior Company Option is fully vested. Each Company Equity Award has been granted in compliance in all material respects with all applicable securities laws or exemptions therefrom and all requirements set forth in the applicable Company Equity Plan and applicable award agreements. The exercise price of each Company Option was no less than the fair market value (within the meaning of Section 409A of the Code) of a share of Company Common Stock on the date of grant of such Company Option and all Company Options and Prior Company Options are exempt from Section 409A of the Code. The Company ESPP qualifies as an “employee stock purchase plan” under Section 423 of the Code, and all options to purchase shares under the Company ESPP (now outstanding or previously exercised or forfeited) have satisfied applicable Law, including the requirements of Section 423 of the Code.
(e) Each Company Subsidiary Security, which is held, directly or indirectly, by the Company or a Subsidiary of the Company, is duly authorized, validly issued, and, to the extent applicable, fully paid and nonassessable. There are (i) no outstanding securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, such Subsidiary, (ii) no outstanding subscriptions, options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), obligations, commitments or agreements to acquire from any Subsidiary of the Company any capital stock of, other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of or other equity or voting interests in such Subsidiary, (iii) no obligations, commitments or agreements of any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, such Subsidiary, and (iv) no obligations, commitments or agreements of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any Company Subsidiary Security. There are no outstanding obligations, commitments or agreements of any kind that obligate any Subsidiary to repurchase, redeem or otherwise acquire any Company Subsidiary Security, or obligate any of Subsidiary of the Company to grant, extend or enter into any such agreements relating to any Company Subsidiary Security, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any capital stock of, or other equity or voting interest in, such Subsidiary.
SECTION 3.03. Authority; Noncontravention.
(a) The Company has all requisite corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.12 are true and correct and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.12 are true and correct, the consummation by it of the Transactions have been duly authorized by the Board of Directors of the Company and, except for obtaining the Company Stockholder Approval and filing the Articles of Merger with the SDAT pursuant to the MGCL, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).
(b) The Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, including the Mergers, (ii) adopted a resolution which declares that the Transactions, including the Mergers, are advisable on substantially the terms and conditions set forth or referred to in this Agreement and such resolution, (iii) adopted a resolution making the Company Board Recommendation and (iv) directed that the Transactions, including the Mergers, be submitted for consideration at a special meeting of the stockholders.

(c) Assuming the representations and warranties set forth in Section 4.12 are true and correct, the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on Merger I (such approval, the “Company Stockholder Approval”) at the Company Stockholders’ Meeting or any postponement or adjournment thereof is the only vote of the holders of any class or series of stock of the Company necessary to approve the Transactions, including the Mergers.
(d) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter Documents or (B) the similar organizational documents of any of the Company’s Subsidiaries or(ii) assuming that the consents, approvals, orders, licenses, permits and authorizations referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the First Effective Time and the filings, declarations, notifications and registrations referred to in Section 3.04 are made and, as applicable, obtained, and any waiting periods thereunder have terminated or expired prior to the First Effective Time, (x) violate any Law or Judgment applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (y) violate, conflict with, breach, constitute a default (with or without notice or lapse of time, or both) under, or give rise to or result in any right of termination, acceleration, payment, modification or cancellation of, or approval, consent or notice under, any Contract or Permit to which the Company or any of its Subsidiaries is a party or (z) result in the creation or imposition of any Lien (other than a Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not (x) have a Company Material Adverse Effect or (y) reasonably be expected to prevent, materially delay or materially impair the timely consummation by the Company of the Transactions in accordance with the terms hereof.
SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act of 1933 and the rules and regulations promulgated thereunder (the “Securities Act”), and the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of the Transaction SEC Filings, (b) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (c) the filing of the Articles of Merger with the SDAT pursuant to the MGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws or Investment Screening Laws set forth in Section 3.04(d) of the Company Disclosure Letter, (e) the Money Transmitter Requirement Approvals with respect to the Company Money Transmitter Licenses set forth on Section 3.04(e) of the Company Disclosure Letter and (f) compliance with any applicable state securities or blue sky laws, no consent, approval, order, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, orders, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not have a Company Material Adverse Effect.
SECTION 3.05. Company SEC Documents; Financial Statements; Undisclosed Liabilities; Information Supplied.
(a) The Company has timely filed with, or furnished to, as applicable, the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with, or furnished to, the SEC by the Company pursuant to the Securities Act or the Exchange Act, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), in each case, since the Spin-Off Date (collectively, such documents and any other documents filed or furnished by the Company with the SEC, as they have been supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective effective dates, or if amended or supplemented, as of the date of the last such amendment or supplement, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of the last amendment or supplement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent true, correct and complete copies of all comment letters and any other material written correspondence between the SEC, on the one hand, and the Company or any of the Company’s Subsidiaries, on the other hand, since the Spin-Off Date and prior to the date of this Agreement other than those available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Company SEC Document and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended or supplemented prior to the date of this Agreement, the date of the filing of such amendment or supplement), complied as to form in all material respects with the rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end adjustments and the absence of complete footnotes) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments in accordance with GAAP, none of which, if presented, would be material to the Company and its consolidated Subsidiaries).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature, whether or not accrued, contingent or otherwise, except liabilities (i) disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of September 30, 2025 (the “Company Balance Sheet Date”) included in the Company Filed SEC Documents, (ii) incurred after the Company Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, or relates to any material breach or violation of, or default under, any Contract or applicable Law), (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not have a Company Material Adverse Effect. There are no material off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K (or similar Contracts where the purpose is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries) that have not been so described in the Company SEC Documents.
(d) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such controls, procedures and systems are designed to provide reasonable assurances (i) that all material information required to be disclosed by the Company in the Company SEC Documents is recorded and made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that transactions are executed only in accordance with the authorization of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective.
(e) Since the Spin-Off Date to the date of this Agreement, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has (i) identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Spin-Off Date, there have not been any material investigations of any current or former officers of the Company or any of its Subsidiaries relating to any alleged, potential or actual wrongdoing or misconduct by such current or former officer.
(f) The information supplied by or on behalf of the Company or its Subsidiaries or any Representative of the Company or its Subsidiaries to be contained in, included in or incorporated by reference in the Transaction SEC Filings, including any amendment or supplement thereto and any other document incorporated or referenced therein, will not, (i) in the case of the Registration Statement, at the SEC Clearance Date, (ii) in the case of the Proxy Statement/Prospectus, at the time first sent or given to the stockholders of the Company or Parent, as applicable, and (iii) in the case of the Transaction SEC Filings, at the time of the Company Stockholders’ Meeting, the Parent Shareholders’ Meeting and at the time of any amendment or supplement thereof, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub I, Merger Sub II or any of their respective Representatives for inclusion or incorporation by reference in the Transaction SEC Filings.
(g) Since the Spin-Off Date to the date of this Agreement, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Spin-Off Date, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws or breach of fiduciary duty by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or the Board of Directors or similar governing body of any Subsidiary of the Company or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company or any of its Subsidiaries, except, in each case, as has not been, and would not be materially adverse to the Company and its Subsidiaries, taken as a whole.
(h) The Company is and since the Spin-Off Date has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.
SECTION 3.06. Absence of Certain Changes.
(a) From the Company Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and any transaction of the type or as otherwise required or contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in the ordinary course of business in all material respects.

(b) Since the Company Balance Sheet Date through the date of this Agreement, there has not been any Company Material Adverse Effect or any effect, change, event, condition, development, occurrence or state of circumstances or facts that would reasonably be expected to have a Company Material Adverse Effect.
(c) From the Company Balance Sheet Date through the date of this Agreement, the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of, or otherwise require the consent of Parent under, any of the covenants set forth in Section 5.01(b)(iii), 5.01(b)(v), 5.01(b)(viii), 5.01(b)(ix), 5.01(b)(xi), 5.01(b)(xv), 5.01(b)(xvi) or 5.01(b)(xviii).
SECTION 3.07. Legal Proceedings. Except as would not have a Company Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Company, threatened claim, complaint (including a qui tam complaint), audit, civil investigative demand, subpoena, legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, or (b) outstanding order, judgment, injunction, ruling, arbitration award, settlement, grant, consent, decision, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority. As of the date of this Agreement, there is no Action or Judgment pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions. As of the date of this Agreement, since the Spin-Off Date, to the Knowledge of the Company, there are no material investigations or whistleblower complaints, whether formal or informal, with respect to the Company or any of its Subsidiaries. As of the date of this Agreement, there are no material written complaints, pending allegations, or Actions, or, to the Knowledge of the Company, verbal material allegations or complaints, relating to alleged or actual discrimination or harassment (including sexual harassment) or sexual misconduct by any employee of the Company or its Subsidiaries at or above the level of senior vice president, and none of the Company or its Subsidiaries are currently negotiating a material settlement Contract with any employee of the Company or any other Person that involves allegations of discrimination or harassment (including sexual harassment) or sexual misconduct by any employee of the Company or its Subsidiaries at or above the level of senior vice president.
SECTION 3.08. Compliance with Laws; Permits.
(a) The Company and each of its Subsidiaries are, and have been since the Spin-Off Date, in compliance with and not in default under or violation of all Laws or Judgments applicable to the Company or any of its Subsidiaries, except where such failure to be in compliance or default or violation would not have a Company Material Adverse Effect.
(b) The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses and to own, lease and operate their respective properties and assets, except where the failure to hold such Permits would not have a Company Material Adverse Effect. All such Permits are in full force and effect and no suspension or cancellation of any of such Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of such Permits would not have a Company Material Adverse Effect.
(c) The Company and each of its Subsidiaries hold all Money Transmitter Licenses necessary to conduct their respective businesses as currently conducted, except where the failure to be in possession of such Money Transmitter Licenses would not be material and adverse to the Company and its consolidated Subsidiaries, taken as a whole. Section 3.08(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of (A)(1) each jurisdiction in which the Company or any of its Subsidiaries holds any Money Transmitter License (the “Money Transmitter License Jurisdictions”; provided that if the Company or one of its Subsidiaries receives a Money Transmitter License in a Money Transmitter Application Jurisdiction prior to the First Effective Time, then such jurisdiction shall cease to be a Money Transmitter Application Jurisdiction and shall be deemed to be a Money Transmitter License Jurisdiction) and (2) each Money Transmitter License held by the Company or any of its Subsidiaries in each Money Transmitter License Jurisdiction (the “Company Money Transmitter Licenses”; provided that if the Company or one of its Subsidiaries receives a Money Transmitter License prior to the First Effective Time, including in connection with a Company Money Transmitter Application, then such Money Transmitter License shall be deemed to be a Company Money Transmitter License), and (B)(1) each jurisdiction in which the Company or any of its Subsidiaries has an application pending for any Money Transmitter License (the “Money Transmitter Application Jurisdictions”; provided that, subject to and in accordance with Section 5.04(g), if the Company or one of its Subsidiaries makes an application for any Money Transmitter License prior to the First Effective Time, then such jurisdiction shall be deemed to be a Money Transmitter Application Jurisdiction) and (2) each pending application for a Money Transmitter License applied for by the Company or any of its Subsidiaries in each Money Transmitter Application Jurisdiction (the “Company Money Transmitter Applications” and together with the Company Money Transmitter Licenses, collectively, the “Company Money Transmitter Authorizations”; provided that, subject to and in accordance with Section 5.04(g), if the Company or one of its Subsidiaries makes an application for any Money Transmitter License prior to the First Effective Time, then such application shall be deemed to be a Company Money Transmitter Authorization). As of the date of this Agreement, the Company and its Subsidiaries are not conducting any regulated money transmission activity in any jurisdiction in which it does not have a Money Transmitter License, except where the failure to be in possession of such Money Transmitter Licenses would not be material and adverse to the Company and its Subsidiaries, taken as a whole. All Company Money Transmitter Licenses are in full force and effect and no suspension or cancellation of any of such Company Money Transmitter License is pending or, to the Knowledge of the Company, threatened, except where the failure to be in full force and effect, or the suspension or cancellation of, any Company Money Transmitter License would not be material and adverse to the Company and its Subsidiaries, taken as a whole.
(d) Neither the Company nor any of its Subsidiaries has received any written notice that the Company or any of its Subsidiaries is not in compliance with, in default under or in violation of any Law applicable to the Company or any of its Subsidiaries or any Permit, except for such failure to be in compliance or default or violation as would not have a Company Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Company, threatened, that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, or adverse modification or limitation of any Permit, except as would not have a Company Material Adverse Effect.
(e) Except as would not be material and adverse to the Company and its consolidated Subsidiaries, taken as a whole, each of the Company, its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their Representatives and agents acting on its or their behalf, are, and have been since the Spin-Off Date, in compliance with the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and all other rules and regulations promulgated thereunder or any other applicable Laws concerning or relating to bribery and corruption (“Anti-Corruption Laws”).
(f) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company, and each of its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its and their Representatives and agents acting on its or their behalf, is and have been since the Spin-Off Date in compliance with all applicable Laws concerning or relating to the prevention of money laundering, use of proceeds of crime, combatting of terrorism financing, and related financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970 and any implementing regulations or rules promulgated under any such Laws, including those issued by the U.S. Department of the Treasury’s Financial Crimes Enforcement Network or any other financial services regulatory authority with jurisdiction over the Company or any of its Subsidiaries (“AML Laws”).
(g) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company, and each of its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its and their Representatives and agents acting on its or their behalf, is and have been since the Spin-Off Date in compliance with all applicable Laws concerning consumer protection (“Consumer Protection Laws”).
(h) Except as would not be material and adverse to the Company and its consolidated Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is and has been since the Spin-Off Date in compliance with all applicable Laws concerning or relating to (i) the business of transmitting or remitting money or items of monetary value, (ii) issuing or selling payment instruments, (iii) issuing or selling stored value, (iv) the custody, transfer, or exchange of money or monetary value, or (v) any similar payment or money services, including those under money transmitter and money services Laws or virtual currency business activity licensing Laws (“Money Transmitter Requirements”).
(i) None of the Company, nor any of its Subsidiaries, nor any of its and their respective directors, officers, and employees, or acting in such capacity nor, to the Knowledge of the Company, any of its and their Representatives or agents acting on its or their behalf, is a Person that is, or is owned or controlled by a Person that is or, since the Spin-Off Date, has been, a Restricted Party.
(j) Except as would not be material and adverse to the Company and its consolidated Subsidiaries, taken as a whole, the Company, its Subsidiaries and, acting in such capacity, their respective directors, officers, employees, Representatives, and agents are and have been since the Spin-Off Date, in compliance with any applicable Sanctions and Export-Import Laws.
(k) Except as would not be material and adverse to the Company and its consolidated Subsidiaries, taken as a whole, none of the Company, its Subsidiaries nor, acting in such capacity, their respective directors, officers, employees, Representatives, or agents is engaged or has since the Spin-Off Date been engaged in any dealings directly or indirectly, with any Restricted Party.
(l) Since the Spin-Off Date, neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, AML Law, Money Transmitter Requirement, Consumer Protection Law, Sanctions or Export-Import Laws.
(m) Since the Spin-Off Date, none of the Company, its Subsidiaries, to the Knowledge of the Company, any of their respective directors, officers, employees, Representatives, or agents acting in such capacity has (A) received any written notice, request or citation relating to any actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law, Money Transmitter Requirement, Consumer Protection Law, Sanctions, or Export-Import Laws or (B) has Knowledge of any claim, action, suit, proceeding, or investigation relating to actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law, Money Transmitter Requirement, Consumer Protection Law, Sanctions, or Export-Import Laws.
(n) Except as would not be material and adverse to the Company and its consolidated Subsidiaries, taken as a whole, the Company and its Subsidiaries (A) maintain an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws, Sanctions and Export-Import Laws and prevent and detect violations of the Anti-Corruption Laws, AML Laws, Money Transmitter Requirements, Consumer Protection Laws, Sanctions and Export-Import Laws, (B) since the Spin-Off Date, have implemented and have at all times maintained an operational and effective anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Corruption Laws, AML Laws, Money Transmitter Requirements, Consumer Protection Laws and Sanctions and (C) since the Spin-Off Date, have at all times made and maintained accurate books and records in compliance with all applicable Anti-Corruption Laws and AML Laws.

SECTION 3.09. Tax Matters.
(a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.
(b) All material amounts of Taxes owed by the Company or any of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.
(c) All material amounts of Taxes that the Company and each of its Subsidiaries is or was obligated by applicable Law to withhold or collect in connection with amounts owing to an employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected and fully and timely paid over to the proper Governmental Authority.
(d) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any material audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes, in each case that has been asserted in writing. To the Knowledge of the Company, no such material audits, examinations, investigations, proposed adjustments, claims or other proceedings are threatened. Any and all material Tax deficiencies assessed as a result of any audit, examination, claim or other proceeding in connection with a Tax Return of the Company or any of its Subsidiaries have been timely paid in full. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority any (i) notice indicating an intent to open a material audit, examination, or other Tax proceeding, (ii) request for additional information related to material Tax matters, or (iii) notice of deficiency or proposed adjustment for any material amount of Tax.
(e) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).
(f) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law) or as a transferee or successor.
(g) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in any Contract entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.
(h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).
(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) and, with respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law.
(j) Neither the Company nor any of its Subsidiaries is pursuing a voluntary disclosure agreement or letter ruling from the IRS (or any comparable ruling from any other Governmental Authority).
(k) There are no material Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.
(l) Neither the Company nor any of its Subsidiaries has been since the Spin-Off Date a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.
(m) Neither the Company nor any of its Subsidiaries is a party to any gain recognition agreement under Section 367 of the Code and the Treasury Regulations thereunder (or any analogous or similar provision of state, local or non-U.S. Tax Law).
(n) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction outside the United States by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.
(o) The Company and its Subsidiaries have complied in all material respects with Section 4501 of the Code and any rules, regulations or guidance issued thereunder.
(p) Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, the receipt of any prepaid amount, in each case prior to Closing, or as a result of any election under Section 965(h) of the Code.

(q) The Company and its Subsidiaries have conducted all intercompany transactions in material compliance with applicable Law relating to transfer pricing. Any transaction between the Company and its Subsidiaries and any Person that is related to or under common control with the Company and any applicable Subsidiary, or any transaction between such related or commonly controlled Persons, have at all times been at arm’s length or otherwise satisfy the requirements of any U.S. federal, state, local or non-U.S. Tax law relating to transfer pricing, as the case may be, and the Company and each of its Subsidiaries has complied in all material respects with any record keeping or documentation requirements in connection with the foregoing.
SECTION 3.10. Employee Benefits.
(a) Section 3.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true, correct and complete copies (to the extent applicable) of (i) the plan document or, with respect to any unwritten Company Plan, a written description of the terms thereof (or, if appropriate, a form thereof), including any amendments thereto, (ii) the current summary plan descriptions and any summaries of material modifications thereto, (iii) the most recent annual report on Form 5500 filed with the Department of Labor or Form 5500-EZ filed with the IRS and the most recent actuarial valuation or similar report; (iv) each insurance or group annuity contract or policy and certificate of coverage, or other funding vehicle; (v) copies of the most recent annual testing (including non-discrimination and coverage) results; (vi) the most recent determination letter, advisory letter, or opinion letter issued by the Internal Revenue Service; actuarial reports for the most recently completed three plan years and (vii) all material correspondence received from or provided to any Governmental Authority (other than in the ordinary course of business) since the Spin-Off Date. Except as would not have a Company Material Adverse Effect, there are no material unwritten employee benefit plans (as defined in Section 3(3) of ERISA) or bonus, unit option, unit purchase, other equity-based profit sharing, savings, disability, incentive, deferred compensation, retirement, vacation, paid time off, holiday, severance, retention, change of control or other employee benefit plans or programs, or compensation agreements, for the benefit of, or relating to, current employees and former employees of the Company, any of its Subsidiaries or any Commonly Controlled Entity, or with respect to which the Company, any of its Subsidiaries or any Commonly Controlled Entity has or could reasonably be expected to have any material liability.
(b) Each Company Plan has been since the Spin-Off Date administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status. There are no pending, or to the Knowledge of the Company, threatened Actions or claims (other than routine claims for benefits) by, on behalf of, relating to, or against any Company Plan or any trust related thereto and no audit, investigation or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan, in each case, except as would not have a Company Material Adverse Effect.
(c) All contributions required to be made with respect to any Company Plan by applicable Law, or any Company Plan document or other contractual undertaking, have been materially paid or, to the extent not required to be made or paid on or before the Closing Date, have been accrued to the extent required by GAAP and consistent with the Company’s normal accounting practices and, as of the Company Balance Sheet Date, are reflected on the Company’s financial statements as at the Company Balance Sheet Date.
(d) None of the Company, any of its Subsidiaries nor any Commonly Controlled Entity maintains, sponsors or contributes to, or has in the past six years maintained, sponsored or contributed to, or had any liability (including contingent liability) with respect to, any (i) “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (ii) any “multiple employer welfare arrangements” (as defined in Section 3(40) of ERISA), or (iii) a “voluntary employees beneficiary association” (as defined in Section 501(c)(9) of the Code).
(e) Section 3.10(e) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Plan subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries or any Commonly Controlled Entity currently or at any time prior to the date of this Agreement (each, a “Pension Plan”). With respect to each Pension Plan, (i) no proceeding has been initiated to terminate such plan; (ii) there has been no “reportable event” (as such term is defined in Section 4043(c) of ERISA); (iii) no liability under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any Commonly Controlled Entity that has not been satisfied in full, no condition exists that presents a material risk to the Company, any of its Subsidiaries or any Commonly Controlled Entity of incurring any such liability and no such liability will become a liability of the Company, any of its Subsidiaries or any Commonly Controlled Entity; (iv) such plan’s benefit liabilities under Section 4001(a)(16) of ERISA do not exceed the current value of such plan’s assets, determined in accordance with the assumptions used for funding the plan pursuant to Section 412 and Section 430 of the Code for the applicable plan year; (v) no plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year; (vi) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made before the applicable due date; (vii) no plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA; (viii) there are no funding-based limitations (within the meaning of Section 436 of the Code) currently in effect; and (ix) the assets of each such plan are sufficient to satisfy all obligations of the plan if the plan were to terminate as of the date of this Agreement.

(f) None of the Company, any of its Subsidiaries nor any Commonly Controlled Entity has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA since the Spin-Off Date. Except as set forth on Section 3.10(f) of the Company Disclosure Letter, no Company Plan and none of the Company, any of its Subsidiaries nor any of its Subsidiaries, or has any obligation to provide, benefits or coverage in the nature of health, life, disability or other welfare benefits to current or former employees of the Company and its Subsidiaries (or any beneficiaries thereof) after a termination of employment (and such arrangement, a “Retiree Welfare Arrangement”), other than benefits or coverage required to be provided (i) through the end of the month in which termination of employment occurs pursuant to the terms of the Company Plan or (ii) under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law. No Retiree Welfare Arrangement includes any term or otherwise provides for any promise, commitment or obligation limiting or restricting the right of the Company, any of its Subsidiaries or, following the Closing, Parent or any of its Affiliates, to amend or terminate any such Retiree Welfare Arrangement. The Company and its Subsidiaries (i) have complied with the requirements of Section 4980B of the Code or Sections 601-609 of ERISA and other applicable state continuation coverage laws, in all material respects and (ii) have not incurred, and are not reasonably expected to incur, any material excise Taxes under Chapter 43 of the Code.
(g) Except as set forth in Section 2.03(a) of this Agreement, neither the consummation of the Mergers nor the execution of this Agreement will, either alone or in combination with another event, directly or indirectly (i) result in or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any current or former director, officer or employee of the Company or any of its Subsidiaries under any Company Plan or entitle any such individual to any payment or cancellation of indebtedness, (ii) require or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Plan; (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the First Effective Time; (iv) result in any breach or violation of, or default under any Company Plan; or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(h) Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code.
(i) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with and has been since the Spin-Off Date operated and administered in all material respects in compliance with, Section 409A of the Code.
(j) With respect to each Company Plan maintained primarily for employees and former employees located outside the United States (each, an “International Plan”): (i) if intended to qualify for special Tax treatment, each International Plan is so qualified, (ii) if required to be registered with a Governmental Authority, is so registered, and (iii) the fair market value of the assets of each International Plan, the liability of each insurer for any International Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. Neither the Company nor any Subsidiary thereof has been a party to, a sponsoring employer of, or otherwise is under any material liability with respect to any defined benefit pension scheme, any final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any other item.
SECTION 3.11. Labor Matters.
(a) Section 3.11(a) of the Company Disclosure Letter sets forth each collective bargaining agreement or similar labor agreement with any labor union, trade union, works council or other labor association to which the Company or any of its Subsidiaries is a party or is bound (each a “Labor Agreement”). The Company is not currently negotiating any such Labor Agreement. Except as would not have a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened labor strike, concerted lockout, slowdown or work stoppage, picketing or other similar labor activity or dispute by the employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, (i) no employees of the Company or any of its Subsidiaries have submitted union authorization cards seeking to form or join a union with respect to their employment with the Company or its Subsidiaries, and (ii) there is no organizational effort currently pending or threatened by, or on behalf of, any labor union to organize any employees of the Company or any of its Subsidiaries.
(b) The Company and each of its Subsidiaries are, and have been since the Spin-Off Date, in compliance with all applicable Laws relating to labor and employment matters, including occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, equal employment opportunity, immigration, human rights, non-discrimination, job protected and paid leaves, disability accommodation, pay equity and workers’ compensation, except as would not have a Company Material Adverse Effect.
(c) Except as would not have a Company Material Adverse Effect, there are no Actions against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought or filed with any Governmental Authority, any state or local agency responsible for the prevention of unlawful employment practices, or any arbitral or other forum in connection with any current or former employee, consultant, individual independent contractor, volunteer intern, or applicant of the Company or any of its Subsidiaries.

(d) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no employee with the title of senior vice president or above of the Company or any of its Subsidiaries is in violation of any term of any employment contract, confidentiality, noncompetition or other proprietary rights agreement directly implicating the right of such Person to be employed by the Company or any of its Subsidiaries.
(e) Except as would not have a Company Material Adverse Effect, since the Spin-Off Date, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any similar applicable Law (“WARN”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries.
(f) Except as would not have a Company Material Adverse Effect, all employees of the Company and any of its Subsidiaries have the legal right to work in the country in which they are employed.
(g) As of the date of this Agreement, no executive or employee of the Company or any of its Subsidiaries with a title at or above senior vice president has provided written notice or, to the Knowledge of the Company, oral notice to any executive of the Company or its Subsidiaries of the voluntary termination of his or her employment with the Company or such Subsidiary within the next six months.
SECTION 3.12. Environmental Matters. Except as would not have a Company Material Adverse Effect:
(a) The Company and each of its Subsidiaries are, and have been since the Spin-Off Date, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice since the Spin-Off Date, or earlier if unresolved, alleging that the Company or any of its Subsidiaries is in violation of or has liability under any Environmental Law.
(b) The Company and each of its Subsidiaries possess and are, and have been since the Spin-Off Date in compliance with all Permits required under Environmental Laws for the operation of their respective businesses, all such Permits are valid and in full force and effect, and there is no Action pending or, to the Knowledge of the Company, threatened that seeks the revocation, cancellation, suspension or adverse modification of any such Permit,
(c) There is no Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.
(d) Neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.
(e) Neither the Company nor any of its Subsidiaries is conducting or funding or, since the Spin-Off Date, has been identified as responsible for any cleanup or other remedial activities pursuant to Environmental Laws as a result of any release, spill or disposal of any Hazardous Materials.
(f) Since the Spin-Off Date, there has been no Release of, or exposure to, any Hazardous Materials on, at, under or from any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or any predecessors or, to the Knowledge of the Company, at any other location, and no environmental conditions exist or have occurred related to any real property currently or formerly owned or leased by the Company or any of its Subsidiaries or any predecessors or, to the Knowledge of the Company, at any other location, which with the passing of time or the giving of notice or both would constitute a violation of any Environmental Law or otherwise has given rise to or could reasonably be expected to give rise to costs, liabilities, or obligations of the Company or any of its Subsidiaries under any Environmental Law.
(g) Neither the Company nor any of its Subsidiaries has assumed or provided indemnity against any liability of any other Person under any Environmental Laws, including any obligation for corrective or remedial action.
SECTION 3.13. Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all Owned Company Intellectual Property that is Registered Intellectual Property. The Company and its Subsidiaries own all of the Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens). All of the Registered Intellectual Property is subsisting and the patent and registrations of the material Registered Intellectual Property are valid and enforceable. All necessary registration, maintenance, and renewal fees currently due in connection with the material Registered Intellectual Property have been paid for the purposes of maintaining such Registered Intellectual Property. There are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending or, to the Knowledge of the Company, threatened with respect to material Registered Intellectual Property.
(b) Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries owns or is licensed, pursuant to a valid, written license agreement, to use all Intellectual Property reasonably necessary to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement, provided, however, that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property which is the subject of Section 3.13(g). The Company and each of its Subsidiaries have complied in all material respects with the applicable license terms for all Intellectual Property that is licensed from a third-party, including licensing a sufficient number of “seats,” “users” or other usage metrics to account for the use of any licensed Intellectual Property. The Company and its Subsidiaries are the exclusive owners of all material Owned Company Intellectual Property, free and clear of all Liens other than Permitted Liens.
(c) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, the source code for any material Proprietary Software has not been delivered, licensed or made available to any Person other than employees or contractors of the Company or one of its Subsidiaries who (i) only used such source code in connection with the Company’s or its Subsidiaries’ operations and (ii) executed written agreements containing confidentiality provisions protecting such source code or otherwise have an obligation of confidentiality.
(d) Except as would not have a Company Material Adverse Effect, all Business Intellectual Property will be owned by or licensed for use by the Company or its Subsidiaries immediately after the Closing on substantially the same terms and conditions as immediately prior to the Closing.
(e) Section 3.13(e) of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract: (i) pursuant to which any material Intellectual Property is licensed to the Company or any of its Subsidiaries, and (ii) pursuant to which the Company or any of its Subsidiaries has granted to any Person any right or interest in any material Owned Company Intellectual Property, in each case, excluding (A) licenses to Off-the-Shelf Software; (B) non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business; (C) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; and (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business (the “Material Intellectual Property Agreements”).
(f) The Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, to protect, preserve and maintain the secrecy and confidentiality of material Trade Secrets included in the Owned Company Intellectual Property. Except as would not have a Company Material Adverse Effect, without limiting the generality of the foregoing, since the Spin-Off Date, each employee and contractor of the Company or any of its Subsidiaries who has created or contributed to any material Owned Company Intellectual Property has executed a written Contract (i) assigning to the Company or one of its Subsidiaries all right, title and interest (including in all Intellectual Property) that the employee or contractor has therein and (ii) requiring the employee or contractor to maintain the confidentiality of all confidential information and Trade Secrets that are material Owned Company Intellectual Property.
(g) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries and the operation of their businesses have not since the Spin-Off Date infringed, misappropriated, diluted or otherwise violated, and do not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any other Person. Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, no adverse third-party Actions are pending or threatened in writing against the Company or any of its Subsidiaries (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries of any Owned Company Intellectual Property or (ii) alleging that the operation of the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement are infringing, misappropriating or otherwise violating the Intellectual Property of any Person or challenging the right of the Company or its Subsidiaries to own, use or enforce any of the Business Intellectual Property.
(h) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, since the Spin-Off Date, no Person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Owned Company Intellectual Property. None of the Owned Company Intellectual Property is (i) subject to any order that restricts or otherwise prevents the use thereof by the Company or any of its Subsidiaries, and (ii) subject to any challenge as to its use, ownership, validity, registrability, or enforceability by the Company or any of its Subsidiaries, in each case, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.
(i) Except as would not be material to the Company or any of its Subsidiaries, taken as a whole, the manner in which any Open Source Software is incorporated into, linked to or called by, or otherwise combined or distributed with any Owned Company Intellectual Property does not, according to the terms of the license applicable to such Open Source Software, obligate the Company or any of its Subsidiaries to: (i) disclose, make available, offer or deliver all or any portion of any source code of any such software product or service or any component thereof to any third party, other than the applicable Open Source Software, or (ii) create obligations for the Company or any of its Subsidiaries to grant, or purport to grant, to any third party any rights or immunities under any Owned Company Intellectual Property (including any agreement not to assert patents), or (iii) impose any present economic limitations on the Company’s or any of its Subsidiaries’ commercial exploitation thereof.
SECTION 3.14. Data Privacy and Technology; Information Security.
(a) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, since the Spin-Off Date, the Company and its Subsidiaries have been and remain in material compliance with (i) all applicable Privacy, Data Security and AI Requirements, (ii) all Marketing Laws, with respect to any communications with other Persons, and (iii) the PCI-DSS, with respect to any cardholder data subject to such standard that the Company has Processed or was Processed, or, to the Knowledge of the Company, by third parties on behalf of the Company or any of its Subsidiaries or having authorized access to the records of the Company or any of its Subsidiaries. Since the Spin-Off Date, the Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices in light of the scope and type of the Company’s operations, designed to ensure the confidentiality, privacy and security of all information and data within the possession or control of the Company or any of its Subsidiaries.

(b) Since the Spin-Off Date, the Company and its Subsidiaries have maintained written privacy policies concerning the Processing of Personal Information by the Company and its Subsidiaries that comply with applicable Privacy, Data Security and AI Requirements. The Company and its Subsidiaries have provided materially accurate notice of such privacy policies, and such notices, together with all other privacy-related communications from the Company and its Subsidiaries to actual or prospective clients, users or customers (whether sent by the Company directly or through a third party mechanism) and other privacy-related materials distributed or marketed by the Company or any of its Subsidiaries (collectively, the “Privacy Policies”), have not contained and do not contain any material omissions of the privacy practices of the Company or its Subsidiaries, or practices concerning the Processing of Personal Information.
(c) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries have received any claim (whether written or unwritten), written complaint, inquiry or request for information or documents, and no proceeding is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, in each case, (i) alleging that the Processing of Personal Information by the Company or any of its Subsidiaries violates any Privacy, Data Security and AI Requirements, (ii) alleging that the Company or any of its Subsidiaries has breached any Marketing Laws, or (iii) otherwise relating to the security or Processing of Personal Information.
(d) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, to the extent that the Company or any of its Subsidiaries use any third party to Process Personal Information on its behalf, each such third party is subject to a binding written contract with the Company or a Subsidiary that requires such third party to maintain the confidentiality of, and ensure the security and integrity of, such Personal Information in accordance with applicable Law. To the Knowledge of the Company, no such third party has violated or is in violation of any applicable Laws with respect to the Processing and protection of any Personal Information. The Company and its Subsidiaries have taken commercially reasonable steps to limit access to Personal Information to: (i) the Company or Subsidiary’s personnel and to subcontractors and third-party vendors providing services to or on behalf of the Company or any of its Subsidiaries, in each case to those who have a need to know such Personal Information in the execution of their duties to the Company or any of its Subsidiaries; and (ii) such other Persons permitted to access such Personal Information in accordance with the Company’s Information Security Program and the Privacy, Data Security and AI Requirements.
(e) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, since the Spin-Off Date, neither the Company nor any of its Subsidiaries has experienced any breaches, outages or unauthorized use of or access to the Company IT Assets or any breaches or unauthorized use of or access to Personal Information within the possession or control of the Company or any of its Subsidiaries, nor any other Security Incident that would require notice under applicable Privacy, Data Security and AI Requirements.
(f) Except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company IT Assets operate and perform as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement in all material respects. Without limiting the foregoing, the Company IT Assets are in all material respects adequate and sufficient (including with respect to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner) for the conduct and operation of the business of the Company as currently conducted and as will be conducted immediately following the Closing. The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards designed to protect the Company IT Assets from unauthorized access and from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that permit or cause material unauthorized access to, or material unauthorized disruption, impairment, disablement or destruction of, IT Assets. The Company, and as applicable, its Subsidiaries, have maintained and complied with a written information security program (“Information Security Program”) that complies with the Privacy, Data Security and AI Requirements and all other applicable Laws (including with respect to public disclosure requirements regarding its cybersecurity program, which have been true and accurate). The Company, and as applicable, its Subsidiaries have assessed and tested its Information Security Program on no less than annual basis, and remediated all critical and high risks and vulnerabilities identified. The Information Security Program includes administrative, technical, and physical safeguards appropriate to the Company’s size and complexity and the nature and scope of its activities.
SECTION 3.15. Property.
(a) Section 3.15(a) of the Company Disclosure Letter lists, as of the date of this Agreement, the street address of each Owned Real Property. Except as would not have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has good and valid fee simple title in each Owned Real Property, free and clear of all Liens (other than Permitted Liens) and (ii) neither the Company nor any of its Subsidiaries has received written notice of any pending Actions in eminent domain, condemnation, expropriation or that would otherwise result in the taking by any Governmental Authority with or without payment of compensation therefor, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any Owned Real Property. Neither the Company nor any of its Subsidiaries: (i) leases or grants any Person the right to use or occupy all or any part of any material Owned Real Property, (ii) has granted any Person an option, right of first offer, or right of first refusal to purchase any material Owned Real Property or any portion thereof or interest therein or (iii) entered into any Contract to sell or lease any current material Owned Real Property or purchase or lease any other real property, in each case, since the Spin-Off Date (except under the Company Leases).
(b) Section 3.15(b) of the Company Disclosure Letter lists, as of the date of this Agreement, the address of each Leased Real Property. Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold, subleasehold or license interest (as tenant, subtenant or licensee) in each Leased Real Property, free and clear of all Liens (other than Permitted Liens), subject to the terms of the applicable Company Lease. Neither the Company nor any of its Subsidiaries has received written notice of any pending Actions in eminent domain, condemnation, expropriation or that would otherwise result in the taking by any Governmental Authority with or without payment of compensation therefor, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any Leased Real Property. Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all Company Leases. Neither the Company nor any of its Subsidiaries has assigned, transferred or pledged any interest in any of the Company Leases.
(c) To the Company’s Knowledge (i) there are no material contractual or legal restrictions that prevent the Company or any of its Subsidiaries from using any Owned Real Property or Leased Real Property for its current use, (ii) all structures and other buildings on the Owned Real Property and Leased Real Property are in operating condition and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear in all material respects, and (iii) there are no leases, subleases, licenses, or other agreements granting to any Person the right of use or occupancy of any portion of the Owned Real Property or the Leased Real Property (except under the Company Leases).
(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the consolidated balance sheet (or the notes thereto) of the Company as of, or acquired after, the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business, free and clear of all Liens other than Permitted Liens.
SECTION 3.16. Contracts.
(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each Material Contract. For purposes of this Agreement, “Material Contract” means any Contract (but excluding this Agreement and any Company Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:
(i) is filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);
(ii) governs the formation, creation, operation, governance, economics or control of any material joint venture, partnership or other similar arrangement, other than with respect to any joint venture, partnership or other similar arrangement solely between or among any of the Company and its Subsidiaries;
(iii) provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000 individually or $10,000,000 in the aggregate, other than (A) indebtedness solely between or among any of the Company and its Subsidiaries or (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business;
(iv) is a capital lease with a lease liability in excess of $2,500,000;
(v) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $2,500,000 (A) that was entered into after the Spin-Off Date and (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $2,500,000 after the date of this Agreement, excluding, (y) acquisitions or dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries or (z) repurchases by the Company of Company Common Stock;
(vi) is a Company Lease involving base annual rent in excess of $5,000,000;
(vii) includes remaining obligations for the Company to make any capital expenditure in an amount in excess of $5,000,000 in any calendar year;
(viii) is with any Governmental Authority and such Contract imposes material obligations on the Company or any of its Subsidiaries outside of the ordinary course of business;
(ix) (A) contains provisions that prohibit or restrict in a material respect the Company or any of its Subsidiaries (or Parent or its Affiliates after the First Effective Time) from competing in or conducting any line of business, or grants a right of exclusivity or “most favored nation” status to any Person, or prevents or restricts in any material respect the Company or any of its Subsidiaries (or Parent or its Affiliates after the First Effective Time) from entering or operating in any geographic territory, other than license agreements for Intellectual Property limiting the Company’s and its Subsidiaries’ use of such Intellectual Property to specified fields of use or (B) grants to any Person any right of first refusal or right of first offer with respect to any material business, securities or assets of the Company or any of its Subsidiaries;
(x) is with a bank or other provider of transaction processing or settlement services for the funding of transfers initiated through services provided by the Company or its Subsidiaries that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(xi) is with any customer of the Company or any of its Subsidiaries and involving annual payments in excess of $20,000,000;
(xii) is with any supplier of the Company or any of its Subsidiaries and involving annual payments in excess of $20,000,000;
(xiii) is a material sole source supply Contract or material original equipment manufacturer Contract;
(xiv) is a Material Intellectual Property Agreement;
(xv) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or arrangements (other than any such transaction in the ordinary course of business);
(xvi) is a Labor Agreement;
(xvii) relates to the settlement of or resolution of any current or former Action (A) since the Spin-Off Date, with, against or by any Governmental Authority, (B) that materially restricts or imposes obligations upon the Company or its Subsidiaries, taken as a whole, that are continuing as of the date of this Agreement or (C) which would require the Company or any of its Subsidiaries to pay consideration of more than $5,000,000 after the date of this Agreement; and
(xviii) relates to any transactions, agreements, arrangements or understandings with any Affiliate of the Company or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
(b) Except with respect to any Contract that has expired in accordance with its terms, been terminated or replaced prior to the date of this Agreement, (i) subject to the Bankruptcy and Equity Exception, each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not have a Company Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries have received written or, to the Knowledge of the Company, oral notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such breach or default would not have a Company Material Adverse Effect, (iv) to the Knowledge of the Company, no counterparty under any Material Contract is in breach or default thereof, except where such breach would not have a Company Material Adverse Effect, and (v) no counterparty to a Material Contract has provided written or, to the Knowledge of the Company, oral notice to the Company or its Subsidiaries that it intends to terminate or not renew a Material Contract, except where such notice of intention to terminate or not renew would not have a Company Material Adverse Effect.
(c) Section 3.16(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each Contract entered into in connection with the Spin-Off (including any schedules, exhibits or appendices thereto, as well as any amendments thereof) (collectively, the “Spin-Off Agreements”). Except with respect to any Spin-Off Agreement that has expired or been terminated in accordance with its terms, (i) each Spin-Off Agreement is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all material obligations required to be performed by it under each Spin-Off Agreement, (iii) neither the Company nor any of its Subsidiaries have received written or, to the Knowledge of the Company, oral notice of the existence of any material breach or material default on the part of the Company or any of its Subsidiaries under any Spin-Off Agreement, (iv) to the Knowledge of the Company, no counterparty under any Spin-Off Agreement is in material breach or material default thereof, and (v) no counterparty to a Spin-Off Agreement has notified the Company or its Subsidiaries that it intends to terminate or not renew a Spin-Off Agreement. Neither the Company nor any of its Subsidiaries has any material liabilities arising out of or related to any Spin-Off Agreement. There exists no default or event of default or, to the Knowledge of the Company, any event, occurrence, condition or act which (with or without notice or lapse of time or both) would reasonably be expected to (A) violate or conflict in any material respect with or constitute or become a material default or event of default under any Spin-Off Agreement or (B) under or in connection with any Spin-Off Agreement give any third party the right to consent to, approve, or receive notification of the Transactions, including the Mergers.
(d) As of the date of this Agreement, the Company has made available to Parent true, correct and complete copies of the Material Contracts and Spin-Off Agreements.
SECTION 3.17. Insurance. Except as would not have a Company Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof and all premiums and other payments due on such insurance policies have been paid in full, (c) as of the date of this Agreement, no written notice of cancellation or modification has been received other than in connection with renewals in the ordinary course of business, (d) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies, and (e) there are no material claims pending under any of the insurance policies for which coverage has been denied or disputed by the applicable insurance carrier or for which a carrier has provided a notice of reservation of rights. The Company has made available to Parent a list of, and true and correct copies of, all material insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries.

SECTION 3.18. No Rights Agreement; Anti-Takeover Provisions.
(a) The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
(b) Assuming the accuracy of the representations and warranties set forth in Section 4.12, as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law (each, a “Takeover Law”) applies or will apply to the Company pursuant to this Agreement or the Transactions.
SECTION 3.19. Opinion of Financial Advisors. The Board of Directors of the Company has received the written opinion (or an oral opinion to be confirmed in writing) of J.P. Morgan Securities LLC (“J.P. Morgan”) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, and limitations and other matters set forth therein, the Merger Consideration to be paid to the holders of the Company Common Stock (other than Parent, Merger Sub I and Merger Sub II) in the proposed Merger I is fair, from a financial point of view, to such holders. A written copy of such opinion shall be provided to Parent solely for informational purposes, promptly following receipt thereof by the Board of Directors of the Company.
SECTION 3.20. Brokers and Other Advisors. Except for J.P. Morgan, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor, consultant, intermediary, finder or other Person is entitled to any investment banking, brokerage, broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Copies of the engagement letter with J.P. Morgan relating to the Transactions have been made available to Parent, except to the extent that such engagement letters are no longer in effect in any respect.
SECTION 3.21. Reorganization. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
ARTICLE IV
Representations and Warranties of Parent, Merger Sub I and Merger Sub II
Parent, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company that, except as (A) set forth in the confidential disclosure letter delivered by Parent, Merger Sub I and Merger Sub II to the Company concurrently with or prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement, certification or other document (including exhibits) filed with, or furnished to, the SEC by Parent and publicly available prior to the date that is one Business Day prior to the execution of this Agreement (the “Parent Filed SEC Documents”), excluding any disclosure in any such Parent Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Parent Filed SEC Documents (other than any such disclosures to the extent constituting statements of present fact): provided, however, that any such disclosures in such Parent Filed SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty.
SECTION 4.01. Organization; Standing. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Virginia, Merger Sub I is a corporation duly incorporated, validly existing under the Laws of the State of Maryland and is in good standing with the SDAT and Merger Sub II is a limited liability company duly formed, validly existing under the Laws of the State of Maryland and is in good standing with the SDAT. Each of Parent, Merger Sub I and Merger Sub II has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business (where such concept is recognized under applicable Law) and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of the Parent Charter Documents, Merger Sub I’s articles of incorporation and bylaws and Merger Sub II’s articles of organization and limited liability company agreement, and none of Parent, Merger Sub I or Merger Sub II is in violation of any of the provisions thereof in any material respect.
SECTION 4.02. Authority; Noncontravention.
(a) Each of Parent, Merger Sub I and Merger Sub II has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject to the receipt of the affirmative vote (in person or by proxy) of a majority of the votes cast by the holders of outstanding shares of Parent Common Stock entitled to vote thereon (such approval, the “Parent Shareholder Approval”) at the Parent Shareholders’ Meeting or any adjournment or postponement thereof. The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub I has unanimously adopted resolutions (i) approving the execution, delivery and performance by Merger Sub I of this Agreement and the consummation by Merger Sub I of the Transactions, (ii) declaring that this Agreement and the consummation of the Transactions are advisable, (iii) recommending that Parent’s shareholders approve the Parent Share Issuance, (iv) directing that the Parent Share Issuance be submitted to Parent’s shareholders for approval at the Parent Shareholders’ Meeting and (v) directing that this Agreement and the

Transactions be submitted for consideration by written consent of Parent, as the sole stockholder of Merger Sub I, which resolutions have not been subsequently rescinded, modified or withdrawn. Parent, in its capacity as sole member of Merger Sub II, has adopted resolutions approving the Transactions, including Merger II, and the consummation by Merger Sub II of the Transactions in accordance with the limited liability company agreement of Merger Sub II and the MLLCA. The Parent Shareholder Approval is the only vote of the holders of any class or series of shares of Parent necessary to adopt this Agreement and approve the Transactions. Parent, as the sole stockholder of Merger Sub I, will approve this Agreement and the Transactions (which approval shall be provided for by the written consent of Parent) immediately following the execution and delivery of this Agreement. Except for obtaining the Parent Shareholder Approval, filing the Articles of Merger with the SDAT pursuant to the MGCL and as otherwise expressly set forth in this Section 4.02(a), no other corporate action (including any shareholder or stockholder vote or other action) on the part of Parent, Merger Sub I or Merger Sub II is necessary to authorize the execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement and the consummation by Parent, Merger Sub I and Merger Sub II of the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b) Neither the execution and delivery of this Agreement by Parent, Merger Sub I and Merger Sub II, nor the consummation by Parent, Merger Sub I or Merger Sub II of the Transactions, nor performance or compliance by Parent, Merger Sub I or Merger Sub II with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the articles of incorporation, bylaws or other comparable articles of incorporation or organizational documents of Parent, Merger Sub I or Merger Sub II or (ii) assuming that the consents, approvals, orders, licenses, permits and authorizations referred to in Section 4.07 are obtained prior to the First Effective Time and the filings, declarations, notifications and registrations referred to in Section 4.07 are made and any waiting periods thereunder have terminated or expired prior to the First Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, (y) violate, conflict with, breach or constitute a default (with or without notice or lapse of time, or both) under or give rise to or result in any right of termination, acceleration, payment, modification or cancellation of, or approval, consent or notice under any Contract or Permit to which Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries is a party, or (z) result in the creation or imposition of any Lien (other than a Permitted Lien) on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clause (ii), as would not (x) have a Parent Material Adverse Effect or (y) reasonably be expected to prevent, materially delay or materially impair the timely consummation by Parent, Merger Sub I and Merger Sub II of the Transactions in accordance with the terms hereof.
SECTION 4.03. Capitalization.
(a) The authorized capital stock of the Parent consists of 170,000,000 shares of common stock, par value $1.00, of which 100,000,000 are shares of Parent Common Stock, and 2,000,000 shares of preferred stock, par value $10.00 per share (“Parent Preferred Shares”). At the close of business on the Capitalization Date, (i) 41,141,413 shares of Parent Common Stock were issued and outstanding, (ii) no Parent Preferred Shares were issued or outstanding, (iii) no shares of Parent Common Stock were issuable upon the exercise of outstanding Parent Options, (iv) 355,349 shares of Parent Common Stock were issuable upon settlement of outstanding Parent RSUs, and (v) 834,405 shares of Parent Common Stock were issuable upon settlement of outstanding Parent PSUs (assuming achievement of the applicable performance goals at maximum performance). The shares of Parent Common Stock comprising the Stock Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no shareholder of Parent will have any preemptive right of subscription or purchase in respect thereof. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and are not subject to or issued in violation of any purchase option, call option, right of first refusal, subscription right or any similar right under applicable Laws, any provision of the Parent Charter Documents or any Contract to which Parent or its Subsidiaries is a party or otherwise bound. Since the Capitalization Date through the date of this Agreement, none of Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries has (1) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of any Parent Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of capital stock of, or other equity or voting interest in, Parent.
(b) The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and at the First Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub I, (ii) no securities of Merger Sub I convertible into or exchangeable for equity securities or other voting securities of Merger Sub I and (iii) no options or other rights to acquire from Merger Sub I, and no obligations of Merger Sub I to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Merger Sub I. Merger Sub I has not conducted any business prior to the date of this Agreement and has no, and prior to the First Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.
(c) All of the issued and outstanding equity interests of Merger Sub II are, and at the Second Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other membership interests or equity interests of Merger Sub II, (ii) no securities of Merger Sub II convertible into or exchangeable for equity securities or other voting securities of Merger Sub II and (iii) no options or other rights to acquire from Merger Sub II, and no obligations of Merger Sub II to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Merger Sub II. Merger Sub II has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.
(d) Except as described in Section 4.03(a), since the Capitalization Date through the date of this Agreement, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding subscriptions, options, warrants, stock appreciation rights, “phantom” stock rights or other rights (including preemptive rights or anti-dilution rights), obligations, commitments or agreements to acquire from Parent any capital stock of, other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of or other equity or voting interests in Parent, (iv) no obligations, commitments or agreements of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, Parent, (v) no obligations, commitments or agreements of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Parent Securities”) and (vi) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any Parent Securities. No direct or indirect Subsidiary of Parent owns any Parent Common Stock. None of Parent or any Subsidiary of Parent is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.
SECTION 4.04. Parent SEC Documents; Financial Statements; Undisclosed Liabilities; Information Supplied.
(a) Parent has timely filed with, or furnished to, as applicable, the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with, or furnished to, the SEC by the Parent pursuant to the Securities Act or the Exchange Act, together with all certifications required pursuant to the Sarbanes-Oxley Act in each case, since January 1, 2024 (collectively, such documents and any other documents filed or furnished by Parent with the SEC, as they have been supplemented, modified or amended since the time of filing, the “Parent SEC Documents”). As of their respective effective dates, or if amended or supplemented, as of the date of the last such amendment or supplement, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of the last amendment or supplement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has made available to the Company true, correct and complete copies of all comment letters and any other material written correspondence between the SEC, on the one hand, and Parent or any of the Parent’s Subsidiaries, on the other hand, since January 1, 2024 and prior to the date of this Agreement other than those available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Parent SEC Document and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing review by the SEC.
(b) The consolidated financial statements of Parent (including all related notes or schedules) included or incorporated by reference in the Parent SEC Documents, as of their respective dates of filing with the SEC (or, if such Parent SEC Documents were amended or supplemented prior to the date of this Agreement, the date of the filing of such amendment or supplement), complied as to form in all material respects with the rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end adjustments and the absence of complete footnotes) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments in accordance with GAAP, none of which, if presented, would be material to Parent and its consolidated Subsidiaries).
(c) Neither Parent nor any of its Subsidiaries has any liabilities of any nature, whether or not accrued, contingent or otherwise, except liabilities (i) disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of Parent as of September 30, 2025 (the “Parent Balance Sheet Date”) included in the Parent Filed SEC Documents, (ii) incurred after the Parent Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, or relates to any material breach or violation of, or default under, any Contract or applicable Law), (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not have a Parent Material Adverse Effect. There are no material off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K (or similar Contracts where the purpose is to avoid disclosure of any material transaction involving Parent or any of its Subsidiaries) that have not been so described in the Parent SEC Documents.
(d) Parent has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such controls, procedures and systems are designed to provide reasonable assurances (i) that all material information required to be disclosed by Parent in the Parent SEC Documents is recorded and made known on a timely basis to the individuals responsible for the preparation of the Parent SEC Documents, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that transactions are executed only in accordance with the authorization of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Parent’s properties or assets. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective.
(e) As of the date of this Agreement, neither Parent nor, to the Knowledge of Parent, Parent’s independent registered public accounting firm has (i) identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Parent’s internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting. Since January 1, 2024, there have not been any material investigations of any current or former officers of the Parent or any of its Subsidiaries.
(f) The information supplied by or on behalf of Parent, Merger Sub I or Merger Sub II or their respective Subsidiaries or any Representative of Parent, Merger Sub I or Merger Sub II or their respective Subsidiaries to be contained in, included in or incorporated by reference in the Transaction SEC Filings, including any amendment or supplement thereto and any other document incorporated or referenced therein, will not, (i) in the case of the Registration Statement, at the SEC Clearance Date, (ii) in the case of the Proxy Statement/Prospectus, at the time first sent or given to the stockholders of the Company or the shareholders of Parent, as applicable, and (iii) in the case of the Transaction SEC Filings, at the time of the Company Stockholders’ Meeting, the Parent Shareholders’ Meeting and at the time of any amendment or supplement thereof, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or any of its respective Representatives for inclusion or incorporation by reference in the Transaction SEC Filings.
(g) Since January 1, 2024 to the date of this Agreement, (i) neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2024, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws or breach of fiduciary duty by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or the Board of Directors or similar governing body of any Subsidiary of Parent or any committee thereof or, to the Knowledge of Parent, to any director or officer of Parent or any of its Subsidiaries except, in each case, as has not been, and would not be materially adverse to Parent and its Subsidiaries, taken as a whole.
(h) Parent is and since the January 1, 2024 has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.
SECTION 4.05. Absence of Certain Changes.
(a) From the Parent Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type or as otherwise required or contemplated by this Agreement, the business of Parent and its Subsidiaries has been carried on and conducted in the ordinary course of business in all material respects.
(b) Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any Parent Material Adverse Effect or any effect, change, event, condition, development, occurrence or state of circumstances or facts that would reasonably be expected to have a Parent Material Adverse Effect.
SECTION 4.06. Compliance with Laws; Permits.
(a) Parent and each of its Subsidiaries are, and have been since January 1, 2024, in compliance with and not in default under or violation of all Laws or Judgments applicable to Parent or any of its Subsidiaries, except where such failure to be in compliance or default or violation would not have a Parent Material Adverse Effect.
(b) Parent and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses and to own, lease and operate their respective properties and assets, except where the failure to hold such Permits would not have a Parent Material Adverse Effect. All such Permits are in full force and effect and no suspension or cancellation of any of such Permits is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of such Permits would not have a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries has received any written notice that Parent or any of its Subsidiaries is not in compliance with, in default under, or in violation of any Law applicable to Parent or any of its Subsidiaries or any Permit, except for such failure to be in compliance or default or violation as would not have a Parent Material Adverse Effect. There are no Actions pending or, to the Knowledge of Parent, threatened, that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, or adverse modification or limitation of any Permit, except as would not have a Parent Material Adverse Effect.
SECTION 4.07. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Transaction SEC Filings, (b) compliance with the rules and regulations of NYSE, (c) the filing of the Articles of Merger with the SDAT pursuant to the MGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws or Investment Screening Laws, (e) Money Transmitter Requirement Approvals and (f) compliance with any applicable state securities or blue sky laws, no consent, approval, order, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by each of Parent, Merger Sub I and Merger Sub II, the performance by each of Parent, Merger Sub I and Merger Sub II of its obligations hereunder and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Transactions, other than such other consents, approvals, orders, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not have a Parent Material Adverse Effect.
SECTION 4.08. Operations of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and as of immediately prior to the First Effective Time, will not have engaged in any other business activities other than those relating to the Transactions and will have no liabilities other than those contemplated by this Agreement.
SECTION 4.09. Sufficiency; Debt Financing.
(a) Assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02 and the funding of the Debt Financing in accordance with the Debt Commitment Letter, at the Closing, Parent will have cash funds available to it sufficient to pay (i) the aggregate Cash Consideration and all amounts payable pursuant to Section 2.03 and Section 2.04, (ii) any premiums, fees, costs and expenses of or payable by Parent, Merger Sub I, Merger Sub II or the Merger II Surviving Company on the Closing Date and (iii) all amounts in respect of the repayment, redemption and/or refinancing of any outstanding indebtedness of the Company and its Subsidiaries pursuant to the Company Notes, the Company Credit Agreement and the Company RPA required to be paid in connection with the transactions described in this Agreement, in each case, after giving effect to any amendment, modification or waiver of the Company Notes and/or the Company RPA contemplated by this Agreement (such amounts, collectively, the “Financing Amounts”), and there is no restriction on the use of such cash for such purposes.
(b) Parent has delivered to the Company a true, correct and complete copy of the executed commitment letter (together with the annexes, exhibits, schedules and other attachments thereto), dated as of the date of this Agreement (as may be amended, amended and restated, supplemented, substituted, replaced or otherwise modified in accordance with the terms of this Agreement, the “Commitment Letter”) from the Debt Financing Sources, pursuant to which the Debt Financing Sources have committed, subject only to the terms and conditions thereof, to lend the amounts set forth therein for purposes of funding the Transactions at Closing (the “Debt Financing”). Parent has also delivered to the Company true, correct and complete copies of any fee letter (with customary redactions) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter” and, the Commitment Letter and such Fee Letter, collectively, the “Debt Commitment Letter”).
(c) As of the date of this Agreement, to the Knowledge of Parent, Merger Sub I and Merger Sub II, the Debt Commitment Letter is in full force and effect and has not been withdrawn, reduced, terminated or rescinded or otherwise amended, supplemented or modified. The Debt Commitment Letter, in the form delivered to the Company, is, as of the date of this Agreement, a legal, valid and binding obligation of Parent Merger Sub I and Merger Sub II and, to the Knowledge of Parent Merger Sub I and Merger Sub II, the other parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, there are no side letters or other Contracts relating to the Debt Financing (except for any Fee Letters and any other agreements with respect to the Debt Financing, each of which have been delivered to the Company in accordance with the provisions of Section 4.09(b) or, if not required to be delivered, does not contain any term which, in the aggregate, would (i) reduce the amount of the Debt Financing below the amount requested to satisfy the Financing Amounts, (ii) impose any additional conditions on the receipt of the Debt Financing, or (iii) materiality delay or make the funding of the Debt Financing less likely to occur on or prior to the Closing Date). Assuming the satisfaction of the conditions set forth in Section 6.01 and Section 6.02, as of the date of this Agreement, none of Parent, Merger Sub I or Merger Sub II has reason to believe that it or any Debt Financing Source would be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it. Parent, Merger Sub I and Merger Sub II have fully paid any and all commitment fees or other fees required by the Debt Commitment Letter or any Fee Letter to be paid on or before the date of this Agreement.
(d) In no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent, Merger Sub I or Merger Sub II hereunder, unless (w) the Debt Financing has not been consummated as a result of the failure of any condition precedent to the funding of the Debt Financing, (x) the Company has materially breached its obligations under Section 5.16, (y) such breach is the proximate cause of the Debt Financing not being consummated and (z) Parent has notified company of such breach in writing a reasonably sufficient amount of time prior to the Outside Date to afford the

Company with reasonably opportunity to cure such breach (detailing in good faith (i) reasonable specificity as to the basis for any such breach and (ii) reasonable steps that comply with Section 5.16 in order to cure such breach) and the Company has not taken such steps or otherwise cured such breach within such time as would reasonably permit Parent to consummate the Debt Financing prior to the Outside Date.
SECTION 4.10. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.
SECTION 4.11. Legal Proceedings. As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, there is no (a) pending or, to the Knowledge of Parent, Merger Sub I and Merger Sub II, threatened Action against Parent, Merger Sub I or Merger Sub II or any of their respective Subsidiaries or (b) Judgment imposed upon Parent, Merger Sub I or Merger Sub II or any of their respective Subsidiaries, in each case, by or before any Governmental Authority. As of the date of this Agreement, there is no Action or Judgment pending or, to the Knowledge of Parent, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions.
SECTION 4.12. Ownership of Equity of the Company. None of Parent, Merger Sub I, Merger Sub II or any of their respective controlled Affiliates owns any shares of Company Common Stock. None of Parent, Merger Sub I, Merger Sub II or any of their “affiliates” or “associates” is, or at any time has been, an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.
SECTION 4.13. Intellectual Property.
(a) Except as would not have a Parent Material Adverse Effect, the Parent or one of its Subsidiaries owns or is licensed, pursuant to a valid, written license agreement, to use all Intellectual Property reasonably necessary to conduct the business of the Parent and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement, provided, however, that nothing in this Section 4.13(a) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property that is the subject of Section 4.13(c). The Parent and its Subsidiaries are the exclusive owners of all material Owned Parent Intellectual Property, free and clear of all Liens other than Permitted Liens.
(b) The Parent and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, to protect, preserve and maintain the secrecy and confidentiality of material Trade Secrets included in the Owned Parent Intellectual Property.
(c) Except as would not have a Parent Material Adverse Effect, each of the Parent and its Subsidiaries and the operation of their businesses have not since January 1, 2024 infringed, misappropriated, diluted, or otherwise violated, and does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property of any other Person. Except as would not have a Parent Material Adverse Effect, no adverse third-party Actions are pending or threatened in writing against the Parent or any of its Subsidiaries (i) challenging the ownership, validity or use by the Parent or any of its Subsidiaries of any Owned Parent Intellectual Property or (ii) alleging that the operation of the business of the Parent and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement are infringing, misappropriating or otherwise violating the Intellectual Property of any Person or challenging the right of the Parent or its Subsidiaries to own, use or enforce any of the Parent Intellectual Property.
(d) Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, since January 1, 2024, no Person has infringed, misappropriated or otherwise violated the rights of the Parent or any of its Subsidiaries with respect to any Owned Parent Intellectual Property.
SECTION 4.14. Data Privacy and Technology; Information Security.
(a) Except as would not be material and adverse to the Parent and its Subsidiaries, taken as a whole, since January 1, 2024, the Parent and its Subsidiaries have been and remain in material compliance with (i) all applicable Parent Privacy, Data Security and AI Requirements, (ii) all Marketing Laws, with respect to any communications with other Persons, and (iii) the PCI-DSS, with respect to any cardholder data subject to such standard that the Parent or any of its Subsidiaries has Processed or was Processed, or, to the Knowledge of Parent, by third parties on behalf of the Parent or any of its Subsidiaries or having authorized access to the records of the Parent or any of its Subsidiaries. Since January 1, 2024, the Parent and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices in light of the scope and type of the Parent’s operations, designed to ensure the confidentiality, privacy and security of all information and data within the possession or control of the Parent or any of its Subsidiaries.
(b) Except as would not be material and adverse to the Parent and its Subsidiaries, taken as a whole, neither the Parent nor any of its Subsidiaries have received any claim (whether written or unwritten), written complaint, inquiry or request for information or documents, and no proceeding is pending or, to the Knowledge of Parent, threatened in writing against the Parent or any of its Subsidiaries, in each case, (i) alleging that the Processing of Personal Information by the Parent or any of its Subsidiaries violates any Parent Privacy, Data Security and AI Requirements, (ii) alleging that the Parent or any of its Subsidiaries has breached any Marketing Laws, or (iii) otherwise relating to the security or Processing of Personal Information.

(c) Except as would not be material and adverse to the Parent and its Subsidiaries, taken as a whole, since January 1, 2024, neither the Parent nor any of its Subsidiaries has experienced any breaches, outages or unauthorized use of or access to the Parent IT Assets or any breaches or unauthorized use of or access to Personal Information within the possession or control of the Parent or any of its Subsidiaries, nor any other Parent Security Incident that would require notice under applicable Parent Privacy, Data Security and AI Requirements.
SECTION 4.15. Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby) and assuming that (a) the conditions to the obligation of Parent, Merger Sub I and Merger Sub II to consummate the Transactions have been satisfied, (b) the representations and warranties of the Company set forth in Article III are accurate in all material respects and (c) the most recent financial statements included in a quarterly report on Form 10-Q of the SEC or an annual report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby in accordance with GAAP, (i) Parent and its Subsidiaries, taken as a whole, will not have incurred debts beyond their ability to pay such debts as they mature or become due, the present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable liabilities (including the probable amount of all contingent liabilities) and debts as they become absolute and matured, (ii) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their probable liabilities (including the probable amount of all contingent liabilities) and debts, and (iii) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.
SECTION 4.16. No Rights Agreement; Anti-Takeover Provisions.
(a) Parent is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
(b) No “business combination”, “control share acquisition”, “fair price”, “moratorium” or other Takeover Law applies or will apply to the Parent Share Issuance.
SECTION 4.17. Opinion of Financial Advisors. The Board of Directors of Parent has received the written opinion (or an oral opinion to be confirmed in writing) of Morgan Stanley (“Morgan Stanley”) to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be paid pursuant to, and in accordance with, the terms of this Agreement to the holders of Company Common Stock (other than Parent and its Affiliates) is fair, from a financial point of view, to Parent. A written copy of such opinion shall be provided to the Company solely for informational purposes, promptly following the date of this Agreement.
SECTION 4.18. Reorganization. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
ARTICLE V
Additional Covenants and Agreements
SECTION 5.01. Conduct of the Company’s Business and Parent’s Business.
(a) Except as required by applicable Law, Judgment or a Governmental Authority, as expressly permitted or required by this Agreement or as set forth in Section 5.01(a) of the Company Disclosure Letter, unless Parent otherwise consents in advance in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, (i) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course of business in all material respects and (ii) solely to the extent consistent with the foregoing, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) preserve its material business relationships with banks, customers, vendors and others doing business with it; (2) maintain and preserve intact its and each of its Subsidiaries’ current assets and Permits that are material to the Company and its Subsidiaries taken as a whole; and (3) retain the services of its officers and key employees; provided that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any subsection of Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).
(b) Without limiting the generality of the foregoing, except as required by applicable Law, Judgment or a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01(b) of the Company Disclosure Letter, unless Parent otherwise consents in advance in writing (other than with respect to Section 5.01(b)(iii), such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall not, and shall not permit any of its Subsidiaries to:
(i) except for transactions solely between and among the Company and its wholly owned Subsidiaries or pursuant to Section 5.01(b)(xii): issue, sell, distribute, assign, transfer, grant, dispose of or encumber (A) any shares of its capital stock or other equity or voting interests or (B) any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests), in the case of clauses (A) and (B), including Equity Interests, Company Securities, Company Subsidiary Securities or Company Voting Debt; provided, however, that the Company may issue shares of Company Common Stock or other securities as required pursuant to the terms of Company Equity Awards as of the date of this Agreement;

(ii) except for (A) transactions solely between and among the Company and its wholly owned Subsidiaries or (B) pursuant to the forfeiture of, withholding of Taxes with respect to or the net settlement or cashless exercise of Company Equity Awards in accordance with the terms of such awards as of the date of this Agreement: redeem, purchase or otherwise acquire any shares of (Y) its capital stock or other equity or voting interests or (Z) any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests), in the case of clauses (Y) and (Z), including Equity Interests, Company Securities or Company Subsidiary Securities;
(iii) except for transactions solely between and among the Company and its wholly owned Subsidiaries: establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity voting interests, including Equity Interests, Company Securities or Company Subsidiary Securities;
(iv) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;
(v) incur, assume or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial condition of another Person (collectively, “Indebtedness”), except for (A) intercompany Indebtedness solely between or among the Company and its wholly-owned Subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made, entered into or drawn in the ordinary course of business, (C) Indebtedness incurred pursuant to the revolving credit facility under the Company Credit Agreement (including in respect of letters of credit) in the ordinary course of business and not in excess of (I) prior to and on September 30, 2026, $500,000,000 in the aggregate and (II) after September 30, 2026, $400,000,000 in the aggregate and (D) purchase money Indebtedness incurred in connection with any acquisition that does not breach this Section 5.01(b);
(vi) enter into any swap or hedging transaction or other derivative agreements, except for (A) any such transaction or agreement entered into in the ordinary course of business and in accordance with the hedging policy of the Company set forth on Section 5.01(b)(vi) of the Company Disclosure Letter, including related to the foreign currency positions of the Company and its wholly owned Subsidiaries, (B) any such transaction or agreement related to any Indebtedness or revolving facility or line of credit existing on the date of this Agreement and (C) renewals or extensions of any swap or hedging transactions or other derivative agreements existing on the date of this Agreement on terms that are materially similar to those terms in effect as of the date of this Agreement;
(vii) make any loans, capital contributions or advances to any Person, except for (A) intercompany loans, capital contributions or advances solely to the Company or any wholly-owned Subsidiaries of the Company, (B) pursuant to Section 5.01(b)(xi), or (C) in the ordinary course of business and not to exceed $1,000,000 individually or $2,500,000 in the aggregate;
(viii) sell, lease, exchange, transfer or otherwise dispose of to any Person, in a single transaction or series of related transactions (whether by merger, consolidation or sale of stock or assets or otherwise), any of its properties, assets or businesses, except (A) transfers, sales or leases solely between and among the Company and its wholly owned Subsidiaries; (B) dispositions in the ordinary course of business of assets or properties that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or any of its wholly owned Subsidiaries in the ordinary course of business; (C) leases, subleases and licenses of real property, and expirations, terminations or surrenders of real property leases, subleases or licenses in accordance with their terms, in each case, in the ordinary course of business; and (D) other sales, leases or dispositions (in the ordinary course of business) of properties or assets with a fair market value not to exceed $1,000,000 individually or $2,500,000 in the aggregate;
(ix) (A) transfer, sell, lease, license, subject to any Lien (other than a Permitted Lien), cancel, abandon or allow to lapse or expire any material Owned Company Intellectual Property except, in each case, for non-exclusive licenses granted in the ordinary course of business or (B) disclose any material confidential information or Trade Secrets, in the case of this clause (B), other than pursuant to a written confidentiality agreement reasonably protective of such confidential information and Trade Secrets;
(x) grant any Lien (other than a Permitted Lien) on any of its material assets, other than (A) to secure Indebtedness in existence at the date of this Agreement or permitted under Section 5.01(b)(v) or (B) to the Company or to a wholly owned Subsidiary of the Company;
(xi) subject in all respects to Section 5.04, acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) (A) any Person, the capital stock or equity securities thereof or a material portion of the assets of any other Person or business, or division thereof, or (B) any material assets, in the case of clauses (A) and (B), except for any such transaction that (X) is in the ordinary course of business, (Y) for consideration (whether cash or otherwise) not to exceed $1,000,000 individually or $2,500,000 in the aggregate and (Z) does not, and would not reasonably be expected to, impair, delay or prevent any required approvals, or expiration of the waiting period, under Antitrust Laws;
(xii) except as required by the terms of any Company Plan in effect on the date of this Agreement or any Labor Agreement or applicable Law, (1) grant to any employee, director or individual service provider any increase in compensation or benefits, other than increases in annual base salary or wage rate or target cash annual incentive opportunities to employees whose annual base salary or annualized wages is less than $200,000 which are made in the ordinary course of business in connection with promotions or as part of the Company’s annual performance reviews, (2) establish, adopt, enter into, take any discretionary action under or materially amend any Company Plan (or any employee benefit or compensation plan, program or arrangement that would be a Company Plan if in effect on the date of this Agreement); (3) take any action to accelerate any rights or benefits under any Company Plan; or (4) hire or promote any employee or individual service provider or terminate the employment or engagement of any employee or individual service provider without cause, other than hirings, promotions and terminations in the ordinary course of business for employees whose annual base salary or annualized wages is equal to or less than $200,000 or other individual service providers whose annual base fee is equal to or less than $200,000;
(xiii) certify or recognize any labor union, labor organization, or works council as the bargaining representative of any employee;
(xiv) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN (or any equivalent provisions under applicable Law);
(xv) make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (A) GAAP (or any interpretation thereof); (B) any applicable Law, including Regulation S-X under the Securities Act; or (C) any Governmental Authority (including the Financial Accounting Standards Board or any similar organization);
(xvi) make (other than in the ordinary course of business), change or revoke any material Tax election; adopt or change any material Tax accounting method or Tax accounting period; enter into any closing agreement or agreement in respect of material Taxes with any Governmental Authority; settle any audit, examination, or other proceeding with respect to any material amount of Taxes; enter into any closing agreement, voluntary disclosure agreement or similar agreement or arrangement with respect to a material amount of Taxes; consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; incur any liability for material Taxes outside the ordinary course of business; fail to pay any material Tax that becomes due and payable (including any estimated tax payments); or prepare or file any Tax Return in a manner inconsistent with past practice;
(xvii) amend the Company Charter Documents or amend in any material respect (or in any respect adverse to Parent, any of its Subsidiaries or the Transactions) the comparable organizational documents of any material Subsidiaries of the Company;
(xviii) settle (or enter into any Contract involving or providing for the settlement of or other arrangement providing concessions with respect to) any pending or threatened Action against the Company or any of its Subsidiaries, except for settlements of any pending or threatened Action (A) if involving a Governmental Authority and such settlement or other arrangement is solely for payments not in excess of $500,000 individually or $5,000,000 in the aggregate per fiscal year (after taking into account insurance coverage maintained by the Company or its Subsidiaries that covers such settlement, release or compromise), (B) if involving a non-Governmental Authority and the aggregate amount of such settlements payable by the Company or any of its Subsidiaries shall not exceed $1,000,000 individually or $10,000,000 in the aggregate per fiscal year (after taking into account insurance coverage maintained by the Company or its Subsidiaries that covers such settlement, release or compromise) or (C) reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of the Company Balance Sheet Date included in the Company Filed SEC Documents for an amount not in excess of the amount so reflected or reserved (excluding any amount that may be paid under insurance policies or indemnification agreements); provided, however, that, in each case, (1) any such settlement must include a full and final release of the Company and its Subsidiaries and (2) no settlement of any pending or threatened Action may involve any injunctive or equitable relief or impose restrictions on the business activities of the Company and its Subsidiaries or result in any changes in business practices of the Company or any of its Subsidiaries, including the use of any Money Transmitter License;
(xix) consummate (A) any plan of complete or partial liquidation or dissolution of the Company or any of the Company’s Subsidiaries; (B) a restructuring, recapitalization or other reorganization of the Company; or (C) a restructuring, recapitalization or other reorganization of any of its Subsidiaries;
(xx) make capital expenditures, except for capital expenditures which do not exceed, in the aggregate, (A) for fiscal year 2026, (I) within each principal category set forth in the CapEx Budget set forth in Section 5.01(b)(xx) of the Company Disclosure Letter (the “CapEx Budget”), 107% of the budgeted amount for such principal category, or (II) without regard to principal category, the aggregate amount of capital expenditures set forth in the CapEx Budget, and (B) for fiscal year 2027 (I) within each principal category set forth in the CapEx Budget, 114% of the budgeted amount for such principal category, or (II) without regard to principal category, 107% of the aggregate amount of capital expenditures set forth in the CapEx Budget;
(xxi) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries except in the ordinary course of business;
(xxii) fail to maintain in full force and effect in all material respects, or fail to promptly replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable;
(xxiii) engage in any transactions, agreements, arrangements or understandings with NCR Voyix Corporation, any Affiliate of the Company, or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xxiv) except with respect to any Labor Agreement where required by Law or as part of bargaining obligations, terminate (other than upon expiration of the stated term thereof in accordance with its terms) or amend in any material respect any Material Contract or enter into any Contract which if entered into prior to the date of this Agreement would be a Material Contract; provided that the Company and its Subsidiaries may enter into such amendments or new Contracts (x) the effect of which is to extend the term of such Material Contract on terms substantially similar to the terms of such Material Contract as of the date of this Agreement or (y) in the ordinary course of business consistent with past practice;
(xxv) terminate (other than upon expiration of the stated term thereof in accordance with its terms) or amend in any material respect any Spin-Off Agreement;
(xxvi) enter into any material new line of business; or
(xxvii) resolve, authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions;
provided that to the extent any action referenced in this Section 5.01(b) would otherwise be permitted as a result of it being a transaction between or among the Company and its wholly owned Subsidiaries, any such action may only be permitted to the extent that such action is not reasonably expected to adversely affect Parent or the consummation of the Transactions.
(c) Except as required by applicable Law, Judgment or a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01(c) of the Parent Disclosure Letter, unless the Company otherwise consents in advance in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Parent shall not, and shall not permit any of its Subsidiaries to:
(i) prior to obtaining the Parent Shareholder Approval, issue, sell, distribute, assign, transfer or grant any Parent Securities in connection with (A) any acquisition of any Person or assets or (B) any capital raising transaction, in each case, if such acquisition or transaction would require the approval of Parent’s shareholders;
(ii) except for (A) transactions solely between and among Parent and its wholly owned Subsidiaries and (B) regular quarterly cash dividends paid by Parent on the Parent Common Stock in an amount not to exceed the amount set forth on Section 5.01(c)(ii) of the Parent Disclosure Letter, with customary record and payment dates and consistent with Parent’s past dividend policy and practices: establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity voting interests, including Equity Interests or Parent Securities;
(iii) amend the Parent Charter Documents in any respect adverse to the Transactions;
(iv) consummate (A) any plan of complete or partial liquidation or dissolution of Parent or (B) a restructuring, recapitalization or other reorganization of Parent; or
(v) resolve, authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions;
provided that to the extent any action referenced in this Section 5.01(c) would otherwise be permitted as a result of it being a transaction between or among the Parent and its wholly owned Subsidiaries, any such action may only be permitted to the extent that such action is not reasonably expected to adversely affect the Company or the consummation of the Transactions.
(d) The Company shall not, and shall cause its Subsidiaries not to, after the date of this Agreement, take any action or omit to take any action which (with or without notice or lapse of time or both) would reasonably be expected to (A) violate or conflict in any material respect with or constitute or become a material default or event of default under the Spin-Off Agreements, (B) create, result in or cause any liability of the Company or its Subsidiaries under any Spin-Off Agreement or (C) under or in connection with the Spin-off Agreements give any third party the right to consent to, approve or receive notification of the Transactions, including the Mergers.
(e) Nothing contained in this Agreement is intended to give the Company, Parent, Merger Sub I or Merger Sub II, directly or indirectly, the right to control or direct the other party’s or their respective Subsidiaries’ operations prior to the First Effective Time. Prior to the First Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
SECTION 5.02. Company Solicitation; Change in Recommendation.
(a) Except as permitted by this Section 5.02, from the date of this Agreement until the First Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, the Company shall not, shall cause its Subsidiaries and its and their respective employees, directors and officers not to and shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall expressly not authorize such Representatives to), directly or indirectly: (i) initiate, solicit, knowingly assist, knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Takeover Proposal or a Potential Takeover Proposal (including furnishing to any other Person any non-public information in connection with, or for the purpose of encouraging, a Takeover Proposal or a Potential Takeover Proposal); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning (except solely to notify any Person of the provisions of this Section 5.02), or make available or furnish or provide access to its properties, employees, officers, assets, books, Contracts and records or any confidential information or data to any Person in connection with, or for the purposes of encouraging any Takeover

Proposal or a Potential Takeover Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal; (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement), merger agreement, acquisition agreement, or other similar agreement for, relating to or in connection with any Takeover Proposal or a Potential Takeover Proposal (each, a “Company Acquisition Agreement”); or (v) resolve, agree or publicly propose to do any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, shall cause each of its Subsidiaries and its and their respective employees, directors and officers to shall use its reasonable best efforts to cause its and their respective Representatives (including expressly directing such Representatives) to, cease and terminate any solicitations, discussions or negotiations with any Person (other than Parent and its Representatives) in connection with a Takeover Proposal or a Potential Takeover Proposal and shall immediately following execution of this Agreement terminate each such Person’s access to any existing electronic data room related thereto. The Company also agrees that promptly (and in any event within 48 hours of the execution of this Agreement), the Company shall instruct each Person (other than the parties hereto and their respective Representatives in their capacity as such) that has within 24 months prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of a possible Takeover Proposal or possible business combination, merger or other similar transaction involving the Company or any of its Subsidiaries to promptly return or destroy all confidential information furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the date of this Agreement (unless such request has previously been made). From the date of this Agreement until the First Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, the Company shall enforce and shall not be permitted to waive, terminate or modify any provisions of any standstill or confidentiality agreement that prohibits or purports to prohibit a Takeover Proposal or a Potential Takeover Proposal being made to the Board of Directors of the Company unless the Board of Directors of the Company has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable Law, in which case, the Company may waive, terminate or modify such standstill or confidentiality agreement, after prior written notice to Parent, solely to the extent (x) necessary to permit the applicable Person or group to make, on a confidential basis to the Board of Directors of the Company, a Takeover Proposal, conditioned upon such Person or group agreeing to disclosure of such Takeover Proposal to Parent and (y) that such Takeover Proposal has not been solicited in violation of this Section 5.02.
(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time on or after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives an unsolicited Takeover Proposal that did not result from any breach of Section 5.02(a), then (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal or its or their Representatives (A) solely to clarify the terms and conditions of such Takeover Proposal (and not to negotiate); provided that the Company shall not engage in any discussions with such Person or group of Persons or its or their Representatives regarding any Takeover Proposal or Potential Takeover Proposal other than as permitted in clause (B) or (C) below, (B) to request that any Takeover Proposal made orally be made in writing or (C) to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02; provided that with respect to clauses (A) through (C), nothing herein shall permit the Company or any of its Representatives to negotiate with any such Person or group of Persons making the Takeover Proposal or its or their Representatives without complying with the applicable terms of this Agreement; and (ii) if the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable Law (a “Qualifying Takeover Proposal”), then, prior to the receipt of the Company Stockholder Approval, as long as such Takeover Proposal constitutes a Qualifying Takeover Proposal, the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement (to the extent not already in existence) with the Person or group of Persons making such Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries and/or provide access to the properties, employees, officers, assets, books, Contracts and records of the Company and its Subsidiaries, in each case, to the Person or group of Persons who has made such Qualifying Takeover Proposal and its or their respective Representatives and financing sources; provided, however, that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives prior to or concurrent with the time it is provided to such person, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources; provided, however, that the Company shall promptly (and no later than 24 hours) provide written notice to Parent that the Board of Directors of the Company has determined that a Takeover Proposal constitutes a Qualifying Takeover Proposal.
(c) Following the date of this Agreement, the Company shall promptly (and in any event within 48 hours) notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives any proposal, offer or request for information that constitutes a Takeover Proposal or Potential Takeover Proposal (whether or not resulting from a breach of this Section 5.02), which notice shall include the identity of the Person or group of Persons making such inquiry, proposal, offer or request for information and, with respect to any such proposal or offer, a summary of the material terms and conditions of such proposal or offer and copies of any draft agreements, term sheets, indications of interest or similar documents received from such Person or group of Persons or its or their Representatives, in each case, relating to such Takeover Proposal. The Company shall not enter into any confidentiality agreement with any Person after the date of this Agreement that prohibits it or its Subsidiaries from complying with any of the provisions of this Agreement. The

Company shall (i) keep Parent reasonably informed on a reasonably current basis of material changes in the status of, and any material developments relating to any such Takeover Proposal or the negotiations thereof or discussions related thereto and (ii) as promptly as reasonably possible provide Parent with copies of any draft agreements, indications of interest or similar documents received by the Company or any of its Subsidiaries or any of its or their respective Representatives from or on behalf of the Person or group of Persons making such Takeover Proposal or any of its or their Representatives or provided by or on behalf of the Company or any of its Subsidiaries or any of its or their respective Representatives to the Person or group of Persons making such Takeover Proposal or any of their Representatives, in each case, relating to such Takeover Proposal. For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Nondisclosure Agreement. Without limiting the foregoing, the parties hereto acknowledge and agree that any violation of any of the restrictions contained in this Section 5.02 by the Company or any of its Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives made at the direction or on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.02 by the Company if the Company would not otherwise be permitted to take or refrain from taking such action by this Section 5.02.
(d) The Board of Directors of the Company shall not, directly or indirectly, (i) (A) fail to make or include the Company Board Recommendation in the Proxy Statement/Prospectus, (B) withhold, withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (C) recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any securityholders of the Company, or publicly propose to recommend, endorse, approve or adopt or submit, any Takeover Proposal, (D) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days following receipt of a written request by Parent to provide such reaffirmation following the public announcement or disclosure of a Takeover Proposal, or (E) fail to recommend against any Takeover Proposal that has been publicly disclosed by the date that is the earlier of (1) five Business Days prior to the Company Stockholders’ Meeting and (2) ten Business Days after the public disclosure thereof; provided that notwithstanding the foregoing clauses (A) through (E) in this Section 5.02(d)(i), the Board of Directors of the Company may, and may cause the Company to: (1) elect to take no position with respect to a Takeover Proposal that is a tender offer or exchange offer until the earlier of (I) the close of business on the fifth Business Day prior to the Company Stockholders’ Meeting and (II) the close of business on the tenth Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act, so long as on the tenth Business Day the Board of Directors of the Company publicly recommends against such tender offer or exchange offer, (2) if the Company has received a Takeover Proposal and the Board of Directors of the Company has determined that such Takeover Proposal constitutes a Qualifying Takeover Proposal and complied in all respects with the terms of this Agreement with respect thereto, disclose, solely if and to the extent required by Law, that the Company has received such Takeover Proposal and determined that such Takeover Proposal constitutes a Qualifying Takeover Proposal, provided that such disclosure states that the Board of Directors of the Company has not changed or withdrawn the Company Board Recommendation, and (3) if the Company has received a Superior Proposal, complied with the terms of this Agreement with respect thereto and delivered to Parent a notice in accordance with this Section 5.02(d), disclose, solely if and to the extent required by Law, that the Company has delivered such notice and determined that the applicable Qualifying Takeover Proposal constitutes a Superior Proposal (each action described in clause (A) through clause (E) of this Section 5.02(d)(i) being referred to as an “Adverse Recommendation Change”; provided that the actions set forth in the foregoing clauses (1), (2) and (3) of this Section 5.02(d)(i) shall not, in and of themselves, be an Adverse Recommendation Change (except that in the case of clause (3), such disclosure shall be deemed an Adverse Recommendation Change unless immediately following expiration of the Notice Period, the Company publicly announces that such Takeover Proposal does not constitute a Superior Proposal, rejects such Takeover Proposal and reaffirms the Company Board Recommendation)); (ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any Company Acquisition Agreement, other than any Acceptable Confidentiality Agreement in accordance with Section 5.02(b); (iii) take any action to make the provisions of any Takeover Law or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by a Takeover Proposal or Potential Takeover Proposal (including approving any transaction under the MGCL); or (iv) resolve, agree or propose to take any such actions.
(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company may (i) make an Adverse Recommendation Change in response to an Intervening Event or (ii) if the Company has received a binding offer for a Superior Proposal and the Company has complied in all respects with this Section 5.02 in relation to such Superior Proposal, (A) make an Adverse Recommendation Change and (B) cause the Company to enter into a definitive agreement to effectuate such Superior Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii) and, if applicable, pay or cause to be paid, prior to or concurrent with such termination, the Company Termination Fee pursuant to Section 7.03, if the Board of Directors of the Company has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of clause (i), where the Adverse Recommendation Change is made in response to an Intervening Event, failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable Law and (y) in the case of clause (ii), where such action is taken in response to a binding offer for a Superior Proposal, the failure to make an Adverse Recommendation Change and terminate this Agreement and enter into a definitive agreement to effect such Superior Proposal would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable Law; provided, however, that the Board of Directors of the Company shall not, and shall cause the Company not to, take any action set forth in clause (i) or (ii) unless (1) the Company has given Parent at least four (4) Business Days’ prior written notice (the “Notice Period”) of its intention to take such action (which notice itself shall not constitute an Adverse Recommendation Change, and which notice shall specify in reasonable detail, as applicable, the Intervening Event and the reason for such Adverse Recommendation

Change or the identity of the party making such Superior Proposal and include a copy of such definitive acquisition agreement to be entered into in connection with such Superior Proposal (including, if applicable, copies of any financing commitment letters and fee letters (with customary redaction of any fee letters with respect thereto))), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the Notice Period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or such Intervening Event would no longer permit an Adverse Recommendation Change, as applicable, and (3) following the end of the Notice Period, the Board of Directors of the Company shall have considered in good faith such binding offer, and shall, after consultation with its financial advisors and outside legal counsel, have determined that such Qualifying Takeover Proposal would continue to constitute a Superior Proposal if the revisions proposed in Parent’s binding offer were to be given effect and the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Maryland corporation under applicable Law or such Intervening Event continues to permit an Adverse Recommendation Change, as applicable; provided, however, that if during the Notice Period any revisions are made to the Takeover Proposal and such revisions are material (it being understood and agreed that any change to pricing or any other material amendment or revision to the terms of such Qualifying Takeover Proposal that was previously the subject of a notice hereunder shall be considered material), then any such revisions shall require the Company to deliver a new notice and to comply with the requirements of this Section 5.02(e) with respect to such new notice except that the Notice Period shall be two (2) Business Days instead of four (4) Business Days.
(f) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided, however, that this Section 5.02(f) shall not be deemed to permit any of the Company, the Board of Directors of the Company or any committee of the Board of Directors of the Company to make an Adverse Recommendation Change unless, in each case, the Company, the Board of Directors of the Company or any committee of the Board of Directors of the Company, as applicable, have complied with Section 5.02(e) (it being agreed that a “stop, look and listen” communication to the Company’s stockholders as contemplated under the Exchange Act that recommends to the stockholders of the Company not to take any action with respect to a Takeover Proposal pending further communication from the Company or a factually accurate public statement by the Company that describes the Company’s receipt of a Qualifying Takeover Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 7.01(c)(iii), provided that any such communication states that the Board of Directors of the Company has not changed or withdrawn the Company Board Recommendation).
(g) As used in this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Nondisclosure Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of this Agreement; provided, however, that any Acceptable Confidentiality Agreement shall not prohibit compliance by the Company or any of its Subsidiaries with any of the provisions of this Agreement.
(h) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer (and any amendment, modification, or other change thereto) from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) or 20% or more of the consolidated revenues, operating income or net income of the Company and its Subsidiaries, including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of beneficial ownership of securities representing 20% or more of the voting power of the then outstanding Company Common Stock and other voting securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning securities representing 20% or more of the voting power of the then outstanding Company Common Stock and other voting securities of the Company, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) or beneficial ownership of securities representing 20% or more of the aggregate voting power of the Company’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, (v) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, take private transaction or other similar transaction) of 20% or more of the total voting power of the outstanding Company Common Stock and other voting securities of the Company, (vi) any transaction in which the holders of the voting power of the Company immediately prior to such transaction own 80% or less of the voting power of the Company immediately following the transaction, or (vii) any combination of the foregoing; provided, however, that this Agreement and the Transactions, together with any modifications thereto proposed by Parent, Merger Sub I and Merger Sub II, shall not be deemed a Takeover Proposal.
(i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Qualifying Takeover Proposal made after the date of this Agreement that the Board of Directors of the Company has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) is more favorable to the Company’s stockholders than the Transactions from a financial point of view (taking into account all the terms and conditions of such proposal and this Agreement (including the Company Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such Takeover Proposal)) and (ii) is reasonably capable of being completed taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement considered relevant by the Board of Directors of the Company; provided, however, that for purposes of the definition of “Superior Proposal”, the references to “20%” and “80%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.
(j) As used in this Agreement, an “Intervening Event” shall mean any event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to a Takeover Proposal or Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal or Superior Proposal) that is material to the Company and its Subsidiaries, taken as a whole, and was neither known to, nor reasonably foreseeable by, the Board of Directors of the Company as of the date of this Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement) (where, for the avoidance of doubt, (x) the fact, in itself, that the Company meets or exceeds projections, forecasts or estimates (it being understood that the underlying causes of (or contributors to) such performance that are not otherwise excluded from the definition of Intervening Event may be taken into account) and (y) changes, in themselves, in the price of the Company Common Stock or the trading volume thereof shall be considered known and reasonably foreseeable occurrences (it being understood that the underlying causes of (or contributors to) such changes in price or trading volume that are not otherwise excluded from the definition of Intervening Event may be taken into account)).
(k) Any proposals or offers made by Parent in response to a Takeover Proposal (and, if required by applicable Law, the disclosure of such proposals or offers) shall not be deemed to be a violation or breach of the Nondisclosure Agreement.
SECTION 5.03. Parent Solicitation; Change in Recommendation.
(a) Except as permitted by this Section 5.03, from the date of this Agreement until the Parent Shareholder Approval has been obtained or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, Parent shall not, shall cause its Subsidiaries and its and their respective employees, directors and officers not to and shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall expressly not authorize such Representatives to), directly or indirectly: (i) initiate, solicit, knowingly assist, knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, a Parent Takeover Proposal or a Potential Parent Takeover Proposal (including furnishing to any other Person any non-public information in connection with, or for the purpose of encouraging, a Parent Takeover Proposal or a Potential Parent Takeover Proposal); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning (except solely to notify any Person of the provisions of this Section 5.03), or make available or furnish or provide access to its properties, employees, officers, assets, books, Contracts and records or any confidential information or data to any Person in connection with, or for the purposes of encouraging any Parent Takeover Proposal or a Potential Parent Takeover Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Takeover Proposal; (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Parent Confidentiality Agreement), merger agreement, acquisition agreement, or other similar agreement for, relating to or in connection with any Parent Takeover Proposal or a Potential Parent Takeover Proposal (each, a “Parent Acquisition Agreement”); or (v) resolve, agree or publicly propose to do any of the foregoing. Parent also agrees that immediately following the execution of this Agreement it shall, shall cause each of its Subsidiaries and its and their respective employees, directors and officers to shall use its reasonable best efforts to cause its and their respective Representatives (including expressly directing such Representatives) to, cease and terminate any solicitations, discussions or negotiations with any Person (other than the Company and its Representatives) in connection with a Parent Takeover Proposal or a Potential Parent Takeover Proposal and shall immediately following execution of this Agreement terminate each such Person’s access to any existing electronic data room related thereto. Parent also agrees that promptly (and in any event within 48 hours of the execution of this Agreement), Parent shall instruct each Person (other than the parties hereto and their respective Representatives in their capacity as such) that has within 24 months prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of a possible Parent Takeover Proposal or possible business combination, merger or other similar transaction involving Parent or any of its Subsidiaries to promptly return or destroy all confidential information furnished to such Person by or on behalf of Parent or any of its Subsidiaries prior to the date of this Agreement (unless such request has previously been made). From the date of this Agreement until the Parent Shareholder Approval has been obtained or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, Parent shall enforce and shall not be permitted to waive, terminate or modify any provisions of any standstill or confidentiality agreement that prohibits or purports to prohibit a Parent Takeover Proposal or a Potential Parent Takeover Proposal being made to the Board of Directors of Parent unless the Board of Directors of Parent has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable Law, in which case, Parent may waive, terminate or modify such standstill or confidentiality agreement, after prior written notice to the Company, solely to the extent (x) necessary to permit the applicable Person or group to make, on a confidential basis to the Board of Directors of Parent, a Parent Takeover Proposal, conditioned upon such Person or group agreeing to disclosure of such Parent Takeover Proposal to Parent and (y) that such Parent Takeover Proposal has not been solicited in violation of this Section 5.03.
(b) Notwithstanding anything contained in Section 5.03(a) or any other provision of this Agreement to the contrary, if at any time on or after the date of this Agreement and prior to obtaining Parent Shareholder Approval, Parent or any of its Representatives receives an unsolicited Parent Takeover Proposal that did not result from any breach of Section 5.03(a), then (i) Parent and its Representatives may contact such Person or group of Persons making the Parent Takeover Proposal or its or their Representatives (A) solely to clarify the terms and conditions of such Parent Takeover Proposal (and not to negotiate); provided that Parent shall not engage in any discussions with such Person or group of Persons or its or their Representatives regarding any Parent Takeover Proposal or Potential Parent Takeover Proposal other than as permitted in clause (B) or (C) below, (B) to request that any Parent Takeover Proposal made orally be made in writing or (C) to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.03; provided that with respect to clauses (A) through (C), nothing herein shall permit Parent or any of its Representatives to negotiate with any such Person or group of Persons making the Parent Takeover Proposal or its or their Representatives without complying with the applicable terms of this Agreement; and (ii) if the Board of Directors of Parent determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Parent Takeover Proposal constitutes or would reasonably be expected to result in a Parent Superior Proposal and (y) the failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable Law (a “Qualifying Parent Takeover Proposal”), then, prior to the receipt of Parent Shareholder Approval, as long as such Parent Takeover Proposal constitutes a Qualifying Parent Takeover Proposal, Parent and any of its Representatives may (x) enter into an Acceptable Parent Confidentiality Agreement (to the extent not already in existence) with the Person or group of Persons making such Parent Takeover Proposal and furnish pursuant to an Acceptable Parent Confidentiality Agreement information (including non-public information) with respect to Parent and its Subsidiaries and/or provide access to the properties, employees, officers, assets, books, Contracts and records of Parent and its Subsidiaries, in each case, to the Person or group of Persons who has made such Qualifying Parent Takeover Proposal and its or their respective Representatives and financing sources, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Parent Takeover Proposal and its or their Representatives and financing sources; provided, however, that Parent shall promptly (and no later than 24 hours) provide written notice to the Company that the Board of Directors of Parent has determined that a Parent Takeover Proposal constitutes a Qualifying Parent Takeover Proposal.
(c) Following the date of this Agreement and prior to the receipt of Parent Shareholder Approval, Parent shall promptly (and in any event within 48 hours) notify the Company in writing in the event that Parent or any of its Subsidiaries or its or their Representatives receives any proposal, offer or request for information that constitutes a Parent Takeover Proposal or Potential Parent Takeover Proposal (whether or not resulting from a breach of this Section 5.03), which notice shall include the identity of the Person or group of Persons making such inquiry, proposal, offer or request for information. Parent shall not enter into any confidentiality agreement with any Person after the date of this Agreement that prohibits it or its Subsidiaries from complying with any of the provisions of this Agreement. For the avoidance of doubt, all information provided to the Company pursuant to this Section 5.03(c) will be subject to the terms of the Nondisclosure Agreement. Without limiting the foregoing, the parties hereto acknowledge and agree that any violation of any of the restrictions contained in this Section 5.03 by Parent or any of its Subsidiaries, or any of Parent’s or its Subsidiaries’ respective Representatives made at the direction or on behalf of Parent or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.03 by Parent if Parent would not otherwise be permitted to take or refrain from taking such action by this Section 5.03.
(d) Until the Parent Shareholder Approval has been obtained, the Board of Directors of Parent shall not, directly or indirectly, (i) (A) fail to make or include the Parent Board Recommendation in the Proxy Statement/Prospectus, (B) withhold, withdraw (or modify in a manner adverse to the Company), or publicly propose to withhold or withdraw (or modify in a manner adverse to the Company), the Parent Board Recommendation, (C) recommend the approval or adoption of, or endorse, approve or adopt, or submit to a vote of any securityholders of Parent, or publicly propose to recommend, endorse, approve or adopt or submit, any Parent Takeover Proposal, (D) fail to publicly reaffirm the Parent Board Recommendation within 10 Business Days following receipt of a written request by the Company to provide such reaffirmation following the public announcement or disclosure of a Parent Takeover Proposal, or (E) fail to recommend against any Parent Takeover Proposal that has been publicly disclosed by the date that is the earlier of (1) five Business Days prior to the Parent Shareholders’ Meeting and (2) ten Business Days after the public disclosure thereof; provided that notwithstanding the foregoing clauses (A) through (E) in this Section 5.03(d)(i), the Board of Directors of Parent may, and may cause Parent to: (1) elect to take no position with respect to a Parent Takeover Proposal that is a tender offer or exchange offer until the earlier of (I) the close of business on the fifth Business Day prior to Parent Shareholders’ Meeting and (II) the close of business on the tenth Business Day after the commencement of such Parent Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act, so long as on the tenth Business Day the Board of Directors of Parent publicly recommends against such tender offer or exchange offer, (2) if Parent has received a Parent Takeover Proposal and the Board of Directors of Parent has determined that such Parent Takeover Proposal constitutes a Qualifying Parent Takeover Proposal and complied in all respects with the terms of this Agreement with respect thereto, disclose, solely if and to the extent required by Law, that Parent has received such Parent Takeover Proposal and determined that such Parent Takeover Proposal constitutes a Qualifying Parent Takeover Proposal, provided that such disclosure states that the Board of Directors of Parent has not changed or withdrawn the Parent Board Recommendation, and (3) if Parent has received a Parent Superior Proposal, complied with the terms of this Agreement with respect thereto and delivered to Parent a notice in accordance with this Section 5.03(d), disclose, solely if and to the extent required by Law, that Parent has delivered such notice and determined that the applicable Qualifying Parent Takeover Proposal constitutes a Parent Superior Proposal (each action described in clause (A) through clause (E) of this Section 5.03(d)(i) being referred to as a “Parent Adverse Recommendation Change”; provided that the actions set forth in the foregoing clauses (1), (2) and (3) of this Section 5.03(d)(i) shall not, in and of themselves, be a Parent Adverse Recommendation Change (except that in the case of clause (3), such disclosure shall be deemed a Parent Adverse Recommendation Change unless immediately following expiration of the Parent Notice Period, Parent publicly announces that such Parent Takeover Proposal does not constitute a Parent Superior Proposal, rejects such Parent Takeover Proposal and reaffirms the Parent Board Recommendation)); (ii) execute or enter into (or cause or permit Parent or any of its Subsidiaries to execute or enter into) any Parent

Acquisition Agreement, other than any Acceptable Parent Confidentiality Agreement in accordance with Section 5.03(b); (iii) take any action to make the provisions of any Takeover Law or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or bylaws of Parent, inapplicable to any transactions contemplated by a Parent Takeover Proposal or Potential Parent Takeover Proposal (including approving any transaction under the Virginia Stock Corporation Act); or (iv) resolve, agree or propose to take any such actions.
(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining Parent Shareholder Approval, but not after, the Board of Directors of Parent may (i) make a Parent Adverse Recommendation Change in response to a Parent Intervening Event or (ii) if Parent has received a binding offer for a Parent Superior Proposal and Parent has complied in all respects with this Section 5.03 in relation to such Parent Superior Proposal, (A) make a Parent Adverse Recommendation Change and (B) cause Parent to enter into a definitive agreement to effectuate such Parent Superior Proposal and terminate this Agreement pursuant to Section 7.01(c)(ii) and, if applicable, pay or cause to be paid, prior to or concurrent with such termination, Parent Termination Fee pursuant to Section 7.03, if the Board of Directors of Parent has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of clause (i), where the Parent Adverse Recommendation Change is made in response to a Parent Intervening Event, failure to take such action would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable Law and (y) in the case of clause (ii), where such action is taken in response to a binding offer for a Parent Superior Proposal, the failure to make a Parent Adverse Recommendation Change and terminate this Agreement and enter into a definitive agreement to effect such Parent Superior Proposal would be inconsistent with the statutory standard of conduct applicable to directors of a Virginia corporation under applicable Law. Parent shall give the Company at least two (2) Business Days’ prior written notice of its intention to take any action in this Section 5.03(e) (which notice itself shall not constitute a Parent Adverse Recommendation Change, and which notice shall specify in reasonable detail, as applicable, the Parent Intervening Event and the reason for such Parent Adverse Recommendation Change or the identity of the party making such Parent Takeover Proposal).
(f) Nothing in this Section 5.03 or elsewhere in this Agreement shall prohibit Parent or the Board of Directors of Parent from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Parent that is required by applicable Law; provided, however, that this Section 5.03(f) shall not be deemed to permit any of Parent, the Board of Directors of Parent or any committee of the Board of Directors of Parent to make a Parent Adverse Recommendation Change unless, in each case, Parent, the Board of Directors of Parent or any committee of the Board of Directors of Parent, as applicable, have complied with Section 5.03(e) (it being agreed that a “stop, look and listen” communication to Parent’s stockholders as contemplated under the Exchange Act that recommends to the stockholders of Parent not to take any action with respect to a Parent Takeover Proposal pending further communication from Parent or a factually accurate public statement by Parent that describes Parent’s receipt of a Qualifying Parent Takeover Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change or give rise to a termination right of the Company pursuant to Section 7.01(d)(iii), provided that any such communication states that the Board of Directors of Parent has not changed or withdrawn the Parent Board Recommendation).
(g) As used in this Agreement, “Acceptable Parent Confidentiality Agreement” means (i) any confidentiality agreement entered into by Parent from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Nondisclosure Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Parent Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of this Agreement; provided, however, that any Acceptable Parent Confidentiality Agreement shall not prohibit compliance by Parent or any of its Subsidiaries with any of the provisions of this Agreement.
(h) As used in this Agreement, “Parent Takeover Proposal” shall mean any inquiry, proposal or offer (and any amendment, modification, or other change thereto) from any Person or group (other than the Company and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of Parent and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Parent) or 20% or more of the consolidated revenues, operating income or net income of Parent and its Subsidiaries, including through the acquisition of one or more Subsidiaries of Parent owning such assets, (ii) acquisition of beneficial ownership of securities representing 20% or more of the voting power of the then outstanding Parent Common Stock and other voting securities of Parent, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning securities representing 20% or more of the voting power of the then outstanding Parent Common Stock and other voting securities of Parent, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of Parent and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Parent) or beneficial ownership of securities representing 20% or more of the aggregate voting power of Parent’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving Parent or the resulting direct or indirect parent of Parent or such surviving entity, (v) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, take private transaction or other similar transaction) of 20% or more of the total voting power of the outstanding Parent Common Stock and other voting securities of Parent, (vi) any transaction in which the holders of the voting power of Parent immediately prior to such transaction own 80% or less of the voting power of Parent immediately following the transaction, or (vii) any combination of the foregoing; provided, however, that this Agreement and the Transactions, together with any modifications thereto proposed by the Company, shall not be deemed a Parent Takeover Proposal.
(i) As used in this Agreement, “Parent Superior Proposal” shall mean any bona fide written Qualifying Parent Takeover Proposal made after the date of this Agreement that the Board of Directors of Parent has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) is more favorable to Parent’s stockholders than the Transactions from a financial point of view (taking into account all the terms and conditions of such proposal and this Agreement (including the Parent Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such Parent Takeover Proposal)) and (ii) is reasonably capable of being completed taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement considered relevant by the Board of Directors of Parent; provided, however, that for purposes of the definition of “Parent Superior Proposal”, the references to “20%” and “80%” in the definition of Parent Takeover Proposal shall be deemed to be references to “50%”.
(j) As used in this Agreement, an “Parent Intervening Event” shall mean any event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to a Parent Takeover Proposal or Parent Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to a Parent Takeover Proposal or Parent Superior Proposal) that is material to Parent and its Subsidiaries, taken as a whole, and was neither known to, nor reasonably foreseeable by, the Board of Directors of Parent as of the date of this Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Board of Directors of Parent as of the date of this Agreement) (where, for the avoidance of doubt, (x) the fact, in itself, that Parent meets or exceeds projections, forecasts or estimates (it being understood that the underlying causes of (or contributors to) such performance that are not otherwise excluded from the definition of Parent Intervening Event may be taken into account) and (y) changes, in themselves, in the price of the Company Common Stock or the Parent Common Stock or the trading volume thereof shall be considered known and reasonably foreseeable occurrences (it being understood that the underlying causes of (or contributors to) such changes in price or trading volume that are not otherwise excluded from the definition of Parent Intervening Event may be taken into account)).
(k) Any proposals or offers made by the Company in response to a Parent Takeover Proposal (and, if required by applicable Law, the disclosure of such proposals or offers) shall not be deemed to be a violation or breach of the Nondisclosure Agreement.
SECTION 5.04. Efforts.
(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Affiliates to use) reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to as promptly as reasonably practicable (i) consummate and make effective, in the most expeditious manner reasonably practicable (and in any event no later than the Outside Date), the Transactions, including preparing and filing all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents necessary to consummate and make effective the Transactions, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority or third party necessary to consummate and make effective the Transactions, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions. In the event that the parties hereto shall fail to obtain any third party approval or consent that is necessary, proper or advisable in connection with the Mergers or the Transactions (other than from a Governmental Authority), the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and its Subsidiaries resulting, or which would reasonably be expected to result, after the First Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent from any such third parties (other than Governmental Authorities) with respect to any transaction contemplated by this Agreement, (A) none of the Company or any of its Subsidiaries shall be required to, or, without the prior written consent of Parent, shall, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person, and (B) none of Parent, Merger Sub I, Merger Sub II or any of their Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.
(b) Notwithstanding anything to the contrary in this Section 5.04, nothing in this Agreement shall require Parent or any of its Affiliates to (and the Company and its Subsidiaries shall not, without the prior written consent of the Parent) contest or defend against any actual, anticipated or threatened Judgment or Action seeking to prevent, delay or impair the consummation of the Transactions.
(c) Without limiting the generality of the foregoing, Parent and the Company each shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to materially delay or materially increase the risk of not obtaining, any approval, consent, registration, waiver, permit, authorization, exemption, clearance, order and other confirmation from any Governmental Authority necessary to consummate the transactions contemplated hereby or prevent or materially delay the consummation of the Transactions.

(d) Without limiting the generality of the foregoing in connection with the efforts referenced in Section 5.04(a) or affecting the specific limitations thereto contemplated in Section 5.04(b), Parent shall, and shall cause its controlled Affiliates to, use their reasonable best efforts to take such steps as are necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers that may be necessary or required by any Governmental Authority, so as to enable the consummation of the transactions contemplated by this Agreement by the Outside Date by entering into a consent decree, undertaking or order (i) requiring the divestiture, sale, disposition, licensing or holding separate of any businesses, assets, or voting securities of the Company or Parent or any of their respective Subsidiaries and agreeing to any customary transition services to facilitate the divestiture (collectively, a “Divestiture”) or (ii) agreeing to, accepting and effecting (as applicable) conduct-related undertakings, commitments or other conditions to be taken after the Closing other than a Divestiture (collectively, a “Behavioral Remedy”). Notwithstanding the foregoing or anything to the contrary in this Section 5.04 or elsewhere in this Agreement, Parent and its controlled Affiliates shall not be required to:
(A) commit to any Divestiture of any businesses, assets or securities of Parent, the Company or any of their respective Subsidiaries that directly or indirectly generated in the aggregate revenue in excess of $185,000,000 during the 12 calendar months ended December 31, 2025; or
(B) agree to, accept or effect any Behavioral Remedy that would reasonably be expected to result in (x) an aggregate reduction of EBITDA of Parent or the Company of greater than $5,000,000 or (y) an aggregate one-time direct implementation cost to Parent or the Merger II Surviving Company in excess of $10,000,000.
provided that, for the avoidance of doubt, the actions contemplated by clauses (A) and (B) above are mutually exclusive, and Parent is only obligated to effectuate one or the other to enable the consummation of the transactions contemplated by this Agreement by the Outside Date. Notwithstanding anything in this Agreement to the contrary, Parent and its controlled Affiliates shall not be obligated to take or agree or commit to take any action that is not conditioned on the Closing.
(e) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use (and shall cause their respective Affiliates to use) reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
(f) Notwithstanding anything to the contrary herein, Parent, after consulting in good faith with the Company to the extent permitted by Law, shall (i) control the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority in connection with the Transactions and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before, or any negotiations with, any Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.
(g) In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to make (and cause its Affiliates to make) (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and in any event within 20 Business Days following the date of this Agreement), unless otherwise agreed by the parties hereto, (ii) the submission of the necessary forms or drafts or appropriate filings in connection with any approvals or clearances set forth on Section 6.01(b) of the Company Disclosure Letter as promptly as reasonably practicable following the date of this Agreement and (iii) such filings and submissions to the extent required in connection with obtaining the Money Transmitter Requirement Approvals with respect to the Company Money Transmitter Licenses and Company Money Transmitter Applications. With respect to Money Transmitter Requirement Approvals with respect to the Company Money Transmitter Licenses, each of the parties hereto agrees to use its reasonable best efforts and cooperate with the other parties to (i) within three Business Days following the date hereof, submit (based on such Subsidiary’s general practices with respect to such filings or similar filings) a notification in the form set forth in Section 5.04(g) of the Company Disclosure Letter in respect of each Company Money Transmitter License to the appropriate Governmental Authority indicating that the parties have entered into this Agreement and describing the transactions contemplated hereunder and (ii) within 20 Business Days (unless otherwise agreed by the parties hereto) following the date hereof make such filings and submissions required to be made by it in connection with obtaining such Money Transmitter Requirement Approvals, in such form and including such content as the parties shall agree upon and cooperate to assemble in good faith (except with respect to such jurisdictions where the parties agree that no Money Transmitter Requirement Approval or filing or submission in connection therewith is required or advisable). The Company shall, and shall cause each of its Subsidiaries to, in consultation and cooperation with Parent, use reasonable best efforts to take all necessary actions in accordance with Money Transmitter Requirements to amend the Company Money Transmitter Applications to reflect the anticipated change of control as a result of the Transactions. The Company shall not, and shall not permit any Subsidiary to, submit any application for a new Money Transmitter License without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). Each of the Company, Parent, Merger Sub I and Merger Sub II shall use its reasonable best efforts to supply (and cause their respective Affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be requested by the relevant Governmental Authority with respect to the Antitrust Laws, Investment Screening Laws or in connection with the foregoing filings, notices, applications and notifications following submission thereof (subject, for the avoidance of doubt, to applicable confidentiality obligations). Parent and the Company will each be responsible for 50% of all filing fees in connection with any filings required to be made pursuant to this Section 5.04(g).
(h) The Company shall not commit to or agree with any Governmental Authority to, and shall cause its Affiliates not to commit to or agree with any Governmental Authority to, (i) stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or any Investment Screening Laws, or enter into a timing agreement, understanding or commitment with any Governmental Authority in connection with the foregoing, or (ii) withdraw (including, for the avoidance of doubt, by withdrawing and immediately re-filing) any application, filing or other submission in respect of any Antitrust Laws or any Investment Screening Laws, in each case of the foregoing clauses (i) and (ii), without the prior written consent of Parent. Parent may take any actions described in the immediately preceding sentence after consultation with the Company and subject to Parent’s obligations under Sections 5.04(a) and 5.04(f).
(i) In furtherance and not in limitation of the foregoing, subject to Sections 5.04(b) and 5.04(f), each of the parties hereto shall use (and shall cause their respective controlled Affiliates to use) reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, analyses, presentations, memoranda, briefs, arguments, waivers, exemptions, clearances, orders, confirmations and other documents with the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, DOJ or any other Governmental Authority relating to the Transactions or any proceeding initiated by a private Person (including providing each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Mergers or any other transactions); (ii) keep the other parties hereto reasonably informed in all material respects and on a reasonably timely basis of any material written or verbal communication received by such party from, or given by such party to, the FTC, DOJ or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other communications) regarding any of the Transactions and giving outside counsel of the other party the opportunity to attend (but not participate in) any substantive meetings or discussions with any Governmental Authority, to the extent reasonably practical and not prohibited by such Governmental Authority; (iii) subject to applicable Laws and the Nondisclosure Agreement relating to the exchange of information, and to the extent reasonably practicable, promptly consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or the FTC, DOJ or any other Governmental Authority in connection with the Transactions, other than “transaction-related documents” as that term is used in the rules and regulations under the HSR Act; (iv) to the extent permitted by the FTC, DOJ or such other applicable Governmental Authority or other Person, give outside counsel of the other parties hereto the opportunity to attend (but not participate in) any meeting or conference (whether in person, by telephone or otherwise) in connection with the Transactions; and (v) promptly obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations necessary, proper or advisable to be obtained from, or renewed with, the FTC, DOJ and any other Governmental Authority. Prior to submitting any document or any information relating to the Transactions or the Company (whether formally or informally, in draft form or final form) to the FTC, DOJ or any other Governmental Authority, the Company shall send Parent such document or information reasonably in advance of such submission, and such document or information shall not be submitted by the Company to the FTC, DOJ or any other Governmental Authority without the prior written consent of Parent (such consent to be in Parent’s sole and absolute discretion) The Company shall not meet or engage in material conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless it consults with and receives the consent of Parent (such consent to be in Parent’s sole and absolute discretion and shall be predicated on Parent’s attendance at such meeting or conversation). Each of the parties hereto will furnish to the other information and assistance as the other may reasonably request in connection with the preparation of any required filings or submissions to any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority to the extent reasonably practical and not prohibited by such Governmental Authority.
(j) Notwithstanding anything to the contrary in this Section 5.04, each of the parties hereto (and each of their respective Affiliates) may, as each reasonably deems necessary or advisable: (i) designate any competitively sensitive material or material containing business secrets provided to the others under this Section 5.04 as “outside counsel only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written consent is obtained in advance from the source of the materials, (ii) redact documents and information as necessary to comply with contractual obligations, as necessary to avoid adversely impacting or jeopardizing any legal privilege or work product doctrine or as necessary to protect personal information; and (iii) exclude the others from any meeting or conference (whether in person, by telephone or otherwise) with any Governmental Authority to the extent it addresses any information of the nature contemplated by the foregoing clauses (i) and (ii).
(k) For the avoidance of doubt, to the extent this Agreement is validly terminated pursuant to Article VII, a party hereto shall be enabled to take any action that was otherwise prohibited or conditioned upon the consent of the other party hereto without such consent.

SECTION 5.05. Public Announcements. Unless and until an Adverse Recommendation Change or a Parent Adverse Recommendation Change has occurred, Parent and the Company shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon (which comments each party shall take into account in good faith), any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system to which any party hereto is subject, in which case the party required to make such disclosure shall use its reasonable best efforts to allow, to the extent legally permitted, each other party reasonable time to comment on such disclosure in advance of its issuance, (b) to the extent such press release or public statement is consistent with prior public communications previously consented to by the other parties or (c) to the extent any such press release or public statement relates to any dispute between (x) the Company, on the one hand, and (y) Parent, Merger Sub I and Merger Sub II, on the other hand, with respect to this Agreement or the transactions contemplated hereby. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.05 shall not apply to any press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the other parties hereto that has not been previously announced or made public in accordance with the terms of this Agreement.
SECTION 5.06. Access to Information; Confidentiality.
(a) Subject to the Clean Team Agreement, applicable Law and any applicable Judgment, solely for purposes of consummating the Mergers and the other transactions contemplated hereby or integration and financial planning, upon reasonable notice, each of the Company and Parent shall afford, and shall cause its Subsidiaries and each of its and their Representatives to afford, to Parent and its Representatives or the Company and its Representatives, as applicable, reasonable access during normal business hours to the other parties’ and its Subsidiaries’ officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing with respect to the negotiation of the terms of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or Parent Takeover Proposal, as applicable, or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company regarding any Takeover Proposal or Adverse Recommendation Change or the Board of Directors of Parent regarding any Parent Takeover Proposal) and each of the Company and Parent shall, and shall cause its Subsidiaries and its and their Representatives to, furnish promptly to Parent and its Representatives or the Company and its Representatives, as applicable, such information concerning its and its Subsidiaries business, personnel, assets, Governmental Authority, customer, vendor and agent relationships, liabilities and properties as the other party may reasonably request (other than any of the foregoing with respect to the negotiation of the terms of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or Parent Takeover Proposal, as applicable, or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company regarding any Takeover Proposal or Adverse Recommendation Change or the Board of Directors of Parent regarding any Parent Takeover Proposal); provided, however, the requesting party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided further that (A) no party shall be obligated to provide such access or information if doing so would, or would reasonably be expected to, (i) result in the disclosure of Trade Secrets or competitively sensitive information to third parties (other than, for the avoidance of doubt, the requesting party and its Subsidiaries and their respective representatives), (ii) violate applicable Law or an applicable Judgment, (iii) jeopardize, on the advice of outside legal counsel, the protection of an attorney-client privilege, attorney work product protection or other legal privilege; provided that, in each case, the providing party has used reasonable best efforts to provide such access or disclose such information in a manner that does not result in such a disclosure, violation or jeopardization, (iv) impair, delay or prevent any required approvals, or expiration of the waiting period, under Antitrust Laws or Investment Screening Laws; (v) adversely affect in any material respect the interests of the providing party or any of its Subsidiaries relative to any third party (excluding, for the avoidance of doubt, the requesting party and its Subsidiaries) in any pending or threatened third party Action; or (vi) expose the providing party to risk of liability under applicable Law for disclosure of personal information and (B) such activities shall not involve any environmental sampling or testing. Until the First Effective Time, all information provided (including information provided by any party or its Subsidiaries or any of their respective Representatives pursuant to Section 5.13(a)) will be subject to the terms of the nondisclosure agreement dated as of May 29, 2025, by and between the Company and Parent (the “Nondisclosure Agreement”).
SECTION 5.07. Indemnification and Insurance.
(a) For a period of six years after the First Effective Time, each of Parent and the Merger II Surviving Company shall, and Parent shall cause the Merger II Surviving Company to, in each case to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless each current or former director or officer of the Company and its Subsidiaries and each other Person who at the First Effective Time is, or at any time prior to the First Effective Time was, indemnified or entitled to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents or the organizational documents of such Subsidiaries, as applicable, as in effect on the date of this Agreement or pursuant to any other agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and such Person, in each case, as made available to Parent or disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date of this Agreement (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any

Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, manager, officer, employee or agent (solely, with respect to agents, to the extent of any underlying contractual indemnification obligation that is binding on the Company or any of its Subsidiaries as of the Closing Date) of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, manager, officer, employee or agent (solely, with respect to agents, to the extent of any underlying contractual indemnification that is binding on the Company or any of its Subsidiaries as of the Closing Date) of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the First Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee) and (ii) assume (in the case of the Merger II Surviving Company, in Merger II without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the First Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification, advancement of expenses or exculpation from liabilities between the Company or any of its Subsidiaries and any Indemnitee prior to the date of this Agreement, in each case, as made available to Parent or disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date of this Agreement.
(b) Without limiting the foregoing, from and after the First Effective Time for a period of six years, to the fullest extent permitted by applicable Law, Parent shall cause the limited liability company agreement of the Merger II Surviving Company, and the Merger II Surviving Company shall cause the organizational documents of its Subsidiaries, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification, exculpation and advancement of expenses, taken as a whole, in each case, of managers, directors and officers than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any of the Indemnitees. In addition, from and after the First Effective Time, Parent shall, and shall cause the Merger II Surviving Company to, without requiring a preliminary determination of entitlement to indemnification, advance any reasonable expenses (including reasonable and documented attorneys’ fees, costs and expenses) of any Indemnitee under this Section 5.07 (including in connection with establishing or enforcing a right to indemnification or advancement of expenses referred to in this Section 5.07) as incurred to the fullest extent permitted under applicable Law; provided, however, that an advancement of expenses shall be made solely upon delivery of a written undertaking, by the Indemnitee, that he or she has met the standard of conduct necessary for indemnification applicable to him or her and to repay any amounts so advanced (without interest) if and to the extent that it is determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified or entitled to advancement of expenses or the standard of conduct for indemnification was not met. For the avoidance of doubt, an Indemnitee shall not be entitled to indemnification by Parent under this Section 5.07 if it is finally determined that such Indemnitee engaged in any bad faith, willful misconduct, fraud, gross negligence or is otherwise not entitled to such indemnification; provided that for the avoidance of doubt, the foregoing portion of this sentence shall not affect an Indemnitee’s rights to be indemnified by the Merger II Surviving Company pursuant to the Company Charter Documents, under the organizational documents of the Company’s Subsidiaries or by contract or otherwise as in effect on the date of this Agreement; provided that if an Indemnitee received advancement of expenses or indemnification pursuant to this Section 5.07 and it is determined that the Indemnitee engaged in any bad faith, willful misconduct, fraud, gross negligence or is otherwise not entitled to such indemnification, such Indemnitee shall repay all such amounts to Parent or the Merger II Surviving Company previously received, as applicable.
(c) At or prior to the Closing, the Company shall purchase or cause to be purchased a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the First Effective Time, covering without limitation the Transactions; provided that the maximum aggregate premium for such insurance that the Company shall be required to expend shall not exceed 300% of the annual directors’ and officers’ insurance premium for the Company’s current fiscal year, which annual premiums are set forth in Section 5.07(c) of the Company Disclosure Letter. The Merger II Surviving Company shall use reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
(d) The provisions of this Section 5.07 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnitee may have under the Company Charter Documents, under the organizational documents of the Company’s Subsidiaries as in effect on the date of this Agreement or by contract or otherwise. The obligations of Parent and the Merger II Surviving Company under this Section 5.07 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.07 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.07 applies and their heirs and representatives shall be third-party beneficiaries of this Section 5.07).
(e) In the event that (i) Parent, the Merger II Surviving Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B)

transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Merger II Surviving Company, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Merger II Surviving Company shall assume all of the obligations thereof set forth in this Section 5.07.
(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to or in substitution for any such claims under such policies.
SECTION 5.08. Employee Matters.
(a) For a period of one year following the First Effective Time (such period, the “Comparability Period”), Parent shall, or shall cause the Merger II Surviving Company and its Subsidiaries to, provide (i) an annual base salary or hourly wage rate, as applicable, and target short-term cash incentive opportunity to each Person who is an employee of the Company or any of its Subsidiaries immediately prior to the First Effective Time (each, a “Continuing Employee”) that are no less favorable taken as a whole than those in effect immediately prior to the First Effective Time and (ii) a target long-term equity incentive opportunity to each Continuing Employee which is no less favorable than those provided to similarly-situated employees of Parent or its Subsidiaries; and (iii) severance benefits to each Continuing Employee that is terminated within the Comparability Period which are no less favorable than those provided to similarly-situated employees of Parent or its Subsidiaries; and (iv) other employee benefits to each Continuing Employee that are no less favorable in the aggregate than either (A) those provided to such Continuing Employee immediately prior to the First Effective Time, or (B) those provided to similarly-situated employees of Parent or its Subsidiaries.
(b) With respect to all employee benefit plans of Parent, the Merger II Surviving Company and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the First Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (other than any defined benefit pension, nonqualified deferred compensation or retiree health and welfare benefits), for all purposes (including determining eligibility to participate, level of benefits, and vesting), other than benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Merger II Surviving Company or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.
(c) Without limiting the generality of Section 5.08(a), Parent shall, or shall cause its Affiliates (including, following the First Effective Time, the Merger II Surviving Company and its Subsidiaries) to use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Merger II Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the First Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under a comparable Company Plan immediately prior to the First Effective Time. Parent shall, or shall cause the Merger II Surviving Company and its Subsidiaries to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the First Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they are eligible to participate immediately following the First Effective Time to the same extent such service was recognized under the corresponding Company Plan as of immediately prior to the First Effective Time.
(d) The Company shall, or shall cause its applicable Subsidiaries to, take all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date: (i) any Company Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code; and (ii) any Company Plan set forth on Section 5.08(d) of the Company Disclosure Letter except the Company’s Executive Severance Plan, as amended and restated effective March 20, 2024, the Company’s Change in Control Severance Plan, the NCR Pension Plan and the Group Benefit Plan for Retired Associates of the Company, unless Parent, in its sole and absolute discretion, agrees (or agrees to cause an Affiliate (including, following the First Effective Time, the Merger II Surviving Company and any of its Subsidiaries)) to sponsor and maintain any such Company Plans by providing the Company with written notice of such election at least five days before the First Effective Time. Unless Parent so provides notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Board of Directors of the Company (or the applicable Subsidiaries’ board of directors) has validly adopted resolutions to terminate such Company Plans (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld or delayed) and taken all other actions necessary or advisable to terminate such Company Plans, effective no later than the date immediately preceding the Closing Date.
(e) For the avoidance of doubt, the Merger II Surviving Company shall be the successor of the Company for purposes of the Company’s Change in Control Severance Plan and the Company’s Executive Severance Plan, as amended and restated effective March 20, 2024. Parent shall cause the Merger II Surviving Company to perform the Company’s Executive Severance Plan, as amended and restated effective March 20, 2024, in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(f) Notwithstanding any of the foregoing, the terms and conditions of employment for any Continuing Employee subject to a Labor Agreement shall be governed by the terms of such Labor Agreement (as applicable) until the expiration, modification or termination of any such Labor Agreement in accordance with Law.
(g) The provisions of this Section 5.08 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.08 is intended to, or shall constitute the establishment or adoption of, or an amendment to, any compensation or employee benefit plan of the Company, the Merger II Surviving Company, Parent or any of their Affiliates, including any Company Plan, for purposes of ERISA or otherwise, and no current or former employee, director or individual service provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing contained in this Section 5.08, expressed or implied, is intended or shall be construed to impede or limit Parent, the Company, the Merger II Surviving Company or any of their Affiliates from amending or terminating any Company Plan following the First Effective Time. Nothing contained in this Agreement shall obligate Parent, the Merger II Surviving Company or any of their Affiliates to maintain any particular benefit plan, or retain the employment of any particular employee or individual service provider.
SECTION 5.09. Notification of Certain Matters; Stockholder Litigation and Engagement.
(a) Prior to the First Effective Time, Parent shall give prompt (but in no event later than 24 hours) written notice to the Company, and the Company shall give prompt (but in no event later than 24 hours) written notice to Parent, of (i) to the extent permitted under applicable Law, any notice or other communication received by such party from any Governmental Authority in connection with or arising or resulting from this Agreement or the Transactions or the negotiation, execution, delivery, or performance of this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with or as a result of the execution, delivery or performance of this Agreement or the Transactions; and (ii) any Actions commenced, threatened in writing (including by demand letter), or, to such party’s Knowledge, otherwise threatened against such party in relation to this Agreement or the Transactions or the negotiation, execution, delivery, or performance of this Agreement, or to inspect the corporate documents of the Company pursuant to Section 2-512 of the MGCL. The Company shall consult with Parent regarding, and consider in good faith Parent's views with respect to, the selection of outside counsel by the Company in any stockholder litigation (including any class action or derivative litigation) against the Company or the Company’s directors or officers relating to this Agreement or the Transactions. Parent shall have the right, at its own expense, to participate fully in the defense, strategy, and settlement discussions of any stockholder litigation (including any class action or derivative litigation) against the Company or the Company’s directors or officers relating to this Agreement or the Transactions, including through separate counsel of its choosing, and the Company shall consult with Parent, consider in good faith Parent's view with respect thereto. In connection with any stockholder litigation (including any class action or derivative litigation) against the Company or the Company’s directors or officers relating to this Agreement or the Transactions, the Company shall (x) provide Parent with drafts of, and a reasonable opportunity to review and comment upon (and the Company shall consider in good faith any comments of Parent), all substantive correspondence and filings related to any such stockholder litigation, (y) keep Parent reasonably informed in all material respects and on a reasonably timely basis with respect to any such stockholder litigation and (z) provide Parent the opportunity to attend and participate in any substantive meetings or discussions with the counsel of any such stockholders, in each case, except as would jeopardize, on the advice of outside legal counsel, the protection of an attorney-client privilege, attorney work product protection or other legal privilege. The Company shall not settle any stockholder litigation against the Company or the Company’s directors or officers relating to this Agreement or the Transactions without Parent’s prior written consent; provided, however, that the failure to settle any such litigation as a result of the absence of such prior written consent shall not permit Parent, Merger Sub I or Merger Sub II to terminate this Agreement pursuant to Section 7.01(c)(i).
(b) Prior to the First Effective Time, the Company shall give prompt written notice to Parent of (i) to the extent permitted under applicable Law, the commencement of any material investigation by a Governmental Authority or any material notice or other communication received by the Company or any of its Subsidiaries from any Governmental Authority in connection with a potential or ongoing investigation and (ii) any material Actions commenced or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, where such notice is not already required to be provided to Parent pursuant to Section 5.09(a). To the extent permitted under applicable Law, the Company shall consult with Parent regarding any response or action plan with respect to the matters addressed in this Section 5.09(b).
(c) Prior to the First Effective Time, Parent shall give prompt written notice to the Company of (i) to the extent permitted under applicable Law, the commencement of any material investigation by a Governmental Authority or any material notice or other communication received by Parent or any of its Subsidiaries from any Governmental Authority in connection with a potential or ongoing investigation and (ii) any material Actions commenced or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, in each case, where such notice is not already required to be provided to the Company pursuant to Section 5.09(a).
SECTION 5.10. Merger Sub I and Merger Sub II Expenditures and Distributions. From the date of this Agreement until the First Effective Time, (a) neither Merger Sub I or Merger Sub II shall expend funds other than in connection with (i) the Transactions and the payment of related expenses and (ii) matters ancillary to its existence and (b) neither Merger Sub I or Merger Sub II shall declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock, membership interests or other equity interests.
SECTION 5.11. Parent Vote.

(a) Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof.
(b) Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub I, will execute and deliver to Merger Sub I and the Company a written consent approving the Transactions, including Merger I, this Agreement in accordance with the MGCL.
SECTION 5.12. Stock Exchange De-listing. Parent shall use its reasonable best efforts to cause the Company Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the First Effective Time and, prior to the First Effective Time, the Company shall provide all reasonable cooperation requested by Parent in connection therewith.
SECTION 5.13. Preparation of Registration Statement and Proxy Statement/Prospectus; Company Stockholders’ Meeting and Parent Shareholders’ Meeting.
(a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall jointly prepare the Proxy Statement/Prospectus (as part of the Registration Statement), and the Company and Parent shall jointly prepare, and Parent shall file or cause to be filed with the SEC as promptly as practicable after the execution of this Agreement (and in any event, no later than 60 days following the execution of this Agreement) the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus (the Proxy Statement/Prospectus and Registration Statement, collectively, the “Transaction SEC Filings”). Each party shall cooperate with the other party in the preparation of the Transaction SEC Filings and any amendment or supplement thereto (and in the response to any comments of, or requests for information by, the SEC or its staff on the Transaction SEC Filings or any amendment or supplement thereto), and shall consider in good faith all reasonable comments made by the other party, prior to the filing thereof. Each of Parent and the Company shall use their reasonable best efforts to: (i) cause the Transaction SEC Filings to comply with the applicable forms, rules and regulations promulgated by the SEC; (ii) promptly notify the other party of, and supply the other party with, copies of all written correspondence between such party or any of its Representatives, on the one hand, and the SEC, on the other hand; (iii) cooperate with the other party with respect to, and respond to and resolve as promptly as practicable, any comments of, or requests for information by, the SEC or its staff; and (iv) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Transaction SEC Filings unless it consults with the other party in advance. Unless the Board of Directors of the Company has effected an Adverse Recommendation Change in accordance with Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement/Prospectus. The Board of Directors of Parent shall make the Parent Board Recommendation to Parent’s stockholders and shall include such recommendation in the Proxy Statement/Prospectus subject to Section 5.03. The Company and Parent shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act (the “SEC Clearance Date”), and in any event no later than 60 days after the SEC Clearance Date. Each party shall promptly furnish to the other party all information required or reasonably requested by the other party in connection with the preparation, filing and distribution of the Transaction SEC Filings. Each of the Company, Parent, Merger Sub I and Merger Sub II shall correct any information provided by it for use in the Transaction SEC Filings as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b) If the Company or Parent becomes aware of any information that is required to be disclosed in an amendment or supplement to the Transaction SEC Filings, then such party shall: (i) promptly inform the other party thereof; (ii) provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Transaction SEC Filings prior to it being filed with the SEC; and (iii) if mailing is reasonably likely to be required under applicable Law, cooperate in mailing such amendment or supplement to the stockholders of the Company and the shareholders of Parent. No amendment or supplement to the Transaction SEC Filings will be made by a party without the approval of the other party (which approval shall not be unreasonably withheld, delayed or conditioned); provided that the Company, in connection with a Adverse Recommendation Change made in compliance with Section 5.02 may amend or supplement the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (A) an Adverse Recommendation Change, (B) a statement of the reason of the Board of Directors of the Company for making such Adverse Recommendation Change and (C) additional information reasonably related to the foregoing.
(c) Prior to the First Effective Time, Parent shall use its reasonable best efforts to take all other action required to be taken under the Securities Act (and the rules and regulations of the SEC promulgated thereunder), the Exchange Act (and the rules and regulations of the SEC promulgated thereunder), the rules and policies of the NYSE or under any applicable state securities or “blue sky” laws (and the rules and regulations promulgated thereunder) in connection with the issuance, exchange and listing of Parent Common Stock to be issued in the Mergers.
(d) To the extent not prohibited by any Judgment by a court of competent jurisdiction, the Company shall, in accordance with applicable Law, the Company Charter Documents and the rules of NYSE to establish a record date for and duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”)

for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC Clearance Date. Unless the Board of Directors of the Company has effected an Adverse Recommendation Change in accordance with Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. The Company shall consult with Parent regarding the record date for the Company Stockholders’ Meeting and shall cause appropriate searches to be made in accordance with Rule 14a-13. Unless required by applicable Law, the Company shall not change the record date for the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company may, in consultation with Parent, adjourn, recess or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Transaction SEC Filings that the Company has determined in good faith after consultation with outside counsel is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, in each case in accordance with this Section 5.13, (ii) to the extent required by a court of competent jurisdiction in connection with any Action in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval. Notwithstanding the foregoing, (A) the Company shall not adjourn, recess or postpone the Company Stockholders’ Meeting to a date that is less than five or more than ten days after the date on which the Company Stockholders’ Meeting was originally scheduled without the prior written consent of Parent and (B) if Parent requests that the Company adjourn, postpone or recess the Company Stockholders’ Meeting to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, the Company will do so. The Company shall be required to adjourn the Company Stockholders’ Meeting no more than twice pursuant to this Section 5.13(d).
(e) To the extent not prohibited by any Judgment by a court of competent jurisdiction, Parent shall, in accordance with applicable Law, the Parent Charter Documents and the rules of NYSE to establish a record date for and duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess or postponement thereof, the “Parent Shareholders’ Meeting”) for the purpose of obtaining the Parent Shareholder Approval, as soon as reasonably practicable after the SEC Clearance Date. Parent shall use its reasonable best efforts to obtain the Parent Shareholder Approval. Parent shall consult with the Company regarding the record date for the Parent Shareholders’ Meeting and shall cause appropriate searches to be made in accordance with Rule 14a-13. Unless required by applicable Law, Parent shall not change the record date for the Parent Shareholders’ Meeting without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, Parent may, in consultation with the Company, adjourn, recess or postpone the Parent Shareholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Transaction SEC Filings that Parent has determined in good faith after consultation with outside counsel is reasonably likely to be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the shareholders of Parent in advance of the Parent Shareholders’ Meeting, in each case in accordance with this Section 5.13, (ii) to the extent required by a court of competent jurisdiction in connection with any Action in connection with this Agreement or the Transactions, (iii) if as of the time for which the Parent Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval. Notwithstanding the foregoing, (A) Parent shall not adjourn, recess or postpone the Parent Shareholders’ Meeting to a date that is less than five or more than ten days after the date on which the Parent Shareholders’ Meeting was originally scheduled without the prior written consent of the Company and (B) if the Company requests that Parent adjourn, postpone or recess the Parent Shareholders’ Meeting to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, Parent will do so. Parent shall be required to adjourn the Parent Shareholders’ Meeting no more than twice pursuant to this Section 5.13(e).
(f) Each of Parent and the Company shall keep the other party updated with respect to proxy solicitation results as reasonably requested by the other party, including by allowing the other party to participate in phone calls with such party’s proxy solicitor regarding the proxy solicitation. Without limiting the requirements of Section 5.02, the Company shall give prompt written notice to Parent of, and shall keep Parent reasonably informed with respect to, any private or public letter, notice, proposal, e-mail, text message or other similar message, or other communication (including any oral communication) received by the Company, any of its Subsidiaries, the Board of Directors of the Company or any committee thereof, or its or their Representatives from any actual or purported stockholder of the Company, any Affiliate of such stockholder, any Representative of such stockholder or any Affiliate of such stockholder, or any Person acting on behalf of or in concert with any stockholder of the Company or an Affiliate of such stockholder, in each case, intended to, seeking to or proposing to influence, advise, change or control the management of the Company, the Board of Directors of the Company, or the Company, whether with respect to this Agreement or the Transactions or otherwise, including to oppose or seek to oppose the Company Board Recommendation or the consummation of the Transactions or to alter the terms or conditions of this Agreement. To the extent permitted under applicable Law, the Company shall consult with Parent regarding any response or action plan with respect to the matters addressed in this Section 5.13(f).
(g) Nothing in this Section 5.13 shall be deemed to prevent the Company or the Board of Directors of the Company from taking any action they are permitted or required to take under, and in compliance with, Section 5.02.

SECTION 5.14. Section 16 Matters. Prior to the First Effective Time, the Company shall take all actions as may be required to cause any dispositions of Company Common Stock (including any derivative securities with respect to Company Common Stock) resulting from the Mergers by each officer or director of the Company who is subject to Section 16 of the Exchange Act, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.
SECTION 5.15. Payoff Letter; Company RPA Amendment or Payoff; Redemption of Company Notes.
(a) No later than three Business Days prior to the Closing Date (with drafts being delivered in advance at least ten Business Days prior to the Closing Date), the Company shall deliver to Parent a customary payoff letter and all related release documentation with respect to the Company Credit Agreement in form and substance reasonably satisfactory to Parent, which payoff letter and related release documentation shall (i) include the total amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Company Credit Agreement on the anticipated Closing Date (other than for customary indemnity obligations that expressly survive by their terms) and a per diem for each day after the anticipated Closing Date, (ii) provide that all Liens and guarantees granted in connection therewith shall be automatically released and terminated upon the payment of such payoff amount on the Closing Date (or replacement, cash collateralization or backstop of or other provision for existing letters of credit, as applicable) and shall evidence the termination or other satisfaction, upon payment of such payoff amount on the Closing Date (or replacement, cash collateralization or backstop of or other provision for existing letters of credit, as applicable), of all obligations under the Company Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms).
(b) Prior to the First Effective Time, if requested by Parent, the Company shall (i) use its reasonable best efforts to issue a notice of redemption (contingent upon the occurrence of the Closing) at least ten (10) days but not more than sixty (60) days before the redemption date agreed with Parent (such redemption date not to be a date prior to the First Effective Time) for all of the outstanding aggregate principal amount of the Company Notes pursuant to the applicable provisions of the Company Notes Indenture and (ii) take any actions reasonably requested by Parent in accordance with terms of the Company Notes Indenture that are customary or necessary to facilitate the redemption of such Company Notes pursuant to the Company Notes Indenture on or after the First Effective Time (including delivering to the trustee under the Company Notes Indenture any officer’s certificate or opinion of counsel only if required pursuant to the terms of the Company Notes Indenture in connection with the redemption of the Company Notes), and Parent will provide (or cause to be provided) (including by means of the Company at or after the Closing) on or after the Closing Date funds in an amount equal to the amount necessary for the Company to redeem, defease, satisfy and/or discharge the Company Notes. Any such redemption or satisfaction and discharge must be conditioned on the occurrence of the Closing. All documentation regarding the foregoing shall be subject to the review and approval (not to be unreasonably withheld, conditioned or delayed) of Parent.
(c) If requested by Parent at least 45 days prior to the First Effective Time, the Company shall use its reasonable best efforts to obtain fully executed and effective amendments to the Company RPA and each other applicable Transaction Document (as defined in the Company RPA) in form and substance reasonably satisfactory to the Parent which amendments shall (i) modify the definition of “Change in Control” under the Company RPA such that the Transactions contemplated under this Agreement shall not cause a “Change in Control” and (ii) amend any necessary provision in each other applicable Transaction Document (as defined in the Company RPA) to permit the Transactions contemplated under this Agreement. In the event that the Company is not able to obtain such amendments on or prior to that date that is five Business Days prior to the Closing Date (with drafts being delivered at least ten Business Days prior to the Closing Date), the Company shall deliver to Parent a customary payoff letter and all related release documentation with respect to the Company RPA in form and substance reasonable satisfactory to the Parent.
SECTION 5.16. Financing Assistance from the Company. (a) During the Pre-Closing Period, at Parent’s expense subject to the expense reimbursement provisions in Section 5.16(c), the Company and its Subsidiaries shall use reasonable best efforts to provide (and shall use reasonable best efforts to cause its and their Representatives to provide) to Parent, Merger Sub I and Merger Sub II such cooperation and assistance as may be reasonably requested by Parent to assist Parent in arranging and obtaining the Debt Financing (including, for the avoidance of doubt, for purposes of this Section 5.16, any senior secured or unsecured bank financing or offering, private placement, tender or exchange of debt, equity, equity-linked or equity-backed securities for purposes of consummating (x) the Transactions under this Agreement or (y) the refinancing during the Pre-Closing Period of Parent’s 4.625% Senior Notes due 2027). Such cooperation shall include, but not be limited to:
(i) (x) furnishing to Parent, Merger Sub I, Merger Sub II, the Debt Financing Sources and their respective Representatives the Required Information that is Compliant and, if reasonably requested by the Debt Financing Sources, customary “flash” financial information of the Company and its Subsidiaries and, (y) cooperation to update any Required Information in order to cause such Required Information to be Compliant and (z) cooperating with the marketing efforts for the Debt Financing including assisting the Debt Financing Sources in benefitting from the existing financing relationships of the Company and its Subsidiaries;
(ii) preparation for and participation in a reasonable number of customary meetings, conference calls, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and presentations with prospective lenders and investors and with rating agencies, including direct contact between senior management of the Company, on the one hand, and the actual and potential Debt Financing Sources, on the other hand, or other reasonable and customary financing activities, in each case, by officers of customary seniority and expertise of the Company;
(iii) providing (A) information regarding the Company’s business, operations, properties, assets, liabilities and condition as may be reasonably requested by Parent to assist Parent, Merger Sub I and Merger Sub II in preparing materials for rating agency presentations, offering documents, private placement memoranda, registration statements, prospectuses, bank information memoranda, a confidential information memorandum, packages (including, in each case, procuring permission for the use of industry reports and data referenced therein) and similar documents reasonably and customarily used to syndicate and/or place the Debt Financing and (B) customary management and representation letters in connection with the foregoing;
(iv) providing reasonable and customary assistance in the preparation by Parent of the offering documentation and the pro forma financial information and pro forma financial statements (it being understood that Parent shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein);
(v) providing reasonable cooperation with due diligence efforts of the Debt Financing Sources, to the extent customary and reasonably requested;
(vi) providing at least four Business Days prior to the Closing Date all documentation and other information about the Company and its Subsidiaries as is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and, as applicable, any beneficial ownership regulations, to the extent requested in writing by Parent at least eight Business Days prior to the Closing Date;
(vii) to the extent required by the Debt Financing Sources, providing customary authorization letters authorizing the distribution of information to prospective Debt Financing Sources regarding the Company’s business, subject to customary terms and conditions (including with respect to the presence or absence of material non-public information and accuracy of the information contained therein);
(viii) assisting with the review of disclosure schedules, perfection certifications and security documents for completeness and accuracy in connection with the definitive documentation for the Debt Financing and facilitating the execution and delivery as of the Closing (but not prior to the Closing) of any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources (provided that no obligation of the Company under any such document or agreement shall be effective until the Closing) and otherwise reasonably cooperate to facilitate the identification, pledging and granting of security interests in, and obtaining perfection of any liens on, collateral owned by the Company and its Subsidiaries in connection with the Debt Financing, effective as of the Closing (but no such pledge, lien or security interest shall be effective prior to the Closing) and assisting in taking steps as reasonably requested by Parent in order to coordinate the release on the Closing Date of all liens over the equity interests and properties and assets of the Company and its Subsidiaries securing obligations for indebtedness (other than any Permitted Liens) and related guarantees;
(ix) (A) use reasonable best efforts to cause the independent registered public accountants of the Company to participate, consistent with customary practice, in due diligence sessions, and to issue, consistent with customary practice, a customary comfort letter (including customary “negative assurance” and change period comfort) as reasonably requested with respect to the financial information of the Company’s business included or incorporated by reference in the offering documentation for any Debt Financing and customary consents to the inclusion of the Company’s auditors reports and (B) providing customary management representation letters to such auditors, in each case, to the extent required in connection with such comfort letters and the marketing and syndication of the Debt Financing; and
(x) commencing and conducting one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the Company Notes Indenture) and any tender offer, or any exchange offer, and to conduct any consent solicitations, with respect to any or all of the outstanding aggregate principal amount of the Company Notes on terms that are acceptable to Parent, including engaging dealer managers and/or solicitation agents reasonably acceptable to Parent.
(b) Nothing in this Section 5.16 will require the Company to (i) provide any assistance or cooperation that (A) would cause any representation or warranty in this Agreement to be breached (or to not be true and correct), (B) would reasonably be expected to prevent, materially delay or materially impair the satisfaction of any of the conditions to the Closing set forth in Article VI or otherwise result in a breach of this Agreement, (C) would conflict with or violate any statutory standard of conduct or fiduciary duty applicable to any Representative of the Company, or (D) would materially interfere with the Company’s business; (ii) provide any financial (or other information) that is Excluded Information; (iii) take any action that would conflict with, violate or result in a breach of or default (with or without notice, lapse of time or both) under its organizational documents or any material contract or law (including with respect to privacy of employees) to which it or its property is bound; (iv) provide access to or disclose information that the Company determines in good faith would jeopardize any attorney client privilege (provided that the Company shall use reasonable best efforts to provide access to or disclose such information in a manner that would not jeopardize any attorney-client privilege), (v) cause or be reasonably expected to cause any Representative of the Company to incur any personal liability, (vi) except as set forth in Section 5.15(b), deliver or cause the delivery of any legal opinions or reliance letter or (vii) prior to Closing, be an issuer or other obligor with respect to the Debt Financing.
(c) Parent shall indemnify, defend and hold harmless each of the Company, its Subsidiaries, their Affiliates and their respective Representatives from and against any and all liabilities (which may include interest, awards, judgments and penalties), losses, damages, claims and all reasonable and documented out-of-pocket costs and expenses, in each case, suffered or incurred by them in connection with their cooperation in arranging the Debt Financing and the performance of their respective obligations under Section 5.16 and the provision of any information utilized in connection therewith, in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct by the Company, its Subsidiaries, their Affiliates or their respective Representatives. Parent shall promptly, upon request by the Company (and in any event within ten Business Days of such request), reimburse the Company for all reasonable and documented out-of-pocket fees, costs and expenses incurred by the Company or any of its Affiliates (including reasonable and documented attorneys’ fees and expenses and accountants’ fees and expenses) in connection with its cooperation contemplated by this Section 5.16.
(d) The Company hereby consents, on behalf of itself and its Subsidiaries and its Affiliates, to the use of its and its Subsidiaries’ and Affiliates’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or its Subsidiaries’ or Affiliates’ reputation or goodwill.
(e) Notwithstanding anything to the contrary in this Agreement (but without limitation of the Company’s obligations under this Section 5.16), solely to the extent Compliant Required Information is not delivered prior to the Closing, as promptly as reasonably practicable following the Closing, the Company and its Affiliates shall use reasonable best efforts to (and shall use reasonable best efforts to cause its and their Representatives to) furnish to Parent and its Representatives Compliant Required Information upon the request of Parent.
SECTION 5.17. Financing.
(a) During the Pre-Closing Period, Parent shall use its reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby in an amount sufficient to fund the Financing Amounts on the terms and conditions set forth in the Debt Commitment Letter, including using its reasonable best efforts to (i) taking into account the Marketing Period, negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter or on such other terms acceptable to Parent and the applicable Debt Financing Sources so long as such other terms would not (x) materially delay or prevent the Closing, (y) adversely impact in any material manner the likelihood of the funding of the Debt Financing or the satisfaction of the conditions to obtaining any of the Debt Financing or (z) adversely impact in any material manner the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive debt financing documents, (ii) satisfy on a timely basis (or obtain waivers of) all conditions to funding that are applicable to Parent in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter (and not take any action that would reasonably be expected to prevent, impede or delay the consummation of the Debt Financing contemplated by the Debt Commitment Letter beyond the Outside Date), (iii) enforce its rights under the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing in a timely and diligent manner and (iv) consummate the Debt Financing at or prior to the Closing.
(b) Notwithstanding anything herein to the contrary, Parent shall have the right to (x) reduce (or terminate) the commitments under the Debt Commitment Letter by the amount of cash proceeds from consummated offerings or other incurrences of debt (including notes) of Parent, Merger Sub I and/or Merger Sub II consummated after the date of this Agreement which proceeds are not subject to any conditions or contingencies to financing (including conditions to any escrow agreement) that are not contained in, or are more expansive or less favorable to Parent or the Company than those contained in, the Debt Commitment Letter and (y) substitute such proceeds for the amount by which the commitments under the Debt Commitment Letter are reduced (or terminated); provided that:
(i) an amount in cash or cash equivalents equal to such substituted proceeds is retained by Parent, Merger Sub I and/or Merger Sub II and there are no conditions or restrictions on Parent’s ability to use such amount to fund the Transactions (including any restriction as to which a Subsidiary of Parent is subject, to the extent such restriction prohibits such Subsidiary from transferring, directly or indirectly, such amount to Parent);
(ii) such substituted proceeds, together with any cash funds available to Parent and the remaining Debt Financing shall in no event be less than the Financing Amounts; and
(iii) to the extent any of such proceeds are from consummated offerings or other incurrences of debt (including notes) that have scheduled redemptions or mandatory redemptions or put rights (other than customary asset sale, change of control redemption or put rights), such scheduled redemption is not scheduled to occur prior to, and such right is not exercisable prior to, a date that is earlier than the Outside Date.
(c) Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Debt Financing from the same and/or alternative bona fide third party financing sources (which will be in an amount sufficient to fund, when taken together with the other resources of Parent and other financing arrangements, the Financing Amounts), so long as (1) any conditions precedent and contingencies to the funding of such financing are in the aggregate, in respect of certainty of funding, equivalent to (or more favorable to Parent than) the conditions precedent and contingencies set forth in the Debt Commitment Letter, (2) such substitute commitments are in an amount, together with cash funds available to Parent and any other Debt Financing, no less than the Financing Amounts and (3) such substitution does not (x) materially delay or prevent the Closing, (y) adversely impact in any material manner the likelihood of the funding of the Debt Financing or (z) adversely impact in any material manner the ability of Parent, Merger Sub I or Merger Sub II to enforce its rights against the other parties to the Debt Commitment Letter or the definitive debt documentation (in each case, in accordance with their terms) or the ability of Parent, Merger Sub I or Merger Sub II to consummate the transactions contemplated hereby prior to the Closing Date (“Alternative Financing”). If the Debt Commitment Letter (or any definitive debt documentation) expires or is terminated or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, Parent, Merger Sub I and Merger Sub II shall use their reasonable best efforts to, as promptly as practicable following the occurrence of such event but no later than the fifth Business Day immediately preceding the Outside Date, arrange for and obtain debt financing from alternative sources so long as such alternative financing would constitute an Alternative Financing. The new debt commitment letter and fee letter entered into in connection with any Alternative Financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.” In the event Parent, Merger Sub I or Merger Sub II enter into any such New Debt Commitment Letter (or any amendment, restatement, supplement or modification of the Debt Commitment Letter in accordance with the terms of Section 5.17(b)), (x) Parent, Merger Sub I and Merger Sub II shall promptly provide the Company with true, correct and complete copies thereof (with customary redactions), (y) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as so amended, restated, supplemented or modified or by such New Debt Commitment Letter, as applicable, and (z) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,”) shall be deemed to include the Debt Commitment Letter and any Fee Letter as so modified to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.
(d) Notwithstanding anything herein to the contrary, Parent may amend or amend and restate any Debt Commitment Letter to add initial lenders, agents, co-agents, lead arrangers, bookrunners, managers or arrangers or any similar role that had not executed such debt commitment letter as of the date thereof, in each case, to the extent doing so would not impose new or additional conditions or expand any existing conditions to the availability of the Debt Financing thereunder.
SECTION 5.18. Governance. Prior to the Closing Date, Parent shall take all actions necessary to cause the Company Designee to be appointed to the Board of Directors of Parent as of the First Effective Time to serve as a director on the Board of Directors of Parent until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal. For purposes of this Agreement, “Company Designee” means one director of the Company immediately prior to the date of this Agreement who is jointly designated by the Company and Parent prior to the Closing and who meets Parent’s independence criteria as in effect as of such time.
SECTION 5.19. Tax Treatment.
(a) For United States federal income Tax purposes, (i) the parties intend that Merger I and Merger II, taken together, constitute a single, integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub I, Merger Sub II and the Company are parties under Section 368(b) of the Code. The parties shall not take any tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a Final Determination.
(b) Notwithstanding anything to the contrary herein, if the SEC requires that a tax opinion be prepared and submitted in connection with the Registration Statement or Proxy Statement/Prospectus and any other filings to be made with the SEC in connection with the Mergers, whether as an exhibit to the Registration Statement or Proxy Statement/Prospectus or otherwise, and if such a tax opinion is being provided by a tax counsel, the parties hereto shall, and shall cause their affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.
(c) The parties acknowledge and agree that, for purposes of determining whether the Mergers satisfy the “continuity of interest” requirement under Treasury Regulations Section 1.368-1(e) (barring a modification of this Agreement after the date hereof that, pursuant to Treasury Regulations Section 1.368-1(e)(2)(ii)(B), requires otherwise), the value of the Parent Common Stock to be received by the holders of the Company Common Stock pursuant to the Mergers is intended to be determined by applying the “signing date rule” under Treasury Regulations Section 1.368-1(e)(2)(i). In furtherance of the foregoing sentence, the parties intend to comply with Revenue Procedure 2018-12, 2018-6 I.R.B. 349 (“Rev. Proc. 2018-12”), and in furtherance thereof acknowledge and agree that for purposes of determining the value of the shares of Parent Common Stock to be received by holders of the Company Common Stock pursuant to the transactions contemplated by this Agreement: (i) the “Safe Harbor Valuation Method” (within the meaning of Section 4.01(3) of Rev. Proc. 2018-12) will be the average of the daily closing prices as described in Section 4.01(3) of Rev. Proc. 2018-12; (ii) the “Measuring Period” (within the meaning of Section 4.02 of Rev. Proc. 2018-12) will be the ten (10) consecutive trading days ending on February 20, 2026; (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be the NYSE; and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.
(d) On or prior to the Closing, the Company shall deliver to Parent a properly executed certificate of the Company certifying that the Company is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code, which complies with the requirements of Section 1445 of the Code and the Treasury Regulations promulgated thereunder and a notice to be mailed (together with a copy of the certificate) to the IRS in accordance with Treasury Regulations Section 1.897-2(h)(2).
ARTICLE VI
Conditions to the Transactions
SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each party hereto to effect the Transactions shall be subject to the satisfaction (or written waiver by each party hereto, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions;
(b) Governmental Consents. (i) The waiting period (and any extension thereof whether by agreement or operation of law) applicable to the consummation of the Transactions under the HSR Act shall have expired or early termination thereof shall have been granted or affirmative clearance to close shall have been provided by the applicable Governmental Authority; and (ii) the consents, approvals or other clearances set forth in Section 6.01(b) of the Company Disclosure Letter shall have been obtained and be in full force and effect;
(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained;
(d) Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained;
(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order or proceedings seeking a stop order shall have been initiated by the SEC and not rescinded; and
(f) Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.
(g) Specified Money Transmitter Requirement Approvals. The applicable Money Transmitter Requirement Approvals with respect to the Company Money Transmitter Authorizations (the “Specified Money Transmitter Requirement Approvals”) in the jurisdictions set forth on Section 6.01(g) of the Company Disclosure Letter (the “Specified Money Transmitter Jurisdictions”) shall have been received and remain in full force and effect.
(h) Other Money Transmitter Requirement Approvals. The applicable Money Transmitter Requirement Approvals with respect to the Company Money Transmitter Authorizations (the “Other Money Transmitter Requirement Approvals”) in any jurisdiction in the United States (other than the Specified Money Transmitter Jurisdictions) (the “Other Money Transmitter Jurisdictions”) shall have been received and remain in full force and effect; provided that if on and after August 26, 2026, any Other Money Transmitter Requirement Approval has not been received or does not remain in full force and effect, then any such Other Money Transmitter Requirement Approval shall be deemed to have been received and remain in full force and effect for purposes of this Section 6.01(h) so long as (A) the Company has implemented, or has caused its Subsidiaries to implement, as applicable, Money Transmitter Alternative Arrangements reasonably acceptable to Parent, acting in good faith, with respect to all applicable operations in the jurisdiction of such Other Money Transmitter Requirement Approval and (B) the Company has required the appropriate Subsidiary to submit a Surrender Request with respect to each Company Money Transmitter License in the jurisdiction of such Other Money Transmitter Requirement Approval.
SECTION 6.02. Conditions to the Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to effect the Transactions shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) at or prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.02(a), 3.02(b), and 3.02(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for inaccuracies that are de minimis in the aggregate (relative to the total fully-diluted equity capitalization of the Company), (ii) the Company Fundamental Representations, disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct in all material respects as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct in all material respects at and as of such earlier date), (iii) the representations and warranties of the Company set forth in Section 3.06(b) shall be true and correct as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing and (iv) the representations and warranties of the Company contained in this Agreement, other than the Company Fundamental Representations and those Sections of this Agreement specifically identified in clause (i), (ii) or (iii) of this Section 6.02(a), disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, shall be true and correct at and as of such earlier date), except where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect;
(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects the obligations required to be complied with or performed by it at or prior to the Closing under this Agreement;
(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect; and
(d) Company Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and validly executed on behalf of the Company by a duly authorized executive officer of the Company, certifying that the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(c) have been satisfied.

SECTION 6.03. Conditions to the Obligations of the Company. The obligations of the Company to effect the Transactions shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) at or prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.03 shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for inaccuracies that are de minimis in the aggregate (relative to the total fully-diluted equity capitalization of Parent), (ii) the Parent Fundamental Representations, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, shall be true and correct in all material respects as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, shall be true and correct in all material respects at and as of such earlier date), (iii) the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.05(b) shall be true and correct as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing and (iv) the representations and warranties of Parent contained in this Agreement, other than the Parent Fundamental Representations and those Sections of this Agreement specifically identified in clause (i), (ii) or (iii) of this Section 6.03(a), disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, shall be true and correct as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, shall be true and correct at and as of such earlier date), except where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect;
(b) Compliance with Covenants. (i) Parent shall have complied with or performed in all respects the obligations required to be complied with or performed by it at or prior to the Closing in Section 5.18, and (ii) Parent, Merger Sub I and Merger Sub II shall have complied with or performed in all material respects the obligations required to be complied with or performed by them at or prior to the Closing under this Agreement (other than the obligations set forth in Section 5.18);
(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect; and
(d) Parent Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and validly executed on behalf of Parent, Merger Sub I and Merger Sub II by a duly authorized executive officer of Parent, certifying that the conditions set forth in Sections 6.03(a), 6.03(b) and 6.03(c) have been satisfied.
ARTICLE VII
Termination
SECTION 7.01. Termination. This Agreement may be terminated, and the Transactions abandoned, at any time prior to the First Effective Time (except as otherwise expressly noted):
(a) by the mutual written consent of the Company and Parent;
(b) by either of the Company or Parent:
(i) if the First Effective Time shall not have occurred on or prior to February 26, 2027 (as such date may be extended, the “Outside Date”); provided, however, that if, as of February 26, 2027, any of the conditions set forth in Section 6.01(b), Section 6.01(g), Section 6.01(h) or Section 6.01(a) (to the extent due to a Restraint relating to any Antitrust Law, Investment Screening Law, any Specified Money Transmitter Requirement Approvals or the consents, approvals or other clearances set forth on Section 6.01(b) of the Company Disclosure Letter) shall not have been satisfied or waived but all of the other conditions set forth in Article VI have been satisfied or waived (or, in the case of conditions that by their nature are to be first satisfied at the Closing, which conditions would reasonably be expected to be capable of being satisfied if the Closing were to occur on or before the Outside Date), then the Outside Date shall automatically be extended to August 26, 2027, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that if the Marketing Period has commenced but has not ended as of the Outside Date, the Outside Date will be automatically extended to the date that is five (5) Business Days after the expiration of the Marketing Period, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or such party’s failure to perform any of its obligations under this Agreement has been the proximate cause of or resulted in the events or conditions specified in this Section 7.01(b)(i) (it being understood that Parent, Merger Sub I and Merger Sub II shall be deemed a single party for purposes of the foregoing proviso);
(ii) if any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or such party’s failure to perform any of its obligations under this Agreement has been the proximate cause of or resulted in the events or conditions specified in this Section 7.01(b)(ii) (it being understood that Parent, Merger Sub I and Merger Sub II shall be deemed a single party for purposes of the foregoing proviso);

(iii) if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained; or
(iv) if the Parent Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Shareholder Approval shall not have been obtained;
(c) by Parent:
(i) if the Company shall have breached any of its representations or warranties (or such representations or warranties shall have become untrue or inaccurate) or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, untruth, inaccuracy or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, the Company shall not have cured such breach, untruth, inaccuracy or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach, untruth, inaccuracy or failure to perform from Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent, Merger Sub I or Merger Sub II is then in material breach of any of its representations, warranties, covenants or agreements hereunder;
(ii) prior to receipt of the Parent Shareholder Approval, to enter into a Parent Acquisition Agreement that provides for a Parent Superior Proposal pursuant to and in accordance with Section 5.03(e)(ii); provided that (A) such Parent Superior Proposal did not result from a breach of Section 5.03(a) and Parent has complied in all material respects with all other provisions of Section 5.03 in relation to such Parent Superior Proposal and (B) prior to or concurrently with such termination Parent pays or causes to be paid the Parent Termination Fee due and payable under Section 7.03(b) so long as the Company has timely provided Parent with wire instructions for such payment; or
(iii) if the Board of Directors of the Company shall have made an Adverse Recommendation Change; or
(d) by the Company:
(i) if any of Parent, Merger Sub I or Merger Sub II shall have breached any of its representations or warranties (or such representations or warranties shall have become untrue or inaccurate) or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, untruth, inaccuracy or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, any of Parent, Merger Sub I or Merger Sub II, as applicable shall not have cured such breach, untruth, inaccuracy or failure to perform within 30 calendar days following receipt by Parent of written notice of such breach, untruth, inaccuracy or failure to perform from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;
(ii) prior to receipt of the Company Stockholder Approval, to enter into a Company Acquisition Agreement that provides for a Superior Proposal pursuant to and in accordance with Section 5.02(e)(ii); provided that (A) such Superior Proposal did not result from a breach of Section 5.02(a) and the Company has complied in all material respects with all other provisions of Section 5.02 in relation to such Superior Proposal and (B) prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due and payable under Section 7.03(a) so long as Parent has timely provided the Company with wire instructions for such payment; or
(iii) if the Board of Directors of Parent shall have made a Parent Adverse Recommendation Change.
SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the last sentence of Section 5.06, Section 5.16(c), this Section 7.02, Section 7.03 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub I, Merger Sub II, the Company or their respective directors, officers and Affiliates, except, subject to Section 7.03(d), no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from Fraud (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include, to the extent proven, damages based on loss of the economic benefit of the Transactions to the other parties hereto and the stockholders of such other parties).

SECTION 7.03. Termination Fee.
(a) In the event that:
(i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i), Section 7.01(b)(iii) or Section 7.01(c)(i); provided that (A) a Takeover Proposal shall have been made, proposed or communicated by a third party after the date of this Agreement (or in the case of a termination pursuant to Section 7.01(c)(i), made known to the Company) and (B) within 12 months after the date this Agreement is terminated, the Company or any of its Subsidiaries consummates a Takeover Proposal or enters into a definitive agreement with respect to a Takeover Proposal (whether or not with the Person or Persons that made the Takeover Proposal referred to in clause (A)); provided, however, that, for purposes of clauses (A) and (B) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or
(ii) this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(iii) or (B) by the Company pursuant to Section 7.01(d)(ii);
then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay or cause to be paid the Company Termination Fee to Parent or its designee by wire transfer of same-day funds so long as Parent has provided the Company with wire instructions for such payment (x) in the case of Section 7.03(a)(ii)(A), within two Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), substantially simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two Business Days after the consummation of the Takeover Proposal referred to in clause (B) thereof; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion. As used herein, “Company Termination Fee” shall mean a cash amount equal to $145,000,000.
(b) In the event that:
(i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i), Section 7.01(b)(iv) or Section 7.01(d)(i); provided that (A) a Parent Takeover Proposal shall have been made, proposed or communicated by a third party after the date of this Agreement (or in the case of a termination pursuant to Section 7.01(d)(i), made known to Parent, Merger Sub I or Merger Sub II) and (B) within 12 months after the date this Agreement is terminated, Parent or any of its Subsidiaries consummates a Parent Takeover Proposal or enters into a definitive agreement with respect to a Parent Takeover Proposal (whether or not with the Person or Persons that made the Parent Takeover Proposal referred to in clause (A)); provided, however, that, for purposes of clauses (A) and (B) of this Section 7.03(b)(i), the references to “20%” in the definition of Parent Takeover Proposal shall be deemed to be references to “50%”; or
(ii) this Agreement is terminated (A) by the Company pursuant to Section 7.01(d)(iii) or (B) by Parent pursuant to Section 7.01(c)(ii), then, in any such event under clause (i) or (ii) of this Section 7.03(b), Parent shall pay or cause to be paid the Parent Termination Fee to the Company or its designee by wire transfer of same-day funds so long as the Company has provided Parent with wire instructions for such payment (x) in the case of Section 7.03(b)(ii)(A), within two Business Days after such termination, (y) in the case of Section 7.03(b)(ii)(B), substantially simultaneously with such termination or (z) in the case of Section 7.03(b)(i), within two Business Days after the consummation of the Parent Takeover Proposal referred to in clause (B) thereof; it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion. As used herein, “Parent Termination Fee” shall mean a cash amount equal to $175,000,000.
(c) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent, Merger Sub I or Merger Sub II, or parties, with respect to the Company, for the payment set forth in this Section 7.03, such paying party shall pay or cause to be paid to the other party or parties, as applicable, its or their reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such Action, together with interest on the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Each of the parties hereto acknowledges that any amount payable by the Company or Parent to this Section 7.03, including the Company Termination Fee or the Parent Termination Fee, as applicable, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the disposition of its rights under this Agreement in the circumstances in which such amount is due and payable, which amount would otherwise be impossible to calculate with precision.
(d) Subject in all respects to the Company’s injunction, specific performance and equitable relief rights set forth in Section 8.11 and the obligations of Parent under Section 7.03(c), other than in the case of a Willful Breach of this Agreement or Fraud, in the event the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.03(b), payment of the Parent Termination Fee shall be the sole and exclusive monetary damages remedy of the Company and its Subsidiaries against Parent, Merger Sub I, Merger Sub II or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the

Transactions to be consummated due to circumstances for which such fee is payable pursuant to Section 7.03(b), and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions due to a failure to consummate the Transactions as a result of such circumstances for which such fee is payable pursuant to Section 7.03(b). Subject in all respects to Parent’s injunction, specific performance and equitable relief rights set forth in Section 8.11 and the obligations of the Company under Section 7.03(c), other than in the case of a Willful Breach of this Agreement or Fraud, in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Merger Sub I or Merger Sub II against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.11 and payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under Section 7.03, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the Closing and any monetary damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.
ARTICLE VIII
Miscellaneous
SECTION 8.01. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the First Effective Time. Notwithstanding the foregoing, this Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the First Effective Time.
SECTION 8.02. Disclosure Letters. Inclusion of any information, item or matter in the Company Disclosure Letter or Parent Disclosure Letter shall not, in and of itself, constitute, or be deemed to be an admission by the Company or Parent, as applicable, or any of its Subsidiaries or any other Person, or to otherwise imply that any such information, item or matter (i) has had or would have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, (ii) did not arise in the ordinary course of business or (iii) meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. Inclusion of any information, item or matter in the Company Disclosure Letter or Parent Disclosure Letter shall not constitute, or be deemed to be, an admission by any Person to any other Person of any information, matter or item whatsoever (including any violation of applicable Law or Judgment (or that disclosure is required under applicable Law or Judgment) or breach of Contract), nor shall it establish, or be deemed to establish, a standard for materiality or a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. In such cases where a representation or warranty is qualified by a reference to materiality or a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, the disclosure of any information, item or matter in the Company Disclosure Letter or Parent Disclosure Letter shall not imply that any other undisclosed information, item or matter that has a greater value or could otherwise be deemed more significant (x) is or is reasonably likely to be material or (y) has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Disclosure of any information, item or matter set forth in any section or subsection of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of the Agreement to which it corresponds in number and each other section or subsection of the Agreement to the extent that it is reasonably apparent on its face that such information, item or matter also qualifies or applies to such other section or subsection.
SECTION 8.03. Acknowledgment by the Company. Except for the representations and warranties made by Parent, Merger Sub I and Merger Sub II in Article IV or in any certificate delivered by Parent in connection with the Mergers, the Company (for itself and on behalf of its Representatives) acknowledges that neither Parent, Merger Sub I, Merger Sub II nor any of their respective Subsidiaries, nor any other Person, (a) has made or is making, and the Company and its Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by the Company or any of its Representatives or (b) will have or be subject to any liability or obligation to the Company or any of its Representatives resulting from the delivery, dissemination or any other distribution to the Company or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by the Company or any of its Representatives, of any information, documents or other material developed by or provided or made available to the Company or any of its Representatives in anticipation or contemplation of any of the Transactions. The Company, on behalf of itself and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters.
SECTION 8.04. Acknowledgment by Parent, Merger Sub I and Merger Sub II. Except for the representations and warranties made by the Company in Article III or in any certificate delivered by the Company in connection with the Mergers, Parent, Merger Sub I and Merger Sub II (each for itself and on behalf of its Representatives) acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making, and each of Parent, Merger Sub I, Merger Sub II and their respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Merger Sub I, Merger Sub II or any of their respective Representatives or (b) will have or be subject to any liability or obligation to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub I, Merger Sub II or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business and strategic plans or other material developed by or provided or made available to Parent, Merger Sub I, Merger Sub II or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.
SECTION 8.05. Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the First Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that (i) following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval having first been obtained and (ii) following receipt of the Parent Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of Parent without such approval having first been obtained.
SECTION 8.06. Extension of Time, Waiver, etc. At any time prior to the First Effective Time, either Parent or the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the covenants or agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent, Merger Sub I and Merger Sub II shall be deemed a single party for purposes of the foregoing clauses (a) through (c)); provided, however, that following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that would require further approval of the stockholders of the Company without such approval having first been obtained. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub I or Merger Sub II in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
SECTION 8.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned); provided that Parent may collaterally assign, without the consent of the Company, any or all of Parent’s rights and obligations hereunder to any Debt Financing Source in connection with the Debt Financing, and any such Debt Financing Source may exercise any and all of the rights and remedies of Parent hereunder in connection with the exercise and enforcement of any security or exercise of any remedies of Parent hereunder to the extent permitted under the Debt Commitment Letter and the definitive documentation in connection therewith; provided further that no such assignment shall relieve Parent of its obligations hereunder. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.07 shall be null and void.
SECTION 8.08. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.
SECTION 8.09. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter, together with the Nondisclosure Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is intended to be solely for the benefit of the parties hereto and not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (a) from and after the First Effective Time, if the First Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration as provided in Section 2.01(a); (b) from and after the First Effective Time, if the First Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in Article II; (c) if the First Effective Time occurs, the rights of the Indemnitees set forth in Section 5.07; (d) the rights of the Company Related Parties and the Parent Related Parties set forth in Section 7.03(d); (e) the Debt Financing Sources, solely to the extent expressly provided in Section 8.07, Section 8.12, Section 8.19 and this Section 8.09; (f) the rights of any Person to indemnification provided in Section 5.16(c); and (g) following the valid termination of this Agreement pursuant to Article VII, subject to Section 7.02 and the last sentence of this Section 8.09, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third party beneficiaries hereunder solely to the extent necessary for this clause (g) to be enforceable), to pursue damages for the loss of the premium that such stockholders would have been entitled to receive pursuant to the terms of this Agreement if the Transactions had been consummated in accordance with its terms, which are intended for the benefit of, and shall be enforceable by, the Persons referred to respectively in clauses (a) through (g) above. Notwithstanding anything herein to the contrary, the Company shall, in its sole and absolute discretion and as the sole and exclusive agent for and on behalf of the stockholders of the Company, have the sole and exclusive authority to take action on behalf of the stockholders of the Company to enforce the rights of such stockholders under this Agreement, including the rights granted pursuant to clause (g) of this Section 8.09 and the provisions of Section 7.02 with respect to the recovery of damages to the extent provided for therein; provided that the Company shall (i) be entitled to retain the amount of any payment received in connection with the enforcement by the Company of such rights and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.
SECTION 8.10. Governing Law; Jurisdiction.
(a) This Agreement, and all Actions arising out of or relating to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles; provided that (i) all matters pertaining to the nature and legal effects of the Mergers as set forth in Article I and Article II and to the statutory standard of conduct applicable to Board of Directors of the Company shall be governed by, and construed in accordance with, the Laws of the State of Maryland and (ii) all matters pertaining to the statutory standard of conduct applicable to Board of Directors of Parent shall be governed by, and construed in accordance with, the Laws of the State of Virginia.
(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the sole and exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any forum other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.10(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement or the Transactions shall be effective if notice is given in accordance with Section 8.13; provided, however, that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law. The parties hereto agree that a final judgment issued by the above named courts in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
SECTION 8.11. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. The parties hereto acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.10(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.11 shall not be required to provide any bond or other security in connection with any such order or injunction.
SECTION 8.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION WITH RESPECT TO OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING). EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.12.
SECTION 8.13. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, Merger Sub I or Merger Sub II, to it at:

The Brink’s Company
P.O. Box 18100
1801 Bayberry Court
Richmond, Virginia 23226-8100
Attention:	Kristen Cook
Email:	[***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention:	David Grubman George Hunter Adam Cromie
Email:	david.grubman@sidley.com george.hunter@sidley.com adam.cromie@sidley.com

If to the Company, to it at:

NCR Atleos Corporation
864 Spring Street NW
Atlanta, GA 30308
Attention:	Ricardo Nuñez
Email:	[***]

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree St NE
Atlanta, GA 30309
Attention:	Keith M. Townsend Rahul Patel Robert J. Leclerc Michelle Stewart
Email:	ktownsend@kslaw.com rpatel@kslaw.com rleclerc@kslaw.com mstewart@kslaw.com or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
If the Company or any Subsidiary of the Company desires to take any action prohibited by Section 5.01(a) or 5.01(b), a representative of the Company may request consent to take such action by sending an email to the representatives of Parent set forth on Section 8.13 of the Parent Disclosure Letter (the “Parent Representatives”), and approval by any Parent Representative via email will be deemed “written consent of Parent” for purposes of Section 5.01(a) or 5.01(b), as applicable. If Parent or any Subsidiary of Parent desires to take any action prohibited by Section 5.01(c), a representative of Parent will request consent to take such action by sending an email to the representatives of the Company set forth on Section 8.13 of the Company Disclosure Letter (the “Company Representatives”), and approval by any Company Representative via email will be deemed “written consent of the Company” for purposes of Section 5.01(c).

SECTION 8.14. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.
SECTION 8.15. Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Business Day” means a day except a Saturday, a Sunday or other day on which the banking institutions in the City of New York, New York are authorized or required by Law or executive order to be closed.
“Business Intellectual Property” shall mean all Intellectual Property owned, purported to be owned, or used or held for use by the Company.
“Clean Team Agreement” means that certain Clean Team Agreement, dated as of June 19, 2025, by and between Parent and the Company.
“Code” means the Internal Revenue Code of 1986.
“Commonly Controlled Entity” means any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.
“Company Charter Documents” means the Company Articles of Incorporation and the Company Bylaws, each as amended and/or restated, as the case may be, and as in effect on the date of this Agreement.
“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.
“Company Credit Agreement” means the Credit Agreement, dated as of September 27, 2023, among the Company, as borrower, the foreign borrowers from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent for the lenders and issuer of letters of credit thereunder, as amended by the First Amendment, dated as of October 17, 2024, and the Refinancing Facility Agreement, dated as of September 18, 2025, and as may be further amended, restated, amended and restated, supplemented or otherwise modified prior to the date of this Agreement or with the consent of Parent.
“Company Deferred Director RSUs” means any award of restricted stock units with respect to shares of Company Common Stock granted to a non-employee director and under a Company Equity Plan and deferred under the Company Director Compensation Program.
“Company Equity Award” means an award of Company Options, Company RSUs, Company Deferred Director RSUs, or Company PSUs or any other Company Common Stock-based award whether or not granted under a Company Equity Plan, excluding any awards or rights granted under the Company ESPP.
“Company Equity Plan” means each of the Company’s (a) 2023 Stock Incentive Plan, (b) 2017 Stock Incentive Plan and (c) the Prior Company Equity Plan, solely related to and limited to the extent shares of Company Common Stock were registered on a Company Form S-8, in each case, as may be amended from time to time.
“Company ESPP” means the Company’s Employee Stock Purchase Plan, as may be amended from time to time.
“Company Fundamental Representations” means, collectively, the representations and warranties contained in the first sentence of Section 3.01(a), Section 3.03(a), Section 3.03(b), Section 3.03(c), Section 3.18, Section 3.19 and Section 3.20.
“Company IT Assets” means the IT Assets owned or used and controlled by the Company and its Subsidiaries as of the date of this Agreement and used in the operation of the businesses of the Company or any of its Subsidiaries.
“Company Lease” means any lease, sublease, license or other Contract (including any amendments, guaranties or other agreements related thereto) pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses or occupies any Leased Real Property.
“Company Material Adverse Effect” means any effect, change, event, condition, development, occurrence or state of circumstances or facts that, individually or in the aggregate with all other effects, changes, events or occurrences, has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event, condition, development, occurrence or state of circumstances or facts arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event, condition, development, occurrence or state of circumstances or facts to the extent (A) generally affecting the industry in which the Company and its Subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) arising out of, resulting from or attributable to (1) changes or prospective changes in Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions; provided, however, that this clause (2) shall not apply with respect to (I) the portions of the representations and warranties (in whole or in relevant part) made by the Company in Section 3.03(d), Section 3.04, Section 3.05(c), Section 3.10(g) or Section 3.13(d), the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the Transactions (or the related condition to consummation of the Transactions) or (II) the obligation in Section 5.01(a)(i); (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism; (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events; (5) any action taken by the Company or its Subsidiaries that is required by this Agreement (other than the obligation in Section 5.01(a)(i)) or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement; (6) any change or prospective change in the Company’s credit ratings; (7) any decline in the market price, or change in trading volume, of the shares of the Company; (8) any failure of the Company to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is or contributed to a Company Material Adverse Effect); (9)any epidemic, pandemic or disease outbreak; or (10) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world; provided further, however, that any effect, change, event, condition, development, occurrence or state of circumstances or facts referred to in clause (A) or clauses (B)(1), (3), (4), (9) or (10) (and the consequences thereof) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event, condition, development, occurrence or state of circumstances or facts has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).
“Company Notes” means the 9.500% Senior Secured Notes due 2029 issued under the Company Notes Indenture, as in effect on the date of this Agreement or as amended or waived pursuant to Section 5.16(a)(x).
“Company Notes Indenture” means the Indenture, dated as of September 27, 2023, between NCR Atleos Escrow Corporation and Citibank, N.A., as in effect on the date of this Agreement or as amended or waived pursuant to Section 5.16(a)(x).
“Company Option” means any option to purchase shares of Company Common Stock granted under a Company Equity Plan.
“Company Plan” means each plan, program, policy, agreement or other arrangement, whether written or unwritten, that is (a) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (c) an equity or equity-based agreement, program or plan, (d) an individual employment, consulting, change-in-control, severance, retention or other similar agreement, plan, program, policy, or arrangement or (e) a bonus, commission, incentive, deferred compensation, profit sharing, retirement, pension, post-retirement, vacation, paid time off, severance or termination pay, disability, hospitalization, health, medical, life insurance, fringe benefit, tax gross-up, tuition reimbursement, flexible spending account or scholarship, or similar plan, program, policy, agreement or other arrangement, in each case, that is (i) sponsored, maintained or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, (ii) to which the Company or any of its Subsidiaries is a party, (iii) in which any director, employee or individual service provider of the Company or any of its Subsidiaries participates related to their services provided to the Company or any of its Subsidiaries, or (iv) with respect to which the Company or any Subsidiary thereof has any liability or obligation (including contingent liability).
“Company PSU” means any award of restricted stock units with respect to shares of Company Common Stock that is subject to performance-based vesting conditions granted under a Company Equity Plan.
“Company RPA” means the Receivables Purchase Agreement, dated as of October 16, 2023, among NCR Atleos Receivables LLC, as seller, NCR Atleos Canada Receivables LP, as Canadian Guarantor, Cardtronics USA, Inc., as a servicer, Cardtronics Canada Holdings Inc., as Canadian servicer, the Persons from time to time party thereto as purchasers and as group agents, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent, as in effect on the date of this Agreement or as amended or waived pursuant to Section 5.16(c) or with the consent of Parent.

“Company RSU” means any award of restricted stock units with respect to shares of Company Common Stock granted under a Company Equity Plan, other than (i) Company PSUs and (ii) Company Deferred Director RSUs.
“Compliance Notice” has the meaning set forth in the definition of Marketing Period.
“Compliant” means, in respect of Required Information, that (i) such information does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements in such Required Information, in light of the circumstances under which they were made, not misleading, (ii) the financial statements included within the Required Information would not be stale under customary practices for financings of the type contemplated by the Debt Commitment Letter (including, for the avoidance of doubt, any permanent and/or take out financing), (iii) the Company’s auditor shall not have withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion with respect to any financial information contained in the Required Information (as applicable), (iv) the Company has not determined to undertake a restatement of any historical financial statements contained in the Required Information of the Company or that any such restatement is under consideration, (v) with respect to any interim financial statements, such interim financial statements have been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105, and (vi) the consolidated financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit any lenders, underwriters, placement agents, initial purchasers or other financing sources engaged in connection with the financing of the Transactions to receive customary comfort letters (including customary negative assurance and change-period comfort), on any date falling within the Marketing Period, from the Company’s independent auditors in connection with such financing, in order to consummate any offering of debt, equity, equity-linked or equity-backed securities.
“Contract” means any legally binding loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement.
“Copyright” has the meaning set forth in the definition of Intellectual Property.
“Debt Financing Source” means the entities (together with their respective affiliates and each current, former and future officer, director, employee, member, manager, partner, controlling person, advisor, general or limited partners, equity holders, attorney, agent and representative of each such entity or affiliate, and together with the heirs, executors, successors and assigns of any of the foregoing) that have committed or subsequently commit to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing in connection with the Transactions, including the arrangers, agents, lenders and/or purchasers party to the Debt Commitment Letter on the date of this Agreement and including any such entity that joins the Debt Commitment Letter after the date of this Agreement to provide all or any portion of the commitments thereunder.
“Domain Name” has the meaning set forth in the definition of Intellectual Property.
“EBITDA” means, for any Person, the Earnings Before Interest, Taxes, Depreciation, and Amortization of such Person.
“Environmental Laws” means all Laws (including the common law) relating to pollution or the protection of the environment, natural resources or health and safety or relating to the use, generation, management, manufacture, processing, treatment, storage, transportation, remediation, cleanup, handling, disposal or Release or threatened Release of, or exposure to, Hazardous Materials.
“Equity Interests” means, as applicable, shares of capital stock, partnership interests, membership interests, equity interests or any similar term under applicable Law, including nominee, qualifying and similar shares.
“ERISA” means the Employee Retirement Income Security Act of 1974, as may be amended and the rules and regulations promulgated thereunder.
“Exchange Ratio” means 0.1574.
“Excluded Information” means any (i) pro forma financial statements and information, including post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments, reflecting or giving effect to the Transactions; (ii) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date); (iii) description of all or any portion of the Debt Financing (including any such description to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering document for a secured bank financing, senior or subordinated debt securities, equity or equity-linked securities whether issued publicly or pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution; (iv) risk factors relating to all or any component of the Debt Financing; (v) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13-01 or 13-02 of Regulation S-X (other than financial data regarding the Company and its Subsidiaries sufficient to enable the Parent to include disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for an offering of debt securities issued pursuant to Rule 144A promulgated under the Securities Act), any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A; (vi) projections; and (vii) other information customarily excluded from a customary information memorandum or offering document for a secured bank financing, senior or subordinated debt securities, equity or equity-linked securities whether issued publicly or pursuant to Rule 144A promulgated under the Securities Act, as applicable.
“Export-Import Laws” means all applicable Laws relating to the export, re-export, transfer, release, import, customs clearance, or movement of goods, software, technology or services, including the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security and customs and import Laws administered by U.S. Customs and Border Protection.
“Final Determination” means the earlier to occur of (a) the date on which a Judgment has been issued by any court of competent jurisdiction, which Judgment has become final and any allowable appeals requested by the parties to the action have been exhausted, and (b) the date on which the relevant Tax authority has entered into a binding agreement with respect to such issue or on which the Tax authority has reached a final administrative or judicial determination with respect to such issue which, whether by Law or agreement, is, or becomes, not subject to appeal.
“Fraud” means the actual, knowing and intentional fraud of any party to this Agreement in connection with the representations and warranties set forth in Article III or Article IV.
“GAAP” means generally accepted accounting principles in the U.S., consistently applied.
“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign, international or multinational.
“Hazardous Materials” means (a) any substance, material, or waste that is listed, classified or regulated as hazardous or toxic or as a pollutant or contaminant or words of similar meaning or regulatory effect pursuant to any Environmental Law, or that is otherwise regulated by or for which liability or standards of care may be imposed under Environmental Laws and (b) petroleum or petroleum products, radioactive materials, asbestos or asbestos containing materials, polychlorinated biphenyls, toxic mold or per- and polyfluoroalkyl substances.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“In-the-Money Company Option” means a Company Option having a per share exercise price less than the Merger Consideration.
“In-the-Money Prior Company Option” means a Prior Company Option having a per share exercise price less than the closing price on the NYSE of the Prior Company Stock on the last trading day immediately preceding the First Effective Time.
“Intellectual Property” means all of the following, in each case in any jurisdiction throughout the world, any and all worldwide industrial, proprietary, and intellectual property rights (including all common law and statutory rights, registrations and applications therefor, and renewals, extensions, and restorations thereof, as applicable), of every kind and nature, whether existing now or in the future, including all rights and interests pertaining to or deriving from: (a) any patent or patent application (“Patent”); (b) any trademark, service mark, trade dress or other indicia of origin, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof (“Trademark”); (c) any copyright, copyright application or registration thereof (“Copyright”); (d) any internet domain name (“Domain Name”); and (e) any data or information, including a formula, pattern, compilation, program, device, method, technique or process, that is not commonly known by or available to the public and that (i) derives economic value from being kept confidential and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (“Trade Secret”).
“Investment Screening Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate investment made by any Person into business interests located in a foreign country.
“IRS” means the Internal Revenue Service.
“IT Assets” means computer and other information technology systems, including hardware, Software, databases and documentation, reference and resource materials relating thereto.
“Knowledge” means (a) with respect to the Company, the actual knowledge, following reasonable inquiry of such individual’s direct reports within the Company, of the individuals listed on Section 8.15(a) of the Company Disclosure Letter and (b) with respect to Parent, Merger Sub I or Merger Sub II, the actual knowledge, following reasonable inquiry of such individual’s direct reports within Parent, of the individuals listed on Section 8.15(a) of the Parent Disclosure Letter.
“Law” means any law (including common law), statute, rule, regulation, ordinance or code issued, entered into or promulgated by any Governmental Authority.
“Leased Real Property” means the real property that is leased, subleased or licensed by the Company or any of its Subsidiaries from any third party (in each case whether as tenant, subtenant or licensee) with a base annual rent in excess of $2,500,000.

“Lien” means any pledge, lien, license, charge, mortgage, deed of trust, restriction, easement, lease, title or survey defect, option, right of first refusal, pledges, encumbrance or security interest, or adverse ownership interests of any kind or nature.
“Marketing Laws” means the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, the Telemarketing Sales Rule, and any other applicable Laws of similar effect relating to commercial email, text messages, and other types of messages.
“Marketing Period” means the first period of ten consecutive Business Days throughout and at the end of which: Parent and the Debt Financing Sources shall have had access to the Required Information that is Compliant; provided that the Marketing Period shall commence no earlier than the date that is ten Business Days after the date hereof (the “Marketing Period Condition Date”) (it being understood and agreed that if the Company in good faith reasonably believes that it has provided the Required Information and the Required Information is Compliant as of the Marketing Period Condition Date (and will remain so throughout the Marketing Period), it may deliver to Parent a written notice (a “Compliance Notice”) to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information to Parent on the date specified in the Compliance Notice and the Required Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within two Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent reasonably believes the Company has not delivered or the reason for which the Required Information is not Compliant)); provided that (A) if such ten consecutive Business Day period shall not have fully elapsed on or prior to August 21, 2026, then it will be deemed to not have commenced prior to September 8, 2026, (B) November 25, 2026, November 26, 2026 and November 27, 2026 shall not constitute Business Days for purposes of such ten consecutive Business Day period (and shall be disregarded in determining whether such days are “consecutive”), (C) if such ten consecutive Business Day period shall not have fully elapsed on or prior to December 18, 2026, then it will be deemed to not have commenced prior to January 4, 2027 and (D) if the Marketing Period has not ended on or prior to August 20, 2027, then it will be deemed to not have commenced prior to September 7, 2027. Notwithstanding the foregoing, (I) the Marketing Period will end on any earlier date on which either (x) the Debt Financing is funded in accordance with the Debt Commitment Letter or (y) Parent obtains aggregate cash proceeds from cash on hand or the issuance of senior notes and/or a term A loan or upsize, as contemplated by the Debt Commitment Letter or related engagement letters, or other debt securities in an amount sufficient to retire any committed amount outstanding under the “Bridge Facilities” thereunder or (II) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the consecutive Business Day period referenced herein, (1) the Company’s independent accountant has withdrawn its audit opinion with respect to any annual audited financial statements included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until a new audit opinion is issued with respect to the consolidated financial statements of the Company and its Subsidiaries for the applicable periods by the independent accountant or another “Big Four” or other nationally recognized independent registered public accounting firm or other public accounting firm reasonably acceptable to Parent, or (2) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company and its Subsidiaries, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement will be required in accordance with GAAP.
“Marketing Period Condition Date” has the meaning set forth in the definition of Marketing Period.
“Money Transmitter Alternative Arrangement” means, with respect to any jurisdiction, (a) ceasing to conduct or otherwise suspending any business of Company or its Subsidiaries that requires a Money Transmitter License in such jurisdiction or (b) modifying the business of the Company or its Subsidiaries such that the business of the Company or its Subsidiaries in such jurisdiction would not require a Money Transmitter License under applicable Money Transmitter Requirements.
“Money Transmitter License” means any license or similar authorization of a Governmental Authority required under any Money Transmitter Requirement to conduct the business of the Company and its Subsidiaries as currently conducted.
“Money Transmitter Requirement Approval” means any consents, approvals, orders, licenses, permits, authorizations, filings, notifications, declarations or registrations necessary or required to be obtained or made under any Money Transmitter Requirements for the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions.
“Off-the-Shelf Software” means commercially available off-the-shelf Software licensed or made available on a standard, non-negotiated terms and having one-time or annual licensing fees of less than $2,500,000 per calendar year.
“Open Source Software” means software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including any license approved by the Open Source Initiative and listed at opensource.org/licenses).
“ordinary course of business” means the applicable Person’s ordinary course of business with respect to the applicable matter, consistent with such Person’s past practice, including with respect to kind, magnitude and frequency of the applicable matter.
“Out-of-the-Money Company Option” means a Company Option having a per share exercise price equal to or greater than the Merger Consideration.
“Out-of-the-Money Prior Company Option” means a Prior Company Option having a per share exercise price equal to or greater than the closing price on the NYSE of the Prior Company Stock on the last trading day immediately preceding the First Effective Time.

“Owned Company Intellectual Property” means all Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries.
“Owned Parent Intellectual Property” means all Intellectual Property owned by or purported to be owned by the Parent or any of its Subsidiaries.
“Owned Real Property” means the real property owned in fee simple by the Company or any of its Subsidiaries.
“Parent Charter Documents” means the Articles of Incorporation of Parent and Bylaws of Parent, each as amended and/or restated, as the case may be, and as in effect on the date of this Agreement.
“Parent Common Stock” means the series of common stock, par value $1.00 per share, of Parent designated in the Articles of Incorporation of Parent as The Brink’s Company Common Stock.
“Parent Equity Plan” means The Brink’s Company 2024 Equity Incentive Plan, The Brink’s Company 2017 Equity Incentive Plan, The Brink’s Company Non-Employee Directors’ Equity Plan and The Brink’s Company Directors’ Stock Accumulation Plan.
“Parent Fundamental Representations” means, collectively, the representations and warranties contained in the first sentence of Section 4.01, Section 4.02(a), Section 4.10, Section 4.12, Section 4.16 and Section 4.17.
“Parent Intellectual Property” shall mean all Intellectual Property owned, purported to be owned, or used or held for use by the Parent or any of its Subsidiaries.
“Parent IT Assets” means the IT Assets owned or used and controlled by the Parent and its Subsidiaries as of the date of this Agreement and used in the operation of the businesses of the Parent or any of its Subsidiaries.
“Parent Material Adverse Effect” means any effect, change, event, condition, development, occurrence or state of circumstances or facts that, individually or in the aggregate with all other effects, changes, events or occurrences, has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event, condition, development, occurrence or state of circumstances or facts arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event, condition, development, occurrence or state of circumstances or facts to the extent (A) generally affecting the industry in which Parent and its Subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) arising out of, resulting from or attributable to (1) changes or prospective changes in Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions; provided, however, that this clause (2) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Parent, Merger Sub I or Merger Sub II in this Agreement (or the related condition to consummation of the Transactions), the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the Transactions (or the related condition to consummation of the Transactions); (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism; (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events; (5) any action taken by Parent or its Subsidiaries that is required by this Agreement or with the Company’s written consent or at the Company’s written request, or the failure to take any action by Parent or its Subsidiaries if that action is prohibited by this Agreement; (6) any change or prospective change in Parent’s credit ratings; (7) any decline in the market price, or change in trading volume, of the shares of Parent; (8) any failure of Parent to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is or contributed to a Parent Material Adverse Effect); (9) any epidemic, pandemic or disease outbreak; or (10) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world; provided further, however, that any effect, change, event, condition, development, occurrence or state of circumstances or facts referred to in clause (A) or clauses (B)(1), (3), (4), (9) or (10) (and the consequences thereof) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent such effect, change, event, condition, development, occurrence or state of circumstances or facts has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which Parent and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).
“Parent Option” means any option to purchase shares of Parent Common Stock granted under a Parent Equity Plan.

“Parent Privacy, Data Security and AI Requirements” means all (a) Privacy Laws, (b) obligations under Contracts to which the Parent or any of its Subsidiaries is a party or is otherwise bound that impose obligations on the Parent or any of its Subsidiaries relating to Personal Information, privacy, information security, marketing, cross border transfers, localization artificial intelligence and (c) the Parent Privacy Policies.
“Parent PSU” means any award of restricted stock units that is subject to performance-based vesting conditions granted under a Parent Equity Plan.
“Parent RSU” means any award of restricted stock units granted under a Parent Equity Plan, other than Parent PSUs.
“Parent Security Incident” means any unauthorized Processing by the Parent IT Assets of Personal Information owned or controlled by the Parent or Subsidiary or any incident that may require notification to any Person, Governmental Authority, or any other entity under Parent Privacy, Data Security, and AI Requirements.
“Patent” has the meaning set forth in the definition of Intellectual Property.
“Permit” means any license, franchise, permit, certificate, consent, approval or authorization from any Governmental Authority, excluding Money Transmitter Licenses.
“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ liens and similar Liens arising in the ordinary course of business for which adequate reserves have been established in accordance with GAAP; (c) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness; (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business; (e) non-exclusive licenses granted to third parties in the ordinary course of business; (f) Liens discharged at or prior to the First Effective Time, (g) Liens set forth on Section 8.15(b) of the Company Disclosure Letter; (h) terms, conditions and restrictions under leases, subleases, licenses or occupancy agreements, including statutory Liens of landlords, affecting any leased real property, incurred or suffered in the ordinary course of business and which do not materially interfere with the use (or contemplated use), utility or value of such leased real property or otherwise materially impair the present or contemplated business operations at such location; (i) Liens that have been placed by any developer, landlord or other third party on the underlying fee interest of any leased real property or property over which the Company or any of its Subsidiaries have easement rights and subordination or similar agreements relating thereto, incurred or suffered in the ordinary course of business and which do not materially detract from the value of or materially impair the existing use of the real property affected by such matter; and (j) such other non-monetary Liens that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.
“Personal Information” means (a) any information that relates to, identifies or is reasonably capable of being associated with a natural person and (b) information that constitutes “personal information”, “personally identifiable information”, “nonpublic personal information” or “personal data” or similar terms under applicable Law or under any applicable Privacy, Data Security and AI Requirements.
“Potential Parent Takeover Proposal” means any proposal, inquiry or offer that would reasonably be expected to lead to a Parent Takeover Proposal.
“Potential Takeover Proposal” means any proposal, inquiry or offer that would reasonably be expected to lead to a Takeover Proposal.
“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the earlier of the First Effective Time or the termination of this Agreement in accordance with Article VII.
“Prior Company” means NCR Voyix Corporation (f/k/a NCR Corporation), a Maryland corporation.
“Prior Company Equity Plan” means the Prior Company 2017 Stock Incentive Plan.
“Prior Company Option” means an option to acquire Prior Company Stock granted to certain current and former directors, officers and employees of the Company and its Affiliates under the Prior Company Equity Plan that was adjusted in the Spin-Off. For the avoidance of doubt, a Prior Company Option does not include the portion of any option to purchase Prior Company Stock and which the underlying option is administered by the Prior Company.
“Prior Company Stock” the common stock, par value $0.01 per share, of the Prior Company.
“Privacy, Data Security and AI Requirements” means all (a) Privacy Laws, (b) obligations under Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound that impose obligations on the Company or any of its Subsidiaries relating to Personal Information, privacy, information security, marketing, cross border transfers, localization, artificial intelligence and (c) the Privacy Policies.

“Privacy Laws” means (a) all applicable Laws regulating the (1) privacy, collection, Processing, transfer, cross-border transfer, localization, or protection and security of Company and Subsidiary data, (2) cybersecurity (including secure software development), or (3) artificial intelligence, automated decision making, or machine learning technologies; (b) any requirements of self-regulatory frameworks or organizations which the Company or any of its Subsidiaries is, or has been, contractually obligated to comply with or any self-certification mechanisms (such as the EU-U.S. and Swiss-U.S. Data Privacy Frameworks) to which the Company or any of its Subsidiaries has committed; (c) the PCI-DSS; and (d) any applicable industry standards, including the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising and Multi-Site Data Collection, the Network Advertising Initiative’s Self-Regulatory Code of Conduct, and the Federal Trade Commission’s Principles for the Self-Regulation of Online Behavioral Advertising.
“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information or on sets of information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.
“Proprietary Software” shall mean any Software owned or purported to be owned by the Company or any of its Subsidiaries.
“Proxy Statement/Prospectus” means the joint proxy statement/prospectus to be filed with the SEC as part of the Registration Statement.
“Registered Intellectual Property” means all United States and foreign Intellectual Property registrations or applications, including (a) Patent registrations and applications therefor, (b) Trademark registrations and applications therefor, (c) Copyright registrations and applications therefor and (d) Domain Name registrations, in each case of (a) through (d) that are included in the Owned Company Intellectual Property.
“Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC to effect the registration under the Securities Act of the issuance of the shares of Parent Common Stock pursuant to the Mergers, as such registration statement may be amended or supplemented from time to time.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the indoor or outdoor environment (including indoor air, ambient air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.
“Required Information” means (i) the audited and unaudited financial statements and other financial information of the Company and its Subsidiaries which would be required to be delivered under Regulation S-X promulgated under the Securities Act at the time of the funding of the Debt Financing, in each case in the form, scope and timeframes specified therein (including, for the avoidance of doubt, the audits and unaudited financial statements of the Company and its Subsidiaries referred to in paragraph 7 of Exhibit C of the Debt Commitment Letter); and (ii) such other pertinent and customary information (including financial information and financial data) as may be reasonably requested with specificity and in writing by Parent to the extent such information is of the type and form customarily included in a customary information memorandum or offering document for a secured bank financing, senior or subordinated debt securities, equity or equity-linked securities whether issued publicly or pursuant to Rule 144A promulgated under the Securities Act, as applicable (including such other historical financial information of the Company and its Subsidiaries reasonably necessary for the Parent to prepare pro forma financial statements customarily included in offering memoranda for an offering document of debt securities issued pursuant to Rule 144A promulgated under the Securities Act), subject to exceptions customary for such financings; provided that the Required Information shall not include any Excluded Information.
“Restricted Party” means a Person or government that is: (a) identified on any list or public announcement of Sanctions designation made by any applicable Governmental Authority; (b) organized, located, or ordinarily resident in a Sanctioned Country; (c) owned 50% or greater or controlled, or acting on behalf of, any of the foregoing (a)-(c); or (d) otherwise the target of Sanctions.
“Sanctioned Country” means any country or territory that is the target of comprehensive, country-wide or territory-wide Sanctions, which as of the date of this Agreement includes Cuba, Iran, North Korea, the Crimea region of Ukraine, and the so-called People’s Republics of Donetsk and Luhansk.
“Sanctions” means the economic, financial, or trade sanctions Laws, embargoes, or restrictive measures administered, enacted, or enforced by the United States, the United Kingdom, the European Union or its Member States, the United Nations, or any other applicable Governmental Authority.
“Security Incident” means any unauthorized Processing by the Company IT Assets of Personal Information owned or controlled by the Company or Subsidiary or any incident that may require notification to any Person, Governmental Authority, or any other entity under Privacy, Data Security, and AI Requirements.

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.
“Spin-Off” means spin-off of the Company and its Subsidiaries from NCR Corporation effective as of the Spin-Off Date.
“Spin-Off Date” means October 16, 2023.
“Subsidiary”, when used with respect to any Person, means (a) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (b) of which such Person or one of its Subsidiaries is a general partner or manager.
“Surrender Request” means, with respect to any jurisdiction, the steps the Company or its Subsidiaries are required to take under applicable Law and any guidance with respect to the use of the online Nationwide Multistate Licensing System & Registry to submit a request to validly surrender, relinquish and/or terminate any Company Money Transmitter License or to validly withdraw and/or terminate any Company Money Transmitter Application in such jurisdiction.
“Tax Returns” mean any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.
“Taxes” means all United States federal, state, local, or foreign income, gross receipts, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, escheat, abandoned unclaimed property, or personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, imposts, levies, withholdings or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.
“Trade Secret” has the meaning set forth in the definition of Intellectual Property.
“Trademark” has the meaning set forth in the definition of Intellectual Property.
“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Mergers.
“Treasury Regulations” means the regulations promulgated under the Code.
“Willful Breach” means a material breach of this Agreement that is the consequence of an intentional act, or intentional failure to act, undertaken by the breaching party with the actual knowledge that the taking of such intentional act, or intentional failure to act, would, or would reasonably be expected to, cause such material breach, it being agreed that a Willful Breach by a party shall include a party’s not consummating the Closing at substantially the time the Closing is required to be consummated in accordance with Section 1.03.
The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.15	Section
Acceptable Confidentiality Agreement	Section 5.02(g)
Acceptable Parent Confidentiality Agreement	Section 5.03(g)
Action	Section 3.07
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Alternative Financing	Section 5.17(c)
AML Laws	Section 3.08(f)
Announcement	Section 5.05
Anti-Corruption Laws	Section 3.08(e)
Articles of Merger	Section 1.03
Bankruptcy and Equity Exception	Section 3.03(a)
Behavioral Remedy	Section 5.04(d)
Book-Entry Share	Section 2.01(a)(iii)
Capitalization Date	Section 3.02(a)
Canceled Shares	Section 2.01(a)(ii)
CapEx Budget	Section 5.01(b)(xx)
Cash Consideration	Section 2.01(a)(iii)
Closing	Section 1.03
Closing Date	Section 1.03
Commitment Letter	Section 4.09(b)
Company	Preamble
Company Acquisition Agreement	Section 5.02(a)
Company Articles of Incorporation	Section 1.01(b)
Company Balance Sheet Date	Section 3.05(c)
Company Board Recommendation	Recitals
Company Bylaws	Section 1.01(b)
Company Common Stock	Recitals

Terms Not Defined in this Section 8.15	Section
Company Designee	Section 5.18
Company Disclosure Letter	Article III
Company Filed SEC Documents	Article III
Company Money Transmitter Applications	Section 3.08(c)
Company Money Transmitter Authorizations	Section 3.08(c)
Company Money Transmitter Licenses	Section 3.08(c)
Company Preferred Shares	Section 3.02(a)
Company Related Parties	Section 7.03(d)
Company Representatives	Section 8.13
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Stockholder Approval	Section 3.03(c)
Company Stockholders’ Meeting	Section 5.13(d)
Company Subsidiary Securities	Section 3.02(b)
Company Termination Fee	Section 7.03(a)(ii)
Company Voting Debt	Section 3.02(c)
Comparability Period	Section 5.08(a)
Consumer Protection Laws	Section 3.08(g)
Continuing Employee	Section 5.08(a)
Converted Parent PSU	Section 2.03(c)
Converted Parent RSU	Section 2.03(a)
Debt Commitment Letter	Section 4.09(b)
Debt Financing	Section 4.09(b)
Divestiture	Section 5.04(d)
DOJ	Section 5.04(i)
DTC	Section 2.02(b)(iii)(B)
Equity Award Conversion Ratio	Section 2.03(a)
Exchange Act	Section 3.04
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Fee Letter	Section 4.09(b)
Financing Amounts	Section 4.09(a)
First Effective Time	Section 1.04
FTC	Section 5.04(i)
Indebtedness	Section 5.01(b)(v)
Indemnitee	Section 5.07(a)
Information Security Program	Section 3.14(f)
Intended Tax Treatment	Section 5.19(a)
International Plan	Section 3.10(j)
Intervening Event	Section 5.02(j)
J.P. Morgan	Section 3.19
Judgment	Section 3.07
Labor Agreement	Section 3.11(a)
Material Contract	Section 3.16(a)
Material Intellectual Property Agreements	Section 3.13(e)
Merger I Articles of Merger	Section 1.04
Merger II Articles of Merger	Section 1.04
Merger I Surviving Corporation	Section 1.01
Merger I Surviving Corporation Common Stock	Section 2.01(a)(i)
Merger II Surviving Company	Section 1.02(a)
Merger Consideration	Section 2.01(a)(iii)
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
MGCL	Recitals
MLLCA	Recitals
Money Transmitter Application Jurisdictions	Section 3.08(c)
Money Transmitter License Jurisdictions	Section 3.08(c)
Money Transmitter Requirements	Section 3.08(h)
Morgan Stanley	Section 4.17
New Debt Commitment Letter	Section 5.17(c)
New Fee Letter	Section 5.17(c)
Nondisclosure Agreement	Section 5.06(a)
Notice Period	Section 5.02(e)
NYSE	Section 3.04
Other Money Transmitter Jurisdictions	Section 6.01(h)
Other Money Transmitter Requirement Approvals	Section 6.01(h)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Acquisition Agreement	Section 5.03(a)
Parent Balance Sheet Date	Section 4.04(c)
Parent Board Recommendation	Recitals
Parent Disclosure Letter	Article IV
Parent Filed SEC Documents	Article IV
Parent Intervening Event	Section 5.03(j)
Parent Preferred Shares	Section 4.03(a)
Parent Related Parties	Section 7.03(d)
Parent Representatives	Section 8.13
Parent SEC Documents	Section 4.04(a)

Terms Not Defined in this Section 8.15	Section
Parent Securities	Section 4.03(d)
Parent Share Issuance	Recitals
Parent Shareholder Approval	Section 4.02(a)
Parent Shareholders’ Meeting	Section 5.13(e)
Parent Superior Proposal	Section 5.03(i)
Parent Takeover Proposal	Section 5.03(h)
Parent Termination Fee	Section 7.03(b)(ii)
Pension Plan	Section 3.10(e)
Privacy Policies	Section 3.14(b)
Qualifying Takeover Proposal	Section 5.02(b)
Restraints	Section 6.01(a)
Retiree Welfare Arrangement	Section 3.10(f)
Rev. Proc. 2018-12	Section 5.19(c)
Sarbanes-Oxley Act	Section 3.05(a)
SDAT	Section 1.04
SEC	Section 3.04
SEC Clearance Date	Section 5.13(a)
Second Effective Time	Section 1.04
Securities Act	Section 3.04
Share Certificate	Section 2.01(a)(iii)
Specified Money Transmitter Jurisdictions	Section 6.01(g)
Specified Money Transmitter Requirement Approvals	Section 6.01(g)
Spin-Off Agreements	Section 3.16(c)
Stock Consideration	Section 2.01(a)(iii)
Superior Proposal	Section 5.02(i)
Takeover Law	Section 3.18(b)
Takeover Proposal	Section 5.02(h)
Transaction SEC Filings	Section 5.13(a)
WARN	Section 3.11(e)
SECTION 8.16. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.
SECTION 8.17. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, agreements, terms, conditions and undertakings of each of Merger Sub I and Merger Sub II under this Agreement in accordance with the terms hereof, including any such obligations, covenants, agreements, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Second Effective Time by the Merger II Surviving Company.
SECTION 8.18. Interpretation.
(a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the “Project Novus” electronic datasite hosted by Datasite on behalf of the Company prior to the date of this Agreement, (ii) included in the Company Filed SEC Documents as an exhibit or (iii) delivered in person or electronically to Parent, Merger Sub I or Merger Sub II or their respective Representatives, in each case, on or before the calendar day prior to the date of the execution of this Agreement. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein, provided that in the case of any agreement or instrument, only to the extent expressly permitted by this Agreement. References herein to any statute includes all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S. References to a Person are also to its permitted assigns and successors.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.
SECTION 8.19. Certain Provisions Related to Financing Sources.

(a) Notwithstanding anything to the contrary contained herein, the Company and its Subsidiaries (on behalf of itself and its Affiliates and each Representative of the Company, its Subsidiaries and its Affiliates) (i) hereby waives any claims or rights against any Debt Financing Source relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise (in each case, other than with respect to the definitive debt documentation), (ii) hereby agrees not to bring or support any Action against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise (in each case, other than with respect to the definitive debt documentation), and (iii) hereby agrees to cause any Action asserted against any Debt Financing Source by or on behalf of the Company and its Subsidiaries (on behalf of itself and its affiliates and each Representative thereof) in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated (in each case, other than with respect to the definitive debt documentation). In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Company or its Subsidiaries in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby.
(b) Notwithstanding anything to the contrary contained herein, any right or obligation with respect to any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, and any Action, whether at law or in equity and whether in tort, contract or otherwise, arising out of or relating to the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, including in any Action or counterclaim against any Debt Financing Source, shall be governed by and construed in accordance with the Law of the State of New York.
(c) Notwithstanding anything to the contrary contained herein, each party hereto hereby submits itself to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any Action, whether at law or in equity and whether in tort, contract or otherwise, arising out of or relating to the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, including in any Action or counterclaim against any Debt Financing Source, and hereby agrees that it will not bring or support any such Action in any other forum.
(d) The parties hereby agree that (i) the waiver of rights to trial by jury set forth in Section 8.12 applies to any Action, whether at law or in equity and whether in tort, contract or otherwise, arising out of or relating to the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, including in any Action or counterclaim against any Debt Financing Source and (ii) no amendment, waiver or termination of Section 7.03(d), Section 8.07, Section 8.09, Section 8.12, this Section 8.19 and the definition of “Debt Financing Source” (and any other provision of this Agreement to the extent a modification thereof would modify the substance of any of the foregoing provisions) that is adverse to the Debt Financing Sources or their Representatives shall be effective without the prior written consent of the parties to the Debt Commitment Letter.
(e) The Debt Financing Sources are intended third party beneficiaries of, and may enforce, any of the provisions of Section 7.03(d), Section 8.07, Section 8.09, Section 8.12 and this Section 8.19 (in each case, to the extent such provisions are contemplated to be for the benefit of the Debt Financing Sources). This Section 8.19 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

THE BRINK’S COMPANY

by	/s/ Mark Eubanks
Name: Mark Eubanks
Title: President and Chief Executive Officer

NOVUS MERGER SUB, INC.

by	/s/ Kristen Cook
Name: Kristen Cook
Title: President, Treasurer and Secretary

NOVUS MERGER SUB II, LLC

by	/s/ Kristen Cook
Name: Kristen Cook
Title: President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NCR ATLEOS CORPORATION

by	/s/ Timothy C. Oliver
Name: Timothy C. Oliver
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

February 26, 2026
Board of Directors
The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226-8100
Members of the Board:
We understand that NCR Atleos Corporation (“Novus” or the “Company”), The Brink’s Company (the “Buyer”), Novus Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub I”) and Novus Merger Sub II, LLC, a wholly owned subsidiary of the Buyer (“Acquisition Sub II”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of February 26, 2026 (the “Merger Agreement”), which provides, among other things, for the merger of Acquisition Sub I with and into the Company (“Merger I”) and, immediately following the consummation of Merger I, the Company will merge with and into Acquisition Sub II (“Merger II” and, together with Merger I, the “Mergers”). Pursuant to the Mergers, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than shares held by the Buyer or any affiliate of the Buyer or the Company, will be converted into the right to receive (i) $30.00 per share in cash and (ii) 0.1574 shares of common stock, par value $1.00 per share, of the Buyer (the “Buyer Common Stock”), subject to adjustment in certain circumstances (the “Consideration”). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.
For purposes of the opinion set forth herein, we have:
1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;
3)
Reviewed certain financial projections with respect to the Buyer prepared by the management of the Buyer (the “Buyer Management Projections”), and certain financial projections with respect to the Company reflecting modifications developed by the management of the Buyer with regard to the projections prepared by the management of the Company and approved for our use by the management of the Buyer (the “Buyer Adjusted Company Management Projections”), and extrapolations of both sets of projections prepared and approved for our use by the management of the Buyer;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of the Buyer;
5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;
6)
Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Mergers on the Buyer’s financial profile, consolidated capitalization and certain financial ratios;
8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;
9)
Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer;
12)
Reviewed the Merger Agreement, the draft commitment letter from certain lenders substantially in the form of the drafts dated February 26, 2026 (the “Commitment Letter”) and certain related documents; and

13)	Performed such other analyses and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, including the Buyer Management Projections and Buyer Adjusted Company Management Projections, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers (and including the Buyer Management Projections and Buyer Adjusted Company Management Projections), we have assumed that they have been reasonably prepared on bases
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reflecting the best currently available estimates and judgments of the management of the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Mergers will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the closing of the Mergers. In addition, Morgan Stanley will receive fees from the arrangement of bridge facilities as further described in the Commitment Letter and related documentation. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Mergers or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Mergers.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ben Teasdale
Name: Ben Teasdale
Title: Managing Director

B-2

Annex C

February 26, 2026
The Board of Directors
NCR Atleos Corporation
864 Spring Street NW
Atlanta, Georgia 30308
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of NCR Atleos Corporation, a Maryland corporation (the “Company”) of the consideration to be paid to such holders in the proposed mergers (the “Transaction”) of the Company with direct, wholly-owned subsidiaries of The Brink’s Company, a Virginia corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of February 26, 2026 (the “Agreement”), among the Company, the Acquiror, and its two subsidiaries, Novus Merger Sub, Inc., a Maryland corporation (“Merger Sub I”), and Novus Merger Sub II, LLC, a Maryland limited liability company (“Merger Sub II”), Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving as a direct, wholly owned subsidiary of the Acquiror, to be followed by a second-step merger of the Company with and into Merger Sub II, with Merger Sub II continuing as the surviving company of such merger. At the effective time of the First Merger, each outstanding share of Company Common Stock, other than shares of Company Common Stock held by the Acquiror, Merger Sub I or Merger Sub II, will be converted into the right to receive consideration per share equal to $30.00 in cash (the “Cash Consideration”) and 0.1574 shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, par value $1.00 per share (the “Acquiror Common Stock”).
In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to the respective businesses of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any
C-1

officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.
We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a syndicated credit facility in October 2024. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on a notes offering for the Acquiror in June 2024 and as joint lead arranger and joint bookrunner on a revolving credit facility for Brink’s Capital, a wholly-owned subsidiary of the Acquiror in July 2024. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
/s/ J.P. Morgan Securities LLC
J.P. MORGAN SECURITIES LLC
C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Under the VSCA, unless otherwise required by the Brink’s Articles, Brink’s is required to indemnify a director or officer who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of Brink’s against reasonable expenses incurred in connection with the proceeding. The VSCA also authorizes Virginia corporations to provide additional indemnification in certain specified instances. Accordingly, Article VIII of the Brink’s Articles provides that each officer, director or employee of Brink’s shall be entitled to indemnity, including indemnity with respect to a proceeding by or in the right of Brink’s, to the fullest extent required or permitted under the provisions of the VSCA as in effect from time to time, except for an indemnity against willful misconduct or a knowing violation of the criminal law. Furthermore, Brink’s is required to promptly pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by an officer, director or employee of Brink’s in connection with any proceeding (whether or not made a party) arising from his or her status as such officer, director or employee, in advance of final disposition of any such proceeding upon receipt by Brink’s from such officer, director or employee of (a) a written statement of good faith belief that he or she is entitled to indemnity by Brink’s and (b) a written undertaking, executed personally or on his or her behalf, to repay the amount so paid or reimbursed if after final disposition of such proceeding it is determined that he or she did not meet the applicable standard of conduct.
Brink’s directors, officers and certain employees also have indemnification contracts with Brink’s. These contracts provide indemnification to the same extent as the Brink’s Articles and provide for the advancement of attorneys’ fees. Brink’s also has directors’ and officers’ insurance, which protects each director and officer from liability for actions taken in their capacity as directors or officers.
Item 21.	Exhibits and Financial Statement Schedules
(a) The following exhibits are filed herewith or incorporated herein by reference

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated February 26, 2026, among The Brink’s Company, NCR Atleos Corporation, Novus Merger Sub, Inc. and Novus Merger Sub II, LLC (attached as Annex A to the joint proxy statement/prospectus forming a part of this registration statement)*

3.1
Second Amended and Restated Articles of Incorporation of The Brink’s Company (incorporated herein by reference to Exhibit 3(i) to The Brink’s Company’s Quarterly Report on Form 10-Q, filed on June 30, 2015)

3.2	Amended and Restated Bylaws of The Brink’s Company (incorporated herein by reference to Exhibit 3.2 to The Brink’s Company’s Annual Report on Form 10-K, filed on February 26, 2026)
5.1	Opinion of Eric S. Fleming, Senior Counsel of The Brink’s Company, as to validity of the securities being registered
8.1	Opinion of Sidley Austin LLP regarding certain U.S. income tax aspects of the Mergers
8.2	Opinion of King & Spalding LLP regarding certain U.S. income tax aspects of the Mergers
21.1	List of subsidiaries of The Brink’s Company (incorporated herein by reference to Exhibit 21 to The Brink’s Company’s Annual Report on Form 10-K, filed on February 26, 2026)
23.1	Consent of KPMG LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Eric S. Fleming, Senior Counsel of The Brink’s Company (included as part of the opinion filed as Exhibit 5.1)
23.4	Consent of Sidley Austin LLP (included in Exhibit 8.1)
23.5	Consent of King & Spalding LLP (included in Exhibit 8.2)
24.1	Powers of Attorney (included on the signature page of this registration statement)
99.1	Form of Proxy Card of The Brink’s Company
99.2	Form of Proxy Card of NCR Atleos Corporation
99.3	Consent of Morgan Stanley & Co. LLC
99.4	Consent of J.P. Morgan Securities LLC
107	Filing Fee Table
*
Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Brink’s hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(10)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia, on April 29, 2026.

THE BRINK’S COMPANY

By:	/s/ Mark Eubanks
Name:	Mark Eubanks
Title:	President and Chief Executive Officer

POWER OF ATTORNEY
We, the undersigned directors and officers of The Brink’s Company (the “Company”) severally constitute and appoint Mark Eubanks and Kurt B. McMaken and each of them with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below, which Mark Eubanks or Kurt B. McMaken may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4 relating to the offering of Brink’s common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below this registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that Mark Eubanks or Kurt B. McMaken shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 29, 2026.

Signature	Title

/s/ Mark Eubanks	Director and President and Chief Executive Officer (Principal Executive Officer)
Mark Eubanks

/s/ Kurt B. McMaken	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Kurt B. McMaken

/s/ Adnane Louridi	Senior Vice President and Global Controller (Principal Accounting Officer)
Adnane Louridi

/s/ Michael J. Herling	Chairman of the Board of Directors
Michael J. Herling

/s/ Kathie J. Andrade	Director
Kathie J. Andrade

/s/ Paul G. Boynton	Director
Paul G. Boynton

/s/ Ian D. Clough	Director
Ian D. Clough

/s/ Susan E. Docherty	Director
Susan E. Docherty

/s/ A. Louis Parker	Director
A. Louis Parker

/s/ Timothy J. Tynan	Director
Timothy J. Tynan

/s/ Keith R. Wyche	Director
Keith R. Wyche

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